Form 20-F
period 2004-10-31
ADASTRA MINERALS INC
filed 2005-01-31
CIK 1050602

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[   ]          REGISTRATION  STATEMENT  PURSUANT TO SECTION  12(b) OR (g) OF THE
               SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended October 31, 2004

                                       OR

[   ]          TRANSITION  REPORT  PURSUANT  TO  SECTION  13  OR  15(d)  OF  THE
               SECURITIES  EXCHANGE ACT OF 1934 For the  transition  period from
               ____________________ to _______________________


Commission file number 0-29546
                       ---------

                              ADASTRA MINERALS INC.
                          ----------------------------
                     (formerly America Mineral Fields Inc.)
             (Exact name of Registrant as specified in its charter)

        ----------------------------------------------------------------
                 (Translation of Registrant's name into English)

                             Yukon Territory, Canada
                          ----------------------------
                 (Jurisdiction of incorporation or organization)

         St. George's House, 15 Hanover Square, London, England W1S 1HS
        ----------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                    Name of each exchange on which registered

      None                                               None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                    Class "A" Common Shares without Par Value
                  --------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
                          ----------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 70,735,925 Class "A" Common Shares without par value.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                             Yes [ X ]  No  [  ]

Indicate by check mark which financial statement item the registrant has elected to follow.

                                                      [ X ] Item 17  [ ] Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                                              Yes [  ]  No  [  ]

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

   Item 1.     Identity of Directors, Senior Management and Advisers..............................................1

   Item 2.     Offer Statistics and Expected Timetable............................................................1

   Item 3.     Key Information....................................................................................1

   Item 4.     Information on the Company........................................................................11

   Item 5.     Operating and Financial Review and Prospects......................................................29

   Item 6.     Directors, Senior Management and Employees........................................................44

   Item 7.     Major Shareholders and Related Party Transactions.................................................54

   Item 8.     Financial Information.............................................................................56

   Item 9.     The Offer and Listing.............................................................................57

   Item 10.       Additional Information.........................................................................60

   Item 11.       Quantitative and Qualitative Disclosures About Market Risk.....................................76

   Item 12.       Description of Securities Other than Equity Securities.........................................76

PART II..........................................................................................................76

   Item 13.       Defaults, Dividend Arrearages and Delinquencies................................................76

   Item 14.       Material Modifications to the Rights of Security Holders and Use of Proceeds...................77

   Item 15.       Controls and Procedures........................................................................77

   Item 16.       [Reserved].....................................................................................77

   Item 16A.         Audit Committee Financial Expert............................................................77

   Item 16B.         Code of Ethics..............................................................................77

   Item 16C.         Principal Accountant Fees and Services......................................................78

   Item 16D.         Exemptions from the Listing Standards for Audit Committees..................................79

   Item 16E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers.........................79

PART III.........................................................................................................79


   Item 17.       Financial Statements...........................................................................79

   Item 18.       Financial Statements...........................................................................80

   Item 19.       Exhibits.......................................................................................80


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

Kundelugan system                       Part of the  Proterozoic  eon of  geological  time  extending  from about 950 million years ago to about 650 million years ago.
--------------------------------------- ------------------------------------------------------------------------------

Malachite                               A common secondary copper mineral, occurring typically in the oxidised zone of copper deposits. (Cu2CO3(OH)2).
--------------------------------------- ------------------------------------------------------------------------------

Massive Sulfides                        A rock composed of at least 60% sulfide material.
--------------------------------------- ------------------------------------------------------------------------------

Mineralization                          The concentration of metals and their chemical compounds within a body of rock.
--------------------------------------- ------------------------------------------------------------------------------

Mineralization, Mineralized material,   A mineralized body which has been intersected by sufficient closely spaced drill
mineralized deposits or Deposit         holes and/or sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work. This mineralized body does not qualify as a commercially mineable ore body, as prescribed under Securities and Exchange Commission standards, until a final and comprehensive economic, technical and legal feasibility study based upon the test results is concluded and supports Proven/Probable Reserves.
--------------------------------------- ------------------------------------------------------------------------------

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

--------------------------------------- ------------------------------------------------------------------------------

--------------------------------------- ------------------------------------------------------------------------------
                                        Probable Mineral Reserve: means, in accordance with CIM Standards, the estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures.

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

                                        THE TERMS "MINERAL RESOURCE", "MEASURED MINERAL RESOURCE", "INDICATED MINERAL
                                        RESOURCE", AND "INFERRED MINERAL RESOURCE" USED IN THIS ANNUAL REPORT ARE
                                        CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT
                                        43-101 - STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS UNDER THE GUIDELINES
                                        SET OUT IN THE CIM STANDARDS. THEY ARE NOT DEFINED TERMS UNDER UNITED STATES
                                        STANDARDS AND MAY NOT GENERALLY BE USED IN DOCUMENTS FILED WITH THE UNITED
                                        STATES SECURITIES AND EXCHANGE COMMISSION BY U.S. COMPANIES. AS SUCH,
                                        INFORMATION CONTAINED IN THIS ANNUAL REPORT CONCERNING DESCRIPTIONS OF
                                        MINERALIZATION AND RESOURCES MAY NOT BE COMPARABLE TO INFORMATION MADE PUBLIC BY
                                        U.S. COMPANIES SUBJECT TO THE REPORTING AND DISCLOSURE REQUIREMENTS OF THE
                                        UNITED STATES SECURITIES AND EXCHANGE COMMISSION.
--------------------------------------- ------------------------------------------------------------------------------

--------------------------------------- ------------------------------------------------------------------------------

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

--------------------------------------- ------------------------------------------------------------------------------
Polymetallic                            A material made up of several metals.
--------------------------------------- ------------------------------------------------------------------------------

Pseudomalachite                         Malachite whose outward crystal form is that of another mineral species.
--------------------------------------- ------------------------------------------------------------------------------

Pyrite                                  The most common and widely distributed sulfide mineral with composition FeS2.
--------------------------------------- ------------------------------------------------------------------------------

Refractory Ore                          Ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to effect the full recovery of the valuable minerals.
--------------------------------------- ------------------------------------------------------------------------------

Renierite                               A sulfide mineral with contained copper, zinc and germanium.(Cu,Zn)11(Ge,As)2Fe4S16.

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

Sulfide Ore                             Ore in which sulfide minerals predominate.
--------------------------------------- ------------------------------------------------------------------------------

Tailings                                Material rejected from a mill after the recoverable valuable materials have been extracted.
--------------------------------------- ------------------------------------------------------------------------------

Tenorite                                A copper oxide mineral with composition CuO.
--------------------------------------- ------------------------------------------------------------------------------

Vein                                    A deposit of foreign minerals within a rock fracture or joint.
--------------------------------------- ------------------------------------------------------------------------------

The financial statements and exhibits listed and referred to herein, are filed with this Annual Report on Form 20-F in the United States. This Annual Report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the financial statements and exhibits listed herein. Canadian investors should refer to the annual financial statements of the Company at October 31, 2004 as filed with the applicable Canadian Securities regulators.

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

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers.

A.   Directors and Senior Management.

Not Applicable.

B.   Advisers.

Not Applicable.

C.   Auditors.

Not Applicable.

Item 2. Offer Statistics and Expected Timetable.

Not Applicable.

Item 3. Key Information.

A.   Selected Financial Data.

The following tables set forth and summarize selected consolidated financial data for the Company (stated in thousands of U.S. dollars, except numbers of shares and per share amounts), prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The tables also summarize certain corresponding information prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). Canadian GAAP, as applied to the Company, materially differs from U.S. GAAP, as set forth in Note 11 to the Consolidated Financial Statements of the Company.

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

Canadian GAAP

----------------------------- ---------------------------------------------------------------------------------------

All in $1,000's except                                               Audited
number of shares and per                                  (Fiscal year ended October 31)
share amounts

                                    2004              2003             2002             2001              2000
----------------------------- ----------------- ----------------- ---------------- ---------------- -----------------

Working capital               $ 15,114          $  18,629         $   1,948        $   5,376        $   8,601
(deficiency):

Revenues:                     $       -         $       -         $       -        $       -        $       -

Net earnings (loss):          $(4,210)          $  (3,539)        $  (3,533)       $  (2,791)       $  (7,899)

Basic and diluted earnings    $(0.06)           $(0.10)           $ (0.11)         $(0.09)          $(0.25)
(loss) per share:

Total assets:                 $ 33,279          $  26,397         $   7,180        $  13,205        $  18,830

Net Assets                    $ 31,716          $  25,469         $   6,862        $  10,395        $  13,186

Total Current Liabilities:    $  1,554          $     927         $     317        $   1,657        $   2,397

Non-controlling interest      $      9          $          -      $          -     $           -    $         -

Share capital                 $ 67,070          $  59,294         $  39,243        $  39,243        $  39,243

Contributed Surplus           $  4,777          $   2,095         $       -        $       -        $       -

Number of shares              70,735,925        62,044,820        32,132,820       32,197,355       32,197,355

Retained earnings (deficit):  $ (40,130)        $  (35,920)       $  (32,381)      $  (28,848)      $  (26,057)
----------------------------- ----------------- ----------------- ---------------- ---------------- -----------------

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures can be deferred on mineral properties under exploration or development until production unless it is determined that further exploration or development is not warranted, at which time the property costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following information has been reconciled for U.S. GAAP. See Note 11 to the Consolidated Financial Statements of the Company.

U.S. GAAP

----------------------------- ---------------------------------------------------------------------------------------

All in $1,000's except                                               Audited
number of shares and per                                  (Fiscal year ended October 31)
share amounts

                                   2004              2003              2002             2001              2000
----------------------------- ---------------- ----------------- ----------------- ---------------- -----------------

Working capital               $15,114          $18,629           $   1,948         $   5,376        $   8,601
(deficiency):

Revenues:                     $       -        $       -         $       -         $       -        $       -

Net earnings (loss):          $(11,057)        $(4,442)          $   2,318         $  (2,941)       $  (5,650)

Basic and diluted earnings    $(0.16)          $(0.12)           $(0.07)           $(0.09)          $(0.18)
(loss) per share:

Total assets:                 $16,752          $19,582           $   2,311         $   7,121        $  12,884

Net Assets                    $15,190          $18,655           $   1,993         $   4,311        $    7,240

Total Current Liabilities:    $  1,554         $    927          $     317         $   1,657        $    2,397

Non-controlling interest      $         9      $         -       $          -      $         -      $          -

Share capital and             $69,738          $62,147           $  41,043         $  41,043        $  41,031
Contributed Surplus

Number of shares              70,735,925       62,044,820           32,132,820     32,197,355       32,197,355

Retained earnings (deficit):  $(54,548)        $(43,492)         $  (39,050)       $  (36,731)      $  (33,791)
----------------------------- ---------------- ----------------- ----------------- ---------------- -----------------

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

The high and low exchange rates for each month during the previous six months are as follows (Canadian dollars per United States $1.00):

--------------------------------------------------------------------------------

Month                                    High                          Low
--------------------------------------------------------------------------------

December 2004                            1.1856                        1.2401
--------------------------------------------------------------------------------

November 2004                            1.1775                        1.2263
--------------------------------------------------------------------------------

October 2004                             1.2194                        1.2726
--------------------------------------------------------------------------------

September 2004                           1.2648                        1.3071
--------------------------------------------------------------------------------

August 2004                              1.2964                        1.3323
--------------------------------------------------------------------------------

July 2004                                1.3082                        1.3353
--------------------------------------------------------------------------------

The high, low, average (calculated by using the average of the exchange rates on the last day of each month during the period) and closing exchange rates for each of the Company's five previous fiscal years are as follows:


                   Corporation's Fiscal Year Ended October 31

--------------------- ------------------------------------------------------------------------------------------------

                            2004                2003               2002                2001               2000
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

High                       1.2194              1.3043             1.5108              1.4933             1.4350
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

Low                        1.3970              1.5903             1.6128              1.5905             1.5311
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

Average                    1.3147              1.4379             1.5718              1.5411             1.4771
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

Period End                 1.2209              1.3195             1.5610              1.5905             1.5273
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

On January 14, 2005, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S. $1.00 equals CDN$1.2188.

B.   Capitalization and Indebtedness.

Not Applicable.

C.   Reasons for the Offer and Use of Proceeds.

Not Applicable.

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

Risks of Exploration and Development

The level of profitability of the Company, if any, in future years will depend to a great degree on cobalt, copper, zinc and diamond prices and whether any of the Company's exploration stage properties can be brought into production. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to ensure that the current and future exploration programs and/or feasibility studies on the Company's existing mineral properties will establish reserves. Whether an ore body or a tailings deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which cannot be predicted and which have been highly volatile in the past; mining, processing and transportation costs; perceived levels of political risk and the willingness of lenders and investors to provide project financing; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection and reclamation and closure obligations. The effect of these factors cannot be accurately predicted, but the combination of these factors may cause a mineral deposit that has been mined profitably in the past, such as the Kipushi zinc-copper mine, to be unprofitable. The Company is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations as well as political and economic risks associated with developing nations. The Company may be subject to liability for pollution or other hazards against which it cannot insure or against which it may elect not to insure.

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

Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management including Timothy Read, President and Chief Executive Officer; Bernard Pryor, Chief Operating Officer; Thomas David Button, Chief Financial Officer; and Francois Colette, director and fonde de pouvoir of Kingamyambo Musonoi Tailings S.A.R.L. ("KMT"). Investors must be willing to rely to a significant extent on their discretion and judgement. The Company maintains key employee insurance on its President and Chief Executive Officer, only.

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

Transportation infrastructure and service infrastructure in the DRC are sub-standard. The transportation of equipment and supplies into, and the transportation of resources out of, the DRC may be subject to delays. Furthermore, equipment and supplies for, and production from, the Company's projects in the DRC will probably transit through other countries, such as Zambia and Zimbabwe, and accordingly be reliant on the infrastructure and political stability of such countries.

The Company also has exploration projects in Angola. Owing to civil unrest, the Company was not afforded sustained access to its Luremo Mining Licence and its Cuango International Prospecting Licence areas, and the terms of the Company's agreements accordingly had not commenced by December 1999. At that time, the Angolan Government passed new legislation that stated the maximum size of licences, following which the Company's wholly owned subsidiary IDAS Resources NV ("IDAS") entered into negotiations for the reconfiguration of new licence areas in accordance with the new law. During the fiscal year ended October 31, 2001, two new licences (the Cuango Floodplain Prospecting Licence, and the Camutue Exploitation Licence) were awarded to Empresa Nacional De Diamantes De Angola E.P. ("Endiama"), the Angolan diamond company wholly owned by the Angolan state, with the rights to explore and exploit the licences to be exercised in a joint venture between Endiama and IDAS. The new licence areas cover 2,936 square kilometres, being less than 10% of the original total area but retaining all the original Cuango river valley and floodplain territory. In 2002, IDAS signed Heads of Agreement with Endiama and another entity regarding the ownership structure and other obligations of the parties in the joint venture for the two licences, and thereafter undertook extensive negotiations to finalize shareholder and operative agreements. In September 2004, it became clear that Endiama had repudiated its contractual obligations towards IDAS. After taking legal advice, the Company announced it would be seeking legal redress. Filing of the suit in the USA has, however, been temporarily postponed pending the outcome of representations at senior government levels. Although the Company has been advised by counsel that its case is strong, the outcome of litigation can never be predicted with certainty. .

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

The Company's operations may require additional analysis in the future including environmental and social impact and other related studies. There can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to continue its operation or its exploration of its properties or, if feasible, to commence development, construction or operation of mining facilities at such properties on terms which enable operations to be conducted at economically justifiable costs.

To the best of the Company's knowledge, the Company is operating in compliance with all applicable environmental regulations. See "Note Regarding Forward-Looking Statements." The Company currently is not insured against environmental liabilities.

Competition

The Company's business is intensely competitive, and the Company competes with other mining companies, many of which have greater resources and experience. Competition in the mining industry is primarily for mineral rich properties which can be developed and produce economically; the technical expertise to find, develop, and produce from such properties; the labor to operate the properties; the capital for the purpose of financing development of such properties; and arrangements for marketing, particularly in the case of products not traded on terminal markets. Many competitors not only explore for and mine metals and minerals, but also conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Company's inability to compete with other mining companies for mineral deposits could have a material adverse effect on the Company's results of operation and business.

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

History of Losses

The Company is a mineral exploration company without operations and has historically incurred losses, including a net loss of $4,210,173 for the year ended October 31, 2004 and $3,538,579 for the year ended October 31, 2003. As at October 31, 2004, the Company had a cumulative deficit of $40,129,840.

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

Requirements for and Uncertainty of Access to Additional Capital

As of October 31, 2004, the Company had cash and cash equivalents of approximately $16,264,314. Working capital at October 31, 2004 was $15,113,846. The Company will continue to incur exploration and assessment costs and intends to fund its plan of operations from working capital. In the future, the Company's ability to continue its exploration, assessment, and development activities depends in part on the Company's ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means. There can be no assurance that option arrangements (such as that with the IFC in respect of the Kolwezi Tailings Project), will be exercised and the associated funding obtained. There can be no assurance that the Company will commence operations and generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all. The failure of the Company to meet its on-going obligations on a timely basis could result in the loss or substantial dilution of the Company's interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements included in this Annual Report.

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

Dilution

As at October 31, 2004, there were options outstanding to purchase, in the aggregate, 6,126,000 Common Shares and share purchase warrants outstanding entitling the holders to purchase, in the aggregate, 1,679,656 Common Shares. Such options and warrants, if fully exercised, would constitute approximately 9.9% of the Company's resulting share capital. Additionally, terms and conditions connected to certain of the warrants contain anti-dilution provisions, which provide for the issuance of additional warrants to the holders on the exercise of options and warrants outstanding. Accordingly, as at October 31, 2004, up to a further 50,052 warrants were contingently issuable by the Company, providing for further dilution. The exercise of such options or warrants and the subsequent resale of such Common Shares in the public market could aversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional Common Shares and the Company may grant additional share purchase warrants and stock options. Any share issuances from the Company's treasury will result in immediate dilution to existing shareholders.

Dividends

The Company has not paid dividends in the past and does not anticipate paying dividends in the near future. For additional particulars reference should be made to "Item 8A - Financial Information - Consolidated Statements and Other Financial Information".

Item 4. Information on the Company.

A.   History and Development of the Company.

The Company was incorporated by registration of its memorandum and articles under the Company Act (British Columbia) on November 16, 1979 under the name "Black Pearl Petroleums Ltd." The Company changed its name from "Black Pearl Petroleums Ltd." to "Signet Resources Inc." on August 2, 1983, to "New Signet Resources Inc." on March 11, 1987, to "Amir Ventures Corp." on June 29, 1993, and to "America Mineral Fields Inc." on August 8, 1995. On August 11, 1995, the Company was continued under the laws of Yukon Territory by articles of continuance, and on May 11, 2004, the Company changed its name to "Adastra Minerals Inc.".

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

The Company is a mineral resource company with exploration stage properties, which means that the Company is engaged in the search for mineral deposits and that the properties are not in development or production. In late 1994, the Company commenced negotiations with Gondwana Investments Ltd. ("Gondwana") to acquire 49.4% of the issued common shares and 100% of the issued preferred shares of

Rio Quilombo Mineracao S/A, a Brazilian company which owned diamond properties in Brazil. These transactions concluded in April 1995 and resulted in Gondwana becoming the then principal shareholder of the Company.

During 1995 through 1997 fiscal years, the Company acquired interests in additional properties in Brazil and entered into preliminary agreements to acquire interests in properties in Zambia and the DRC. During 1998, the Company negotiated and entered into agreements relating to the Kolwezi Tailings Project in the DRC. During 1998, the Company entered into a joint venture agreement with Anglo American Corporation of South Africa Limited ("AAC") to bid to develop the Kolwezi Tailings Project. Congo Mineral Developments Limited ("CMD") was the vehicle for the joint venture, and was initially owned 50% by the Company and 50% by AAC.

In October of 1999, the Company issued 3,550,000 units to Umicore S.A. (formerly Union Miniere S.A.) ("Umicore") at a price of CDN$2.70 per unit for gross proceeds of $6,510,218 (CDN$9,585,000). Each unit consisted of one Common Share and one warrant. Each warrant was exercisable by the holder at any time up to October 4, 2004 into one Common Share of the Company by payment of CDN$3.50 per share. These warrants expired unexercised.

During the fiscal year ended October 31, 2000, the Company entered into an option agreement (the "Zincor Option Agreement") with the Zinc Corporation of South Africa Limited ("Zincor"), a wholly owned subsidiary of Kumba Resources Limited. (Zincor has since been renamed Kumba Base Metals Limited.) Pursuant to the Zincor Option Agreement, Zincor was granted an option to elect to earn up to a 50% interest in the Company's interest in the Kipushi Project. This interest is held through the Company's wholly owned subsidiary Congolese Zinc Investments Ltd. ("CZI", and previously known as America Mineral Fields International Ltd. "AMFI").

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

During the fiscal year ended October 31, 2001, following the performance of due diligence, Zincor exercised its option relating to the Kipushi Project. Zincor (since renamed Kumba Base Metals Limited) may now earn up to a 50% interest in CZI's interest in the Kipushi Project by matching the Company's direct expenditures on the Kipushi Project (not to exceed $3,500,000). On execution of the option, Zincor deposited the option fee of $100,000 into a joint account with the fee to be used to meet expenses incurred in negotiating commercial agreements between the Company, Zincor and Gecamines.

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

On January 30, 2002, the Company entered into a joint venture agreement (the "Zincor JV Agreement") with Zincor. The vehicle for the joint venture will be Zincongo Limited. The Zincor JV Agreement formalized the relationship between the Company and Zincor, and granted Zincor (since renamed Kumba Base Metals Limited) the right to earn up to a 50% shareholding in Zincongo by funding $3,500,000 of expenditure on the Kipushi Project. The Zincor JV Agreement was due to expire on September 30, 2004 if certain conditions precedent were still outstanding, but that date has now been extended to March 31, 2005.

Effective May 31, 2002, the Company entered into a purchase and sale agreement with AAC and acquired the remaining 50% share interest in CMD from AAC that it did not already own. AAC received 50% of the net working capital of CMD ($1,609,168) and the Company assumed AAC's $2,000,000 debt owed to CMD.

In April 2002, IDAS Resources N.V. ("IDAS")), a wholly owned subsidiary of the Company, entered into a Heads of Agreement with Endiama and Twins Ltd. ("Twins"), a company representing private sector Angolan interests. The Heads of Agreement governed the ownership, the structure and the other obligations of these parties in the joint venture to be formed to exercise the rights of exploration and exploitation of the two licences in Angola. These included the formation of a new company ("Luminas") to exercise these rights in which IDAS was to own 51% of the share capital for the period of time that any loans to Luminas by IDAS remained outstanding. Endiama was to own 38% and Twins 11% of Luminas' share capital. The financing of the project was to be undertaken by IDAS. Once the loans had been repaid in full, IDAS was to own 49%, Endiama 38% and Twins 13%. IDAS also verbally agreed, and subsequently completed formal drafting of, arrangements with Twins to ensure IDAS' continued voting control of Luminas. The Heads of Agreement, and a subsequent agreement entered into by the parties in December 2002, set out the repayment terms of the loans from cash flows, and called for a minimum investment of $1,500,000 by IDAS for each of the two licences. IDAS was to pay 10% of its dividends to Endiama during the first eighteen months of production. The board of directors of Luminas was to be comprised of five members, three of whom were to be nominated by IDAS. However, IDAS found it impossible to progress matters further with Endiama, and in September 2004 Endiama made it clear that it had repudiated its contractual obligations. Consequently, the Company announced that it would be seeking legal redress. Filing of the suit in the USA has, however, been temporarily postponed pending the outcome of representations at senior government levels.

In February 2003, the Company agreed heads of terms with the International Finance Corporation ("IFC") and the Industrial Development Corporation of South Africa Limited ("IDC"). This agreement provides a framework whereby each of the agencies will have an option to acquire up to 10% of the Kolwezi Tailings Project from the Company on a farm-in basis at a price related to the accumulated expenditures of the Company and its affiliates up to the time of the exercise of the option. The Company has granted each of the IFC and the IDC a warrant to purchase 823,918 common shares of the Company at a price of CDN$0.75 per share at any time until February 12, 2008. The number of shares that may be purchased under each of the warrants has to date increased by 15,910 as a result of share purchase entitlements existing at February 12, 2003 that have since been exercised, and each may be increased further by a maximum 25,026 common shares assuming all share purchase entitlements existing at February 12, 2003 that remained outstanding as at January 14, 2005 are exercised in full. In November 2004, the IDC informed the Company that, subject to certain conditions, including receiving exchange control permissions from the South African Reserve Bank, it would be exercising in full its option to acquire 10% of the Kolwezi Tailings Project.

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

In November 2003, the Company, the Government of the DRC ("GDRC"), and Gecamines initialled, and on March 23, 2004 executed, a Contract of Association ("CoA") governing the Kolwezi Tailings Project and the ownership and management of Kingamyambo Musonoi Tailings S.A.R.L. ("KMT"), the company incorporated by Presidential decree on March 15, 2004 in the Democratic Republic of Congo to own the mining title to the tailings and develop the Project. In accordance with the CoA, the Company owns 82.5% of KMT, and Gecamines and GDRC own 12.5% and 5.0% respectively. The Company's interest in KMT will fall to 72.5% should the IDC complete the exercise of its option to acquire 10% of the Kolwezi Tailings Project from the Company as mentioned above, and would reduce to 62.5% if in addition the IFC also exercises its option in full. KMT is to pay Gecamines a total of $15,000,000 as consideration for the Tailings Exploitation Rights ("TER"): $5,000,000 was paid following the transfer to KMT of the TER on May 27, 2004, and $10,000,000 will be paid following the completion of all financing arrangements for the Kolwezi Tailings Project. The $15,000,000 is to be provided to KMT by the Company and by IDC and/or IFC (and/or potentially by other participating parties) based on their respective pro rata ownership of the Project excluding Gecamines and GDRC's percentage ownership. Gecamines is to receive an annual dividend of the greater of its ordinary dividend and 2.5% of free cash flow (as defined) for each year from start-up until senior debt and subordinated loans have been fully reimbursed. Thereafter, Gecamines will be entitled to an annual dividend based on 10% of the average price realized for cobalt sold in a year in excess of $10.00 (adjusted for inflation) per pound in addition to any ordinary dividend received by Gecamines, providing that ordinary dividends are paid in such year. The Company and the participating parties are to complete feasibility studies, carry out an environmental impact study, draw up an environmental management plan and obtain commitments for financing the Kolwezi Tailings Project by November 27, 2007 (a time period of three years and six months from the transfer date of the TER).

In January 2004, the Company completed a private placement of 3,500,000 common shares in Europe with M&G Investment Management Limited (wholly owned by Prudential plc) at a price of CDN$1.60 per share, and received gross proceeds of CDN$5,600,000.

In April 2004 the Company appointed Rothschild as the financial adviser on the Kolwezi Tailings Project.

In May 2004, the Company awarded a contract for the Environmental and Social Impact Assessment ("ESIA") on the Kolwezi Tailings Project to SRK Consulting ("SRK") of South Africa. SRK has already successfully completed the Phase 1 Environmental Audit and Scoping Study. Phase 2 will encompass the identification and assessment of the potential environmental and social impacts of the project, evaluate alternatives and recommend appropriate mitigation, management and monitoring measures which will be undertaken during construction and throughout the life of the project.

In August 2004, the Company awarded the contract for the Definitive Feasibility Study ( "DFS") on the Kolwezi Tailings Project to a joint venture of Murray & Roberts and GRD Minproc. The DFS will pull together all the technical aspects of the project, incorporating the extensive work already completed. In particular, the DFS will focus on the optimization of the selected metallurgical flowsheet and investigate the best logistical approach for construction. Once the flowsheet and throughput have been decided, the

DFS will be completed, with construction and operating costs estimated to within +15% and -5%. The DFS team will liaise closely with the ESIA team.

In September 2004, the Company signed a Memorandum of Understanding ("MoU') with Umicore. The MoU covers arrangements for negotiating a long-term supply agreement under which Umicore will purchase cobalt to be produced from the Kolwezi Tailings Project, for Umicore to assist and facilitate in placing Kolwezi's cobalt production under long-term, "take-or-pay", supply agreements with Umicore's cobalt chemical customers, for the provision of technical assistance by Umicore in relation to the cobalt metallurgical flowsheet for the Kolwezi Tailings Project, and for Umicore's assistance in commissioning Kolwezi's cobalt circuit.

The Company is a reporting issuer in British Columbia, Alberta and Ontario, Canada, and has been a reporting issuer under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") since November 26, 1997. The Class "A" Common shares without par value in the capital of the Company (the "Common Shares") are listed on The Toronto Stock Exchange (the "TSX"), where the Company's symbol was "AMZ" until December 2, 2004, and has been "AAA" since December 3, 2004. On September 18, 1998, the Company delisted its Common Shares from the Vancouver Stock Exchange. On September 25, 2003, the Company's shares were listed for trading on the Alternative Investment Market of the London Stock Exchange (the "AIM") under the symbol "AMF". Pursuant to the Company's change of name to Adastra Minerals Inc., the trading symbol on AIM was changed to "AAA" with effect from May 12, 2004; and with effect from December 3, 2004, the Company's trading symbol on the TSX was also changed to "AAA". For further particulars, reference is made to "Item 9 - The Offer and Listing".

B.   Business Overview.

The Company is in the business of acquiring, exploring and developing mineral resource properties. The Company currently has interests in properties, contractual or otherwise, located in the DRC, Angola and Zambia . Details of the properties are set forth below. The target metals and precious minerals for which the Company is exploring are cobalt, copper, zinc and diamonds. The Company's principal mineral property interests are the joint venture interest in a cobalt and copper tailings re-treatment project (the "Kolwezi Tailings Project") located 25 kilometres outside the town of Kolwezi, situated in the copper belt region of the DRC, and an exclusive option to submit a proposal for redevelopment of the Kipushi zinc-copper mine (the "Kipushi Project") located near the town of Kipushi, adjacent to the border of Zambia about 30 km from Lubumbashi within the DRC. Another mineral property interest of the Company is a 100% interest in the Solwezi prospecting licence, which covers an area of approximately 950 square kilometres located in Zambia adjacent to the international border of the DRC and contiguous with the Kipushi Project. This licence expired on January 28, 2004. The Company has applied to extend the licence in respect of approximately 441 square kilometres, however at the time of this Annual Report, the Company has not been advised of the status of this application. The Company also has mineral property interests in Angola, comprising two licences awarded to Endiama (one being a prospecting licence covering an area of approximately 2,690 square kilometres in the Cuango River floodplain, and the other being an exploitation licence covering an adjacent area of approximately 246 square kilometres north of Cafunfo, with both licences being in the Provinces of Luanda-Norte and Malange) with the respective exploration and exploitation rights to be exercised in a joint venture between the Company and Endiama. As noted previously, the Angolan interests are at present potentially the subject of litigation.

Although a resource as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM standards (the term resource not being a defined term under
United States standards) has been identified on the Company's Kolwezi and Kipushi projects, the necessary work to demonstrate that these resources are economically recoverable has yet to be completed. It is anticipated that the definitive feasibility study on the Kolwezi Tailings Project will be completed during fiscal 2005. Until definitive feasibility studies are completed on the Kolwezi and Kipushi projects, there is no assurance that any of the deposits categorized as resources will be converted to reserves.

Plan of Operations for Fiscal Year 2005

The Company has not received revenue from operations during each of the three fiscal years immediately prior to filing of the Annual Report. The Plan of Operation for the Company for the fiscal year ending October 31, 2005 involves the following with regard to the existing projects:

Kolwezi Tailings Project, DRC.

In fiscal year 2000, the principal technical focus of the Kolwezi Tailings Project was on the development of an efficient flow-sheet design to produce London Metal Exchange ("LME") "Grade A" copper and 99.8% cobalt cathode. To this end, CMD commissioned a pilot plant to determine the most suitable flow-sheet, judged by the criteria of product quality, cost effectiveness and operational robustness. By the year-end, the copper flow-sheet had been selected and the optimisation of impurity removal in the cobalt flow-sheet was being finalised.

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

In fiscal year 2004, KMT was established, the CoA was signed, and the Tailings Exploitation Permit for the Kolwezi tailings transferred to KMT by Gecamines. Contracts were awarded, and work commenced on, both the ESIA and the DFS. In addition, discussions were begun with potential project financiers, product off-takers and risk insurers.

During fiscal year 2005, it is planned that the ESIA will be completed and an Environmental Management Plan prepared; that the DFS will be completed and a fixed price, construction contract negotiated; and that negotiations with project financiers, product off-takers and risk insurers will be progressed with the aim of being in a position in the first half of fiscal year 2006 to decide whether to proceed with engineering and construction of the project. Within the DFS, a scoping study analyzing different initial production levels has been completed. As a result, it has now been decided that the Kolwezi Tailings Project will be designed to produce initially approximately 5,500 tonnes of cobalt and 30,000 tonnes of copper annually. The DFS will be based on these levels.

The Company anticipates expenditures on the Kolwezi Tailings Project work programmes for fiscal year 2005 will be approximately $16 million, which will be funded from the IDC's payments (should the option exercise referred to in Item 4.A above be completed) in relation to its acquisition of a 10% interest in the Kolwezi Tailings Project and / or from Adastra's existing resources.

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

In January 2002, the Company and Zincor entered into the Zincor JV Agreement. The vehicle for the joint venture will be Zincongo Limited. The Zincor JV Agreement formalizes the relationship between the Company and Zincor, and grants Zincor (Zincor has since been renamed Kumba Base Metals Limited ("Kumba Base Metals")) the right to earn up to a 50% shareholding in Zincongo by funding $3,500,000 of expenditures on the Kipushi Project. The JV Agreement was scheduled to expire on September 30, 2004, if certain conditions precedent had not been satisfied by that date.

During fiscal year 2003, work was carried out on environmental aspects of the Kipushi Project, and the Company and Zincongo proposed various revisions to the original framework agreement with Gecamines, covering such issues as investor returns, project finance and dividend distributions, and reflecting the introduction of the DRC's new mining code. It was mutually agreed, however, that priority should be given to finalising the Kolwezi Contract of Association.

Following the execution of the Kolwezi CoA in March 2004, negotiations on the proposed revisions to the Kipushi Framework Agreement were planned to recommence. Meetings were, however, postponed until after the end of fiscal year 2004, pending Gecamines' detailed review of, and response to, the proposals previously submitted by the Company and Zincongo.

In fiscal year 2005, agreement has been reached with Kumba to extend until March 31, 2005 the date by which the Zincor JV Agreement's outstanding conditions precedent must be met, and negotiations with Gecamines on the proposed revisions to the original framework agreement, covering such issues as equity ownership, project finance and dividend distributions, and reflecting the introduction of the DRC's new mining code, have now begun. Once agreement on the revisions has been reached and necessary DRC Governmental approvals have been obtained, the Company anticipates that the feasibility study on Kipushi will commence. Assuming a favourable outcome to this study and the availability of finance on acceptable terms, the Kipushi Project is expected to proceed. See "Note Regarding Forward-Looking Statements."

The cost of the feasibility study is currently anticipated to be less than the $3.2 million remaining to be subscribed by Kumba Base Metals under the Zincor JV Agreement, and accordingly the Company's budget assumes all expenditure on the feasibility study during fiscal year 2005 will be funded from Kumba Base Metals' contributions towards earning a 50% shareholding in Zincongo. The Company's own expenditures on Kipushi outside the feasibility study are anticipated to be approximately $0.1 million, which will be funded from existing resources.

Angola

Throughout 2000, the Company worked to negotiate a new diamond exploration licence with the Angolan government, in accordance with the new provisions for the issue of licences, published by the government in December 1999. By the end of fiscal year 2000, little headway had been achieved. In consequence, the Company decided to reduce its in-country presence, write down its investment in Angola to $1, and budget for only minimum expenditures in Angola during fiscal year 2001.

In December 2000, a new licence was successfully negotiated for almost 3,000 square kilometres covering a geographical area similar to the previous Luremo licence. This was manifested by the Company's receiving, in October 2001, official confirmation that two licences had been awarded to Endiama (the Angolan diamond company wholly owned by the Angolan state) with the licence rights to be exercised through a joint venture of the Company and Endiama. Both licences are in the Provinces of Luanda-Norte and Malange: one being a prospecting licence ("Cuango River Floodplain") covering an area of approximately 2,690 square kilometres in the Cuango River floodplain, and the other being an exploitation licence ("Camutue") covering an adjacent area of approximately 246 square kilometres north of Cafunfo.

During fiscal year 2002, all available data from previous operations and reports were input into a Geographical Information System by ACA Howe Consultants (UK) in order to identify targets for further evaluation and potential areas to mine as well as the extent to which these deposits have been depleted by artisanal mining over the years. Following the cessation of hostilities in Angola, it became possible for the Company's representatives once again to have access to the licence areas, and shortly before the end of the 2002 fiscal year a preliminary visit was made.

In August 2002, the Company's wholly owned subsidiary IDAS signed Heads of Agreement with Endiama (the Angolan diamond company wholly owned by the Angolan state) and with Twins Ltd (a company representing private sector Angolan interests). These Heads of Agreement were supplemented by a further tripartite agreement in December 2002.

From January 2003 onwards, the Company sought with Endiama and Twins to convert the August and December 2002 agreements into a comprehensive set of joint venture agreements, without success. In September 2004 it became clear that Endiama had repudiated its contractual obligations. Consequently, the Company announced that it would be seeking legal redress. Filing of the suit in the USA has, however, been temporarily postponed pending the outcome of representations at senior government levels. Although the Company has been advised by counsel that its case is strong, the outcome of litigation can never be predicted with certainty.

Zambia

In the first half of 2000, the Company undertook a reverse-circulation drilling programme on the Katwishi copper-zinc prospect in the Solwezi area. This programme was successfully completed following geochemistry evaluation using MMI techniques, which identified 6 highly prospective targets. Drilling identified mineralisation in most of the intersections but none at an economic grade.

Under the Company's Joint Venture with Kumba Base Metals on the immediately adjoining Kipushi Project in the DRC, Kumba Base Metals has an option to become involved in any zinc and copper development by the Company of the Solwezi licence area. The Company accordingly did not plan to undertake further exploration work on Solwezi until discussions had been held on possible joint exploration work. No such discussions had taken place by the end of fiscal year 2002; at which time, reflecting the lack of activity, the Company reduced the carrying value of the Solwezi property to $1 in accordance with Canadian GAAP. The licence for Solwezi expired on January 28, 2004, and the Company has yet to hear whether its application to extend the licence in respect of part of the property has been successful.

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

Exploration and mining operations in most countries are subject to government regulation. Each of the Company's projects will only go ahead if the applicable framework conditions (including government regulations) are judged to result in financeable projects and to yield acceptable returns for the risks involved. (Many other factors are also involved: see "Item 3D - Risk Factors").

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

The Company has rights on exploration properties in Angola. In December 2000, the Company agreed to relinquish the Luremo Mining Licence and the Cuango International Prospecting Licence, and to accept a new exploration licence covering 3,000 square kilometres in area roughly corresponding to the old Luremo area. This was manifested by the Company's receiving, in October 2001, official confirmation that two licences had been awarded to Endiama (the Angolan diamond company wholly owned by the Angolan state), with the licence rights to be exercised through a joint venture of the Company and Endiama. Both licences are in the Provinces of Luanda-Norte and Malange: one being a prospecting licence covering an area of approximately 2,690 square kilometres in the Cuango River floodplain, and the other being an exploitation licence covering an adjacent area of approximately 246 square kilometres north of Cafunfo. Approval of the joint venture agreements will be required from the Angolan Council of Ministers. In 2002, IDAS signed Heads of Agreement with Endiama and another entity regarding the ownership structure and other obligations of the parties in the joint venture for the two licences, and thereafter undertook extensive negotiations to finalize shareholder and operative agreements. In September 2004, it became clear that Endiama had repudiated its contractual obligations towards IDAS. After taking legal advice, the Company announced it would be seeking legal redress. Filing of the suit in the USA has, however, been temporarily postponed pending the outcome of representations at senior government levels.

Although the Company has been advised by counsel that its case is strong, the outcome of litigation can never be predicted with certainty.

C.   Organizational Structure.

The following table sets forth the name of each significant subsidiary of the Company, the jurisdiction of its incorporation and the direct or indirect percentage ownership by the Company of such subsidiary. Following the parent company's change of name from America Mineral Fields Inc. to Adastra Minerals Inc., several of the subsidiaries have also changed name.

------------------------------------ ------------------------- ------------------------ ----------------------
              Name of                        Date of           Jurisdiction of               Percentage
            Subsidiary                    Incorporation        Incorporation                Ownership(1)
------------------------------------ ------------------------- ------------------------ ----------------------
Congolese Zinc Investments Ltd.          January 31, 1996      British Virgin Islands           100%
(previously America Mineral Fields
International Ltd.)

Kolwezi Holdings Ltd (previously           June 2, 1998        British Virgin Islands           100%
AMF Holdings Two Ltd)

Kolwezi Investment Ltd (previously         May 27, 1998        British Virgin Islands           100%
AMF Holdings Ltd)

Adastra Offshore Ltd (previously         October 15, 1996      British Virgin Islands           100%
AMF Offshore Ltd.)

Congo Mineral Developments Limited        March 13, 1998       British Virgin Islands           100%

IDAS Resources NV                         June 15, 1995        Netherlands Antilles             100%

Kingamyambo Musonoi Tailings              March 15, 2004       Democratic Republic of           82.5%
S.A.R.L.                                                       Congo

Roan Prospecting and Mining SPRL           May 5, 1997         Democratic Republic of           99.9%
                                                               Congo

ZamGold Ltd.                              June 25, 1996        British Virgin Islands           100%

Catapult Holdings Ltd.                   January 9, 1998       British Virgin Islands           100%

Zamgold Zambia Limited(2)                 March 3, 1997        Zambia                           100%

Zincongo Limited                         January 22, 2002      British Virgin Islands           100%
------------------------------------ ------------------------- ------------------------ ----------------------

(1)  Represents the percentage of voting securities held.
(2) Zamgold Zambia Ltd. is 90% owned by ZamGold Ltd. and 10% owned by Adastra Offshore Ltd. (previously AMF Offshore Ltd.), each of which is a wholly-owned subsidiary of the Company.

D.   Property, Plants and Equipment.

Principal Properties

The principal properties of the Company are the interests in the Kolwezi Tailings Project and the Kipushi Project, each of which is described more fully below. Although a resource as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM standards (the term resource not being a defined term under United States standards) has been identified on certain of the Company's properties, the necessary work to demonstrate that these resources are economically recoverable has yet to be conducted. (It is anticipated that the bankable feasibility study on the Kolwezi Tailings Project will be completed during fiscal year 2005.) Until a bankable feasibility study is completed on the Kolwezi and Kipushi projects, there is no assurance that any of the deposits categorized as resources will be converted to reserves. The Company has not yet been granted property rights to Kipushi.

The Company, through its subsidiary, Kolwezi Holdings Ltd., and that company's subsidiary Kolwezi Investment Ltd., owns a 100% interest in Congo Mineral Developments Limited ("CMD"). Effective May 31, 2002, the Company acquired the 50% share interest in CMD from AAC that it did not already own. AAC received 50% of the net working capital of CMD ($1,609,168) and the Company assumed AAC's $2,000,000 debt owed to CMD.

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

In March 2004, CMD, Gecamines, and the Government of the DRC ("GDRC"), executed a Contract of Association governing the Kolwezi Tailings Project and the ownership of Kingamyambo Musonoi Tailings S.A.R.L. ("KMT"), the company incorporated in the DRC to own the mining title to the Kolwezi Tailings and develop the Kolwezi Tailings Project. CMD owns 82.5% of KMT, and Gecamines and GDRC own 12.5% and 5.0% respectively. The IFC and IDC each have an option to acquire up to 10% of the Kolwezi Tailings Project from CMD on a farm-in basis at a price related to the accumulated expenditures of the Company and its affiliates up to the time of the exercise of the option. In November 2004, the IDC informed the Company that, subject to certain conditions including receiving exchange control permissions from the South African Reserve Bank, it would be exercising its option in full. This would accordingly reduce CMD's shareholding in KMT to 72.5%. On May 27, 2004, the Tailings Exploration Permit for the Kolwezi tailings was transferred by Gecamines to KMT.

The Company, through Congolese Zinc Investments Ltd. ("CZI") holds an exclusive option to submit a proposal for redevelopment of the Kipushi Project. The Company acquired its exclusive option in October, 1996. In August, 2000, CZI (at that time called America Mineral Fields International ["AMFI"]) concluded an option agreement with Zincor under which Zincor could elect to earn up to 50% of AMFI's interest in the Kipushi Project. In December, 2000, Zincor confirmed that it intended to exercise its option to participate in AMFI's interest, and in January 2002, the Company entered into the Zincor JV Agreement with Zincor. The vehicle for the joint venture will be Zincongo Limited. The Zincor JV Agreement formalizes the relationship between the Company and Zincor, and grants Zincor (since renamed Kumba Base Metals) the right to earn up to a 50% shareholding in Zincongo by funding $3,500,000 of expenditures on the Kipushi Project. The Zincor JV Agreement was due to expire on September 30, 2004, if certain conditions precedent were still outstanding, but CZI, Kumba Base Metals and Zincongo have agreed to amend that date to March 31, 2005. The Kipushi Project is expected to be held in a joint venture with Gecamines.

Through its subsidiary IDAS Resources NV, the Company has interests in mineral properties located in Angola. In September 2004, it became clear that the licence holder for these properties, Endiama (the

Angolan diamond company wholly owned by the Angolan state) had repudiated its obligations towards IDAS. Consequently, the Company announced that it would be seeking legal redress. Filing of the suit in the USA has, however, been temporarily postponed pending the outcome of representations at senior government levels. Although the Company has been advised by counsel that its case is strong, the outcome of litigation can never be predicted with certainty.

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

During fiscal year 2002, CMD received from the Government of the DRC acknowledgement of CMD's and Gecamines' exploitation rights to the Kolwezi Tailings Project. During fiscal year 2003, the Company successfully renegotiated the terms for the development of the Kolwezi Tailings Project to reflect, inter alia, the DRC's new mining code and associated fiscal regime. In November 2003, a Contract of Association ("CoA") was initialled by CMD, Gecamines and GDRC governing the Kolwezi Tailings Project and the ownership and management of KMT, the company to be incorporated in the DRC to own the mining title to the tailings and develop the Kolwezi Tailings Project. In March 2004, KMT was incorporated, and CMD, Gecamines, GDRC and the Company executed the CoA. The
Company owns 82.5% of KMT, and Gecamines and GDRC own 12.5% and 5.0% respectively. The Company's interest in KMT will fall to 72.5% should the IDC exercise its option to acquire 10% of the Kolwezi Tailings Project from the Company. In November 2004, the IDC informed the Company that, subject to certain conditions including receiving exchange control permissions from the South African Reserve Bank, it would be exercising its option in full. The Company's interest would reduce to 62.5% if in addition the IFC also exercises its option in full.

Under the CoA, KMT is to pay Gecamines a total of $15,000,000 as consideration for the Tailings Exploitation Rights ("TER"): $5,000,000 was paid following the transfer to KMT of the TER on May 27, 2004, and $10,000,000 will be paid following the completion of all financing arrangements for the Kolwezi Tailings Project. The $15,000,000 is to be provided to KMT by the Company and/or IDC and/or IFC (or other participating parties) based on their pro rata interest in the Kolwezi Tailings Project excluding Gecamines and GDRC's percentage ownership. Gecamines is to receive an annual dividend of the greater of its ordinary dividend and 2.5% of free cash flow (as defined) for each year from start-up until senior debt and subordinated loans have been fully reimbursed. Thereafter, Gecamines will be entitled to an annual dividend based on 10% of the average price realized for cobalt sold in a year in excess of $10.00 (adjusted for inflation) per pound in addition to any ordinary dividend received by Gecamines, providing that ordinary dividends are paid in such year.

The Company and the participating parties are to complete feasibility studies, carry out an environmental impact study, draw up an environmental management plan and obtain commitments for financing the Kolwezi Tailings Project by November 27, 2007. To date, the Company has awarded a contract for the Environmental and Social Impact Assessment to SRK Consulting of South Africa, has awarded the contract for the Definitive Feasibility Study ("DFS") to a joint venture of Murray & Roberts and GRD Minproc, has appointed Rothschild as financial adviser on the Project, and has signed a Memorandum of Understanding with Umicore relating to cobalt off-take, marketing, technology transfer, and plant commissioning.

Within the DFS, a scoping study analyzing  different  initial  production levels has been  completed.  As a  result,  it has now been  decided  that the  Kolwezi
Tailings Project will be designed to produce initially approximately 5,500 tonnes of cobalt and 30,000 tonnes of copper annually. The DFS will be based on these levels.

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

History of the Property

The tailings contained in the Kolwezi Tailings Project (the "Tailings") were owned by Gecamines, the DRC state mining company, and Gecamines transferred the Tailings Exploitation Permit for them to KMT on May 27, 2004. The Tailings were discharged from the Kolwezi mineral concentrator between 1952 and the present day. This concentrator processed ore from the western open-pit copper mines of the Katanga copper belt to produce concentrate that would be shipped from Kolwezi for smelting. The refractory nature of this oxide ore meant that copper and cobalt recovery in the concentrate was low, and the Tailings discharged contained significant metal values. The Tailings filled the original Kingamyambo dam and were subsequently allowed to fill the Musonoi river valley. These two areas now comprise the Kolwezi Tailings Project.

Mineralogy

The mineralogy of the Tailings is dominated by gangue minerals such as quartz, silica, and mica. The copper occurs predominately as a composite of malachite and pseudomalachite particles, which are often associated with the oxide mineral tenorite. The cobalt occurs in a copper- or cobalt-bearing oxide or hydroxide phase. Accessory amounts of covellite, bornite and chalcopyrite are present. Oxidization and a fine grind permit high metal recoveries when the Tailings are acid leached.

Facilities and Infrastructure

The Tailings are located on the surface but at present the only infrastructure in place is comprised of environmental monitoring stations set up as part of the on-going environmental baseline study. The location of the new processing plant has been finalised and a provisional location has been selected for the new tailings dam that will be constructed to retain the re-processed Tailings. Provisional locations have also been selected for access roads and railways.

Process Flowsheet Development

In an 18-month period commencing in February 2000, CMD undertook a detailed pilot plant programme that treated over 100 tonnes of tailings sample and tested a variety of flowsheets. The results indicated that the Kolwezi flowsheet had reached a level of definition that warranted the completion of a definitive feasibility study. Furthermore, metal recovery rates of 76% for cobalt and 93% for copper were achieved based on the resource grades, and cathode purity greater than 99.9% for both metals was achieved.

Work on optimising the process flowsheet is an important element of the Definitive Feasibility Study ("DFS") that began during fiscal year 2004. To assist with scale-up engineering design, the DFS also includes confirmatory test work on parts of the flowsheet.

Resources

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

Progress during Fiscal Year 2004

During fiscal year 2004, work continued on the environmental baseline study and began on an Environmental and Social Impact Assessment ("ESIA") that will be prepared for the Kolwezi Tailings Project. The ESIA work is being undertaken in accordance with both DRC regulations and World Bank guidelines.

Work also started on a definitive feasibility study ("DFS") that will encompass the evaluation of all factors of the project including, inter alia, estimating construction and operating costs for the chosen output level to within +15% and -5%. Completion of the DFS is expected in mid-2005.

In addition, a Memorandum of Understanding ("MoU') was signed with Umicore: implementation of which began immediately. The MoU covers arrangements for negotiating a long-term supply agreement under which Umicore will purchase cobalt to be produced from the Kolwezi Tailings Project, for Umicore to assist and facilitate in placing Kolwezi's cobalt production under long-term, "take-or-pay", supply agreements with Umicore's cobalt chemical customers, for the provision of technical assistance by Umicore in relation to the cobalt metallurgical flowsheet for the Kolwezi Tailings Project, and for Umicore's assistance in commissioning Kolwezi's cobalt circuit.

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

Location and Access

The town of Kipushi and the Kipushi Project are located adjacent to the border of Zambia about 30 km from Lubumbashi within the DRC. Access is via a tarmac road that is in a good state of repair.

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

During 2000, AMFI (since renamed Congolese Zinc Investments Ltd) concluded, with Gecamines' approval, an option agreement with Zincor, (since renamed Kumba Base Metals) under which Zincor could elect to earn up to 50% of AMFI's interest in the Kipushi Project by matching AMFI's direct expenditures on the Kipushi Project to that date. Zincor is the largest producer of refined zinc in Africa with a 115,000 tonnes per annum electrolytic zinc plant near Johannesburg. In December 2000, following due diligence, Zincor confirmed that it intended to exercise its option.

In January 2002, the Company and Zincor entered into the Zincor JV Agreement. The vehicle for the joint venture will be Zincongo Limited. The Zincor JV Agreement formalizes the relationship between the Company and Zincor, and grants Zincor (since renamed Kumba Base Metals) the right to earn up to a 50% shareholding in Zincongo by funding $3,500,000 of expenditures on the Kipushi Project.

During fiscal year 2003, work was carried out on environmental aspects of the Kipushi Project. AMFI and Zincongo also put forward proposals for revisions to the original framework agreement with Gecamines to reflect the introduction of the DRC's new mining code, and covering such issues as investor returns, project finance and dividend distributions. It was mutually agreed, however, that priority should be given to finalising the Kolwezi CoA. Following the execution of the latter in March 2004, negotiations on the proposed revisions to the Kipushi Framework Agreement were planned to recommence. Meetings were, however, postponed pending Gecamines' detailed review of, and response to, the proposals previously submitted by the Company and Zincongo, and negotiations only recommenced in December 2004.

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

At October 31, 2004, the Company had deferred costs of $4,397,126 as compared to $4,331,137 in the fiscal year ended October 31, 2003.

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

Surface/Mine Facilities

There is extensive infrastructure on the surface, which is in a poor state of repair. The underground workings are believed still to be in excellent condition. Some upgrading and renovation must be done before Kipushi produces again, but the Company believes that the mine can be rehabilitated relatively quickly and without major capital expenditure. Pending the outcome of the feasibility study, however, Gecamines will face an increasingly urgent need to invest in the refurbishment and maintenance of the underground pumping facilities.

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

Cuango Properties, Angola

Under a share purchase agreement dated May 21, 1998, the Company acquired 100% of IDAS Resources N.V. ("IDAS"), which company was a 50% joint venture partner with Endiama, the Angolan diamond company wholly owned by the Angolan state, in a mining lease and a prospecting lease covering respectively approximately 3,700 and 36,000 square kilometres in the Cuango valley and its environs. The Company's 100% interest in IDAS was acquired for $500,000 cash and the issuance of 676,655 common shares of the Company having a value of $1,750,000 and the assumption of certain liabilities. The vendors also retained a 20% net profit interest in production from the Cuango Properties, to a maximum of $56,000,000. A further 10% net profit interest, to a maximum of $28,000,000 was already held by an Angolan group, by way of an agreement made with IDAS prior to the acquisition of IDAS by the Company.

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

During the year ended October 31, 2002, IDAS entered into a Heads of Agreement with Endiama and Twins, a company representing private sector Angolan interests. As part of these negotiations, it was agreed that the 10% net profit interest held by the Angolan group under the agreement made with IDAS prior to the acquisition of IDAS by the Company, would be cancelled and instead the Angolan group would hold equity in the joint venture company that would exploit the licences. The Heads of Agreement governed the ownership structure of the formation of a new company (now to be called "Luminas"), which would exercise the mining rights. The financing of the project was to be undertaken by IDAS. IDAS would own 51% of the share capital of Luminas for the period of time that any loans to Luminas by IDAS remained outstanding. Endiama would own 38% and Twins would own the remaining 11%. Once the loans had been repaid in full, IDAS would own 49%, Endiama 38% and Twins 13%. IDAS verbally agreed, and had negotiated drafts to formalize, arrangements with Twins to ensure that IDAS maintained continued voting control.

The Heads of Agreement and a subsequent agreement entered into by the parties in December 2002 set out, inter alia, the repayment terms of the loans from cash flows and called for a minimum investment over three years of $1.5 million by IDAS for each of the two licences. The board of directors of Luminas was to be comprised of five members of whom three were to be nominated by IDAS.

However, matters progressed ever more slowly, and in September 2004 it became clear that Endiama had repudiated its contractual obligations towards IDAS. After taking legal advice, the Company announced it would be seeking legal redress. Filing of the suit in the USA has, however, been temporarily postponed pending the outcome of representations at senior government levels. Although the Company has been advised its case is strong, the outcome of litigation can never be predicted with certainty.

Item 5. Operating and Financial Review and Prospects.

The Company is a natural resource company, engaged in the acquisition, exploration and development of precious stones and precious and base metal mineral properties. The Company does not have any producing properties at this time.

The Company is in the process of exploring and evaluating its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. In accordance with Canadian generally accepted accounting principles, the Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral properties until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized prospectively on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are expensed. On an on-going basis, the Company evaluates each property based on results to date to determine the nature of exploration, other assessment, and development work, if any, that is warranted in the future and the potential for recovery of the capitalized costs. If there is little prospect of future work on a property being carried out within a three year period from completion of previous activities, the deferred costs related to that property or project are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. The Company capitalizes costs related to evaluation of major mineral property projects to which the Company has contractual rights, but for which acquisition, joint venture or option agreements are not yet entered into, or which it is evaluating with a view to possible acquisition. These capitalized costs will be reclassified to mineral properties when acquisition, joint venture or option agreements are entered into or the Company otherwise secures its rights to the mineral properties. On an on-going basis, the Company evaluates each mineral property project based on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future and the potential for recovery of the capitalized costs. If there is little prospect of future work on a mineral property project being carried out within a three year period from completion of previous activities, the deferred costs related to that mineral property project are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. If the Company is not successful in acquiring the mineral properties or in entering into joint venture or option agreements or abandons the project, the related capitalized costs are expensed. The amounts shown for mineral properties and for mineral property evaluation costs represent costs incurred to date less write-downs, and are not intended to reflect present or future values. Furthermore, the Company does not acquire properties or conduct exploration work on them on a pre-determined basis. As a result there may not be predictable or observable trends in the Company's business activities and comparisons of financial operating results with prior years may not be meaningful.

For the purposes of United States generally accepted accounting principles, the Company expenses all evaluation, exploration, development and land use expenditures made prior to commercially mineable deposits being identified. See
Note 11 to the Consolidated Financial Statements of the Company.

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

The Consolidated Financial Statements utilize estimates and assumptions principally regarding mineral properties, mineral property evaluation costs and going-concern that reflect management's expectations at the date of preparation. Events or circumstances in the future, many of which are beyond the control of the Company, may impact these expectations and accordingly could lead to different assumptions and estimates from those utilized in 2004. Factors that could impact the estimates and assumptions that were made at the date of preparation of the Consolidated Financial Statements are discussed in detail below under the headings "Exploration and Development Risk Factors" and "Financing Risk Factors".

The following discussion and analysis of the financial condition and operating results of the Company for the three years ended October 31, 2004, 2003 and 2002 should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with Canadian GAAP. The discussion and analysis set forth below covers the results measured under Canadian GAAP. Material differences between the application of Canadian GAAP and U.S. GAAP to the Company's audited financial statements exist as described in Note 11 to the Consolidated Financial Statements.

A.   Operating Results.

Critical Accounting Estimates

The  Company  follows  the  practice  of  capitalizing   all  costs  related  to
acquisition, exploration and development of mineral properties and mineral property projects until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties or projects are abandoned, the related capitalized costs are expensed. On an ongoing basis, the Company evaluates each property and project on results to date to determine the nature of exploration, assessment, and development work that is warranted in the future. If there is little prospect of future work on a property or project being carried out within a three year period from completion of previous activities, the deferred costs related to that property or project are written down to the estimated amount recoverable, unless there is persuasive evidence that an impairment allowance is not required.

The Company reviews its mineral properties and mineral property evaluation costs for impairment based on results to date and when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Canadian GAAP requires the Company to make certain judgments, assumptions and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. Impairments are recognized when the book values exceed management's estimate of the net recoverable amount associated with the affected assets. The values shown on the balance sheet for mineral properties and mineral property evaluation costs represent the Company's assumption that the amounts are recoverable. Owing to the numerous variables associated with the Company's judgments and assumptions, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known. At present, there are no events known to management that are believed to affect the Company's current assessment that are not reflected in the assessment.

Effective November 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively. On September 16, 2003, the Company's stock option plan was amended to allow the cashless exercise of options. The Company, using the fair value method, now expenses all stock-based payments granted after November 1, 2002, and has expensed, as stock-based payments, all options granted before that date that remain outstanding, as if such options had been newly granted on September 16, 2003. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable, and are amortized over the vesting period. Under the fair value method and option pricing model used to determine fair value, estimates are made as to the volatility of the Company's shares and expected life of the options. Such estimates affect the fair value determined by the option pricing model.

The amounts that the Company records for future income tax assets and liabilities are based on various judgments, assumptions, and estimates. These include the tax rates and laws that will apply when the temporary differences reverse, and the likelihood that the Company will generate sufficient taxable income to utilize non-capital loss carry-forwards prior to their expiration. Owing to the numerous variables associated with such judgments, assumptions and estimates, and the effects of changes in circumstances on these valuations, the precision and reliability of the resulting estimates are subject to substantial uncertainties and may change significantly as additional information becomes known. At present, there are no events known to management that are believed to affect the Company's current assessment that are not reflected in the assessment.

Fiscal year ended October 31, 2004 as compared to Fiscal year ended October 31, 2003

The Company incurred a net loss for the year ended October 31, 2004 of $4,210,173 or $0.06 per share, compared to a net loss of $3,538,579 or $0.10 per share, in 2003.

Stock-based compensation expense of $3,004,106 in 2004 (2003 - $1,870,310) accounted for the majority of the loss during the year. The expense resulted from the fair value of the granting of stock options during the year, as well as the vesting of options that were granted in fiscal 2003 or earlier. The fair value of these options was in each case expensed in accordance with the new standards of the Canadian Institute of Chartered Accountants ("CICA New Standards"), which were adopted during fiscal 2003. The CICA New Standards require that the fair value of all options granted or modified be expensed during the period in which they vest.

Administration expenses in 2004 of $5,095,351 increased from $3,732,468 in 2003 due mainly to the stock-based compensation expense noted above. Eliminating the stock-based compensation amount noted above, administration expenses in 2004 totalled $2,091,245, compared to $1,862,158 in 2003 after the elimination of stock-based compensation for that year. Increases were noted in investor relations, office and administration, regulatory authorities filing fees, and salaries and wages. These increases were partly offset by decreases in professional fees and travel and accommodation expenses. Future administrative expenses are likely to increase as the Company's projects progress and the Company grows.

Investor relations costs in 2004 increased to $326,860 from $196,929 in 2003. The Company has devoted more resources to investor relations in 2004 as its flagship Kolwezi project progresses towards major milestones and as the Company's institutional shareholder base expands. The increase is also partly due to the recording of a full year of consultancy costs for an external investor relations firm that was engaged in late fiscal 2003. In addition, the Company underwent a rebranding which included the changing of the Company name and the redesign of its external website. Investor relations costs are expected to continue to increase reflecting the expanded shareholder base and preparations for the further financing that is expected for construction of the Kolwezi Project.

Office and administration costs in 2004 increased to $372,510 from $321,650 in 2003. The increase was mainly the result of higher insurance and rent costs. Insurance premiums have continued to rise as the Company increases in size, while the rise in rent costs is due mainly to weakening of the US dollar against the pound sterling. Office rent and many of the Company's other office and administration costs are incurred in pounds sterling, and so the weakening of the US dollar versus the pound increased the reported US dollar amounts. The Company's functional currency is US dollar. It also maintains bank accounts in Canadian dollars and pounds sterling as it incurs expenditures in such currencies on an on-going basis. As at the end of its 2004 financial year, the Company's reported US$16.3 million cash balance was comprised of balances of approximately US$7.1 million, CDN$5.2 million, and (pound)2.7 million. At that date, the exchange rates were approximately CDN$1.2190 = US$1.00 = (pound)0.5426. Were the US dollar at that date to have been 10% lower against both the Canadian dollar and the pound sterling (i.e. the exchange rates to have been CDN$1.1082 = US$1.00 = (pound)0.4933) then the Company's reported year end cash figure in US dollars would have been US$17.2 million.

Professional fees in 2004 decreased to $290,033 from $372,336 in 2003. This primarily reflected a decrease in accounting costs. In financial year 2003, the Company decided both to expense the 2002 audit fees and to accrue for the 2003 audit fees, thus resulting in effectively a double expense in fiscal

2003.  The 2004 balance  reflects  only the accrual for the costs of the current
(2004) year's audit. The decrease is also due to the 2003 amount having included the one-off costs for a financial model that was constructed for the Company.

Regulatory authorities filing fees in 2004 increased to $134,339 from $15,600 in 2003. This is due mainly to the costs of the Nomad agreement and other on-going AIM costs that came into effect when the Company's shares were admitted for trading on AIM. This occurred in late September 2003; and as such, only a small portion of these costs were incurred during 2003 compared to a full year charge in 2004. TSX costs also increased, reflecting the Company's higher market capitalization.

Salaries and wages costs in 2004 increased to $910,012 from $887,739 in 2003. During 2004, acting on the Remuneration Committee's recommendations, the Board awarded bonuses to, and revised the salaries of, a number of senior employees of the Company. There were no bonus awards in 2003. In addition, UK based Head Office staff are all now paid in pounds sterling and, as already mentioned, the US dollar weakened against the pound in 2004, thereby increasing the expense amounts reported in US dollars.

Travel and accommodation costs in 2004 decreased to $22,582 from $33,530 in 2003, consistent with a decrease in the number of non-project related trips compared to the previous year.

Much higher average cash balances during most of the year resulted in an increase in interest income to $364,569 in 2004, compared with $20,672 in 2003. Interest income is expected to be lower in financial year 2005 as cash balances are expected to fall throughout the year reflecting anticipated expenditures.

Mineral property evaluation costs in 2004 decreased to $906 from $4,021 in 2003, due to further reductions in such activity as the Company continues to focus its efforts on progressing its existing projects.

The Company's main priorities are its current projects in the DRC and Angola, but the Company will continue to evaluate new mineral property acquisition opportunities as they arise.

The Company recorded a foreign exchange gain in 2004 of $521,515 compared to a foreign exchange gain of $171,863 in 2003. The increase in the foreign exchange gain is consistent with the decline in the US dollar against both the pound sterling and Canadian dollar. The Company completed a prospectus offering at the end of September 2003, a private placement in January 2004, and warrants and options were exercised at various times during the year. The proceeds from these were received and, in part, held in Canadian dollars and pounds sterling, both of which currencies increased in value in relation to the US dollar in the latter part of the 2003 financial year and over the 2004 financial year. Owing to the large sums of money involved, this caused large foreign exchange gains.

Fiscal year ended October 31, 2003 as compared to Fiscal year ended October 31, 2002

The Company incurred a net loss for the year ended October 31, 2003 of $3,538,579 or $0.10 per share, compared to a net loss of $3,533,074, or $0.11 per share, in 2002.

Stock-based compensation expense of $1,870,310 in 2003 accounted for the majority of the loss during the year. There was no such expense recorded in 2002. The expense resulted from the Company adopting the new standards of the CICA New Standards, and from the amendment to the Company's Stock Option Plan permitting the cashless exercise of stock options. Most of the stock-based compensation expense resulted from the latter, as the CICA New Standards require all outstanding options at the date of modification to be valued as if granted at that date.

The Company did not incur any write-down of mineral properties in 2003. In 2002, the Company incurred a write-down of mineral properties of $1,824,127. This related to the Solwezi property in Zambia, whose carrying value was reduced to $1 in accordance with Canadian generally accepted accounting principles due to a lack of activity, although the Company continued to maintain its interest in the property.

Administration expenses in 2003 of $3,732,468 increased from $1,690,525 in 2002, due mainly to the stock-based compensation expense noted above. Eliminating the stock-based compensation amount noted above, administration expenses in 2003 totalled $1,862,158. Increases were noted in investor relations, office and administration, professional fees and salaries and wages. These increases were partly offset by decreases in amortization and in travel and accommodation expenses.

Investor relations costs increased in 2003 to $196,929, from $115,669 in 2002. The increase was partly due to engaging external investor relations consultancy support from July 2002 onwards, whereas much of the workload involved was performed internally by the Company during the early part of the 2002 financial year. In addition, the Company devoted considerably more resources to investor relations in 2003 in preparation for raising finance.

Office and administration costs increased in 2003 to $321,650, from $284,909 in 2002. The increase was mainly the result of higher recruitment costs, and of higher service charges as the lease on the Head Office neared its expiry date. Furthermore, much of the Company's office and administration costs are incurred in pounds sterling, and so the weakening of the US dollar versus the pound increased the reported US dollar amounts. The Company's functional currency is US dollars. It also maintains bank accounts in Canadian dollars and pounds sterling as it incurs expenditures in such currencies on an on-going basis. As at the end of its 2003 financial year, the Company's reported US$19.27 million cash balance was comprised of balances of approximately: US$14.95 million, CDN$2.15 million and (pound)1.58 million. At that date the exchange rates were approximately: CDN$1.3158 = US$1.00=(pound)0.5897. Were the US dollar at that date to have been 10% lower against both the Canadian dollar and the pound sterling (i.e. the exchange rate to have been CDN$1.1962 = US$1.00=(pound)0.5361) then the Company's reported year end cash figure in US dollars would have been US$19.70 million rather than US$19.27 million

Professional fees increased in 2003 to $372,336, from $306,560 in 2002. This primarily reflected the Company's decision to accrue for audit costs in respect of the current year rather than expense them as incurred, thus resulting in effectively a double expense in the 2003 result.

Salaries and wages costs increased in 2003 to $887,739, from $814,114 in 2002, due partly to the weaker US dollar, as a number of the staff are paid in pounds sterling, partly to extra days consulting work required during the fund raisings, and due to the filling of a previously vacant head office position.

Travel and accommodation costs decreased in 2003 to $33,530, from $106,681 in 2002, due to a decrease in the number of non-project related trips compared to the previous year.

Amortization decreased to $17,065 in 2003, from $31,550 in 2002, due to much of the Company's equipment having already been fully depreciated.

Lower average cash balances, and lower interest rates prevailing during the year compared to 2002, resulted in a decrease in interest income in 2003 to $20,672, from $27,380 in 2002. The Company ended financial year 2003 with a greatly increased cash balance in comparison with 12 months previously.

Mineral property evaluation costs decreased in 2003 to $4,021, from $45,151 in 2002, due to reductions in such activity as the Company focused its efforts on progressing its existing projects, on its equity financings, and on the AIM listing.

The Company recorded a foreign exchange gain in 2003 of $171,863, compared to a foreign exchange loss of $25,498 in 2002. The foreign exchange gain during 2003 is mainly the result of gains realized on the proceeds from the prospectus offering that occurred at the end of September 2003. The money was received and, in part, held in pounds sterling and Canadian dollars, both of which currencies increased in value in relation to the US dollar subsequent to the prospectus being finalized. Owing to the large sums of money involved, this caused a large foreign exchange gain.

B.   Liquidity and Capital Resources.

As at October 31, 2004, the Company had cash and cash equivalents of $16,264,314 compared to $19,267,489 at October 31, 2003, and had working capital of $15,113,846 compared to $18,629,220 at October 31, 2003.

The decreases in cash and cash equivalents and in working capital at October 31, 2004, resulted from the operating activities and the investments made in the Company's mineral property projects discussed below (the "Mineral Property Projects"). These decreases were partly offset by the proceeds received during the year from a private placement and from the exercise of a number of share options and warrants.

The private placement was of 3,500,000 common shares at a price of CDN$1.60 per share, for net proceeds of $4,192,635. Proceeds totalling $3,034,438 were received on the exercise of the share options and warrants during the year. The net proceeds of the private placement and share option and warrant exercises will be used to fund the continued development of the Company's Central African projects, and for general working capital.

Total assets at October 31, 2004 were  $33,278,894  (2003 - $26,396,636;  2002 -
$7,179,570). The increase in total assets over this time period is due mainly to significant capital raised through the issuance of common shares.

No cash dividends have been declared in each of the three most recently completed financial years.

Mineral Property Projects

As at October 31, 2004, amounts capitalized in respect of mineral properties increased to $12,129,625 from $2,483,404 at October 31, 2003, as a result of exploration and development costs incurred during the year. Capitalized mineral property evaluation cost increased to $4,397,126 at October 31, 2004 from $4,331,137 at October 31, 2003, reflecting net costs incurred in relation to the Company's Kipushi Project.

Kolwezi Project, DRC

During fiscal 1998, the Company entered into a Joint Venture Agreement (the "Agreement") with Anglo American Corp. of South Africa Limited ("AAC") to develop the Kolwezi Project (the "Project") in the DRC. The vehicle for the Project is CMD (incorporated in the British Virgin Islands), which was initially owned equally by AAC and the Company.

Under the terms of the Agreement, AAC funded the joint venture by the payment of $8,000,000 in exchange for shares in CMD and funded an additional $8,000,000 on behalf of the Company to reflect funds already expended on the Project by the Company. This initial funding of $16,000,000 was to be used to pay administrative costs, the costs of a bankable feasibility study, and all ancillary expenditures for the Project. Subsequently, $2,000,000 of these funds were loaned by CMD to each of the Company and AAC.

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

Since October 1998, CMD has signed and/or initialled various agreements with La Generale des Carrieres et des Mines ("Gecamines") and/or the Government of the Democratic Republic of Congo ("GDRC"), governing the terms of the Project. In March 2004, CMD, the GDRC, and Gecamines signed a Contract of Association ("CoA") governing the Project and the ownership and management of Kingamyambo Musonoi Tailings S.A.R.L. ("KMT"), the company incorporated earlier that month in the Democratic Republic of Congo to own the mining title to the tailings and develop the Kolwezi Project.

The CoA recognizes the framework agreement entered into by the Company in February 2003 for the IFC and the IDC to participate in the Project. Subsequent to year end, in November 2004, the IDC informed the Company that, subject to certain conditions, including receiving exchange control permissions from the South African Reserve Bank, it would be exercising in full its option to acquire 10% of the Kolwezi Project.

CMD owns 82.5% of KMT (which will reduce to 72.5% if the IDC completes the exercise of its option as mentioned above, and would reduce to 62.5% if in addition the IFC also exercises its option in full), and Gecamines and GDRC own 12.5% and 5.0% respectively. Under the CoA, KMT is to pay Gecamines a total of $15,000,000 as consideration for the Tailings Exploitation Rights ("TER"). Of this amount, $5,000,000 was paid following the transfer to KMT of the TER on May 27, 2004, and $10,000,000 will be paid following the completion of all financing arrangements for the Project. The $15,000,000 is to be provided to KMT by CMD and/or the IDC and/or the IFC (or other participating parties), based on their pro rata ownership of the Project excluding Gecamines' and GDRC's shareholdings. Under the CoA, during each year from the start of production until senior debt and subordinated loans have been fully reimbursed, Gecamines is to receive an annual dividend of the greater of its pro rata dividend entitlement and 2.5% of free cash flow (as defined). Thereafter, Gecamines will be entitled to its pro rata annual dividend entitlement plus, if applicable, an additional dividend reflecting 10% of the excess above $10.00 (adjusted for inflation) of the average price per pound realized for cobalt sold in that year.

CMD and the participating parties are to complete technical and commercial studies of feasibility, carry out an environmental impact study, draw up an environmental management plan, and obtain commitments for financing the Project by November 27, 2007 (a time period of three years and six months from the transfer date of the TER).

Much of the necessary feasibility study work has been completed. In particular the resource is clearly established, as too is the process flowsheet following a substantial and fully integrated pilot plant programme. An Environmental Audit and Scoping Study has also been completed, and constitutes the first stage of an Environmental and Social Impact Assessment ("ESIA"). The Company has awarded a contract for the second stage of the ESIA to SRK Consulting of South Africa, has awarded the contract for the Definitive Feasibility Study to a joint venture of Murray & Roberts and GRD Minproc, has appointed Rothschild as financial adviser on the Project, and has signed a Memorandum of Understanding with Umicore relating to cobalt off-take, marketing, technology transfer, and plant commissioning. Costs to develop the Project to commercial production are expected to be in the range of $300 - 350 million, which the Company anticipates financing by way of a combination of project debt and equity interests and/or the issuance of debt and equity interests of the Company.

The costs to complete the feasibility study and the ESIA will be funded from the IDC's payments in relation to its acquisition of a 10% interest in the Kolwezi project (if the approvals mentioned above are obtained and the option accordingly exercised) and / or the Company's existing resources. Further funding will, as mentioned, need to be raised if a decision is made to proceed with construction and commercial production.

Kipushi Project, DRC

During the year ended October 31, 1996, the Company entered into a two year exclusive framework agreement (the "Gecamines Agreement") with Gecamines relating to the rehabilitation of the Kipushi zinc and copper mine in the southern region of the Democratic Republic of Congo (the "Kipushi Project"). During the year ended October 31, 1998, the Company received confirmation from Gecamines that, because of delays in the research of the definition of the mining and metallurgical treatment phase of the project, the Company would not be required to complete the feasibility studies until up to 12 months after the completion of the definition phase. This starting date has not yet occurred.

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

On January 30, 2002, the Company signed, and in November 2004 amended, a joint venture agreement with Kumba whereby Kumba can earn up to 50% of the Company's interest in the Kipushi Project by incurring $3,500,000 of expenditures on the Project, including the conducting of feasibility studies. Kumba is not obliged to continue with the feasibility studies until commercial agreements for the rehabilitation and resumption of the Kipushi Mine have been entered into between the Company, Kumba and Gecamines, security of tenure is achieved via an agreement with Gecamines, and Governmental approval is received. During 2003, Kumba deposited a further $100,000 into the joint venture account to meet expenditures incurred towards achieving such an agreement. Kumba will be required to fund the $3,500,000 of expenditures (less already recognized expenditure by Kumba of $300,000) over a 28 month period commencing with the completion of these items, which must be no later than March 31, 2005, otherwise the agreement will terminate.

In fiscal year 2003, the Company and Gecamines agreed that priority should be given to finalising the Kolwezi Contract of Association. Following the execution of the Kolwezi CoA in March 2004, negotiations on the proposed revisions to the Kipushi Framework Agreement were planned to recommence. Meetings were, however, postponed until after the end of fiscal year 2004, pending Gecamines' detailed review of, and response to, the proposals previously submitted by the Company.


Angola Licences

During the year ended October 31, 2001, the Government of Angola awarded two licences to Endiama E.P. ("Endiama"), the Angola state mining company, for properties to be explored and developed with the Company's wholly owned subsidiary, IDAS Resources N.V. ("IDAS"), a Netherlands Antilles company. These properties are a prospecting licence, which covers approximately 2,690 km(2) in the Cuango River floodplain, and an adjacent exploitation licence ("Camutue"), which covers approximately 246 km(2). Both licences are in the Provinces of Luanda-Norte and Malange, Angola.

During the year ended October 31, 2002, IDAS entered into a Heads of Agreement with Endiama and Twins Ltd. ("Twins"), a company representing private sector Angolan interests. The Heads of Agreement governed the ownership, the structure and the other obligations of these parties in the joint venture to be formed to exercise the rights of exploration and exploitation of the two licences in Angola. These included the formation of a new company ("Luminas") to exercise these rights, in which IDAS was to own 51% of the share capital for the period of time that any loans to Luminas by IDAS remained outstanding. Endiama was to own 38% and Twins 11% of Luminas' share capital. The financing of the project was to be undertaken by IDAS. Once the loans had been repaid in full, IDAS was to own 49%, Endiama 38% and Twins 13%. IDAS also verbally agreed, and subsequently completed formal drafting of, arrangements with Twins to ensure IDAS' continued voting control of Luminas. The Heads of Agreement, and a subsequent agreement entered into by the parties, set out the repayment terms of the loans from cash flows, and called for a minimum investment of $1,500,000 by IDAS for each of the two licences. IDAS was to pay 10% of its dividends to Endiama during the first eighteen months of production. The board of directors of Luminas was to comprise five members, three of whom were to be nominated by IDAS. However, IDAS found it impossible to progress matters further with Endiama, and in September 2004 Endiama made it clear that it had repudiated its contractual obligations. Consequently, the Company announced that it would be seeking legal redress. Filing of the suit in the USA has, however, been temporarily postponed pending the outcome of representations at senior government levels.

IDAS is obliged to pay a net profits interest equal to 20% of the profits, to a maximum of $56,000,000, resulting from IDAS' share of income from operations of the Angola mineral properties. Profits means the actual and distributable proceeds received by IDAS from the properties, and will be calculated based on international generally accepted accounting principles.

Solwezi Property, Zambia

The Company held a prospecting licence, covering approximately 950 km(2), in the Solwezi District in the Republic of Zambia, adjacent to the border of the DRC near the Kipushi mine. A drilling and exploration programme carried out in fiscal 2000 concluded that although economic grades were not encountered, the mineralization intersected was similar to the Kipushi deposit and could indicate deeper mineralization.

The licence was renewed for a period of two years commencing on January 29, 2002. As the Company had not incurred any significant expenditures on the property since early in its 2000 fiscal year, it wrote down the property to $1 during the year ended October 31, 2002 in accordance with Canadian generally accepted accounting principles. The licence expired on January 28, 2004, and the Company has applied to extend the licence in respect of approximately 441 km(2). As at the date of this report, the Company has not been advised of the outcome of this application.

General Risk Factors

The Company is exposed to a number of general risks that could affect its assets and liabilities, financial position, and future prospects. Some risks are substantially outside the control of the Company. Risk factors include those summarized below and are also detailed in Item 3.D - "Risk Factors".

     o    Changes in the general economic outlook, including:

          >> adverse changes in the prices of cobalt, copper, zinc or diamonds, or in exchange rates, which may reduce the economic viability of the Company's projects;

          >> adverse changes in governmental regulations including those relating to prices, taxes, royalties, land tenure and use, the environment, the remissibility of foreign currency, and the importing and exporting of minerals; and

          >> weakness of the equity and share markets in Canada, the United Kingdom, or globally.

     o the failure of counterparties to meet their obligations under sales contracts or joint venture agreements; and

     o civil unrest and armed conflicts, such as those that have previously existed in the DRC and Angola.

Exploration and Development Risk Factors

Mineral exploration and development involves a high degree of risk, and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company's exploration and development activities will result in the establishing of commercial bodies of ore or minerals. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programs, which may be affected by a number of factors, including those that follow:

     o The Angolan and Zambian resource properties in which the Company has an interest are in the exploration stages only, and are without a known body of commercial ore or minerals. Endiama has repudiated its obligations under the agreements with the Company regarding its Angolan interests. The Company has yet to hear the outcome of its application regarding renewal of the licence in Zambia.

     o The development of the Company's resource properties will only follow upon obtaining satisfactory results of property assessments. These assessments are based upon, inter alia, the particular attributes of each mineral deposit (including, the quantity and quality of the ores, and the proximity to, or cost to develop, infrastructure for extraction); the cost of finance; mineral prices; and the competitive nature of the industry.

     o The economic feasibility of any individual project is based upon estimates of, inter alia, mineral reserves, recovery rates, production rates, capital and operating costs, and future mineral prices. Such estimates are based largely upon the interpretation of geological data and feasibility studies. It is possible that actual operating costs and economic returns may differ materially from those contained in feasibility studies.

     o The joint venture agreement on the Company's Angolan project is subject to the ratification and approval of the Angolan Council of Ministers.

     o The agreement with Gecamines does not give the Company any interest in the Kipushi Project. The Company will only acquire an interest in the Kipushi Project if satisfactory agreements can be negotiated with Gecamines and the GDRC.

     o The Company's mineral operations are located in emerging nations, and consequently, may be subject to a higher level of risk than operations in developed countries. Operations, the status of mineral property rights, and the recoverability of investments would be affected by changing economic, regulatory and political situations in Angola and the DRC.

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

Outlook

The Company's focus is on the evaluation of its Mineral Property Projects in the DRC and Angola. Subject to satisfactory exploration and feasibility results, and the availability of the required financing on acceptable terms, the Company intends to develop the Mineral Property Projects.

Specifically, the Company intends to:

     o complete a Definitive Feasibility Study (including, inter alia, an Environmental and Social Impact Assessment, and an Environmental
          Management Plan) on the Kolwezi Tailings Project, and progress negotiations with project financiers, product off-takers and risk insurers, with the aim of being in a position, in the first half of financial year 2006, to decide whether or not to proceed with construction;

     o negotiate, in association with Kumba, the necessary modifications to the framework agreement with Gecamines, and secure tenure with regard to the Kipushi Project;

     o through its joint venture with Kumba, conduct a feasibility study on a phased project for the Kipushi Project;

     o if Endiama remedies its repudiation of the agreements with IDAS, incorporate Luminas to commence evaluation of the Camutue exploitation licence area and exploration of the Cuango River floodplain prospecting licence area at the earliest opportunity; failing which, seek legal redress for such repudiation;

     o continue to evaluate new mineral property acquisition opportunities as they arise; and

     o finance these activities through a combination of existing resources, debt or additional equity financings of the Company, and/or project debt or equity financings.

Actual results in the future may differ materially from our present assessment of the Company's position because future events and circumstances may not occur as expected.

Selected Quarterly Information

                                             2004                                                    2003
                 --------------------------------------------------------- ----------------------------------------------------
                          Q1        Q2         Q3          Q4       Total          Q1        Q2        Q3        Q4      Total
                 --------------------------------------------------------- ----------------------------------------------------

Administration     $ 867,828 $2,321,152  $ 973,368   $ 933,003 $ 5,095,351   $ 477,976 $ 546,375 $ 386,137 $  2,321,980 $ 3,732,468
costs

Interest income    $  51,962 $ 111,048  $  99,765   $ 101,794  $  364,569   $   1,980 $   1,864 $   3,007 $  13,821  $  20,672

Gain  on sale of     $     -   $     -    $     -     $     -    $      -     $     -  $    375   $     -  $      -   $    375
property   plant
and equipment

Other income         $     -   $     -    $     -     $     -    $      -     $     - $   5,000   $     -  $      -  $   5,000

Mineral              $   731   $     -    $    38    $    137    $    906   $  12,305   $     -  $    895$  (9,179)  $   4,021
property
evaluation costs

Foreign           $(102,716) $ 255,687$ (272,468) $ (402,018) $ (521,515)  $ (16,333)  $  7,482 $  23,687$ (186,699)$ (171,863)
exchange loss
(gain)

Loss for period    $ 713,881$2,465,791  $ 601,173  $  429,328 $ 4,210,173   $ 471,968 $ 546,618 $ 407,712$2,112,281 $3,538,579

Basic and           $   0.01  $   0.04   $   0.01     $  0.01   $    0.06    $   0.01  $   0.02  $   0.01  $   0.05   $   0.10
diluted loss
per share

The main factors that cause variations in quarterly results relate to the timing of the granting of options, and the incurring of mineral property evaluation costs. The Company made relatively large grants of options in the second quarter of financial year 2004 and, in the fourth quarter of 2003, modified its stock option plan to permit future "cashless" exercises. As a result, the Company recorded higher administration costs and losses in these quarters. In addition, foreign exchange fluctuations in the value of the US dollar against the Canadian dollar and the pound sterling can cause fluctuations in quarterly results. These factors affected the fourth quarter results of the financial years 2004 and 2003.

C.   Research and Development, Patents and Licenses, etc.

The work on the Kolwezi pilot plant program yielded an invention relating to the removal of impurities in the cobalt circuit, for which CMD made a patent application. (As part of the acquisition of AAC's 50% shareholding in CMD, it was agreed the final patent application would be in the joint names of CMD and Anglo Operations Limited). The patent is now pending in the DRC and applications have been made to register the patent in a number of other countries. The Company is, however, a natural resource company and does not normally engage in research and development activities.

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

The Company is not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect upon the Company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.   Off balance sheet arrangements

The Company has no off balance sheet arrangements.

F.   Tabular disclosure of contractual obligations

The Company is committed to payments under a number of operating leases for office premises and other accommodation for various terms through to March 2008. The following table lists as of October 31, 2004 information with respect to the Company's known contractual obligations.

------------------------------------------------------ ---------------------------------------------------------------
                                                                     Payments in $1,000's due by period
------------------------------------------------------ ----------- ----------- ------------- ------------- -----------
Contractual Obligations                                Total       Less than   1- 3 years    3 - 5 years   More than
                                                                   1 year                                  5 years
------------------------------------------------------ ----------- ----------- ------------- ------------- -----------
Long-Term Debt Obligations                                Nil         Nil          Nil           Nil          Nil
------------------------------------------------------ ----------- ----------- ------------- ------------- -----------
Capital (Finance) Lease Obligations                       Nil         Nil          Nil           Nil          Nil
------------------------------------------------------ ----------- ----------- ------------- ------------- -----------
Operating Lease Obligations                               $419        $163         $256          Nil          Nil
------------------------------------------------------ ----------- ----------- ------------- ------------- -----------
Purchase Obligations                                      Nil         Nil          Nil           Nil          Nil
------------------------------------------------------ ----------- ----------- ------------- ------------- -----------
Other Long-Term Liabilities Reflected on the              Nil         Nil          Nil           Nil          Nil
Company's Balance Sheet under the GAAP of
the primary financial statements
------------------------------------------------------ ----------- ----------- ------------- ------------- -----------
Total                                                     $419        $163         $256          $Nil         Nil
------------------------------------------------------ ----------- ----------- ------------- ------------- -----------

In addition to the above, CMD and any other participating parties in the Kolwezi Project are committed (once all financing arrangements for the project to proceed with construction have been completed, and based on their pro rata ownership of the Kolwezi Project (excluding Gecamines and the GRDC)), to pay to Gecamines the $10,000,000 balance of the consideration for the Tailings
Exploitation Rights ("TER"). (The initial $5,000,000 was paid during the financial year ended October 31, 2004, following the transfer of the TER to
KMT).

The Company has not accrued debts, aggregating approximately $246,000, claimed by certain former shareholders of IDAS, a subsidiary of the Company acquired in 1998, as the Company has not been able to verify the debts. There remain 13,078 common shares of the Company held in escrow for the same reason.

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

Item 6. Directors, Senior Management and Employees.

A.   Directors and Senior Management.

The following table lists as of January 14, 2005 the names of the directors and senior management of the Company. The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company's Articles.

------------------------------------ --------------------------------- ------------------------------------- ------------

 Name and Country of Residence (1)
                                            Position (s) held               Date of First Appointment        Age
------------------------------------ --------------------------------- ------------------------------------- ------------

John Bentley(2) (4)                  Director                          October, 2003                         56
England
------------------------------------ --------------------------------- ------------------------------------- ------------

Etienne Denis  (4)                   Director                          October, 1999                         62
Belgium
------------------------------------ --------------------------------- ------------------------------------- ------------

Paul C. MacNeill (3) (4)             Corporate Secretary and Director  March, 1998                           50
Canada
------------------------------------ --------------------------------- ------------------------------------- ------------

Bernard Pryor                        Chief Operating Officer and       August, 1999 as COO                   47
England                              Director                          October 2003 as Director
------------------------------------ --------------------------------- ------------------------------------- ------------

Timothy Read                         President, Chief Executive        January, 1999                         58
England                              Officer and Director
------------------------------------ --------------------------------- ------------------------------------- ------------

Bernard Vavala(2) (3)(4)             Chairman of the Board and         January, 1998                         47
United States of America             Director
------------------------------------ --------------------------------- ------------------------------------- ------------

------------------------------------ --------------------------------- ------------------------------------- ------------

 Name and Country of Residence (1)
                                            Position (s) held               Date of First Appointment        Age
------------------------------------ --------------------------------- ------------------------------------- ------------
Patrick J. Walsh (3)                 Director                          January, 1998                         58
Australia
------------------------------------ --------------------------------- ------------------------------------- ------------

Thomas David Button                  Chief Financial Officer           February, 2001                        56
England
------------------------------------ --------------------------------- ------------------------------------- ------------

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

Paul C. MacNeill, Director

Mr. MacNeill has served as a director of the Company since March 19, 1998. Mr. MacNeill is a lawyer who has practiced securities and corporate finance law in Vancouver, British Columbia since 1982. Prior to November 2002, Mr. MacNeill was a partner and Chairman of the Vancouver, British Columbia law firm of Campney & Murphy. MacNeill is a member of the Bar of the Province of British Columbia. Mr. MacNeill provides securities and corporate finance legal advice to a large number of public companies, many of which are engaged in the exploration, development and production of mineral and natural resources properties.

Mr. MacNeill has a Bachelor of Laws degree from the University of Toronto.

Bernard Pryor, Director and Chief Operating Officer

Mr. Pryor has served as Chief Operating Officer of the Company since August 1, 1999, and as a director of the Company since October 3, 2003. Prior to joining the Company, Mr, Pryor was the Chief Operating Officer of Western Pinnacle Mining Ltd., from January 1997 to December 1, 1998, and was an Associate Director with Minproc Engineers Limited from 1989 to 1996.

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

Patrick J. Walsh, Director

Mr. Walsh has served as a director of the Company since January 11, 1998. Mr. Walsh was President of Greycliff Securities, located in Dallas, Texas from 1987 to 1991. Mr. Walsh has been retired since 1991.

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

There are no family relationships among the members of the board of directors or the members of senior management of the Company. Dr. Denis, a director of the Company, is also a non-executive director of Umicore S.A.. See "Item 7A - Major Shareholders" for further particulars.

B.   Compensation.

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a)  the Company's chief executive officer ("CEO");

(b)  the Company's chief financial officer ("CFO");

(c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds CDN$150,000; and

(d) any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at October 31, 2004, the end of the most recently completed financial year of the Company, the Company had four Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below:

Summary of Compensation Table

The following  table is a summary of  compensation  paid to the Named  Executive
Officers for each of the Company's three most recently completed financial years.

....................... ........... ........................................ .................................... .............

                                             Annual Compensation                  Long Term Compensation
                                   ........................................ ....................................
                                                                                     Awards            Payouts
                                                                            ......................... ..........
                                                                            Securities  Shares or
Name and Principal                                             Other        Under       Units                    All
Position of Named      Financial                               Annual       Options /   Subject to    LTIP       Other
Executive Officer      Year                                    Compensa-    SARs        Resale        Pay-Outs   Compen-
                       Ending      Salary         Bonus        tion         Granted     Restrictions             sation
....................... ........... .............. ............ ............ ........... ............. .......... .............

Timothy Read           2004           US$165,586               Nil          1,300,000   Nil           N/A        Nil
President & CEO                        (pound)    (pound)
                                        113,051    50,000
                       2003           US$323,097    Nil        Nil          Nil         Nil           N/A        Nil
                       2002           US$313,650    Nil        Nil          Nil         Nil           N/A        Nil
....................... ........... .............. ............ ............ ........... ............. .......... .............

Bernard Pryor          2004          US$  85,850               Nil          550,000     Nil           N/A        Nil
COO                                     (pound)   (pound)
                                         70,000    23,500
                                      US$171,483  Nil          Nil          Nil         Nil           N/A        Nil
                       2003           US$164,000  US$10,000    Nil          250,000     Nil           N/A        Nil
                       2002
....................... ........... .............. ............ ............ ........... ............. .......... .............

Francois Colette       2004           US$144,021  US$36,792    Nil          300,000     Nil           N/A        Nil
President of           2003           US$129,890      Nil      Nil          Nil         Nil           N/A        Nil
Subsidiary (1)         2002           US$127,344      Nil      Nil          Nil         Nil           N/A        Nil
....................... ........... .............. ............ ............ ........... ............. .......... .............

T. David Button        2004       (pound) 99,185 (pound)20,000 Nil          440,000     Nil           N/A        Nil
CFO                    2003       (pound) 96,990      Nil      Nil          Nil         Nil           N/A        Nil
                       2002       (pound) 81,627      Nil      Nil          Nil         Nil           N/A        Nil
....................... ........... .............. ............ ............ ........... ............. .......... .............

(1) Mr. Colette is the President of Congolese Zinc Investments Ltd. (previously America Mineral Fields International Ltd.), a subsidiary of the Company.

Long-Term Incentive Plans - Awards in Most Recently Completed Financial Year

The Company has no Long-Term Incentive Plan in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed financial year. A "Long-Term Incentive Plan" is a plan providing compensation intended to motivate performance over a period of greater than one financial year, other than a plan for options, SARs (stock appreciation rights) or compensation through shares or units that are subject to restrictions on resale.

Option/SAR Grants During the Most Recently Completed Financial Year

During the most recently completed financial year, the following incentive stock
options  were  granted  to  the  Named  Executive   Officers.   No  SARs  (stock
appreciation rights) were granted during this period.


...................... ................ ............. ............. ............. ............... ........................

                                                      % of Total                  Market Value
                                        Securities,   Options                     of Securities
                                           Under      Granted to                    Underlying
                                         Options       Employees    Exercise or     Options on
                                         Granted          in         Base Price     the Date of
Name                   Date of Grant       (#)        Financial       (CDN$/       Grant (CDN$/       Expiration Date
                                                         year       Security)       Security) (1)
...................... ................ ............. ............. ............. ............... ........................

Timothy Read          April 30, 2004    1,300,000       43.33%        $1.80          $1.80       April 29, 2009
...................... ................ ............. ............. ............. ............... ........................

Bernard Pryor         Nov. 24, 2003      150,000        5.00%         $1.50          $1.50       November 23, 2008
                                                                                                 April 29, 2009
                      April 30, 2004     400,000        13.33%        $1.80          $1.80
...................... ................ ............. ............. ............. ............... ........................

Francois Colette      Nov. 24, 2003      100,000        3.33%         $1.50          $1.50       November 23, 2008
                                                                                                 April 29, 2009
                      April 30, 2004     200,000        6.67%         $1.80          $1.80
...................... ................ ............. ............. ............. ............... ........................

T. David Button       Nov. 24, 2003      110,000        3.67%         $1.50          $1.50       November 23, 2008
                                                                                                 April 29, 2009
                      April 30, 2004     330,000        11.00%        $1.80          $1.80
...................... ................ ............. ............. ............. ............... ........................

(1) Calculated as the closing price of the Company's shares on the Toronto Stock Exchange on the date immediately prior to grant.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers during the most recently completed financial year as well as the financial year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

............................. ............... ................. ............................ ........................

                                                                                             Value of Unexercised
                               Securities                        Unexercised Options at      In-the-Money Options
                              Acquired on       Aggregate          Financial Year-End        at Financial Year-End
                                Exercise          Value         Exercisable/Unexercisable    (CDN$) Exercisable /
Name                              (#)        Realized (CDN$)               (#)                 Unexercisable (1)
............................. ............... ................. ............................ ........................

Timothy Read                    384,514          $815,200           650,000 / 650,000              Nil / Nil
............................. ............... ................. ............................ ........................

Bernard Pryor                     Nil              N/A              525,000 / 275,000          175,000(2) / Nil
............................. ............... ................. ............................ ........................

Francois Colette                  Nil              N/A              317,500 / 182,500       117,250(3) / 27,750 (3)
............................. ............... ................. ............................ ........................

T. David Button                   Nil              N/A              420,000 / 220,000            140,000 / Nil
............................. ............... ................. ............................ ........................

(1) "In-the-Money Options" are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of the Company's shares as at Friday, October 29, 2004 was CDN$1.30.
(2) On May 31, 2001, the Toronto Stock Exchange approved the re-pricing of these stock options to CDN$0.60 per share and the number of options outstanding was reduced from 400,000 to 250,000.
(3) On May 31, 2001, the Toronto Stock Exchange approved the re-pricing of these stock options to CDN$0.60 per share and the number of options outstanding was reduced from 300,000 to 200,000.

Option and SAR Repricings

There were no options or freestanding SARs held by the Named Executive Officers that were re-priced downward during the most recently completed financial year of the Company.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit/actuarial plan, under which benefits are determined primarily by final compensation and years of service of the Company's officers and key employees.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company's Named Executive Officers have employment contracts with the Company and its subsidiaries, the principal terms and conditions of which are as follows:

...................... ................... .................. .................... ................. ..................

Named Executive         Annual                                                                  Paid Termination
Officer                Compensation (1)        Share Options (2)     Contract Start         Duration        Notice Period
...................... ................... .................. .................... ................. ..................

Timothy Read               (pound)220,000           1,300,000       January 29, 1999      3 years (3)       12 months (5)
...................... ................... .................. .................... ................. ..................

Bernard Pryor              (pound)120,000            800,000         August 1, 1999       2 years (4)       12 months (6)
...................... ................... .................. .................... ................. ..................

T. David Button          (pound) 82,000 (7)          640,000        January 29, 2001     No fixed term.     12 months (6)
...................... ................... .................. .................... ................. ..................

(1) Effective April 1, 2004. The Remuneration Committee makes recommendations to the Board regarding base salaries and bonuses. In addition, receipted travel and entertainment expenses are reimbursed and bonuses as may be determined by the Company's board of directors.
(2) Unvested options are cancelled immediately on termination, and vested options are cancelled if not exercised within 30 days following termination.
(3) The initial three year term of Mr. Read's contract expired in 2002 and thereafter automatically became of no fixed term, and is now subject to the notice periods detailed in (5) below.
(4) The initial two year term of Mr. Pryor's contract expired in 2001 and thereafter automatically became of no fixed term, and is now subject to the notice periods detailed in (6) below.
(5) Twelve months' notice, if terminated by the Company, and twelve months' notice if terminated by Mr. Read.
(6) Twelve months' notice, if terminated by the Company, and three months' notice if terminated by either of Messrs. Pryor or Button.
(7) Mr. Button's compensation is reviewed annually and is based on three working days per week. If exceeded, then 1/140th of annual salary is paid for each extra day worked. An amount is also paid equal to 3% of salary in lieu of health insurance.

All options held by directors and employees of the Company vest immediately following a change of control involving more than 29.9% of the issued and outstanding securities of the Company.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above. Save for attendance fees as described below, no cash compensation was paid to any director of the Company for the director's services as a director during the financial year ended October 31, 2004. During the financial year ended October 31, 2004, Bernard Vavala, the Chairman of the Board, received remuneration of US$35,000, a company, of which Paul MacNeill, a director of the Company, is a shareholder, received fees for legal services provided to the Company, $3,000 for consulting services was paid to John Bentley, a director of the Company, and $5,000 for consulting services accrued to a company in which Etienne Denis, a director of the Company, has an interest.

The Company has agreed to pay each member of the board of directors (the "Board") an attendance fee of CDN$500 per telephonic Board meeting, and CDN$1,000 per physical Board meeting. The Company has also agreed to pay attendees at committee meetings CDN$250 per attendance, or CDN$500 per day, whichever is applicable. A Board member attending a Board meeting and an attendee at a committee meeting will not be entitled to the attendance fees where such Board or committee member is, at the date of the relevant meeting, an employee or consultant or Chairman of the Company. During the financial year ended October 31, 2004, the Company paid an aggregate of CDN$12,000 to attendees at Board meetings and committee meetings.

Other than as noted above, the Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Toronto Stock Exchange. During the most recently completed financial year, the Company granted incentive stock options to purchase an aggregate 3,185,000 common shares to directors, of which 1,850,000 were to directors who are also officers of the Company.

Executive Compensation Program

The executive compensation program formulated by the Remuneration Committee is designed to encourage, compensate and reward senior management of the Company on the basis of individual and corporate performance, both in the short term and the long term, while at the same time being mindful of the responsibility that the Company has to its shareholders. The base salaries of senior management of the Company are set at levels which are competitive with the base salaries paid by companies of comparable or similar size within the mining industry, thereby enabling the Company to compete for and retain executives critical to the long term success of the Company. Incentive compensation, consisting primarily of the awarding of stock options, is directly tied to the performance of both the individual and the Company. Share ownership opportunities are provided to align the interests of senior management of the Company with the longer-term interests of the shareholders of the Company.

Base Salaries

The level of the base salary for each employee of the Company, within a specified range, is determined by the level of responsibility and the importance of the position to the Company, within competitive industry ranges. The Remuneration Committee makes recommendations to the Board regarding the base salaries and bonuses for senior management and employees of the Company.

Bonus

The CEO presents recommendations to the Remuneration Committee with respect to bonuses to be awarded to the other members of senior management (other than himself) and the other employees of the Company. The Remuneration Committee evaluates each member of senior management and the other employees of the Company in terms of their performance and the performance of the Company. The Remuneration Committee then makes a determination of the bonuses, if any, to be awarded to each member of senior management (including the CEO) and to the employees of the Company, and recommends such determination to the Board.

Stock Option Plan

The Stock Option Plan is administered by the CEO upon recommendations from the Remuneration Committee, and is intended to advance the interests of the Company through the motivation, attraction and retention of key employees, officers and directors of the Company and subsidiaries of the Company and to secure for the Company and its shareholders the benefits inherent in the ownership of common shares of the Company by key employees, officers and directors of the Company and subsidiaries of the Company. The grant of options under the Stock Option Plan is approved by the Board.

The number of common shares of the Company which may be subject to option under the Stock Option Plan in favour of any one individual and in the aggregate is limited under the terms of the Stock Option Plan approved by the shareholders of the Company on April 30, 1998, and cannot be increased without shareholder and regulatory approval. Options granted under the Stock Option Plan have a maximum term of ten years and are exercisable at a price per share determined by the Board at the time the option is granted, which price may not be less than the closing price of the common shares on the TSX on the last trading day immediately preceding the date of grant of the option. All grants of options are first reviewed and approved by the Company's Board.

Compensation of the CEO

The process for the setting of the compensation of the CEO of the Company is the same as for the other members of senior management of the Company. The CEO's performance is evaluated by the Remuneration Committee relative to various objectives set for him and the Company.

C.   Board Practices.

The directors of the Company are elected annually and hold office until the next Annual General Meeting of the members of the Company or until their successors in office are duly elected or appointed. All directors are elected for a one-year term. All officers serve at the pleasure of the board of directors. The Company is scheduled to hold its next Annual General Meeting on March 10, 2005.

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

The Audit Committee meets with the President and Chief Executive Officer and the Chief Financial Officer of the Company and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. There is no formal charter for the Audit Committee. However, its terms of reference include the quarterly review of financial statements, reviewing the Company's budget, the Auditor's Report and terms of reference for the auditor, pre-approval of non-audit services of the auditor, and oversight of internal controls and compliance with regulatory requirements pertaining to financial matters. The Audit Committee also recommends to the board of directors the auditors to be appointed. In addition, this Committee reviews and recommends to the Board for approval the annual financial statements, Management's Discussion and Analysis, and certain other documents required by regulatory authorities. The Audit Committee is mandated to meet, and also to consult the auditors, in the absence of management. During the year ending October 31, 2004, this Committee met four times.

The Compliance Committee administers and monitors compliance with, and provides guidance relating to, the Ethics & Conflict of Interest Policy that the Board approved in June 2003. This Committee did not meet during the year ending October 31, 2004.

The Remuneration Committee, in consultation with the President and Chief Executive Officer of the Company, reviews and recommends to the Board for approval all matters relating to compensation of executives of the Company. During the year ending October 31, 2004, this Committee met twice.

D.   Employees.

The following table lists the numbers of employees and their geographical locations as at each of the fiscal years ended October 31, 2004, 2003 and 2002:

------------------------------------ ---------------------------- ----------------------------- -------------------------

Location                                  October 31, 2004              October 31, 2003            October 31, 2002
------------------------------------ ---------------------------- ----------------------------- -------------------------
Europe                                            7                            7                           6
------------------------------------ ---------------------------- ----------------------------- -------------------------
Africa                                           42                            31                          31
------------------------------------ ---------------------------- ----------------------------- -------------------------
North and South America                           0                            0                           0
------------------------------------ ---------------------------- ----------------------------- -------------------------
Totals                                           49                            38                          37
------------------------------------ ---------------------------- ----------------------------- -------------------------

The employees provide management, technical and administrative services for the Company. The Company considers its employee relationships to be satisfactory. The Company's employees are not represented by labor unions and the Company is not aware of any attempts to organize our employees.

E.   Share Ownership.

The following table sets forth, as of January 14, 2005, the number of the Company's Common Shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding Common Shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.

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

------------------------------- ---------------------------- ---------------------------- ----------------------------
            Title               Name   and    Address    of            Amount                     Percentage
           of Class             Beneficial Owner                     and Nature                    of Class
------------------------------- ---------------------------- ---------------------------- ----------------------------

            Common              John Bentley                         335,000 (1)                     0.47%
                                England
------------------------------- ---------------------------- ---------------------------- ----------------------------

            Common              Etienne Denis                       3,875,000(2)                     5.45%
                                Belgium
------------------------------- ---------------------------- ---------------------------- ----------------------------

            Common              Paul C. MacNeill                     325,000(3)                      0.46%
                                Canada
------------------------------- ---------------------------- ---------------------------- ----------------------------

            Common              Bernard Pryor                        600,000(4)                      0.84%
                                England
------------------------------- ---------------------------- ---------------------------- ----------------------------

            Common              Timothy Read                        1,100,514(5)                     1.54%
                                England
------------------------------- ---------------------------- ---------------------------- ----------------------------

            Common              Bernard Vavala                       854,300(6)                      1.19%
                                United States of





------------------------------- ---------------------------- ---------------------------- ----------------------------
            Title               Name   and    Address    of            Amount                     Percentage
           of Class             Beneficial Owner                     and Nature                    of Class
------------------------------- ---------------------------- ---------------------------- ----------------------------

                                America
------------------------------- ---------------------------- ---------------------------- ----------------------------

            Common              Patrick J. Walsh                     325,000 (7)                     0.46%
                                Australia
------------------------------- ---------------------------- ---------------------------- ----------------------------

            Common              Thomas David Button                  475,000(8)                      0.67%
                                England
------------------------------- ---------------------------- ---------------------------- ----------------------------

            Common              All Directors and Officers          7,889,814(9)                    10.62%
                                as a group (8 individuals)
------------------------------- ---------------------------- ---------------------------- ----------------------------

(1) Comprises 10,000 shares and 325,000 options with exercise prices ranging from CDN$1.21 to CDN$1.80 (which options are exercisable presently or within 60 days).
(2) Comprises 3,550,000 shares that are held by Umicore S.A., a company of which Dr. Denis is a non-executive director, and as to which Dr. Denis disclaims beneficial ownership; and also 325,000 options with exercise prices ranging from CDN$1.50 to CDN$1.80 (which options are exercisable presently or within 60 days),.
(3) Comprises 325,000 options with exercise prices ranging from CDN$0.60 to CDN$1.80 (which options are exercisable presently or within 60 days).
(4) Comprises 600,000 options with exercise prices ranging from CDN$0.60 to CDN$1.80 (which options are exercisable presently or within 60 days).
(5) Comprises 450,514 shares and 650,000 options with an exercise price of CDN$1.80 (which options are exercisable presently or within 60 days).
(6) Comprises 296,800 shares and 557,500 options with exercise prices ranging from CDN$0.60 to CDN$0.75 (which options are exercisable presently or within 60 days).
(7) Comprises 325,000 options with exercise prices ranging from CDN$0.75 to CDN$1.80, (which options are exercisable presently or within 60 days).
(8) Comprises 475,000 options with exercise prices ranging from CDN$0.60 to CDN$1.80, (which options are exercisable presently or within 60 days).
(9) Includes 3,582,500 options held by the directors and officers as disclosed above (exercisable presently or within 60 days).

As at January 14, 2005, the directors and officers of the Company, as a group, beneficially owned 757,314 Common Shares representing 1.07% of the Common Shares issued and also held incentive stock options (exercisable presently or within 60 days) pursuant to which up to 3,582,500 Common Shares can be purchased. In addition, Umicore S.A., a company of which Dr. Denis, a director of the Company, is a non-executive director, owns 3,550,000 Common Shares representing 5.02% of the Common Shares issued.

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

As at January 7, 2005, as far as the Company is able to determine from the share register, approximately 18,378,485 of the issued and outstanding common shares were held by 105 shareholders with addresses of record in the United States. A number of these shares are held in "street" name and may, therefore, be held by several beneficial owners.

As at January 14, 2005, to the best of the Company's knowledge, only the following beneficially own, directly or indirectly, more than 5% of the issued shares of the Company. To the best knowledge of the Company, there are no voting arrangements with other shareholders of the Company. The Company's major shareholders do not have different voting rights from other shareholders.


  Shareholder Name                                   Number of Shares             Percentage of Issued Shares
  ---------------------------------------------- -------------------------- ----------------------------------------

  Prudential plc and subsidiaries                       10,609,400                          14.999%
  ---------------------------------------------- -------------------------- ----------------------------------------

  Jean-Raymond Boulle                                  5,509,107(1)                         7.788%
  ---------------------------------------------- -------------------------- ----------------------------------------

  The Capital Group Companies Inc.and                   4,750,000                          6.715%
  subsidiaries
  ---------------------------------------------- -------------------------- ----------------------------------------

  Umicore S.A.                                         3,550,000 (2)                        5.019%
  ============================================== ========================== ========================================

(1) The Company has no actual knowledge of Mr Boulle's holdings. The above information is based on Mr Boulle's most recent filing of an insider report on SEDI (the Canadian Securities Administrators' "System for Electronic Disclosure by Insiders", available on www.sedi.ca.) Of these shares, 60,035 are reported as being indirectly held through America Diamond Corp, being wholly-owned by Mr. Boulle. The balance is reported as being indirectly held through Gondwana (Investments) S.A. (previously Gondwana (Investments) Ltd.), a Luxembourg company, which is also owned indirectly by Mr. Boulle.
(2) Etienne Denis, a director of the Company, is a non-executive director of Umicore S.A.

As at March 24, 2004 (the reference date in the Form 20-F for the fiscal year ended October 31, 2003), to the best of the Company's knowledge, only the following beneficially owned, directly or indirectly, more than 5% of the issued shares of the Company. To the best knowledge of the Company, there were no voting arrangements with other shareholders of the Company. The Company's major shareholders do not have different voting rights from other shareholders.


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
  ============================================== ========================== ========================================

(1) Of these shares, 60,035 were reported as being indirectly held through America Diamond Corp, being wholly-owned by Mr. Boulle. The balance was reported as being indirectly held through Gondwana (Investments) S.A. (previously Gondwana (Investments) Ltd.), a Luxembourg company, which is also owned indirectly by Mr. Boulle.
(2) Etienne Denis, a director of the Company, is a non-executive director of Umicore S.A.

As at March 3, 2003 (the reference date in the Form 20-F for the fiscal year ended October 31, 2002), to the best of the Company's knowledge, only the following beneficially owned, directly or indirectly, more than 5% of the issued shares of the Company. To the best knowledge of the Company, there were no voting arrangements with other shareholders of the Company. The Company's major shareholders do not have different voting rights than other shareholders.


  Shareholder Name                                   Number of Shares             Percentage of Issued Shares
  ---------------------------------------------- -------------------------- ----------------------------------------
  Jean-Raymond Boulle                                  9,509,107(1)                         29.59%
  ---------------------------------------------- -------------------------- ----------------------------------------

  Umicore S.A.                                         3,550,000 (2)                        11.05%
  ============================================== ========================== ========================================

(1) Of these shares, 60,035 were registered in the name of America Diamond Corp, being wholly-owned by Mr. Boulle. The balance was registered in the name of Gondwana (Investments) S.A. (previously Gondwana (Investments) Ltd.), a Luxembourg company, which is also owned indirectly by Mr. Boulle.
(2) Etienne Denis, a director of the Company, was at that time also Executive Vice President, Services of Umicore S.A.

As at May 9, 2002 (the reference date in the Form 20-F for the fiscal year ended October 31, 2001), to the best of the Company's knowledge, only the following beneficially owned, directly or indirectly, more than 5% of the issued shares of the Company. To the best knowledge of the Company, there are no voting arrangements with other shareholders of the Company. The Company's major shareholders do not have different voting rights than other shareholders.


  Shareholder Name                                   Number of Shares             Percentage of Issued Shares
  ---------------------------------------------- -------------------------- ----------------------------------------

  Jean-Raymond Boulle                                  9,583,607(1)                          29.8%
  ---------------------------------------------- -------------------------- ----------------------------------------

  Umicore S.A.                                         3,550,000 (2)                         11.0%
  ============================================== ========================== ========================================

(1) Of these shares, 60,035 were registered in the name of America Diamond Corp, being wholly-owned by Mr. Boulle. The balance was registered in the name of Gondwana Investments Ltd., a Luxembourg company, which is also owned indirectly by Mr. Boulle.
(2) Etienne Denis, a director of the Company, was at that time also Executive Vice President, Services of Umicore S.A.

B.   Related Party Transactions.

During the year ended October 31, 2004, the Company paid or accrued an aggregate of $160,206 (2003 - $90,621; 2002 - $99,958) for legal services to law firms in which a director of the Company was a partner during the year. In addition, the Company has paid $3,000 (2003 - nil; 2002 - nil) for consulting services to a non-executive director and has accrued $5,000 (2003 - nil; 2002 - nil) for consulting services to a company in which a director has an interest.

During the year ended October 31, 2004, no related party transactions occurred other than as described above.

C.   Interests of Experts and Counsel.

Not Applicable.

Item 8. Financial Information.

A.   Consolidated Statements and Other Financial Information.

Attached hereto as listed in accordance with Item 19 are Consolidated Financial Statements audited by our independent registered public accounting firm and accompanied by an audit report including comments by auditors for U.S. readers on Canada - U.S. reporting difference, comprised of consolidated balance sheets as at October 31, 2004 and 2003, consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended October 31, 2004 and related notes.

There are no legal proceedings currently pending.

The Company has not paid dividends in the past and does not expect to pay dividends in the near future.

B.   Significant Changes.

There have been no significant changes since the date of the Company's annual financial statements, other than as disclosed in this Annual Report.

Item 9. The Offer and Listing.

The Common Shares of the Company were listed and posted for trading on The Toronto Stock Exchange (the "TSX") on October 17, 1996, under the symbol "AMZ". On September 18, 1998, the Company delisted its Common Shares from the Vancouver Stock Exchange. On September 25, 2003, the Company's shares were listed for trading on the Alternative Investment Market of the London Stock Exchange ("AIM") under the symbol "AMF". Pursuant to the Company's change of name the trading symbol on AIM was changed to "AAA" with effect from May 12, 2004; and, with effect from December 3, 2004, the Company's trading symbol on the TSX was also changed to "AAA". The Company's common shares are not currently trading on any U.S. stock exchange or on the over-the-counter market, and accordingly, there is currently no public market for the Company's common shares in the United States.

A.   Offer and Listing Details.

The following tables set forth the reported high and low closing bid prices (all expressed in Canadian dollars) on the TSX for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years, and (c) for the six months from July 2004 to December 2004.


            High and Low Price for the Five Most Recent Fiscal Years
---------------------------------------- --------------------------------------

Fiscal Year ended October 31                             High           Low
---------------------------------------- --------------------------------------

2000                                                     $2.08          $0.36
---------------------------------------- --------------------------------------

2001                                                     $1.26          $0.18
---------------------------------------- --------------------------------------

2002                                                     $0.90          $0.35
---------------------------------------- --------------------------------------

2003                                                     $1.40          $0.36
---------------------------------------- --------------------------------------

2004                                                     $2.38          $1.05
---------------------------------------- --------------------------------------




   High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years
--------------------------------------------------------------------------------

Period Ended:                                            High           Low
--------------------------------------------------------------------------------

January 31, 2003                                        $0.71           $0.45
--------------------------------------------------------------------------------

   High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years
--------------------------------------------------------------------------------

Period Ended:                                            High           Low
--------------------------------------------------------------------------------

April 30, 2003                                          $0.60           $0.36
--------------------------------------------------------------------------------

July 31, 2003                                           $1.39           $0.37
--------------------------------------------------------------------------------

October 31, 2003                                        $1.40           $1.00
--------------------------------------------------------------------------------

January 31, 2004                                        $1.90           $1.15
--------------------------------------------------------------------------------

April 30, 2004                                          $2.38           $1.38
--------------------------------------------------------------------------------

July 31, 2004                                           $1.90           $1.20
--------------------------------------------------------------------------------

October 31, 2004                                        $1.50           $1.05
--------------------------------------------------------------------------------




               High and Low Prices for the Most Recent Six Months
--------------------------------------------------------------------------------

Period Ended:                                            High           Low
--------------------------------------------------------------------------------

July 31, 2004                                           $1.54           $1.20
--------------------------------------------------------------------------------

August 31, 2004                                         $1.40           $1.10
--------------------------------------------------------------------------------

September 30, 2004                                      $1.27           $1.10
--------------------------------------------------------------------------------

October 31, 2004                                        $1.50           $1.05
--------------------------------------------------------------------------------

November 30, 2004                                       $1.79           $1.15
--------------------------------------------------------------------------------

December 31, 2004                                       $2.00           $1.60
--------------------------------------------------------------------------------

On Friday, October 29, 2004, the closing price of the Common Shares on the TSX was CDN$1.30 per share and on January 14, 2005, the closing price of the Common Shares on the TSX was CDN$2.00 per share.

The following tables set forth the reported high and low closing bid prices (all expressed in (pound) Sterling) on AIM for (a) the two most recent fiscal years
(b) each quarterly period for the past two fiscal years, and (c) for the most recent six months.

            High and Low Price for the Two Most Recent Fiscal Years*
--------------------------------------------------------------------------------

Fiscal Year ended October 31                 High                 Low
---------------------------------------- --------------------------------------

2003 *                                       (pound)0.595         (pound)0.535
---------------------------------------- --------------------------------------

2004                                         (pound)1.02          (pound)0.465
---------------------------------------- --------------------------------------

* Trading of the Company's shares on the AIM commenced on September 25, 2003.



  High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years*
--------------------------------------------------------------------------------

Period Ended:                                High                 Low
--------------------------------------------------------------------------------

October 31, 2003                             (pound)0.595         (pound)0.535
--------------------------------------------------------------------------------

January 31, 2004                             (pound)0.775         (pound)0.535
--------------------------------------------------------------------------------

April 30, 2004                               (pound)1.02          (pound)0.61
--------------------------------------------------------------------------------

July 31, 2004                                (pound)0.76          (pound)0.53
--------------------------------------------------------------------------------

October 31, 2004                             (pound)0.63          (pound)0.465
--------------------------------------------------------------------------------

* Trading of the Company's shares on the AIM commenced on September 25, 2003.



               High and Low Prices for the Most Recent Six Months
--------------------------------------------------------------------------------

Period Ended:                                High                 Low
--------------------------------------------------------------------------------

July 31, 2004                                (pound)0.65          (pound)0.53
--------------------------------------------------------------------------------

August 31, 2004                              (pound)0.53          (pound)0.465
--------------------------------------------------------------------------------

September 30, 2004                           (pound)0.555         (pound)0.475
--------------------------------------------------------------------------------

October 31, 2004                             (pound)0.63          (pound)0.475
--------------------------------------------------------------------------------

November 30, 2004                            (pound)0.775         (pound)0.585
--------------------------------------------------------------------------------

December 31, 2004                            (pound)0.825         (pound)0.70
--------------------------------------------------------------------------------

On Friday, October 29, 2004, the closing price of the Common Shares on AIM was (pound)0.615 per share and on January 14, 2005, the closing price of the Common Shares on the AIM was (pound)0.895 per share.

B.   Plan of Distribution.

Not Applicable

C.   Markets.

The Common Shares of the Company were listed and posted for trading on The Toronto Stock Exchange (the "TSX") on October 17, 1996, under the symbol "AMZ". On September 18, 1998, the Company delisted its Common Shares from the Vancouver Stock Exchange. On September 25, 2003, the Company's shares were listed for trading on the Alternative Investment Market of the London Stock Exchange ("AIM") under the symbol "AMF". Pursuant to the Company's change of name to "Adastra Minerals Inc.", the trading symbol on AIM was changed to "AAA" with effect from May 12, 2004; and with effect from December 3, 2004, the Company's trading symbol on the TSX was also changed to "AAA". The Company's common shares are not currently trading on any U.S. stock exchange or on the over-the-counter market, and accordingly, there is currently no public market for the Company's common shares in the United States.

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

D.   Exchange Controls

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

The Act was amended with the implementation of the Agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the Act. "WTO investor" generally means (i) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a "cultural business". If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2005 WTO Review Threshold is CDN$250,000,000, to be formally implemented with retroactive effect from January 1, 2005.

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

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then CDN$50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the Act apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transition of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of CDN$250,000,000 (in 2005) for a WTO investor or a threshold of CDN$ 5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

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

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act"). This summary does not apply to a shareholder who has carried on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder's holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations to it and on the Company's understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act and regulations to it publicly announced by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and U.S. tax advisors.

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

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer's capital gain or capital loss from a disposition of a share of common stock of the Company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. Fifty percent of a capital gain are included in income. The amount by which a shareholder's capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three years previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property." Shares of common stock of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Company belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder did not deal at arm's length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless

(a) the value of the shares is derived principally from "real property" situated in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production, or

(b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada.

United States Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company ("Common Shares").

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

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

A "non-U.S. Holder" is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S.
Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services;
(h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as a partnership (or "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or "pass-through" entity) and the partners of such partnership (or owners of such "pass-through" entity) generally will depend on the activities of the partnership (or "pass-through" entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of "pass-through" entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the exercise of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See "Taxation--Canadian Federal Income Tax Consequences" above).

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

As discussed below, the Company believes that it will be a "passive foreign investment company" (See more detailed discussion at "Additional Rules that May Apply to U.S. Holders--Passive Foreign Investment Company" below). Accordingly, the Company does not believe that it will be a QFC. If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

     Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

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

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as "U.S. source" for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at "Foreign Tax Credit" below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." In addition, this limitation is calculated separately with respect to specific categories of income (including "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other categories of income). Dividends paid by the Company generally will constitute "foreign source" income and generally will be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income." The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules. However, U.S. Holders should be aware that recently enacted legislation eliminates the "financial services income" category for taxable years beginning after December 31, 2006. Under the recently enacted legislation, the foreign tax credit limitation categories are limited to "passive category income" and "general category income."

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed properly to report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

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

If the Company is a FPHC, a U.S. Holder generally will be required to include in gross income such U.S. Holder's allocable portion of the "undistributed foreign personal holding company income" (as defined in Section 556 of the Code) of the Company. The Company does not believe that it has previously been, or currently is, a FPHC. The FPHC rules are repealed for tax years of foreign corporations beginning after December 31, 2004 (and for tax years of U.S. Holders with or within which such tax years of foreign corporations end).

Foreign Investment Company

The Company generally will be a "foreign investment company" under Section 1246 of the Code (a "FIC") if (a) 50% or more of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code) and (b) the Company is (i) registered under the U.S. Investment Company Act of 1940, as amended, as a "management company" or a "unit investment trust" or (ii) engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest in securities or commodities.

If the Company is a FIC, all or part of any gain recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares will be treated as ordinary income (rather than as capital gain). The Company does not believe that it has previously been, or currently is, a FIC. The FIC rules are repealed for tax years of foreign corporations beginning after December 31, 2004 (and for tax years of U.S. Holders with or within which such tax years of foreign corporations end).

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

Passive Foreign Investment Company

The Company  generally  will be a "passive  foreign  investment  company"  under
Section 1297 of the Code (a "PFIC") if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a "controlled foreign corporation" or makes an election). "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and assets test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

The Company believes that it was a PFIC for the taxable year ended October 31, 2004, and that it will be a PFIC for the taxable year ending October 31, 2005. There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status.


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

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder's holding period for the Common Shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a
PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder's holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

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

     QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital gain, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

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

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market
Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

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

I.   Subsidiary Information.

Not Applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. The effect of the foreign exchange risk on the Company's cash balances is discussed earlier in this Annual Report - see "Item 5 -Operating and Financial Review and Prospects - Operating Results - Fiscal year ended October 31, 2004 as compared to Fiscal year ended October 31, 2003".

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

Item 16B. Code of Ethics

During fiscal year 2003, the Company developed an Ethics and Conflict of Interest Policy, to reflect inter alia SEC rules, which Ethics and Conflict of Interest Policy was adopted by the board of directors. The Ethics and Conflict of Interest Policy governs the actions of and is applicable to all of the directors and officers of the Company and its subsidiaries, and their affiliates. The Ethics and Conflict of Interest Policy addresses the following:

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

A copy of the Ethics and Conflict of Interest Policy was filed with the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 2003 and is referred to as an exhibit in the Exhibit Index to this Annual Report and incorporated by reference. The Policy was amended on May 18, 2004, both to reflect the change in the Company's name and by inserting a new 2nd sentence into the penultimate paragraph of the Introduction, which paragraph now reads:

     "Each fiduciary is required to become familiar with and adhere to the Policy. Notwithstanding the foregoing, the Compliance Committee has the discretion to exempt from the requirements of any part or parts of the Policy, including the requirement to sign and return a copy of the Policy and the requirement to complete and submit a Conflict of Interest
     Questionnaire annually, any fiduciary who is an employee or agent of a federal, provincial, state, municipal or local government, parliament or legislature or any regulatory authority, agency, commission, board or affiliated entity of any government, parliament or legislature."

All interested investors may acquire a copy of our Ethics and Conflict of Interest Policy free of charge by sending electronic mail to the attention of investor relations on the Company's website at www.adastramin.com

Item 16C. Principal Accountant Fees and Services

At the annual meeting held on April 28, 2004, the shareholders appointed KPMG LLP, Independent Registered Public Accounting Firm, ("KPMG"), to serve as the independent auditors for the 2004 fiscal year. KPMG acted as the Company's independent auditor for the fiscal years ended October 31, 2004 and 2003. The chart below sets forth the total amount billed the Company by KPMG for services performed in the years 2004 and 2003, and breaks down these amounts by category of service in CDN$:


                                                  Years ended October 31
--------------------------------------------- -------------------------------

                                                  2004              2003
--------------------------------------------- -------------------------------

Audit:                                            $113,087          $274,023
--------------------------------------------- -------------------------------

Audit Related:                                    $0                $0
--------------------------------------------- -------------------------------

Tax                                               $51,776           $11,500
--------------------------------------------- -------------------------------

All Other Fees                                    $0                $750
--------------------------------------------- -------------------------------

Total                                             $164,863          $286,273
--------------------------------------------- -------------------------------

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

"Audit-Related Fees" are fees that are or would be charged by KPMG for presentations or training on accounting or regulatory pronouncements, due diligence services related to accounting and tax matters in connection with potential acquisitions/dispositions, advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Company, and if applicable, audits of financial statements of a company's employee benefit plan. There were no "Audit Related Fees" charged by KPMG during the fiscal periods ended October 31, 2004 or October 31, 2003.

"Tax Fees" are fees for professional services rendered by KPMG for tax compliance, tax planning and tax advice on actual or contemplated transactions.

Fees disclosed under the category "All Other Fees" for the 2003 fiscal year are related to specified procedures performed on historical write-offs on mineral properties incurred by the Company.

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by KPMG. Any services provided by KPMG that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In 2004, none of the fees paid to KPMG were approved pursuant to the de minimus exception. All services not specifically included within the scope of the audit were pre-approved by the Audit Committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

Item 16E.   Purchases  of  Equity   Securities  by  the  Issuer  and  Affiliated
     Purchasers.

None.

                                    PART III

Item 17. Financial Statements.

See the Financial Statements attached hereto and filed as part of this Annual Report.

The Company's Consolidated Financial Statements are stated in U.S. Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as discussed in Note 11 to the Consolidated Financial Statements of the Company.

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

For Audited Financial Statements for the years ended October 31, 2004, 2003 and 2002, see Item 19 below.

Item 18. Financial Statements.

Not Applicable

Item 19. Exhibits.

Financial Statements

The Consolidated Financial Statements of the Corporation and exhibits listed below are filed with this Annual Report on Form 20-F in the United States. This Annual Report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the Consolidated Financial Statements and exhibits listed below. Canadian investors should refer to the audited Consolidated Financial Statements of the Corporation at October 31, 2004 as filed with the Canadian Securities Regulators.

The following financial  statements are attached to and form part of this Annual
Report:

Consolidated Financial Statements of the Corporation

-    Auditors' Report on Consolidated Financial Statements

-    Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Difference

-    Consolidated Balance Sheets as of October 31, 2004 and October 31, 2003

- Consolidated Statements of Operations and Deficit for the years ended October 31, 2004, October 31, 2003 and October 31, 2002

- Consolidated Statements of Cash Flows for the years ended October 31, 2004, October 31, 2003 and October 31, 2002

-    Notes to the Consolidated Financial Statements of the Corporation

Exhibits

The following exhibits are attached to and form part of this Annual Report:


Exhibit

1.1(1) Memorandum and Articles of Incorporation dated November 16, 1979

1.2(1) Amended Memorandum and Articles of Incorporation dated August 2, 1983

1.3(1) Amended Memorandum and Articles of Incorporation dated March 11, 1987

1.4(1) Amended Memorandum and Articles of Incorporation dated June 29, 1993

1.5(1) Amended Memorandum and Articles of Incorporation dated August 8, 1995

1.6(1) Articles of Continuation and By-Laws dated August 11, 1995

1.7  Certificate of Amendment and Articles of Amendment dated May 11, 2004

4.1(2)  Framework   Agreement  between  Gecamines  and  America  Mineral  Fields
     International Limited relating to the Rehabilitation of the Kipushi Mine Facilities - April 1996

4.2(2) Subscription and Joint Venture  Agreement  between America Mineral Fields
     Inc.., America Mineral Fields International Limited, AMF Holdings Ltd., Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project - June 1998

4.3(2) Mining Industry  Project  Agreement  (Convention)  between the Democratic
     Republic of Congo, La Generale des Carrieres et des Mines ("Gecamines") and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project
     - November 1998

4.4(2) Contract of  Association  between La Generale des  Carrieres et des Mines
     ("Gecamines") and Congo Mineral Developments Limited relating to the transfer of ownership of the Kolwezi Tailings Project - October 1998

4.5(2)  Option  Agreement  between  Zinc  Corporation  of South  Africa  Limited
     ("Zincor") and America Mineral Fields International Limited related to the grant of an option to Zincor to earn an interest in the Kipushi Zinc and Copper Mine - July 2000

4.6(2) Project  Implementation Deed between America Mineral Fields Inc., America
     Mineral Fields International Limited, AMF Holdings Limited, Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the extension of the Joint Venture Agreement on the Kolwezi Tailings Project - May 2001

4.7(2) Deed of Compliance  between America Mineral Fields Inc.,  America Mineral
     Fields International Limited, AMF Holdings Limited, Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Project Implementation Deed - May 2001

4.8(2) Joint Venture  Agreement between Zinc Corporation of South Africa Limited
     ("Zincor") and America Mineral Fields International Limited related to the Rehabilitation of the Kipushi Zinc and Copper Mine - January 2002

4.9(3)  Termination  Agreement  between  America  Mineral  Fields Inc.,  America
     Mineral Fields International Limited, AMF Holdings Ltd., Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project
     - July 10, 2002

4.10(3) Deed of Termination  and Release  between  America  Mineral Fields Inc.,
     America Mineral Fields International Limited, AMF Holdings Ltd., Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project - July 10, 2002

4.11(3) Heads of Agreement  between  Endiama E.P., IDAS Resources and Twins Ltd.
     dated August 20, 2002 (in Portuguese with English Summary)

4.12(3) Letter of Agreement  between America Mineral Fields Inc.,  International
     Finance  Corporation
     and International Development Corporation of South Africa Limited relating to the Kolwezi Tailings Project dated February 12, 2003

4.13(5) Contract of  Association  between La Generale des Carrieres et des Mines
     ("Gecamines") and Congo Mineral Developments Limited relating to the transfer of ownership of the Kolwezi Tailings Project - March 2004

8.1(4) List of Subsidiaries

11.1(6) Ethics and Conflict of Interest Policy (as amended) 12.1 Certification of CEO required by Rule 13a-14(a) or Rule 15d-14(a) 12.2 Certification of CFO required by Rule 13a-14(a) or Rule 15d-14(a)

13.1 Certification of CEO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2 Certification of CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) These exhibits were previously filed with the Company's Annual Report on Form 20-F for the year ended October 31, 1999.
(2) These exhibits were previously filed with the Company's Annual Report on Form 20-F for the year ended October 31, 2001.
(3) These exhibits were previously filed with the Company's Annual Report on Form 20-F for the year ended October 31, 2002
(4)  See List of Subsidiaries on page 20 of this Annual Report
(5) This exhibit was previously filed with the Company's Annual Report on Form 20-F for the year ended October 31, 2003.
(6) This exhibit (unamended) was previously filed with the Company's Annual Report on Form 20-F for the year ended October 31, 2003.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.



                                                      ADASTRA MINERALS INC.
                                                      (Registrant)

                                                  /s/ Tim Read
                                                      ------------------------
                                                      Tim Read, CEO and Director

Date:    January 31, 2005

                      Consolidated Financial Statements
                      (Expressed in United States dollars)


                      ADASTRA MINERALS INC.
                      (Formerly America Mineral Fields Inc.)



                      Years ended October 31, 2004, 2003 and 2002

[KPMG LOGO OMITTED]
          KPMG LLP                                     Telephone  (604) 691-3000
          Chartered Accountants                        Fax        (604) 691-3031
          PO Box 10426  777 Dunsmuir Street            Internet      www.kpmg.ca
          Vancouver  BC  V7Y 1K3
          Canada




INDEPENDENT AUDITORS' REPORT

To the Shareholders of Adastra Minerals Inc.


We have audited the consolidated balance sheets of Adastra Minerals Inc. (formerly America Mineral Fields Inc.) as at October 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended October 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2004 in accordance with Canadian generally accepted accounting principles.




KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada
December 17, 2004


COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in note 2(g) to the financial statements. Our report to the shareholders dated December 17, 2004, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.




KPMG LLP (signed)


Chartered Accountants

Vancouver, Canada
December 17, 2004


            KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Consolidated Balance Sheets
(Expressed in United States dollars)

October 31, 2004 and 2003

------------------------------------------------------------------------ -------------------- --------------------
                                                                                        2004                 2003
------------------------------------------------------------------------ -------------------- --------------------

Assets

Current assets:
        Cash and cash equivalents                                        $       16,264,314   $       19,267,489
        Amounts receivable and prepaid expenses                                     403,220              288,897
        ---------------------------------------------------------------- -------------------- --------------------
                                                                                 16,667,534           19,556,386

Equipment (note 3)                                                                   84,609               25,709

Mineral properties (note 4)                                                      12,129,625            2,483,404

Mineral property evaluation costs (note 5)                                        4,397,126            4,331,137
------------------------------------------------------------------------ -------------------- --------------------

                                                                         $       33,278,894   $       26,396,636
------------------------------------------------------------------------ --- ---------------- --- ----------------

Liabilities and Shareholders' Equity

Current liabilities
        Accounts payable and accrued liabilities                         $        1,553,688   $          927,166

Non-controlling interest                                                              8,750                    -

Shareholders' equity:
        Share capital (note 6)                                                   67,069,511           59,293,827
        Contributed surplus (note 6(e))                                           4,776,785            2,095,310
        Deficit                                                                 (40,129,840)         (35,919,667)
        ---------------------------------------------------------------- -------------------- --------------------
                                                                                 31,716,456           25,469,470
------------------------------------------------------------------------ -------------------- --------------------

                                                                         $       33,278,894   $       26,396,636
------------------------------------------------------------------------ --- ---------------- --- ----------------

Nature of operations (note 1)
Commitments and contingencies (note 10)
Subsequent event (note 4(a))

See accompanying notes to consolidated financial statements.

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Consolidated Statements of Operations and Deficit
(Expressed in United States dollars)

Years ended October 31, 2004, 2003 and 2002

------------------------------------------------------- ------------------- -------------------- -------------------
                                                                      2004                 2003                2002
------------------------------------------------------- ---------------------------------------- -------------------

Administration costs:
       Amortization                                     $           14,538  $            17,065  $           31,550
       Bank charges and interest                                     5,154                5,781               7,027
       Investor relations                                          326,860              196,929             115,669
       Office and administration                                   372,510              321,650             284,909
       Professional fees                                           290,033              372,336             306,560
       Regulatory authorities filing fees                          134,339               15,600              12,010
       Salaries and wages                                          910,012              887,739             814,114
       Stock-based compensation (note 6(d))                      3,004,106            1,870,310                   -
       Transfer agent                                               15,217               11,528              12,005
       Travel and accommodation                                     22,582               33,530             106,681
       ------------------------------------------------ --- --------------- -- ----------------- -- ----------------
                                                                 5,095,351            3,732,468           1,690,525

Other:
       Interest income                                            (364,569)             (20,672)            (27,380)
       Gain on sale of property, plant and equipment                     -                 (375)            (10,646)
       Other income                                                      -               (5,000)            (20,000)
       Write-down of mineral properties (note 4(c))                      -                    -           1,824,127
       Write-down of accounts receivable                                 -                    -               5,799
       Mineral property evaluation costs                               906                4,021              45,151
       Foreign exchange loss (gain)                               (521,515)            (171,863)             25,498
       ------------------------------------------------ --- --------------- -- ----------------- -- ----------------
                                                                  (885,178)            (193,889)          1,842,549
------------------------------------------------------- ------------------- -------------------- -------------------

Loss for the year                                               (4,210,173)          (3,538,579)         (3,533,074)

Deficit, beginning of year                                     (35,919,667)         (32,381,088)        (28,848,014)
------------------------------------------------------- ------------------- -------------------- -------------------

Deficit, end of year                                    $      (40,129,840)   $     (35,919,667)  $     (32,381,088)
------------------------------------------------------- --- --------------- --- ---------------- --- ---------------

Basic and diluted loss per share                         $           (0.06)    $          (0.10)  $           (0.11)

Weighted average number of common shares
   outstanding                                                  68,690,978           37,116,816          32,119,742

------------------------------------------------------- --- --------------- ---- --------------- -- ---------------

See accompanying notes to consolidated financial statements.

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Consolidated Statements of Cash Flows
(Expressed in United States dollars)

Years ended October 31, 2004, 2003 and 2002

------------------------------------------------------- ------------------ -------------------- ------------------
                                                                     2004                 2003               2002
------------------------------------------------------- ------------------ -------------------- ------------------

Cash provided by (used in):

Operations:
       Loss for the year                                $      (4,210,173)  $        (3,538,579) $     (3,533,074)
       Items not involving cash:
           Amortization                                            14,538                17,065            31,550
           Gain on disposal of equipment                                -                  (375)          (10,646)
           Stock-based compensation                             3,004,106             1,870,310                 -
           Write-down of mineral properties                             -                     -         1,824,127
           Write-down of accounts receivable                            -                     -             5,799
       Changes in non-cash operating working capital:
           Decrease (increase) in amounts receivable
              and prepaid expenses                               (114,323)              (89,014)          121,981
           Increase (decrease) in accounts payable
              and accrued liabilities                             626,522               609,886          (340,011)
       --- -------------------------------------------- ------------------ --------------------- -----------------
                                                                 (679,330)           (1,130,707)       (1,900,274)

Investments:
       Purchase of equipment                                      (78,659)             (10,755)            (6,730)
       Proceeds on sale of equipment                                    -                  375             12,176
       Expenditures on mineral properties                      (9,415,523)          (1,647,028)        (1,637,721)
       Proceeds on sale of mineral properties                           -                    -            275,000
       Expenditures on mineral property evaluation
          costs, net                                              (65,486)             (60,065)          (108,109)
       ------------------------------------------------ ------------------ -------------------- ------------------
                                                               (9,559,668)          (1,717,473)        (1,465,384)

Financing:
       Issue of share capital for cash, net                     7,227,073           20,050,449                  -
       Investments by non-controlling interests                     8,750                    -                  -
       ------------------------------------------------ ------------------ -------------------- ------------------
                                                                7,235,823           20,050,449                  -
------------------------------------------------------- ------------------ -------------------- ------------------

Increase (decrease) in cash                                    (3,003,175)          17,202,269         (3,365,658)

Cash, beginning of year                                        19,267,489            2,065,220          5,430,878
------------------------------------------------------- ------------------ -------------------- ------------------

Cash, end of year                                       $      16,264,314   $       19,267,489  $       2,065,220
------------------------------------------------------- -- --------------- -- ----------------- -- ---------------

Cash is defined as cash and cash equivalents and joint venture cash and cash equivalents.

Supplementary information:
       Interest received, net                           $         364,569   $           20,672   $         27,380
       Warrants and stock-based compensation issued
          for mineral property consulting
          (note 6(e)), being a non-cash financing and             225,980              225,000                  -
          investing activity

------ ------------------------------------------------ ------------------ --------------------- -----------------

See accompanying notes to consolidated financial statements.

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

1.   Nature of operations:

     Adastra Minerals Inc., was incorporated under the laws of British Columbia and continued under the Business Corporations Act (Yukon) on August 11, 1995 and changed its name from America Mineral Fields Inc. to Adastra
     Minerals Inc. during the year ended October 31, 2004. The Company is a natural resource company engaged in the acquisition, exploration and development of precious and base metal mineral properties.

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


2.   Significant accounting policies:

     These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of material measurement differences under accounting principles generally accepted in the United States and practices prescribed by the Securities and Exchange Commission is provided in note 11.

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

2.   Significant accounting policies (continued):

     (a)  Basis of presentation and consolidation:

          The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions are eliminated on consolidation. The Company's 50% investment in Congo Mineral Developments Limited ("CMD") was accounted for using the proportionate consolidation method up to May 31, 2002, the effective date when the Company acquired the other 50% of CMD. Under the proportionate consolidation method, the Company recognized its 50% proportionate shares of the assets, liabilities, revenues and expenses of CMD in these consolidated financial statements. CMD has been fully consolidated from May 31, 2002 forward. Amounts included in these consolidated financial statements related to the Company's interest in the CMD joint venture are cash used in investing activities of $517,851 during the year ended October 31, 2002.

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

     (d)  Equipment:

          Equipment is stated at cost. Amortization is provided using the straight-line method at the following annual rates:

          ----------------------------------------------------
          Asset                                       Rate
          ----------------------------------------------------

          Exploration equipment                       20%
          Office equipment                            20%
          Automobiles                                 25%

          ----------------------------------------------------

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

2.   Significant accounting policies (continued):

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

          The amounts shown for mineral properties represent costs incurred to date less write-downs and recoveries from third parties, and are not intended to reflect present or future values.

          Amounts recovered from third parties to earn an interest in the Company's mineral properties are applied as a reduction of the mineral property and deferred exploration costs.

          Overhead costs directly related to exploration are allocated to the mineral properties explored during the year and are deferred and are to be amortized using the same method applied to property-specific exploration costs. All other overhead and administration costs are expensed in the year they are incurred.

          Under CICA Handbook Section 3061, "Property, Plant and Equipment", for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. Emerging Issue Committee Abstract 126, "Accounting by Mining Enterprises for Exploration Costs", ("EIC-126") states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the EIC's consensus that a mining enterprise in the development stage is not required to consider the conditions in Accounting Guideline No. 11 "Enterprises in the Development Stage" ("AcG 11") regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC's consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG 11 and CICA Handbook Section 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mining properties is required.

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

2.   Significant accounting policies (continued):

     (e)  Mineral properties (continued):

          The Company considers that its exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs. Furthermore, pursuant to EIC-126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

          The Company follows these recommendations and therefore the unproven mineral property claim costs are initially capitalized. Such assets are evaluated for impairment in accordance with the provisions of the CICA Handbook Section 3063, "Impairment of Long-Lived Assets".

     (f)  Mineral property evaluation costs:

          The Company capitalizes costs related to evaluation of specified major mineral property projects to which the Company has contractual rights, but for which acquisition, joint venture or option agreements are not yet entered into, or which it is evaluating with a view to possible acquisition. These capitalized costs will be reclassified to mineral properties when acquisition, joint venture or option agreements are entered into or the Company otherwise secures its rights to the mineral properties. On an ongoing basis, the Company evaluates each mineral property project based on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future, and the potential for recovery of the capitalized costs. If the Company is not successful in acquiring the mineral properties or in entering into joint venture or option agreements or abandons the project, the related capitalized costs are expensed.

          The amounts shown for mineral property evaluation costs represent costs incurred to date and are not intended to reflect present or future values.

     (g)  Stock-based compensation:

          The Company has a stock option plan which is described in note 6(d). Effective November 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively.

          As a result of the amendment on September 16, 2003 to the stock option plan to allow cashless exercises of options (see note 6(d)), the Company expenses all stock-based payments granted on or after November 1, 2002, using the fair value method. Existing options that were modified due to the stock option plan amendment are accounted for as if they are a new grant and are included in this expense.

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

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

     (h)  Income taxes:

          Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carryforwards, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized. At October 31, 2004, the Company's net future income tax assets are fully offset by a valuation allowance.

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

     (k)  Use of estimates:

          The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates and measurement uncertainty include assessment of any valuation impairment of the mineral properties and projects and the determination of the existence and carrying value of future income tax assets and liabilities and the related valuation allowance. Actual results could differ from those estimates.

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

3.   Equipment:

        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------
                                                                                 Accumulated            Net book
        2004                                                      Cost          amortization               value
        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------

        Exploration equipment                       $           41,935    $          41,935   $                -
        Office equipment                                       346,200              261,591               84,609
        Automobiles                                            203,989              203,989                    -
        ------------------------------------------- --- ---------------- --- ---------------- --- ----------------

                                                    $          592,124    $         507,515   $           84,609
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


4.   Mineral properties:

     Amounts deferred in respect of mineral properties consist of the following:

       ----------------------------------- ------------------ ------------------- ----------------- --------------
       2004                                     DRC Kolwezi              Angola    Zambia Solwezi          Total
       ----------------------------------- ------------------ ------------------- ----------------- --------------

       Deferred, net, October 31, 2003       $    1,763,808       $     719,595              $  1   $  2,483,404

       Capital equipment                              4,718                   -                 -          4,718
       Consulting                                 1,830,284               6,233                 -      1,836,517
       Engineering                                        -                   -                 -              -
       Exploration office and accounting            297,411              37,309                 -        334,720
       Geology                                      172,071                   -                 -        172,071
       Interest received                            (43,142)                  -                 -        (43,142)
       Legal                                        628,422             137,222                 -        765,644
       Other                                              -                   -                 -              -
       Salaries                                     853,780             136,674                 -        990,454
       Site management                                8,777                   -                 -          8,777
       Tailings Exploitation Rights               5,000,000                   -                 -      5,000,000
       Travel                                       491,472              84,990                 -        576,462
       ----------------------------------- ------------------ ------------------- ----------------- --------------
                                                  9,243,793             402,428                 -      9,646,221
       ----------------------------------- ------------------ ------------------- ----------------- --------------

       Balance, October 31, 2004              $  11,007,601        $  1,122,023              $  1   $  12,129,625
       ----------------------------------- ------------------ ------------------- ----------------- --------------

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

4.      Mineral properties (continued):

       ----------------------------------- ------------------ ------------------- ----------------- --------------
       2003                                     DRC Kolwezi              Angola    Zambia Solwezi          Total
       ----------------------------------- ------------------ ------------------- ----------------- --------------

       Deferred, net, October 31, 2002        $     196,687          $  402,738              $  1    $   599,426

       Capital equipment                             26,347               1,084                 -         27,431
       Consulting                                   457,820              40,413                 -        498,233
       Engineering                                   12,091                   -                 -         12,091
       Exploration office and accounting            112,554              18,979                 -        131,533
       Geology                                       27,452              23,573                 -         51,025
       Interest received                             (3,084)                  -                 -         (3,084)
       Legal                                        435,832              72,534                 -        508,366
       Other                                          3,097                 659                 -          3,756
       Salaries                                     364,217              32,644                 -        396,861
       Site management                               31,802              42,864                 -         74,666
       Travel                                        98,993              84,107                 -        183,100
       ----------------------------------- ------------------ ------------------- ----------------- --------------
                                                  1,567,121             316,857                 -      1,883,978
       ----------------------------------- ------------------ ------------------- ----------------- --------------

       Balance, October 31, 2003               $  1,763,808          $  719,595              $  1   $  2,483,404
       ----------------------------------- ------------------ ------------------- ----------------- --------------


       ----------------------------------- ------------------ ------------------- ----------------- --------------
       2002                                     DRC Kolwezi              Angola    Zambia Solwezi          Total
       ----------------------------------- ------------------ ------------------- ----------------- --------------

       Deferred, October 31, 2001              $  6,847,644          $  100,251      $  1,824,128   $  8,772,023

       Capital equipment                             30,770                   -                 -         30,770
       Consulting                                    86,866              62,358                 -        149,224
       Engineering                                  144,094                   -                 -        144,094
       Exploration office and accounting             89,493              67,333                 -        156,826
       Geology                                       21,379                   -                 -         21,379
       Interest received                            (37,319)                  -                 -        (37,319)
       Legal                                        343,640              84,968                 -        428,608
       Other                                         14,803               1,492                 -         16,295
       Salaries                                     529,262              17,096                 -        546,358
       Site management                               73,722                   -                 -         73,722
       Travel                                        52,333              69,240                 -        121,573
       ----------------------------------- ------------------ ------------------- ----------------- --------------
                                                  1,349,043             302,487                 -      1,651,530

       Write-off of mineral properties                    -                   -        (1,824,127)    (1,824,127)
       ----------------------------------- ------------------ ------------------- ----------------- --------------

       Deferred, October 31, 2002                 8,196,687             402,738                 1      8,599,426

       Deferred gain on contribution to
          joint venture                          (8,000,000)                  -                 -     (8,000,000)
       ----------------------------------- ------------------ ------------------- ----------------- --------------

       Balance, net, October 31, 2002         $     196,687          $  402,738   $             1   $     599,426
       ----------------------------------- ------------------ ------------------- ----------------- --------------

     (a)  Democratic Republic of Congo:

          Since October 1998, CMD has signed and/or initialled various agreements with La Generale des Carrieres et des Mines ("Gecamines") and/or the Government of the Democratic Republic of Congo ("GDRC"), governing the terms of the Kolwezi Tailings Project (the "Project"). In March 2004, CMD, GDRC and Gecamines signed a Contract of Association (the "CoA") governing the Project and the ownership and management of Kingamyambo Musonol Tailings S.A.R.L. ("KMT"), the company incorporated earlier that month in the Democratic Republic of Congo to own the mining title to the tailings and develop the Project.

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

4.   Mineral properties (continued):

     (a)  Democratic Republic of Congo (continued):

          The CoA recognizes the framework agreement entered into by the Company in February 2003 for the International Finance Corporation ("IFC") and the Industrial Development Corporation of South Africa Limited ("IDC") to participate in the Project. Under the framework agreement, each of IFC and IDC has an option to acquire from the Company up to 10% of the Project on a farm-in basis. The price of the farm-in will be related to the accumulated expenditures of the Company and its affiliate up to the time of the exercise of the option. If one of IFC or IDC does not exercise its option, the other will have a right of first refusal over that option. In November 2004, the IDC informed the Company that, subject to certain conditions, including receiving exchange control permissions from the South African Reserve Bank it would be exercising in full its option to acquire 10% of KMT.

          In accordance with the CoA, the Tailings Exploitation Rights to the Project have been transferred to KMT. CMD owns 82.5% of KMT (which will reduce to 72.5% if the IDC completes the exercise of its option as mentioned above, and would reduce to 62.5% if in addition the IFC also exercises its option in full), and Gecamines and GDRC own 12.5% and 5.0% respectively. Under the CoA, KMT is to pay Gecamines a total of $15,000,000 as consideration for the Tailings Exploitation Rights ("TER"): $5,000,000 was paid following the transfer to KMT of the TER on May 27, 2004, and $10,000,000 will be paid following the completion of all financing arrangements for the Project. The $15,000,000 is to be provided to KMT by CMD and/or IFC and IDC (or other participating parties) based on their pro rata ownership of the Project excluding Gecamines and GDRC's percentage ownership. Gecamines is to receive an annual dividend of the greater of its ordinary dividend and 2.5% of free cash flow (as defined) for each year from start-up until senior debt and subordinated loans have been fully reimbursed. Thereafter, Gecamines will be entitled to an annual dividend based on 10% of the average price realized for cobalt sold in a year in excess of $10.00 per pound (adjusted for inflation) in addition to any ordinary dividend received by Gecamines, providing that ordinary dividends are paid in such year.

          CMD and the participating parties are to complete feasibility studies, carry out an environmental impact study, draw up an environmental management plan and obtain commitments for financing the Project by November 27, 2007 (a time period of three years and six months from transfer date of the mining rights).

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

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

4.   Mineral properties (continued):

     (b)  Angola (continued):

          During the year ended October 31, 2002, IDAS entered into a Heads of Agreement with Endiama and Twins Ltd. ("Twins"), a company representing private sector Angolan interests. The Heads of Agreement governed the ownership structure relating to the two licences in Angola and the obligations of the parties. The parties agreed to the formation of a new company (later agreed to be called "Luminas") which would exercise the mining rights. The financing of the project was to be undertaken by IDAS. IDAS was to own 51% of the share capital of Luminas for the period of time that any loans to Luminas by IDAS remained outstanding. Endiama was to own 38% and Twins 11%. Once the loans had been repaid in full, IDAS was to own 49%, Endiama 38% and Twins 13%. IDAS also verbally agreed, and subsequently completed formal drafting of, arrangements with Twins to ensure IDAS' continued voting control of Luminas. The Heads of Agreement and a subsequent agreement entered into by the parties set out the repayment terms of the loans from cash flows and called for a minimum investment of $1,500,000 by IDAS for each of the two licences. IDAS was to pay 10% of its dividends to Endiama during the first eighteen months of production. The board of directors of Luminas was to be comprised of five members of whom three were to be nominated by IDAS. However, IDAS was unable to progress matters further, and in September 2004 Endiama made it clear that it had repudiated its contractual obligations.
          Consequently, the Company announced that it would be seeking legal redress. Filing of the suit in the United States has, however, been temporarily postponed pending the outcome of representations at senior government levels.

          IDAS is obliged to pay a net profits interest equal to 20% of the profits, to a maximum of $56,000,000, resulting from IDAS' share of income from operations of the Angola mineral properties. Profits means the actual and distributable proceeds received by IDAS from the properties, and will be calculated based on international generally accepted accounting principles.

     (c)  Zambia:

          The Company held a prospecting licence, which covered approximately 950 km2 in the Solwezi District in the Republic of Zambia. The prospecting licence was renewed for a period of two years commencing on January 29, 2002. As indicated in note 2(e), it is the Company's policy to provide against capitalized mineral property costs where there is little prospect of future work on a property within a three year period unless there is persuasive evidence that an impairment allowance is not required. Accordingly, the Company incurred a write down of the property of $1,824,127 to $1 during the year ended October 31, 2002 as it had not incurred any significant expenditures on the property since early in its 2000 fiscal year. The licence expired on January 28, 2004, and the Company has applied to extend the licence in respect of approximately 441 km2. As at the date of these consolidated financial statements, the Company has not received confirmation of the extension.

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

5.   Mineral property evaluation costs:

     Amounts deferred in respect of mineral property evaluation costs consist of the following:

     Democratic Republic of Congo - Kipushi evaluation costs:

        -----------------------------------------------------------------------------------------------------------
                                                                      2004                 2003             2002
        ----------------------------------------------- -- ----------------- -- ----------------- -- --------------

        Balance, beginning of year                      $        4,331,137   $        4,269,478   $    4,159,507

             Capital equipment                                         503                    -                -
             Consulting                                                  -                    -            1,155
             Exploration office and accounting                      11,896               15,273           17,540
             Legal                                                  12,086               43,689           38,831
             Salaries                                               40,055               41,689           47,419
             Travel                                                  1,449               11,008            5,026
             ------------------------------------------ -- ----------------- -- ----------------- -- -------------
                                                                    65,989              111,659          109,971

        Contribution from joint venture partner                          -              (50,000)               -
        ----------------------------------------------- -- ----------------- -- ----------------- -- -------------

        Balance, end of year                            $        4,397,126   $        4,331,137   $    4,269,478
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

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

5.   Mineral property evaluation costs (continued):

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

     On January 30, 2002, the Company signed, and in November 2004 amended, a joint venture agreement with Kumba whereby Kumba can earn up to 50% of the Company's interest in the Kipushi Project by incurring $3,500,000 of expenditures on the Project, including the conducting of feasibility studies. Kumba is not obliged to conduct the feasibility studies until commercial agreements for the rehabilitation and resumption of the Kipushi Mine have been entered into between the Company, Kumba and Gecamines, security of tenure is achieved via an agreement with Gecamines, and Governmental approval is received. During 2003, Kumba deposited a further $100,000 into the joint venture account to meet expenditures incurred towards achieving such an agreement. Kumba will be required to fund the $3,500,000 of expenditures, less already recognized expenditures of $300,000 by Kumba, over a 28 month period commencing with the completion of these items, which must be no later than March 31, 2005, otherwise the agreement will terminate.

6.   Share capital:

     (a)  Authorized:

          Unlimited common shares without par value.

     (b)  Issued:

             ----------------------------------------------------------- -- ----------------- -- -----------------
                                                                                     Number
                                                                                  of shares               Amount
             ----------------------------------------------------------- -- ----------------- -- -----------------

             Balance, October 31, 2001                                           32,197,355   $       39,243,378

             Shares released from escrow and returned to treasury                   (64,535)                   -
             ----------------------------------------------------------- -- ----------------- -- -----------------

             Balance, October 31, 2002                                           32,132,820           39,243,378

             For private placement, net of issuance costs (i)                     4,000,000            1,187,892
             For prospectus, net of issuance costs (ii)                          25,212,000           18,470,503
             For warrants exercised (i)                                             700,000              392,054
             ----------------------------------------------------------- -- ----------------- -- -----------------

             Balance, October 31, 2003                                           62,044,820           59,293,827

             For warrants exercised (i)                                           3,300,000            1,877,480
             For broker warrants exercised (ii)                                   1,260,600            1,049,512
             For private placement, net of issuance costs (iii)                   3,500,000            4,192,635
             For options exercised conventionally (note 6(d))                       225,000              256,161
             For options exercised cashlessly (note 6(d))                           405,505              399,896
             ----------------------------------------------------------- -- ----------------- -- -----------------

             Balance, October 31, 2004                                           70,735,925   $       67,069,511
             ----------------------------------------------------------- -- ----------------- -- -----------------

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

6.   Share capital (continued):

     (b)  Issued (continued):

          (i) In May 2003, the Company completed the placement of 4,000,000 units at a price of CDN$0.45 each, for gross proceeds of CDN$1,800,000. A cash finder's fee of 5% of the financing was paid. Each unit comprised one common share and a warrant to purchase one additional common share at a price of CDN$0.75 each. The warrants were to expire after five years, but were subject to an accelerated expiry period of 45 days, should the Company's shares trade for 20 consecutive trading days commencing after November 21, 2003 at a weighted average trading price of CDN$1.10 or more. This was triggered in December 2003, with the accelerated expiry date being February 2, 2004. 700,000 of these warrants were exercised in September 2003, for proceeds of CDN$525,000; and the remaining 3,300,000 were exercised during the year ended October 31, 2004 prior to the accelerated expiry date for proceeds of CDN$2,475,000.

          (ii) In September 2003, the Company completed a prospectus offering of 25,212,000 common shares of the Company at a price of CDN$1.10 per common share (or (pound)0.50 per common share in the United Kingdom and other European jurisdictions) and applied for all the existing and to be issued common shares of the Company to be admitted to the Alternative Investment Market ("AIM") of the London Stock Exchange plc. The prospectus closed for net proceeds to the Company of $18,470,503. As part of the prospectus, the Company issued broker warrants to purchase an additional 1,260,600 common shares at a price of CDN$1.10 per common share exercisable until September 25, 2004. All of these broker warrants were exercised during the year ended October 31, 2004.

          (iii)In January 2004, the Company completed a private placement of 3,500,000 common shares at a price of CDN$1.60 per share, for gross proceeds of CDN$5,600,000.

     (c)  Share purchase warrants:

             ------------ ----------- ------------ ------------ ------------ ----------- -------------------------
                Balance,                                           Balance,  Exercise
             October 31,                                        October 31,  price $CDN
                    2003      Issued      Expired    Exercised         2004                           Expiry date
             ------------ ----------- ------------ ------------ ------------ ----------- -------------------------

              3,550,000           -   (3,550,000)           -            -     CDN$3.50        October 4, 2004 or
                                                                                               earlier in certain
                                                                                                    circumstances
              3,300,000           -            -   (3,300,000)           -     CDN$0.75          February 2, 2004
              1,260,600           -            -   (1,260,600)           -     CDN$1.10        September 25, 2004
              1,647,836      31,820            -            -    1,679,656     CDN$0.75         February 12, 2008
             ------------ ----------- ------------ ------------ ------------ ----------- -------------------------

              9,758,436      31,820   (3,550,000)  (4,560,600)   1,679,656
             ------------ ----------- ------------ ------------ ------------ ----------- -------------------------

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

6.   Share capital (continued):

     (c)  Share purchase warrants (continued):

             ------------- ---------------- ------------- -------------- ------------- ----------------------------
                 Balance,                                      Balance,
              October 31,                                   October 31,      Exercise
                     2002           Issued     Exercised           2003    price $CDN                  Expiry date
             ------------- ---------------- ------------- -------------- ------------- ----------------------------

               3,550,000                -             -      3,550,000       CDN$3.50   October 4, 2004 or earlier
                                                                                          in certain circumstances
                       -        4,000,000      (700,000)     3,300,000       CDN$0.75             February 2, 2004
                       -        1,260,600             -      1,260,600       CDN$1.10           September 25, 2004
                       -        1,647,836             -      1,647,836       CDN$0.75            February 12, 2008
             ------------- ---------------- ------------- -------------- ------------- ----------------------------

               3,550,000         6,908,436     (700,000)     9,758,436
             ------------- ---------------- ------------- -------------- ------------- ----------------------------


          During the year ended October 31, 2003, the Company granted each of the IFC and the IDC (see note 4(a)) a warrant to purchase 823,918 common shares of the Company at a price of CDN$0.75 per share at any time between February 12, 2004 and February 12, 2008. The number of shares that may be purchased under each of the warrants has to date increased by 15,910 each as a result of share purchase entitlements existing at February 12, 2003 that have since been exercised, and each may be increased further by a maximum 25,026 shares assuming all share purchase entitlements existing at February 12, 2003 that currently remain outstanding are exercised in full.

          Warrants to purchase 329,567 shares for each of IFC and IDC vested on signing the agreement and a further 258,313 warrants vested for each during the year ended October 31, 2004. The remaining warrants vest in one tranche upon reaching a certain milestone in the Kolwezi Tailings Project. The fair value of the warrants is being recorded upon vesting using the Black-Scholes option pricing model. The warrants vested during the year ended October 31, 2003 had an estimated value of $225,000 assuming an expected life of 5 years, volatility of 136%, no dividend yield, and a risk free interest rate of 4.23%. The warrants vested during the year ended October 31, 2004 have an estimated value of $197,313 assuming an expected life of 3.83 years, volatility of 130%, no dividend yield, and a risk free interest rate of 2.28%. These fair value amounts are included in consulting costs deferred in mineral properties and in contributed surplus.

     (d)  Share options:

          On January  12,  1998 the  Company  adopted a stock  option  plan (the
          "Plan"), which was subsequently amended on April 29, 1999, on September 16, 2003, and on April 28, 2004. Under the Plan, the Board has sole discretion to award up to 13,100,000 options to directors and employees.

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

6.   Share capital (continued):

     (d)  Share options (continued):

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

          Effective September 16, 2003, the Plan was amended to allow a cashless exercise of the options. Under this amendment, an option holder, rather than exercise options which he or she is entitled to exercise, may elect to terminate any such options, in whole or in part, and, in lieu of receiving shares to which the terminated options relate (the "Designated Shares"), receive that number of shares, which, when multiplied by the weighted average trading price of the shares on the Toronto Stock Exchange during the five trading days immediately preceding the day of termination (the "Fair Value" per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.


          The Plan terminates on March 19, 2007. However, the Board may terminate the Plan prior to this date providing that the termination does not alter the terms or conditions of any option granted prior to the termination.

          Details of options granted are as follows:

            --------------------------------------------- ---------------------- ---------- ----------------------
                                                                        Number                   Weighted average
                                                                    of options                       price (CDN$)
            --------------------------------------------- ---------------------- ---------- ----------------------

            Balance, October 31, 2002                                2,270,000                           $  0.98
               Granted                                                 886,000                              0.89
               Cancelled / expired                                    (225,000)                            (2.29)
            --------------------------------------------- ---------------------- ---------- ----------------------

            Balance, October 31, 2003                                2,931,000                              0.85
               Granted                                               4,335,000                              1.74
               Exercised                                            (1,065,000)                             0.98
               Cancelled / expired                                     (75,000)                             1.63
            --------------------------------------------- ---------------------- ---------- ----------------------

            Balance, October 31, 2004                                6,126,000                              1.46
            --------------------------------------------- ---------------------- ---------- ----------------------

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

6.   Share capital (continued):

     (d)  Share options (continued):

          The following table summarizes information about the stock options outstanding at October 31, 2004:

            ------------------------- ------------------------- ------------------------- -------------------------
                                                                        Weighted average          Weighted average
            Exercise price (CDN$)                       Number            remaining life     exercise price (CDN$)
            ------------------------- ------------------------- ------------------------- -------------------------

            $0.60                                      940,000                0.95 years                   $  0.60
            $0.75                                      586,000                3.47 years                      0.75
            $1.21                                      275,000                3.93 years                      1.21
            $1.40                                       30,000                4.22 years                      1.40
            $1.50                                      610,000                4.06 years                      1.50
            $1.60                                      250,000                4.95 years                      1.60
            $1.80                                    3,435,000                4.49 years                      1.80
            ------------------------- ------------------------- ------------------------- -------------------------

                                                     6,126,000                3.80 years                   $  1.46
            ------------------------- ------------------------- ------------------------- -------------------------


          As at October 31, 2004, 3,961,000 options were vested with a weighted average exercise price of CDN$1.30. Options vest at various dates over their period of grant.

          In November 2003, a total of 40,000 options were exercised using the cashless exercise arrangement, resulting in the issuing of a total of 20,991 shares. In addition, a total of 115,000 options were exercised in the conventional manner for total proceeds of CDN$69,000.

          On November 24, 2003, the Company granted 610,000 options exercisable at CDN$1.50 per share expiring on November 23, 2008. A total of 430,000 options vested immediately on granting. The remaining 180,000 options vested on November 24, 2004.

          On January 21, 2004, the Company granted 40,000 options exercisable at CDN$1.40 per share expiring on January 20, 2009. 20,000 options vested immediately and the balance will vest on January 21, 2005.

          In April 2004, a total of 110,000 options were exercised in the conventional manner for total proceeds of CDN$74,000. In addition, a total of 800,000 options were exercised using the cashless exercise arrangement, resulting in the issuing of a total of 384,514 shares. On April 30, 2004, the Company granted 3,435,000 options exercisable at CDN$1.80 per share expiring on April 29, 2009. A total of 1,717,500 vested immediately, and the balance will vest on April 30, 2005.

          On October 13, 2004, the Company granted 250,000 options exercisable at CDN$1.60 per share expiring on October 12, 2009. A total of 45,000 options have vested, and the remaining 205,000 vest on achieving various milestones related to the Kolwezi Tailings Project.

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

6.   Share capital (continued):

     (d)  Share options (continued):

          The stock-based compensation reflected in the financial statements was calculated using the Black-Scholes option pricing model assuming risk free interest rates ranging from 2.23% to 3.44% (2003 - 2.23% to 2.86%), a dividend yield of nil, an expected volatility ranging from 105% to 133% (2003 - 116% to 140%), and expected lives of stock options ranging from three years to three and a half years (2003 - six months to three and a half years). The fair value of options existing as at September 16, 2003, the date of the amendment to the option plan to allow a cashless exercise, has been included in stock-based compensation as, for accounting purposes, these options are accounted for as new grants.

     (e)  Contributed surplus:

             -----------------------------------------------------------------------------------------------------

             Granting of IFC and IDC warrants (note 6(c))                                 $              225,000
             Stock-based compensation (note 6(d))                                                      1,870,310
             ------------------------------------------------------- --- ---------------- --- --------------------

             Balance, October 31, 2003                                                                 2,095,310

             Granting of IFC and IDC warrants (note 6(c))                                                197,313
             Stock-based compensation (note 6(d))                                                      3,004,106
             Stock-based compensation included in consulting costs
               deferred in mineral properties                                                             28,667
             Transferred to share capital on exercise of stock
               options for cash                                                                         (148,715)
             Transferred to share capital on cashless exercise of
               stock options                                                                            (399,896)
             ------------------------------------------------------- --- ---------------- --- --------------------

             Balance, October 31, 2004                                                    $            4,776,785
             ------------------------------------------------------- --- ---------------- --- --------------------

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

7.   Income taxes:

     Substantially all of the difference between the actual income tax expense (recovery) of nil and the expected statutory corporate income tax recovery relates to losses not recognized.

     The tax effect of the significant temporary differences that would comprise future tax assets and liabilities at October 31, 2004 is estimated as follows:

       -------------------------------------------------------------------------
       Future income tax assets:
            Non-capital loss carry forwards                      $  805,000
            Capital losses                                          384,000
            Deferred mineral property expenditures                7,306,000
            Property, plant and equipment                           137,000
            Share issue costs                                       220,000

       -------------------------------------------------------------------------

        Total gross future income tax asset, before valuation     8,852,000
        allowance
        Valuation allowance                                      (8,852,000)
       -------------------------------------------------------------------------
        Net future income tax assets                             $        -
       -------------------------------------------------------------------------

     The Company has non-capital losses carried forward in Canada of approximately $1.9 million, which are available to reduce future years' income for income tax purposes and expire in 2014, and capital losses of $2.0 million which are available indefinitely but can only be utilized against capital gains.

     In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The amount of the future tax asset considered realizable could change materially in the near term based on future taxable income during the carryforward period.

8.   Related party transactions:

     During the year ended October 31, 2004, the Company has paid or accrued an aggregate of $160,206 (2003 - $90,621; 2002 - $99,958) for legal services to law firms in which a director of the Company was a partner during the year. In addition, the Company has paid $3,000 (2003 - nil; 2002 - nil) for consulting services to a non-executive director and has accrued $5,000 (2003 - nil; 2002 - nil) for consulting services to a company in which a director has an interest.

     During the year ended October 31, 2002, the Company completed the sale of the Santo Inacio mineral property to a then significant shareholder for proceeds of $9,000 and a reimbursement of $4,316 of costs associated with the sale.

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

9.   Segmented information:

     The Company's operations are primarily directed towards the acquisition, exploration and development of mineral resource properties and represent a single reportable segment. All material revenue of the Company are attributable to the corporate head office. Property, plant and equipment, which includes mineral properties and mineral property evaluation costs, by geographic area are as follows:

       -------------------------------------------------------------------------
                                                 2004                   2003
       -------------------------------------------------------------------------

        Democratic Republic of Congo   $   15,448,141           $  6,103,447
        Angola                              1,122,023                719,595
        Zambia                                      1                      1
        United Kingdom                         41,195                 17,207
       -------------------------------------------------------------------------

                                       $   16,611,360           $  6,840,250
       -------------------------------------------------------------------------


10.  Commitments and contingencies:

     In addition to commitments and contingencies disclosed elsewhere in these consolidated financial statements, the Company is subject to the following items:

     (a)  Commitments:

          The Company is committed to payments under a number of operating leases for various office premises and other accommodation through to March 2008. The following table lists as of October 31, 2004 information with respect to the operating leases:

       -------------------------------------------------------------------------
             2005                                 $          163,000
             2006                                            130,000
             2007                                             95,000
             2008                                             31,000

       -------------------------------------------------------------------------
                                                  $          419,000
       -------------------------------------------------------------------------

          The Company may be required to reimburse external and out of pocket costs of IFC and IDC if they do not exercise their options due to certain circumstances. The repayment would be in the form of cash or shares of the Company, at the Company's discretion.

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

10.  Commitments and contingencies (continued):

     (b)  Contingency:

          The Company agreed when it acquired IDAS (note 4(b)) to assume certain liabilities claimed by the former IDAS shareholders, subject to their verification by audit, agreement or arbitration. Certain of the Company's shares were issued to the former IDAS shareholders, as an advance payment on such debt and put in escrow, pending the outcome of the audit, agreement or arbitration. Although the Company issued shares as payment for part of this debt, the Company has disputed a significant portion of the amount claimed as owing to the former IDAS shareholders.

          As at October 31, 2004, 13,078 shares of the Company issued to settle this debt are held in escrow (2003 - 13,078) and the Company has not accrued in these financial statements for debts claimed by the former IDAS shareholders, aggregating approximately $246,000 (2003 - $246,000) as the Company has not been able to verify the debts.

11. Reconciliation to United States generally accepted accounting principles ("US GAAP"):

     These financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). A reconciliation of material measurement differences under US GAAP or from practices prescribed by the Securities and Exchange Commission ("SEC") follows:

     (a)  Stock-based compensation:

          For Canadian GAAP, effective November 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively. As a result of the amendment on September 16, 2003 to the stock option plan to allow a cashless exercise of options (see note 6(d)), the Company expenses all stock-based payments granted on or after November 1, 2002, using the fair value method. As a result of applying this method, the Company has recorded stock-based compensation expense under Canadian GAAP of $3,004,106 for the year ended October 31, 2004 (2003 - $1,870,310; 2002 - nil).

          For US GAAP, the Company accounts for stock-based compensation provided to employees by the intrinsic value method and to non-employees by the fair value method. Pursuant to the Financial Accounting Standards Board EITF 00-23, Issue 31, options to employees granted or modified after January 18, 2001, including those having the cashless exercise feature, are accounted for as variable options as the exercise price of the options is denominated in a currency (CDN$) other than the currency of the primary economic environment of either the employer or employee. This comprises all options the Company has outstanding at October 31, 2004. The effect of variable option accounting is that compensation expense is recorded in each period for these options to the extent that the market price of the Company's shares as at each period end exceeds the exercise price, with changes in value recognized in the determination of income. The stock-based compensation expense in respect of variable options under US GAAP, for the year ended October 31, 2004, would be $138,409 (2003 - $828,220).
          As the market price at October 31, 2002 was not greater than the exercise price of these options, the compensation expense for the year ended October 31, 2002 for these options is nil for US GAAP purposes.

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

11. Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

     (a)  Stock-based compensation (continued):

          Stock options granted to non-employees for services rendered to the Company have been accounted for under US GAAP commencing with the Company's 1997 fiscal year based on the fair value of the stock options granted and are measured and recognized as the services are provided and the options are earned. This method is consistent with the method used by the Company under Canadian GAAP commencing November 1, 2002. The additional stock-based compensation expense in respect of stock options to non-employees under US GAAP, based upon the fair value of the options using an option pricing model, was nil for the year ended October 31, 2002 and was a cumulative amount of $205,553 from the year of adoption of FAS 123 to October 31, 2002.

          The differences between the application of the fair value method for Canadian GAAP and the intrinsic value and fair value methods, as appropriate, for US GAAP would result in a reduction in stock-based compensation expense of $2,865,697 for the year ended October 31, 2004 (2003 - $1,042,090 reduction; 2002 - no change), and a cumulative reduction of $3,702,234 as at October 31, 2004 (2003 - $836,537
          reduction).

          With respect to escrowed shares, US GAAP generally considers escrowed shares releasable based on individual or corporate performance to be a compensatory arrangement between the Company and an officer, employee or director who is the holder of the shares. Accordingly, the difference between the market value of escrowed shares at the time the shares are eligible for release from escrow and the issue price of the shares is recognized and charged to operations as compensation expense in the period the escrowed shares are eligible for release from escrow. 375,000 common shares of the Company in escrow at October 31, 1997 became eligible for release during fiscal 1997 and, therefore, their fair value of $1,593,989 was charged to operations for US GAAP purposes in 1997. No charge was made or required under Canadian GAAP.

     (b)  Proportionate consolidation:

          US GAAP requires that investments in joint ventures be accounted for under the equity method. As the Company's investment in the CMD joint venture was accounted for using the proportionate consolidation method, a difference would exist in the classification or display that would result from applying the equity method until May 31, 2002 (see note 2(a)). However, rules prescribed by the SEC permit the Company, in the reconciliation to US GAAP, to omit differences in classification or display that result from using proportionate consolidation as the joint venture is an operating entity, and the significant financial operating policies are jointly controlled by all parties having an equity interest in the joint venture. The SEC has prescribed the disclosure of certain information with respect to the joint venture. This information is set out in note 2(a).

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

11. Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

     (c) Impairment of long-lived assets and long-lived assets to be disposed of:

          US GAAP requires that the carrying value of long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff have interpreted US GAAP to require that mineral property evaluation, exploration and land use costs be expensed as incurred until commercially mineable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for US GAAP purposes, the Company has expensed all mineral property exploration costs, land use costs and mineral property evaluation costs as incurred.

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

     (e)  Reconciliation:

          The effect of the measurement differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets, statements of operations and cash flows is summarized as follows:

          (i)  Assets:

                   ----------------------------------------------------- -- ----------------- -- ----------------
                                                                                       2004                2003
                   ----------------------------------------------------- -- ----------------- -- ----------------

                   Assets, under Canadian GAAP                           $       33,278,894   $      26,396,636
                   Adjustment for mineral properties and mineral
                     property evaluation costs                                  (16,526,751)         (6,814,540)
                   ----------------------------------------------------- -- ----------------- -- ----------------

                   Assets, under US GAAP                                 $       16,752,143   $      19,582,096
                   ----------------------------------------------------- -- ----------------- -- ----------------

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

11. Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

     (e)  Reconciliation (continued):

          (ii) Share capital and contributed surplus:


                   ---------------------------------------------------- --- ----------------- -- -----------------
                                                                                       2004                 2003
                   ---------------------------------------------------- --- ----------------- -- -----------------

                   Share capital and contributed surplus, under
                     Canadian GAAP                                      $        71,846,296   $       61,389,137
                   Adjustment for stock-based compensation (a)                   (3,702,234)            (836,537)
                   Adjustment for escrow shares (a)                               1,593,989            1,593,989
                   ---------------------------------------------------- --- ----------------- -- -----------------

                   Share capital and contributed surplus, under
                     US GAAP                                            $        69,738,051   $       62,146,589
                   ---------------------------------------------------- --- ----------------- -- -----------------

          (iii) Deficit:

                   ---------------------------------------------------- --- ---------------- --- -----------------
                                                                                      2004                  2003
                   ---------------------------------------------------- --- ---------------- --- -----------------

                   Deficit, under Canadian GAAP                         $      (40,129,840)  $       (35,919,667)
                   Adjustment for stock-based compensation (a)                   3,702,234               836,537
                   Adjustment for escrow shares (a)                             (1,593,989)           (1,593,989)
                   Adjustment for mineral properties and mineral
                     property evaluation costs (c)                             (16,526,751)           (6,814,540)
                   ---------------------------------------------------- -- ---------------- --- ------------------

                   Deficit, under US GAAP                               $     (54,548,346)  $        (43,491,659)
                   ---------------------------------------------------- -- ---------------- --- ------------------


               (iv) Loss and loss per share for the year:

                   ------------------------------------- ---------------------------------------------------------
                                                                         Years ended October 31,
                                                         ---------------------------------------------------------
                                                                   2004               2003                  2002
                   ------------------------------------- --- ------------ --- -------------- --- -----------------

                   Loss for the year, under Canadian     $   (4,210,173)  $     (3,538,579)  $        (3,533,074)
                   GAAP
                   Adjustment for stock-based
                     compensation (a)                         2,865,697          1,042,090                     -
                   Adjustment for mineral properties
                     and mineral property evaluation         (9,712,210)        (1,945,637)            1,214,982
                     costs (c)
                   ------------------------------------- --- ------------- -- -------------- --- -----------------

                   Loss for the year, under US GAAP      $  (11,056,686)  $     (4,442,126)  $        (2,318,092)
                   ------------------------------------- --- ------------- -- -------------- --- -----------------

                   Basic and diluted loss per share,
                     under US GAAP                             $  (0.16)          $  (0.12)             $  (0.07)
                   ------------------------------------- --- ------------- -- -------------- --- -----------------

                   Weighted average number of common
                     shares outstanding                      68,690,978         37,116,816            32,119,742
                   ------------------------------------- --- ------------- -- -------------- --- -----------------

ADASTRA MINERALS INC.
(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements
(Expressed in United States dollars)

Years ended October 31, 2004, 2003 and 2002

--------------------------------------------------------------------------------

11. Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

     (e)  Reconciliation (continued):

          (v)  Cash used in operating activities:

                   ------------------------------------- ---------------------------------------------------------
                                                                         Years ended October 31,
                                                         -- --------------- -- -------------- -------- -----------
                                                                     2004              2003                 2002
                   ------------------------------------- --- ------------- --- -------------- --- ----------------

                   Cash used in operating activities,
                     under Canadian GAAP                 $      (679,330)  $       (1,130,707)$       (1,900,274)
                   Mineral properties and mineral
                     property evaluation costs (c)            (9,481,009)          (1,707,093)        (1,470,830)
                   ------------------------------------- --- ------------- --- -------------- --- ----------------

                   Cash used in operating activities,
                     under US GAAP                       $   (10,160,339)  $       (2,837,800)$       (3,371,104)
                   ------------------------------------- --- ------------- --- -------------- --- ----------------


          (vi) Cash used in investing activities:

                   ------------------------------------- ---------------------------------------------------------
                                                                         Years ended October 31,
                                                         --- ------------- --- -------------- --- ----------------
                                                                    2004               2003                 2002
                   ------------------------------------- --- ------------- --- -------------- --- ----------------

                   Cash used in investing activities,
                     under Canadian GAAP                 $    (9,559,668)  $     (1,717,473)  $       (1,465,384)
                   Mineral properties and mineral
                     property evaluation costs (c)             9,481,009          1,707,093            1,470,830
                   ------------------------------------- --- ------------- --- -------------- --- ----------------

                   Cash provided by (used in)
                     investing activities, under US      $       (78,659)  $        (10,380)  $            5,446
                     GAAP
                   ------------------------------------- --- ------------- --- -------------- --- ----------------


                                  Exhibit Index

Exhibit
1.1(1) Memorandum and Articles of Incorporation dated November 16, 1979

1.2(1) Amended Memorandum and Articles of Incorporation dated August 2, 1983

1.3(1) Amended Memorandum and Articles of Incorporation dated March 11, 1987

1.4(1) Amended Memorandum and Articles of Incorporation dated June 29, 1993

1.5(1) Amended Memorandum and Articles of Incorporation dated August 8, 1995

1.6(1) Articles of Continuation and By-Laws dated August 11, 1995

1.7  Certificate of Amendment and Articles of Amendment dated May 11, 2004

4.1(2)  Framework   Agreement  between  Gecamines  and  America  Mineral  Fields
     International Limited relating to the Rehabilitation of the Kipushi Mine Facilities - April 1996

4.2(2) Subscription and Joint Venture  Agreement  between America Mineral Fields
     Inc.., America Mineral Fields International Limited, AMF Holdings Ltd., Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project - June 1998

4.3(2) Mining Industry  Project  Agreement  (Convention)  between the Democratic
     Republic of Congo, La Generale des Carrieres et des Mines ("Gecamines") and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project
     - November 1998

4.4(2) Contract of  Association  between La Generale des  Carrieres et des Mines
     ("Gecamines") and Congo Mineral Developments Limited relating to the transfer of ownership of the Kolwezi Tailings Project - October 1998

4.5(2)  Option  Agreement  between  Zinc  Corporation  of South  Africa  Limited
     ("Zincor") and America Mineral Fields International Limited related to the grant of an option to Zincor to earn an interest in the Kipushi Zinc and Copper Mine - July 2000

4.6(2) Project  Implementation Deed between America Mineral Fields Inc., America
     Mineral Fields International Limited, AMF Holdings Limited, Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the extension of the Joint Venture Agreement on the Kolwezi Tailings Project - May 2001

4.7(2) Deed of Compliance  between America Mineral Fields Inc.,  America Mineral
     Fields International Limited, AMF Holdings Limited, Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Project Implementation Deed - May 2001

4.8(2) Joint Venture  Agreement between Zinc Corporation of South Africa Limited
     ("Zincor") and America Mineral Fields International Limited related to the Rehabilitation of the Kipushi Zinc and Copper Mine - January 2002

4.9(3)  Termination  Agreement  between  America  Mineral  Fields Inc.,  America
     Mineral Fields International Limited, AMF Holdings Ltd., Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project
     - July 10, 2002

4.10(3) Deed of Termination  and Release  between  America  Mineral Fields Inc.,
     America Mineral Fields International Limited, AMF Holdings Ltd., Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project - July 10, 2002

4.11(3) Heads of Agreement  between  Endiama E.P., IDAS Resources and Twins Ltd.
     dated August 20, 2002 (in Portuguese with English Summary)

4.12(3) Letter of Agreement  between America Mineral Fields Inc.,  International
     Finance Corporation and International Development Corporation of South Africa Limited relating to the Kolwezi Tailings Project dated February 12, 2003

4.13(5) Contract of  Association  between La Generale des Carrieres et des Mines
     ("Gecamines") and Congo Mineral Developments Limited relating to the transfer of ownership of the Kolwezi Tailings Project - March 2004

8.1(4) List of Subsidiaries

11.1(6) Ethics and Conflict of Interest Policy (as amended) 12.1 Certification of CEO required by Rule 13a-14(a) or Rule 15d-14(a) 12.2 Certification of CFO required by Rule 13a-14(a) or Rule 15d-14(a)

13.1 Certification of CEO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2 Certification of CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) These exhibits were previously filed with the Company's Annual Report on Form 20-F for the year ended October 31, 1999.
(2) These exhibits were previously filed with the Company's Annual Report on Form 20-F for the year ended October 31, 2001.
(3) These exhibits were previously filed with the Company's Annual Report on Form 20-F for the year ended October 31, 2002
(4)  See List of Subsidiaries on page 20 of this Annual Report
(5) This exhibit was previously filed with the Company's Annual Report on Form 20-F for the year ended October 31, 2003.
(6) This exhibit (unamended) was previously filed with the Company's Annual Report on Form 20-F for the year ended October 31, 2003.

Yukon Community Services Logo                                        Exhibit 1.7


                            BUSINESS CORPORATIONS ACT
                                     FORM 5

                            Certificate of Amendment

                              ADASTRA MINERALS INC.












     I hereby certify that the articles of the above-mentioned corporation were amended:

     - under section 16 of the Business Corporations Act to change the name of the corporation in accordance with the attached notice.

     - Under section 30 of the Business Corporations Act as set out in the attached Articles of Amendment designating a series of shares.

     x    under section 179 of the Business  Corporations  Act as set out in the
     -    attached Articles of Amendment.

     - under section 194 of the Business Corporations Act as set out in the attached Articles of Reorganization

     - under section 195 of the Business Corporations Act as set out in the attached Articles of Arrangement.





[seal]
                                                                      /s/ signed
                                                               -----------------
Corporate Access Number: 30677                                 M. Richard Robert
Date of Amendment: 2004-05-11                          Registrar of Corporations

                                      YUKON
                            BUSINESS CORPORATIONS ACT
                              (Sections 30 and 179)

                                                                       Form 5-01
                                                           ARTICLES OF AMENDMENT
--------------------------------------------------------------------------------

1.   Name of Corporation

                           AMERICA MINERAL FIELDS INC.

--------------------------------------------------------------------------------

2. The Articles of the above-named Corporation were amended pursuant to a Court order: Yes__ No XX

--------------------------------------------------------------------------------

3.   The Articles of Incorporation are amended as follows:

     1.   Name of Corporation

          The name of the Corporation has been changed from America Mineral Fields Inc. to Adastra Minerals Inc.

--------------------------------------------------------------------------------

4.       Date: May 10, 2004

         Signature:        /s/ Paul MacNeill         Title: Director
                    ------------------------

--------------------------------------------------------------------------------


                                                                           FILED
                                                                    May 11, 2004
                                                Deputy Registrar of Corporations

                                                                    Exhibit 11.1



                     Ethics and Conflict of Interest Policy

                     17 June, 2003, as amended 18 May, 2004

                                  Introduction

Adastra Minerals Inc. (the "Company") and its affiliates (together, the "Group") expect each of their directors and officers (the "fiduciaries") to act ethically and with the greatest integrity. The Group's fiduciaries have an obligation to avoid potential ethical, legal, financial and other conflicts of interest and to refrain from making personal profits from their positions.

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

Each fiduciary is required to become familiar with and adhere to the Policy. Notwithstanding the foregoing, the Compliance Committee has the discretion to exempt from the requirements of any part or parts of the Policy, including the requirement to sign and return a copy of the Policy and the requirement to complete and submit a Conflict of Interest Questionnaire annually, any fiduciary who is an employee or agent of a federal, provincial, state, municipal or local government, parliament or legislature or any regulatory authority, agency, commission, board or affiliated entity of any government, parliament or legislature.

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

     (e)  Company. "Company" means Adastra Minerals Inc.

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

1. I have reviewed this annual report on Form 20-F of Adastra Minerals Inc. (the "Registrant");

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

Date:    January 31, 2005

                                            /s/ Timothy Read
                                            --------------------
                                            Timothy Read
                                            Chief Executive Officer and Director

                                  Exhibit 12.2
                                  CERTIFICATION

I, Thomas David Button, Chief Financial Officer certify that:

1. I have reviewed this annual report on Form 20-F of Adastra Minerals Inc. (the "Registrant");

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

 Date:   January 31, 2005

                                                         /s/ T.D. Button
                                                         ---------------------
                                                         Thomas David Button
                                                         Chief Financial Officer

                                  Exhibit 13.1

                                  Certification

            Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                   (Subsections (a) and (b) of Section 1350,
                  Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the  Sarbanes-Oxley  Act of 2002 (subsections (a) and
(b) of section 1350, chapter 63 of title 18, United States Code), I, Tim Read, Chief Executive Officer of Adastra Minerals Inc.(the "Company") hereby certify, to my knowledge, that:

The Company's Annual Report on Form 20-F for the year ended October 31 2004 (the "Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.


/s/        Tim Read
-------------------
Name:      Tim Read
Title:     Chief Executive Officer


Dated:            January 31, 2005

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

                                  Exhibit 13.2

                                  Certification

            Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                    (Subsections (a) and (b) of Section 1350,
                  Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the  Sarbanes-Oxley  Act of 2002 (subsections (a) and
(b) of section 1350, chapter 63 of title 18, United States Code), I, Thomas David Button, Chief Financial Officer of Adastra Minerals Inc.(the "Company") hereby certify, to my knowledge, that:

The Company's Annual Report on Form 20-F for the year ended October 31 2004 (the "Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.


/s/        Thomas David Button
------------------------------
Name:      Thomas David Button
Title:     Chief Financial Officer


Dated:            January 31, 2005

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.