Form 20-F
period 2005-10-31
ADASTRA MINERALS INC
filed 2006-01-30
CIK 1050602

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED OCTOBER 31, 2005
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ____________________ to _______________________

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ……………………………………….

For the transition period from __________________to _________________________

Commission file number 0-29546

ADASTRA MINERALS INC
(formerly America Mineral Fields Inc.)
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Yukon Territory, Canada
(Jurisdiction of incorporation or organization)

St. George’s House, 15 Hanover Square, London, England W1S 1HS
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Class “A” Common Shares without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.     70,940,022 Class “A” Common Shares without par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes  ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes  ☐  No

Indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes  ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐Yes ☐ No

- i -

Item 17.	Financial Statements	83
Item 18.	Financial Statements	83
Item 19.	Exhibits	84

- ii -

GLOSSARY OF TERMS

Anticline	A fold that is convex upward, or that had such attitude at some stage of its development.
Arsenopyrite	A sulfide ore with composition FeAsS.
Bornite	Common copper sulfide mineral with composition Cu5FeS4.
Chalcopyrite	The most common copper sulfide mineral with composition CuFeS2.
CIM	Canadian Institute of Mining, Metallurgy and Petroleum.
CIM Standards

The “CIM Definition Standards on Mineral Resources and Mineral Reserves” prepared by the CIM Standing Committee on Reserve Definitions, and adopted by CIM Council on November 14, 2004, as may be amended from time to time.

Covellite	A copper sulfide mineral with composition CuS.
Feasibility Study

A comprehensive study of a deposit in which all geological, engineering and economic factors are considered in sufficient detail to serve as the basis for a final decision on whether to proceed with development of the deposit for production.

Fault	A break in the Earth’s crust caused by tectonic forces that have moved the rock on one side with respect to the other.
Galena	The most common lead ore with composition PbS.
Gangue	The worthless minerals in an ore deposit.
Hydrothermal	A hot fluid, largely water, presumed to have been released from a magma.
Kundelugan system	Part of the Proterozoic eon of geological time extending from about 950 million years ago to about 650 million years ago.
Malachite	A common secondary copper mineral, occurring typically in the oxidised zone of copper deposits. (Cu2CO3(OH)2).
Massive Sulfides	A rock composed of at least 60% sulfide material.
Mineralization	The concentration of metals and their chemical compounds within a body of rock.
Mineralization, Mineralized material, mineralized deposits or Deposit

A mineralized body which has been intersected by sufficient closely spaced drill holes and/or sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work.  This mineralized body does not qualify as a commercially mineable ore body, as prescribed under Securities and Exchange Commission standards, until a final and comprehensive economic, technical and legal feasibility study based upon the test results is concluded and supports Proven/Probable Reserves.

Mineral Deposit

A mineralized body which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s).  Under SEC standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes economic feasibility.

- iii -

Mineral Reserve

Means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

THE TERMS “MINERAL RESERVE”, “PROVEN MINERAL RESERVE”, AND “PROBABLE MINERAL RESERVE” USED IN THIS ANNUAL REPORT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS (“NI 43-101”).  NI 43-101 ADOPTS THE MEANINGS ASCRIBED TO THESE TERMS IN THE CIM STANDARDS.  IN THE UNITED STATES, A MINERAL RESERVE IS DEFINED AS A PART OF A MINERAL DEPOSIT WHICH COULD BE ECONOMICALLY AND LEGALLY EXTRACTED OR PRODUCED AT THE TIME THE RESERVE DETERMINATION IS MADE.

Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.  A probable mineral reserve has a lower level of confidence than  proven mineral reserve.

Proven Mineral Reserve means, in accordance with CIM Standards, the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.

THE DEFINITION FOR “PROVEN MINERAL RESERVES” UNDER CANADIAN STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROVEN OR MEASURED RESERVES ARE DEFINED AS RESERVES IN RESPECT OF WHICH (A) QUANTITY IS COMPUTED FROM DIMENSIONS REVEALED IN OUTCROPS, TRENCHES, WORKINGS OR DRILL HOLES; GRADE AND/OR QUALITY ARE COMPUTED FROM THE RESULTS OF DETAILED SAMPLING AND (B) THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE SPACED SO CLOSELY AND THE GEOLOGIC CHARACTER IS SO WELL DEFINED THAT SIZE, SHAPE, DEPTH AND MINERAL CONTENT OF RESERVES ARE WELL ESTABLISHED.

Probable Mineral Reserve: means, in accordance with CIM Standards, the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.

THE DEFINITION FOR “PROBABLE MINERAL RESERVES” UNDER CANADIAN STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROBABLE RESERVES ARE DEFINED AS RESERVES IN RESPECT OF WHICH QUANTITY AND GRADE AND/OR QUALITY ARE COMPUTED FROM INFORMATION SIMILAR TO THAT USED FOR PROVEN RESERVES (UNDER UNITED STATES STANDARDS), BUT THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE FURTHER APART OR ARE OTHERWISE LESS ADEQUATELY SPACED, AND THE DEGREE OF ASSURANCE, ALTHOUGH LOWER THAN THAT FOR PROVEN RESERVES, IS HIGH ENOUGH TO ASSUME CONTINUITY BETWEEN POINTS OF OBSERVATION.

- iv -

Mineral Resource

Under CIM Standards, a Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.  An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource.  An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

THE TERMS “MINERAL RESOURCE”, “MEASURED MINERAL RESOURCE”, “INDICATED MINERAL RESOURCE”, AND “INFERRED MINERAL RESOURCE” USED IN THIS ANNUAL REPORT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NI 43-101 WHICH ADOPTS THE MEANINGS ASCRIBED TO THESE TERMS BY THE CIM STANDARDS.  THEY ARE NOT DEFINED TERMS UNDER UNITED STATES STANDARDS AND MAY NOT GENERALLY BE USED IN DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY U.S. COMPANIES.  AS SUCH, INFORMATION CONTAINED IN THIS ANNUAL REPORT CONCERNING DESCRIPTIONS OF MINERALIZATION AND RESOURCES MAY NOT BE COMPARABLE TO INFORMATION MADE PUBLIC BY U.S. COMPANIES SUBJECT TO THE REPORTING AND DISCLOSURE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

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

- v -

MMI (Mobile Metal Ion) Geochemistry	An advanced surface exploration technique for finding mineralized deposits using samples collected from the A horizon of soils.
Molybdenite	The primary ore of molybdenum with chemical composition MoS2.
Oxide	A compound of oxygen with another element.
Oxide Ore

Metalliferous minerals altered by weathering and the action of surface waters, and converted, partly or wholly, into oxides, carbonates, or sulfates.  These compounds are characteristic of metalliferous deposits at the surface and often to a considerable depth.

Polymetallic	A material made up of several metals.
Pseudomalachite	Malachite whose outward crystal form is that of another mineral species.
Pyrite	The most common and widely distributed sulfide mineral with composition FeS2.
Refractory Ore	Ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to effect the full recovery of the valuable minerals.
Renierite	A sulfide mineral with contained copper, zinc and germanium. (Cu,Zn)11(Ge,As)2Fe4S16.
Solvent Extraction Electro-Winning (SX-EW)	A metallurgical technique, so far applied only to copper and copper-cobalt ores, in which metal is dissolved from the rock by organic solvents and recovered from solution by electrolysis.
Sphalerite	The most common zinc mineral with composition ZnS.
Stratiform	A mineralized deposit having the form of a layer, bed, or stratum; consisting of roughly parallel bands or sheets, such as a stratiform intrusion.

- vi -

Sulfide	A mineral compound characterised by the linkage of sulfur with a metal or semimetal.
Sulfide Ore	Ore in which sulfide minerals predominate.
Tailings	Material rejected from a mill after the recoverable valuable materials have been extracted.
Tenorite	A copper oxide mineral with composition CuO.
Vein	A deposit of foreign minerals within a rock fracture or joint.

The financial statements and exhibits listed and referred to herein, are filed with this Annual Report on Form 20-F in the United States.  This Annual Report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the financial statements and exhibits listed herein.  Canadian investors should refer to the annual financial statements of the Company at October 31, 2005 as filed with the applicable Canadian Securities regulators.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 including statements concerning the Company’s plans for the Kolwezi Tailings Project, the Kipushi Project, Angolan diamond exploration and Zambia base metals exploration.  Any statements that express or involve discussions with respect to predictions, expectations, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

Actual results in the future may differ materially from the Company’s present assessment of its position because future events and circumstances may not occur as expected.

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

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits, results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, due to recovery, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, political risks involving operations in the Democratic Republic of Congo, Angola and Zambia, and the policies of other nations towards companies doing business in these jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses (including changes in taxes and royalties), commodity price fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties.

- vii -

Some of the important risks and uncertainties that could affect forward-looking statements as described further in this document under headings “Risk Factors”, “Business Overview”, “Property Plants and Equipment” and “Operating and Financial Review and Prospects”.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.  The Company does not intend to update these forward-looking statements.  Investors are cautioned against attributing undue certainty to forward-looking statements.

EXPLANATORY NOTE

In this Form 20-F, unless otherwise specified, all monetary amounts are expressed in U.S. dollars.  A reference to “Adastra,” or the “Company,” means the Registrant and its subsidiaries.

- viii -

PART I

Item 1.

Identity of Directors, Senior Management and Advisers.

A.

Directors and Senior Management.

Not Applicable.

B.

Advisers.

Not Applicable.

C.

Auditors.

Not Applicable.

Item 2.

Offer Statistics and Expected Timetable.

Not Applicable.

Item 3.

Key Information.

A.

Selected Financial Data.

The following tables set forth and summarize selected consolidated financial data for the Company (stated in thousands of U.S. dollars, except numbers of shares and per share amounts), prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The tables also summarize certain corresponding information prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).  Canadian GAAP, as applied to the Company, materially differs from U.S. GAAP, as set forth in Note 12 to the Consolidated Financial Statements of the Company.

The information in the tables was extracted from the more detailed financial statements of the Company for the years presented, which have been audited by KPMG LLP, Chartered Accountants.

The selected financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto contained elsewhere in this Annual Report.  The Company’s fiscal period ends on October 31 of each year.

The following is a summary of certain selected financial information for the Company’s most recently completed fiscal year and for the Company’s four preceding fiscal years.

Canadian GAAP

All in US$1,000’s except number of shares and per share amounts	Audited (Fiscal year ended October 31)
	2005	2004	2003	2002	2001
Working capital:	$ 3,795	$ 15,114	$ 18,629	$ 1,948	$ 5,376
Revenues:	$ -	$ -	$ -	$ -	$ -
Net earnings (loss):	$ (2,618)	$ (4,210)	$(3,539)	$(3,533)	$(2,791)
Basic and diluted earnings (loss) per share:	$ (0.04)	$ (0.06)	$ (0.10)	$ (0.11)	$ (0.09)
Total assets:	$ 32,582	$ 33,279	$ 26,397	$ 7,180	$ 13,205
Net Assets	$ 30,285	$ 31,716	$ 25,469	$ 6,862	$ 10,395
Total Current Liabilities:	$ 2,288	$ 1,554	$ 927	$ 317	$ 1,657
Non-controlling interest	$ 9	$ 9	$ -	$ -	$ -
Share capital	$ 67,349	$ 67,070	$ 59,294	$ 39,243	$ 39,243
Contributed Surplus	$ 5,685	$ 4,777	$ 2,095	$ -	$ -
Number of shares	70,940,022	70,735,925	62,044,820	32,132,820	32,197,355
Retained earnings (deficit):	$(42,748)	$ (40,130)	$ (35,920)	$ (32,381)	$ (28,848)

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures can be deferred on mineral properties under exploration or development until production unless it is determined that further exploration or development is not warranted, at which time the property costs are written-off.  Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production.  The following information has been reconciled for U.S. GAAP.  See Note 12 to the Consolidated Financial Statements of the Company.

U.S. GAAP

All in US$1,000’s except number of shares and per share amounts	Audited (Fiscal year ended October 31)
	2005	2004	2003	2002	2001
Working capital:	$3,795	$15,114	$18,629	$ 1,948	$ 5,376
Revenues:	$ -	$ -	$ -	$ -	$ -
Net earnings (loss):	$(11,159)	$(11,057)	$(4,442)	$ 2,318	$ (2,941)
Basic and diluted earnings (loss) per share:	$(0.16)	$(0.16)	$(0.12)	$(0.07)	$(0.09)
Total assets:	$6,282	$16,752	$19,582	$ 2,311	$ 7,121
Net Assets	$3,986	$15,190	$18,655	$ 1,993	$ 4,311
Total Current Liabilities:	$2,288	$ 1,554	$ 927	$ 317	$ 1,657
Non-controlling interest	$ 9	$ 9	$ -	$ -	$ -
Share capital and Contributed Surplus	$69,693	$69,738	$62,147	$ 41,043	$ 41,043
Number of shares	70,940,022	70,735,925	62,044,820	32,132,820	32,197,355
Retained earnings (deficit):	$(65,707)	$(54,548)	$(43,492)	$ (39,050)	$ (36,731)

Except where otherwise indicated, all information extracted from or based on the Consolidated Financial Statements of the Company is presented in accordance with Canadian GAAP.

No dividends have been declared in any of the years presented above.

Exchange Rate Information

The Company’s accounts are maintained in U.S. dollars.  In this Annual Report, all dollar amounts are expressed in U.S. dollars except where otherwise indicated.

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

The high and low exchange rates for each month during the previous six months are as follows (Canadian dollars per United States $1.00):

Month	High	Low
December 2005	1.1507	1.1736
November 2005	1.1656	1.1960
October 2005	1.1657	1.1887
September 2005	1.1607	1.1867
August 2005	1.1893	1.2185
July 2005	1.2048	1.2437

The high, low, average (calculated by using the average of the exchange rates on the last day of each month during the period) and closing exchange rates for each of the Company’s five previous fiscal years are as follows:

	Corporation’s Fiscal Year Ended October 31
	2005	2004	2003	2002	2001
High	1.1607	1.2194	1.3043	1.5108	1.4933
Low	1.2703	1.3970	1.5903	1.6128	1.5905
Average	1.2135	1.3147	1.4379	1.5718	1.5411
Period End	1.1796	1.2209	1.3195	1.5610	1.5905

On January 13, 2006, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S. $1.00 equals CDN$1.1612.

B.

Capitalization and Indebtedness.

Not Applicable.

C.

Reasons for the Offer and Use of Proceeds.

Not Applicable.

D.

Risk Factors.

The Company is a mineral exploration company with exploration stage properties, which means that the Company is engaged in the search for mineral deposits and that the properties are not in development or production.  The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the Company.  In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in any of the Company’s securities.

No Known Reserves; Uncertainty of Mineral Resource Estimates

The Company has no mineral producing properties at this time. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered “resources” or “reserves.”  The Company has not defined or delineated any proven or probable reserves or resources on any of its properties.  Although the mineralized material and mineralized deposit estimates included herein have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of cobalt, copper, zinc or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve.

Although the Company has assessed the mineral resource estimates presented herein and believes that the methods used to estimate such mineral resources are appropriate, such figures are estimates.  As well, estimates of mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable.  Furthermore, no assurances can be given that the indicated level of recovery of minerals will be realized.  Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic.  Moreover, short-term operating factors relating to mineral resources, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.  Material changes in mineralized material, grades or recovery rates may affect the economic viability of projects.  See “Note Regarding Forward-looking Statements.”

The terms “mineral reserve”, “proven mineral reserve”, and “probable mineral reserve” used in this Annual Report are Canadian mining terms defined in the CIM Standards, which definitions have been adopted by Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made.

The Company advises U.S. investors that while the terms “Measured resources” and “Indicated resources” are recognized and required by Canadian regulations, the U.S. Securities and Exchange commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category.  In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies.  Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources, or inferred mineral resources in this prospectus is economically or legally mineable.

Risks of Exploration and Development

The level of profitability of the Company, if any, in future years will depend to a great degree on cobalt, copper, zinc and diamond prices and whether any of the Company’s exploration stage properties can be brought into production.  The exploration for and development of mineral deposits involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate.  It is impossible to ensure that the current and future exploration programs and/or feasibility studies on the Company’s existing mineral properties will establish reserves.  Whether an ore body or a tailings deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which cannot be predicted and which have been highly volatile in the past; mining, processing and transportation costs; perceived levels of political risk and the willingness of lenders and investors to provide project financing; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection and reclamation and closure obligations.  The effect of these factors cannot be accurately predicted, but the combination of these factors may cause a mineral deposit that has been mined profitably in the past, such as the Kipushi zinc-copper mine, to be unprofitable.  The Company is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations as well as political and economic risks associated with developing nations.  The Company may be subject to liability for pollution or other hazards against which it cannot insure or against which it may elect not to insure.

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

Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management including Timothy Read, President and Chief Executive Officer; Bernard Pryor, Chief Operating Officer; Thomas David Button, Chief Financial Officer; and François Colette, director and fondé de pouvoir of Kingamyambo Musonoi Tailings S.A.R.L. (“KMT”).  Investors must be willing to rely to a significant extent on their discretion and judgement.  The loss of the services of one or more of such key management personnel could have a material adverse effect on the business.  The Company’s ability to manage its exploration and, if warranted, development activities, and hence its success, will depend in large part on the efforts of these individuals.  The Company faces intense competition for qualified personnel, and there can be no assurance that it will be able to attract and retain such personnel.  The Company maintains key employee insurance on its President and Chief Executive Officer, its Chief Operating Officer, and its Chief Financial Officer only.

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

Since the Company’s properties are cobalt, copper, zinc and diamond prospects, the prices of these minerals significantly affect the Company’s ability to explore and develop its properties, and to obtain financing and its future prospects generally.

The prices of cobalt, copper and other metals and minerals are affected by several factors beyond the control of the Company, including, without limitation, international economic and political trends, expectations of inflation, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved mining and production methods, and changes in primary production capacity and utilization and in the recycling of secondary material.  There can be no assurance that the prices of cobalt, copper and other metals and minerals will remain stable or that such prices will be at levels that will make it feasible to continue the Company’s exploration activities, or, if applicable, begin development of its properties or commence or, if commenced, continue commercial production.

Regulatory Requirements

The Company’s exploration operations are affected to varying degrees by government regulations, including, without limitation, regulations relating to mining operations, the acquisition of land, pollution control and environmental protection, safety, production and expropriation of property.  Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations.  See “Item 4B – Business Overview – Government Regulation”.  Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations, may result in orders to cease or curtail operations or to install additional equipment.  The Company may be required to compensate those suffering loss or damage by reason of its exploration activities.

Country Risks

Mineral exploration and mining in certain countries may be affected in varying degrees by political stability and government regulations relating to the mining industry and foreign investment.  There can be no assurance that any of the governments of the countries in which the Company has properties will not institute regulatory policies that adversely affect the exploration and development (if any) of the Company’s properties.  Any changes in regulations or shifts in political conditions in these countries are beyond the control of the Company and may adversely affect its business.  Investors should assess the political and regulatory risks related to the Company’s foreign country investments.

Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, import controls, income and other taxes, royalties, expropriation of property, environmental legislation and mine safety.

Two of the Company’s principal properties are located in the Democratic Republic of Congo (“DRC”).  The DRC has specific risks that may adversely affect the Company’s business and results of operations.  In the past, the political, military and economic environment in the DRC has been unstable.  There can be no assurance that the political, military or economic environment in the DRC will remain stable.  In addition, the terms of agreement on the Kipushi joint venture with La Générale des Carrières et des Mines ("Gécamines") have yet to be negotiated and DRC Governmental approvals, which the Company cannot guarantee will be forthcoming, have yet to be obtained.

Transportation infrastructure and service infrastructure in the DRC are sub-standard.  The transportation of construction materials, equipment and supplies into, and the transportation of resources out of, the DRC may be subject to delays.  Furthermore, construction materials, equipment and supplies for, and production from, the Company’s projects in the DRC will probably transit through other countries, such as Zambia and Zimbabwe, and accordingly be reliant on the infrastructure and political stability of such countries.

The Company also has exploration projects in Angola.  Owing to civil unrest, the Company was not afforded sustained access to its Luremo Mining Licence and its Cuango International Prospecting Licence areas, and the terms of the Company’s agreements accordingly had not commenced by December 1999.  At that time, the Angolan Government passed new legislation that stated the maximum size of licences, following which the Company’s wholly owned subsidiary IDAS Resources NV (“IDAS”) entered into negotiations for the reconfiguration of new licence areas in accordance with the new law.  During the fiscal year ended October 31, 2001, two new licences (the Cuango Floodplain Prospecting Licence, and the Camutue Exploitation Licence) were awarded to Empresa Nacional De Diamantes De Angola E.P. (“Endiama”), the Angolan diamond company wholly owned by the Angolan state, with the rights to explore and exploit the licences to be exercised in a joint venture between Endiama and IDAS.  The new licence areas cover 2,936 square kilometres, being less than 10% of the original total area but retaining all the original Cuango river valley and floodplain territory.  In 2002, IDAS signed Heads of Agreement with Endiama and another entity regarding the ownership structure and other obligations of the parties in the joint venture for the two licences, and thereafter undertook extensive negotiations to finalize shareholder and operative agreements.  In September 2004, it became clear that Endiama had repudiated its contractual obligations towards IDAS.  After taking legal advice, the Company announced it would be seeking legal redress.  The filing of the suit was delayed pending the outcome of representations at senior government levels.  When no response was received, the Company filed a legal suit against Endiama in  the state court in Dallas, Texas, United States of America, in May 2005, citing breach of contract, negligent misrepresentation and other causes of action, and seeking damages, including loss of benefits, costs and expenses incurred in connection with IDAS’s efforts to acquire and develop the licences, and professional fees.  Although the Company has been advised by counsel that it has a strong case against Endiama, the outcome of litigation can never be predicted with certainty.

Title Matters

Acquisition of title to mineral properties is a very detailed and time-consuming process.  The Company believes it has investigated title to all of its mineral claims and, to the best of its knowledge, titles to all properties are in good standing.  This should not be construed as a guarantee of title and there is no guarantee that title to such properties will not be challenged or impugned.  The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.   The Company’s licence in respect of part of the Solwezi property in Zambia was recently extended, but contains minor errors which the Company is seeking to rectify.

Environmental and other Regulatory Requirements

In connection with its operations and properties, the Company is subject to extensive and changing environmental legislation, regulation and actions.  The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted.  The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future.  This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands.  These regulations may require the acquisition of permits or other authorizations for certain activities.  These laws and regulations may also limit or prohibit activities on certain lands.  Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business, or may cause material changes or delays in the Company’s intended activities.

The Company’s operations may require additional analysis in the future including environmental and social impact and other related studies.  There can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to continue its operation or its exploration of its properties or, if feasible, to commence development, construction or operation of mining facilities at such properties on terms which enable operations to be conducted at economically justifiable costs.

To the best of the Company’s knowledge, the Company is operating in compliance with all applicable environmental regulations.  See “Note Regarding Forward-Looking Statements.”  The Company currently is not insured against environmental liabilities.

Competition

The Company’s business is intensely competitive, and the Company competes with other mining companies, many of which have greater resources and experience.  Competition in the mining industry is primarily for mineral rich properties which can be developed and produce economically; the technical expertise to find, develop, and produce from such properties; the labor to operate the properties; the capital for the purpose of financing development of such properties; and arrangements for marketing, particularly in the case of products not traded on terminal markets.  Many competitors not only explore for and mine metals and minerals, but also conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company.  Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties.  The Company’s inability to compete with other mining companies for mineral deposits could have a material adverse effect on the Company’s results of operation and business.

Conflicts of Interest

Certain of the directors and officers of the Company are also directors and/or officers of other natural resource companies and companies providing services to the Company.  Accordingly, these persons have interests which may be in conflict with the interests of the Company.  (See “Item 6 - Directors, Senior Management and Employees”).

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and service companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms regarding the extent of such participation.  If such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of the Yukon Territory, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

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

History of Losses

The Company is a mineral exploration company without operations and has historically incurred losses, including a net loss of $2,618,476 for the year ended October 31, 2005 and $4,210,173 for the year ended October 31, 2004.  As at October 31, 2005, the Company had a cumulative deficit of $ 42,748,316.

To-date, the Company has not recorded any revenues from its mining operations nor has the Company commenced commercial production on any of its properties.  The Company does not expect to receive revenues from operations in the foreseeable future, if at all.  The Company expects to continue to incur losses unless and until such time as properties enter into commercial production and generate sufficient revenues to fund its continuing operations.  The development of the Company’s properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties.  The amounts and timing of expenditures will depend on the progress of on-going exploration, assessment, and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company’s acquisition of additional properties and other factors, many of which are beyond the Company’s control.  There can be no assurance that the Company will generate any revenues or achieve profitability.

Inability to Meet Cost Contribution Requirements

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may as a result be subject to loss of its rights to acquire interests in the properties subject to such agreements.

Requirements for and Uncertainty of Access to Additional Capital

As of October 31, 2005, the Company had cash and cash equivalents of $5,595,972.  Working capital at October 31, 2005 was $3,794,668.  On December 22, 2005, the Company completed a CDN$10.2 million (gross) private placement of 6,000,000 Class “A” common shares at a price of CDN$1.70 per share.  The Company will continue to incur exploration and assessment costs and intends to fund its plan of operations from working capital.  Management believes that the Company has the ability to fund planned development activities for financial year 2006 from existing and anticipated cash resources and, if necessary, will be able to raise financing in capital markets or from other third party participants in its projects.  However, in the future, the Company’s ability to continue its exploration, assessment, and development activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means.  There can be no assurance that option arrangements will be exercised and the associated funding obtained.   There can be no assurance that the Company will commence operations and generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all.  The failure of the Company to meet its on-going obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements included in this Annual Report.

Financing Risks

The Company’s current operations do not generate any cash flow.  Work on the Company’s principal properties may require additional equity financing.  If the Company seeks funding from existing or new joint venture partners, its project interests will be diluted.  If the Company seeks additional equity financing, the issuance of additional shares will dilute the current interests of the Company’s current shareholders.  Although the Company has raised funds in recent years through share and warrant issuances, there is no assurance that additional funding will, at such future time, be available to allow the Company to fulfil its obligations on existing exploration properties.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration, assessment, or development and the possible, partial or total loss of the Company’s potential interest in certain properties or the dilution of the Company’s interests in certain properties.

Dilution

As at January 13, 2006, there were options outstanding to purchase, in the aggregate, 7,576,209 Common Shares and share purchase warrants outstanding entitling the holders to purchase, in the aggregate, 1,702,702 Common Shares.  Such options and warrants, if fully exercised, would constitute approximately 10.7% of the Company’s resulting share capital. Additionally, terms and conditions connected to certain of the warrants contain anti-dilution provisions, which provide for the issuance of additional warrants to the holders on the exercise of options and warrants outstanding.  Accordingly, as at January 13, 2006, up to a further 12,616 warrants were contingently issuable by the Company, providing for further dilution.   The exercise of such options or warrants and the subsequent resale of such Common Shares in the public market could aversely affect the prevailing market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate.  The Company may also enter into commitments in the future which would require the issuance of additional Common Shares and the Company may grant additional share purchase warrants and stock options.  Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders.

Dividends

The Company has not paid dividends in the past and does not anticipate paying dividends in the near future.  For additional particulars reference should be made to "Item 8A - Financial Information - Consolidated Statements and Other Financial Information".

Risks relating to compliance with the Sarbanes-Oxley Act of 2002

The Company may be unable to attract and retain qualified officers, directors and members of board committees required to provide for effective management as a result of the recent and currently proposed changes in the rules and regulations which govern publicly-held companies.  The Sarbanes-Oxley Act of 2002 (the “Act”) has resulted in a series of rules and regulations by the Securities and Exchange Commission that increase responsibilities and liabilities of directors and executive officers.  The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles.

During the financial year to October 31, 2006 the Company will have to document and test its internal control procedures in order to satisfy the requirements of section 404 of the Act, which requires annual management assessments of the effectiveness of internal controls over financial reporting and a report by the Independent Auditors addressing those assessments.  During the course of its testing the Company may identify deficiencies which it may not be able to remedy in time to meet the deadline imposed by the Act for compliance with the requirements of section 404.  In addition, if the Company fails to achieve and maintain the adequacy of its internal controls, as such standards are modified, supplemented or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with section 404 of the Act.  Moreover, effective internal controls are necessary for the Company to produce reliable financial reports and are important in helping to prevent fraud.  If the Company cannot provide reliable financial reports or prevent fraud, the business and operating results could be harmed, investors could lose confidence in the Company’s reported financial information, and the trading price of the Company’s shares could be affected adversely.

Item 2.

Information on the Company.

A.

History and Development of the Company.

The Company was incorporated by registration of its memorandum and articles under the Company Act (British Columbia) on November 16, 1979 under the name “Black Pearl Petroleums Ltd.”  The Company changed its name from “Black Pearl Petroleums Ltd.” to “Signet Resources Inc.” on August 2, 1983, to “New Signet Resources Inc.” on March 11, 1987, to “Amir Ventures Corp.” on June 29, 1993, and to “America Mineral Fields Inc.” on August 8, 1995. On August 11, 1995, the Company was continued under the laws of Yukon Territory by articles of continuance, and on May 11, 2004, the Company changed its name to “Adastra Minerals Inc.”.

The Company is a mineral resource company with exploration stage properties, which means that the Company is engaged in the search for mineral deposits and that the properties are not in development or production. Currently, it has property interests in the Democratic Republic of Congo, Angola and Zambia.

The Company’s head and principal office is located at St. George’s House, 15 Hanover Square, London, England W1S 1HS (telephone 011-44-20-7355-3552).  The address will be changed to Castlewood House, 77/91 New Oxford Street, London, England, WC1A 1DG (telephone 011-44-20-7257 2040) on or about January 30, 2006.

The Company’s registered and records office is Suite 300 – 204 Black Street, Whitehorse, Yukon, Y1A 2M9 and its address for service in British Columbia is care of its solicitors, MacNeill Law, Suite 950 – 1055 West Georgia Street, Vancouver, B.C., V6E 3P3.  The Company also maintains offices in Lubumbashi and Kolwezi, Democratic Republic of Congo.

The Company is a reporting issuer in British Columbia, Alberta and Ontario, Canada, and has been a reporting issuer under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) since November 26, 1997.  The Class “A” Common shares without par value in the capital of the Company (the “Common Shares”) are listed on The Toronto Stock Exchange (the "TSX"), where the Company’s symbol was “AMZ” until December 2, 2004, and has been “AAA” since December 3, 2004.  On September 18, 1998, the Company delisted its Common Shares from the Vancouver Stock Exchange.  On September 25, 2003, the Company’s shares were listed for trading on the Alternative Investment Market of the London Stock Exchange (the “AIM”) under the symbol “AMF”.  Pursuant to the Company’s change of name to Adastra Minerals Inc., the trading symbol on AIM was changed to “AAA” with effect from May 12, 2004; and with effect from December 3, 2004, the Company’s trading symbol on the TSX was also changed to “AAA”.  For further particulars, reference is made to "Item 9 – The Offer and Listing".

The following is a summary of noteworthy recent developments, including information from the beginning of the Company’s last full financial year to January 18, 2006.

Kolwezi Tailings Project, DRC

In February 2003, The Company agreed heads of terms with the International Finance Corporation (“IFC”) and the Industrial Development Corporation of South Africa Limited (“IDC”). This agreement provided a framework whereby each of the agencies would have an option to acquire up to 10% of the Kolwezi Tailings Project from the Company on a farm-in basis at a price related to the accumulated expenditures of the Company and its affiliates up to the time of the exercise of the option.

In November 2003, the Company’s wholly-owned subsidiary Congo Mineral Developments Limited (“CMD”), the Government of the DRC (“GDRC”), and Gécamines initialled, and on March 23, 2004 executed, a Contract of Association (“CoA”) governing the Kolwezi Tailings Project and the ownership and management of Kingamyambo Musonoi Tailings S.A.R.L. (“KMT”), the company incorporated by Presidential decree on March 15, 2004 in the Democratic Republic of Congo to own the mining title to the tailings and develop the Project. In accordance with the CoA, the Company initially owned 82.5% of KMT, with Gécamines and GDRC owning 12.5% and 5.0% respectively.  On November 1, 2005, IDC and IFC signed definitive agreements to exercise options to acquire 10% and 7.5% shareholdings respectively in KMT under a share purchase agreement of the same date between the Company, CMD, IDC and IFC.  The Company’s interest in KMT accordingly will fall to 65%.  The IDC and IFC are acquiring their equity interests in KMT at prices based on the allowable expenditures on the Kolwezi Project up to the date of exercising their respective options, and will now pre-fund their respective proportions of the estimated costs of taking the Kolwezi Project forward to the decision to construct.  As a result, CMD is to receive approximately $12 million in cash.  The Company, CMD, IDC and IFC also entered into a consortium agreement on November 1, 2005 setting out arrangements relating to their interests in KMT and the Kolwezi Project.  The Company had also granted each of the IFC and the IDC in 2003 a warrant to purchase 823,918 common shares of the Company at a price of CDN$0.75 per share at any time until February 12, 2008.  The number of shares that may be purchased under each of the warrants has to date increased by 27,433 as a result of share purchase entitlements existing at February 12, 2003 that have since been exercised, and each may be increased further by a maximum 6,308 common shares assuming all share purchase entitlements existing at February 12, 2003 that remain outstanding are exercised in full.

KMT is to pay Gécamines a total of $15,000,000 as consideration for the Tailings Exploitation Rights (“TER”): $5,000,000 was paid following the transfer to KMT of the TER on May 27, 2004, and $10,000,000 will be paid following the completion of all financing arrangements for the Kolwezi Tailings Project.  The $15,000,000 is to be provided to KMT by the Company and other participating parties such as the IDC and IFC, based on their respective pro rata ownership of the Project excluding Gécamines and GDRC’s percentage ownership.  Gécamines is to receive an annual dividend of the greater of its ordinary dividend and 2.5% of free cash flow (as defined) for each year from start-up until senior debt and subordinated loans have been fully reimbursed.  Thereafter, Gécamines will be entitled to an annual dividend based on 10% of the average price realized for cobalt sold in a year in excess of $10.00 (adjusted for inflation) per pound in addition to any ordinary dividend received by Gécamines, providing that ordinary dividends are paid in such year. The Company and the participating parties are to complete feasibility studies, carry out an environmental impact study, draw up an environmental management plan and obtain commitments for financing the Kolwezi Tailings Project by November 27, 2007 (a time period of three years and six months from the transfer date of the TER).

In April 2004 the Company appointed Rothschild as the financial adviser on the Kolwezi Tailings Project.

In May 2004, the Company awarded a contract for the Environmental and Social Impact Assessment (“ESIA”) on the Kolwezi Tailings Project to SRK Consulting (“SRK”) of South Africa.    In May 2005 KMT filed its Environmental Adjustment Plan (“EAP”) for the Kolwezi Tailings Project.  In August, the Company announced that KMT had received approval from the Ministry of Mines’ Direction chargée de la Protection de L’Environnement Minier in the Democratic Republic of Congo (“DRC”).  The approval of the EAP is the official endorsement that the Company’s planned development of Kolwezi can proceed, as it will fulfil all legislative requirements of the DRC’s Mining Code and associated Mining Regulations.  Complementary work, scheduled for completion in the first quarter of calendar 2006, continues to prepare an ESIA conforming to World Bank Guidelines and “Equator” principles, a voluntary set of guidelines  for financial institutions based on World Bank/IFC standards, to manage environmental and social issues in project financing.

In August 2004, the Company awarded the contract for the Definitive Feasibility Study (“DFS”) on the Kolwezi Tailings Project to a joint venture of Murray & Roberts and GRD Minproc.  The DFS is pulling together all the technical aspects of the project, incorporating the extensive work already completed.  In particular, the DFS is focussing on the optimization of the selected metallurgical flowsheet and the best logistical approach for construction.   The DFS team liaises closely with the ESIA team.  The DFS is expected to be completed in the first quarter of calendar 2006, with construction and operating costs estimated to within +15% and –5%.

In August, 2005, the Company announced that the Board of Directors of its subsidiary KMT, which owns 100% of the Kolwezi Tailings Project, had unanimously resolved to become a signatory of the Extractive Industries Transparency Initiative (“EITI”).  The EITI is a coalition of governments, companies, civil society groups, investors and international organisations whose objective is improved governance in resource rich countries through the full publication and verification of all payments to governments by companies in the oil, gas and mining sectors and a corresponding publication of all receipts from the natural resource sectors by governments.

In October 2005, the Company further announced that, through its wholly owned Congolese subsidiary, Roan Prospecting & Mining Sprl, it had secured the subsurface exploration rights under the whole of the Kolwezi Tailings Project licence area.  The renewable licence, for copper and cobalt exploration, has a validity of five years and was issued on August 24, 2005.  This licence gives the Company considerable exploration opportunities quite separate from the development of the Kolwezi Tailings Project and affords total protection regarding the integrity of the area covered by the TER, ruling out any possibility of conflicting interests on land use.

On November 1, 2005, the Company further announced that it had secured quarry exploration rights for limestone and aggregates in proximity to the Kolwezi Tailings Project to ensure a stable supply of quarry products essential for project construction and operation.  The rights cover ten concession areas: eight for limestone, and two for aggregates.  The renewable licences have an initial term of one year and were awarded to Roan Prospecting & Mining Sprl.

Kipushi Project, DRC

On January 30, 2002, the Company entered into a joint venture agreement (the “Zincor JV Agreement”) with the Zinc Corporation of South Africa Limited (“Zincor”).  The vehicle for the joint venture will be Zincongo Limited.  The Zincor JV Agreement formalized the relationship between the Company and Zincor, and granted Zincor (since renamed Kumba Base Metals Limited) the right to earn up to a 50% shareholding in Zincongo by funding $3,500,000 of expenditure on the Kipushi Project.  The Zincor JV Agreement was to expire on September 30, 2004 if certain conditions precedent remained outstanding.  The agreement has twice been amended (November 11, 2004 and September 5, 2005) postponing the date by which the conditions precedent have to be satisfied, which is now October 31, 2006, and detailing arrangements during the intervening period.

Angola

In April 2002, IDAS Resources N.V. (“IDAS”)), a wholly owned subsidiary of the Company, entered into a Heads of Agreement with Endiama and Twins Ltd. (“Twins”), a company representing private sector Angolan interests.  The Heads of Agreement governed the ownership, the structure and the other obligations of these parties in the joint venture to be formed to exercise the rights of exploration and exploitation of the two licences in Angola.  These included the formation of a new company (“Luminas”) to exercise these rights in which IDAS was to own 51% of the share capital for the period of time that any loans to Luminas by IDAS remained outstanding.  Endiama was to own 38% and Twins 11% of Luminas’ share capital.  The financing of the project was to be undertaken by IDAS.  Once the loans had been repaid in full, IDAS was to own 49%, Endiama 38% and Twins 13%.  IDAS also verbally agreed, and subsequently completed formal drafting of, arrangements with Twins to ensure IDAS’ continued voting control of Luminas. The Heads of Agreement, and a subsequent agreement entered into by the parties in December 2002, set out the repayment terms of the loans from cash flows, and called for a minimum investment of $1,500,000 by IDAS for each of the two licences.  IDAS was to pay 10% of its dividends to Endiama during the first eighteen months of production.  The board of directors of Luminas was to be comprised of five members, three of whom were to be nominated by IDAS.  However, IDAS found it impossible to progress matters further with Endiama, and in September 2004 Endiama made it clear that it had repudiated its contractual obligations.  Consequently, the Company announced that it would be seeking legal redress.  The filing of the suit was delayed pending the outcome of representations at senior government levels.  When no response was received, the Company filed a legal suit against Endiama in the state court in Dallas, Texas, United States of America, in May 2005, citing breach of contract, negligent misrepresentation and other causes of action, and seeking damages, including loss of benefits, costs and expenses incurred in connection with IDAS’s efforts to acquire and develop the licences, and professional fees.  Although the Company has been advised by counsel that it has a strong case against Endiama, the outcome of litigation can never be predicted with certainty.

Other developments

 The directors of the Company approved the adoption of a Shareholder Rights Plan on November 30, 2005 (the “Rights Plan”) as part of its procedures for dealing with any parties who may wish to acquire control of the Company by way of takeover bid or other transaction.  The Rights Plan is intended to ensure that all shareholders of the Company are treated fairly in any transaction involving a potential change of control of the Company.  See “Item 14 – Material Modifications to the Rights of Security Holders and Use of Proceeds”.

On January 18, 2006, First Quantum Minerals Ltd announced that it would make an unsolicited, non-cash, offer to acquire all of the outstanding shares of the Company based on issuing 1 First Quantum Minerals share in exchange for each 17.5 of the Company’s shares.  The closing prices of First Quantum Minerals’ shares on January 17, 2006 on the Toronto Stock Exchange and on the London Stock Exchange were CDN$38.94 and £18.25 respectively per share.  The Board of the Company has appointed a Special Committee which will consider this unsolicited offer.

Business Overview.

The Company is in the business of acquiring, exploring and developing mineral resource properties.  The Company currently has interests in properties, contractual or otherwise, located in the DRC, Angola and Zambia .  Details of the properties are set forth below.  The target metals and precious minerals for which the Company is exploring are cobalt, copper, zinc and diamonds.  The Company’s principal mineral property interests are the joint venture interest in a cobalt and copper tailings re-treatment project (the "Kolwezi Tailings Project") located 25 kilometres outside the town of Kolwezi, situated in the copper belt region of the DRC, and an exclusive option to submit a proposal for redevelopment of the Kipushi zinc-copper mine (the “Kipushi Project”) located near the town of Kipushi, adjacent to the border of Zambia about 30 km from Lubumbashi within the DRC. Another mineral property interest of the Company is a 100% interest in the Solwezi prospecting licence, which covers an area of approximately 441 square kilometres.  The Company also has mineral property interests in Angola, comprising two licences awarded to Endiama (one being a prospecting licence covering an area of approximately 2,690 square kilometres in the Cuango River floodplain, and the other being an exploitation licence covering an adjacent area of approximately 246 square kilometres north of Cafunfo, with both licences being in the Provinces of Luanda-Norte and Malange) with the respective exploration and exploitation rights to be exercised in a joint venture between the Company and Endiama.  As noted previously, the Angolan interests are at present the subject of litigation.

Although a resource as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects and the CIM Standards  (the term “resource” not being a defined term under United States standards) has been identified on the Company’s Kolwezi and Kipushi projects, the necessary work to demonstrate that these resources are economically recoverable has yet to be completed.  It is anticipated that the definitive feasibility study on the Kolwezi Tailings Project will be completed in the first quarter of calendar 2006.  Until definitive feasibility studies are completed on the Kolwezi and Kipushi projects, there is no assurance that any of the deposits categorized as resources will be converted to reserves.

Plan of Operations for Fiscal Year 2006

The Company has not received revenue from operations during each of the three fiscal years immediately prior to filing of the Annual Report.  The Plan of Operation for the Company for the fiscal year ending October 31, 2006 involves the following with regard to the existing projects:

Kolwezi Tailings Project, DRC.

In fiscal year 2000, the principal technical focus of the Kolwezi Tailings Project was on the development of an efficient flow-sheet design to produce London Metal Exchange (“LME”) “Grade A” copper and 99.8% cobalt cathode.  To this end, CMD commissioned a pilot plant to determine the most suitable flow-sheet, judged by the criteria of product quality, cost effectiveness and operational robustness.  By the year-end, the copper flow-sheet had been selected and the optimisation of impurity removal in the cobalt flow-sheet was being finalised.

Following completion of the pilot plant program during fiscal year 2001, CMD now considers that the tested flowsheet provides a flexible and robust method with a high degree of confidence on which to proceed with design criteria.  See “Note Regarding Forward-Looking Statements.”

During fiscal years 2002 and 2003, work continued on the environmental baseline study and an Environmental Audit and Scoping Study ("EASS") was carried out.  The EASS constituted the first stage of the Environmental and Social Impact Assessment (“ESIA”) regarding the Kolwezi Tailings Project.

In fiscal year 2004, KMT was established, the CoA was signed, and the Tailings Exploitation Permit for the Kolwezi tailings transferred to KMT by Gécamines.  Contracts were awarded, and work commenced on, both the ESIA and the DFS.  In addition, discussions were begun with potential project financiers, product off-takers and risk insurers.

In fiscal year 2005, the Environmental Adjustment Plan (“EAP”) for the Kolwezi Tailings Project was filed with, and approved by, the Ministry of Mines’ Direction chargée de la Protection de L’Environnement Minier in the Democratic Republic of Congo (“DRC”).  The approval of the EAP is the official endorsement that the Company’s planned development of Kolwezi can proceed, as it will fulfil all legislative requirements of the DRC’s Mining Code and associated Mining Regulations.  Complementary work is on-going to produce an ESIA conforming to World Bank Guidelines and “Equator” principles, and is scheduled for completion in the first quarter of calendar 2006.

During the first quarter of fiscal year 2005, the first part of the DFS, a scoping study analyzing different initial production levels, was completed.  As a result, it was decided that the Kolwezi Tailings Project will be designed to produce initially approximately 5,500 tonnes of cobalt and 30,000 tonnes of copper annually.  The DFS, which will estimate construction and operating costs to within +15% and –5% based on these levels, is now expected to be completed in the first quarter of calendar 2006.

Negotiations with project financiers and product off-takers were progressed throughout fiscal year 2005; and a full high level risk assessment of the project was carried out by Aon Limited following their appointment as insurance adviser and broker.

Following completion of the DFS, it is planned to negotiate a, so far as possible, fixed price Engineering, Procurement, Construction contract.  Contemporaneously, it is planned to finalise negotiations with project financiers, product off-takers and insurers, with the aim of being in a position to decide during the last quarter of fiscal year 2006 whether to proceed with engineering and construction of the project.

The Company anticipates expenditures during fiscal year 2006 on the Kolwezi Tailings Project work programmes outlined above will be approximately $20 million.  This will primarily be funded from the IDC’s and the IFC’s payments pursuant to their acquisitions of 10% and 7.5% interests respectively in the Kolwezi Tailings Project, and from Adastra’s existing resources including the net receipts from the recently completed private placement.  Additional funding will need to be secured should the decision on engineering and construction of the Kolwezi project be positive.

Kipushi Project, DRC

The Company concluded an agreement with Zincor in August 2000, granting this South African zinc producer the right to elect to earn a 50% interest in the Company’s interest in this zinc project by matching the Company’s direct expenditures on the project to date, which then amounted to approximately $3.5 million.

Zincor used the option period to appraise the Kipushi Project technically and financially and to determine a scale of economic operation, which would generate an attractive return yet minimise capital expenditures.  It was concluded that an initial “mini project” (Phase 1) could be economic with an annual production of concentrate containing approximately 30-50,000 tonnes of zinc. In December 2000, Zincor gave notice of its intention to exercise its option.

In January 2002, the Company and Zincor entered into the Zincor JV Agreement.  The vehicle for the joint venture will be Zincongo Limited.  The Zincor JV Agreement formalizes the relationship between the Company and Zincor, and grants Zincor (Zincor has since been renamed Kumba Base Metals Limited (“Kumba Base Metals”)) the right to earn up to a 50% shareholding in Zincongo by funding $3,500,000 of expenditures on the Kipushi Project.  In fiscal year 2005, amendments to the JV Agreement, including extending the date by which various outstanding conditions precedent must be met, were agreed with Kumba Base Metals.

During fiscal year 2003, work was carried out on environmental aspects of the Kipushi Project, and the Company and Zincongo proposed various revisions to the original framework agreement with Gécamines, covering such issues as investor returns, project finance and dividend distributions, and reflecting the introduction of the DRC's new mining code.  It was mutually agreed, however, that priority should be given to finalising the Kolwezi Contract of Association.

Following the execution of the Kolwezi CoA in March 2004, negotiations on the proposed revisions to the Kipushi Framework Agreement were planned to recommence.  Meetings were, however, postponed until after the end of fiscal year 2004, pending Gécamines’ detailed review of, and response to, the proposals previously submitted by the Company and Zincongo.

In fiscal year 2005, negotiations with Gécamines on the proposed revisions to the original framework agreement, covering such issues as equity ownership, project finance and dividend distributions, and reflecting the introduction of the DRC's new mining code, were begun.  The Company agreed to carry out a technical and economic reassessment of Kipushi to determine its potential commercial viability in current market conditions, to appraise the mine’s physical condition, and to identify key areas for detailed investigation in a subsequent Feasibility Study and associated Environmental and Social Impact Assessment.  In addition to updating and re-evaluating previous studies, the reassessment would consider a range of possible concentrate products and evaluate the production of calcine and sulphuric acid.  The cost of this reassessment is being shared equally between the Company and Kumba Base Metals.

Negotiations with Gécamines are expected to resume during the first half of fiscal year 2006, once the results of the technical and economic reassessment are available.  After agreement on the revisions to the framework agreement has been reached with Gécamines and the necessary DRC Governmental approvals have been obtained, the Company anticipates that the feasibility study on Kipushi will commence.  Assuming a favourable outcome to this study and the availability of finance on acceptable terms, the Kipushi Project is expected to proceed.  See “Note Regarding Forward-Looking Statements.”

The cost of the feasibility study during fiscal year 2006 is currently anticipated to be less than the $3.2 million remaining to be subscribed by Kumba Base Metals under the Zincor JV Agreement, and accordingly the Company's budget assumes all expenditure on the feasibility study during fiscal year 2006 will be funded from Kumba Base Metals' contributions towards earning a 50% shareholding in Zincongo.  The Company’s 50% share of the costs of the technical and economic reassessment work, and its own expenditures on Kipushi outside the feasibility study are anticipated to be approximately $0.2million, which will be funded from existing resources.

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

In December 2000, a new licence was successfully negotiated for almost 3,000 square kilometres covering a geographical area similar to the previous Luremo licence. This was manifested by the Company’s receiving, in October 2001, official confirmation that two licences had been awarded to Endiama (the Angolan diamond company wholly owned by the Angolan state) with the licence rights to be exercised through a joint venture of the Company and Endiama.  Both licences are in the Provinces of Luanda-Norte and Malange: one being a prospecting licence ("Cuango River Floodplain") covering an area of approximately 2,690 square kilometres in the Cuango River floodplain, and the other being an exploitation licence ("Camutue") covering an adjacent area of approximately 246 square kilometres north of Cafunfo.

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

From January 2003 onwards, the Company sought with Endiama and Twins to convert the August and December 2002 agreements into a comprehensive set of joint venture agreements, without success.  In September 2004 it became clear that Endiama had repudiated its contractual obligations.  Consequently, the Company announced that it would be seeking legal redress.  The filing of the suit was delayed pending the outcome of representations at senior government levels.  When no response was received, the Company filed a legal suit against Endiama in the state court in Dallas, Texas, United States of America, in May 2005, citing breach of contract, negligent misrepresentation and other causes of action, and seeking damages, including loss of benefits, costs and expenses incurred in connection with IDAS’s efforts to acquire and develop the licences, and professional fees.  Although the Company has been advised by counsel that it has a strong case against Endiama, the outcome of litigation can never be predicted with certainty.

Zambia

In the first half of 2000, the Company undertook a reverse-circulation drilling programme on the Katwishi copper-zinc prospect in the Solwezi area.  This programme was successfully completed following geochemistry evaluation using MMI techniques, which identified 6 highly prospective targets.  Drilling identified mineralisation in most of the intersections but none at an economic grade.

Under the Company's Joint Venture with Kumba Base Metals on the immediately adjoining Kipushi Project in the DRC, Kumba Base Metals has an option to become involved in any zinc and copper development by the Company of the Solwezi licence area.  The Company accordingly did not plan to undertake further exploration work on Solwezi until discussions had been held on possible joint exploration work.  No such discussions had taken place by the end of fiscal year 2002; at which time, reflecting the lack of activity, the Company reduced the carrying value of the Solwezi property to $1 in accordance with Canadian GAAP.  The licence for Solwezi expired on January 28, 2004, and it was only in October 2005 that the Company received the licence that it had applied for covering a reduced area of 441 square kilometres.  The licence contained minor defects which the Company is seeking to rectify.  Discussions will be held regarding work programmes in 2006.  The Company’s expenditures on such work programmes are not expected to be material, and will be funded from the Company’s existing resources.

Government Regulation

The Company’s principal property interests are located in the DRC.  The Company also has property interests in Angola and Zambia.  The Company did not conduct any exploration in any of these countries during the most recently completed fiscal year.  Mining operations in such countries are subject to government regulation under which operations may be affected in varying degrees.

Exploration and mining operations in most countries are subject to government regulation.  Each of the Company's projects will only go ahead if the applicable framework conditions (including government regulations) are judged to result in financeable projects and to yield acceptable returns for the risks involved.  (Many other factors are also involved: see “Item 3D - Risk Factors”).

The Company’s exploration operations and its projects to develop mineral properties are affected by government regulations, including, without limitation, regulations relating to mining operations, the acquisition of land, taxes, royalties, allowable production, importing and exporting of minerals, pollution control and environmental protection, reclamation and closure obligations, safety, production, expropriation of property, and foreign investment.  Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations.

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

Revisions to the Framework Agreement on the Kipushi joint venture with Gécamines have yet to be negotiated including taking cognisance of Kumba Base Metals’ involvement and of the DRC's new mining code.  GDRC approval of the revisions to the Framework Agreement will be necessary.

The Company has rights on exploration properties in Angola.  In December 2000, the Company agreed to relinquish the Luremo Mining Licence and the Cuango International Prospecting Licence, and to accept a new exploration licence covering 3,000 square kilometres in area roughly corresponding to the old Luremo area. This was manifested by the Company’s receiving, in October 2001, official confirmation that two licences had been awarded to Endiama (the Angolan diamond company wholly owned by the Angolan state), with the licence rights to be exercised through a joint venture of the Company and Endiama.  Both licences are in the Provinces of Luanda-Norte and Malange: one being a prospecting licence covering an area of approximately 2,690 square kilometres in the Cuango River floodplain, and the other being an exploitation licence covering an adjacent area of approximately 246 square kilometres north of Cafunfo.  Approval of the joint venture agreements will be required from the Angolan Council of Ministers. In 2002, IDAS signed Heads of Agreement with Endiama and another entity regarding the ownership structure and other obligations of the parties in the joint venture for the two licences, and thereafter undertook extensive negotiations to finalize shareholder and operative agreements.  In September 2004, it became clear that Endiama had repudiated its contractual obligations towards IDAS.  After taking legal advice, the Company announced it would be seeking legal redress.  The filing of the suit was delayed pending the outcome of representations at senior government levels.  When no response was received, the Company filed a legal suit against Endiama in the state court in Dallas, Texas, United States of America, in May 2005, citing breach of contract, negligent misrepresentation and other causes of action, and seeking damages including loss of benefits, costs and expenses incurred in connection with IDAS’s efforts to acquire and develop the licences, and professional fees.  Although the Company has been advised by counsel that it has a strong case against Endiama, the outcome of litigation can never be predicted with certainty.

B.

Organizational Structure.

The following table sets forth the name of each significant subsidiary of the Company, the jurisdiction of its incorporation and the direct or indirect percentage ownership by the Company of such subsidiary.

Name of Subsidiary	Date of Incorporation	Jurisdiction of Incorporation	Percentage Ownership(1)
Congolese Zinc Investments Ltd. (previously America Mineral Fields International Ltd.)	January 31, 1996	British Virgin Islands	100%
Kolwezi Holdings Ltd (previously AMF Holdings Two Ltd)	June 2, 1998	British Virgin Islands	100%
Kolwezi Investment Ltd (previously AMF Holdings Ltd)	May 27, 1998	British Virgin Islands	100%
Adastra Offshore Ltd (previously AMF Offshore Ltd.)	October 15, 1996	British Virgin Islands	100%
Congo Mineral Developments Limited	March 13, 1998	British Virgin Islands	100%
IDAS Resources NV	June 15, 1995	Netherlands Antilles	100%
Kingamyambo Musonoi Tailings S.A.R.L.	March 15, 2004	Democratic Republic of Congo	82.5%(2)
Roan Prospecting and Mining SPRL	May 5, 1997	Democratic Republic of Congo	99.9%
ZamGold Ltd.	June 25, 1996	British Virgin Islands	100%
Catapult Holdings Ltd.	January 9, 1998	British Virgin Islands	100%
Zamgold Zambia Limited(3)	March 3, 1997	Zambia	100%
Zincongo Limited	January 22, 2002	British Virgin Islands	100%

(1)

Represents the percentage of voting securities held.

(2)

On completion of agreements signed with the IDC and IFC on November 1, 2005, this will reduce to 65%.

(3)

Zamgold Zambia Ltd. is 90% owned by ZamGold Ltd. and 10% owned by Adastra Offshore Ltd. each of which is a wholly-owned subsidiary of the Company.

C.

Property, Plants and Equipment.

Principal Properties

The principal properties of the Company are the interests in the Kolwezi Tailings Project and the Kipushi Project, each of which is described more fully below.  Although a resource as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects and the CIM Standards (the term “resource” not being a defined term under United States standards) has been identified on certain of the Company’s properties, the necessary work to demonstrate that these resources are economically recoverable has yet to be conducted.  It is anticipated that the definitive feasibility study on the Kolwezi Tailings Project will be completed during the first quarter of calendar 2006. Until a definitive feasibility study is completed on the Kolwezi and Kipushi projects, there is no assurance that any of the deposits categorized as resources will be converted to reserves.  The Company has not yet been granted property rights to Kipushi.

The Company, through its subsidiary, Kolwezi Holdings Ltd., and that company’s subsidiary Kolwezi Investment Ltd., owns a 100% interest in Congo Mineral Developments Limited ("CMD").  Effective May 31, 2002, the Company acquired the 50% share interest in CMD from Anglo American Corp. of South Africa Limited (“AAC”) that it did not already own.  AAC received 50% of the net working capital of CMD ($1,609,168) and the Company assumed AAC’s $2,000,000 debt owed to CMD.

The Company acquired its interest in the Kolwezi Tailings Project originally in April 1997 and on November 7, 1998, CMD signed a Convention with the DRC and Gécamines with regard to the Kolwezi Tailings Project to be developed by a 60-40 joint venture between CMD and Gécamines.  In the first half of fiscal year 2001, CMD and Gécamines initialled an agreement revising the scale and commercial terms of the Kolwezi Tailings Project.  Ownership of the Kolwezi Tailings Project was to be transferred to the CMD-Gécamines joint venture following a Presidential decree and necessary DRC Governmental approvals, but the introduction of a new mining code superseded these planned legal processes.

In March 2004, CMD, Gécamines, and the Government of the DRC (“GDRC”), executed a Contract of Association governing the Kolwezi Tailings Project and the ownership of Kingamyambo Musonoi Tailings S.A.R.L. (“KMT”), the company incorporated in the DRC to own the mining title to the Kolwezi Tailings and develop the Kolwezi Tailings Project.  The initial shareholders of KMT were: CMD 82.5%; Gécamines 12.5%; and GDRC 5.0%.  On May 27, 2004, the Tailings Exploration Permit for the Kolwezi tailings was transferred by Gécamines to KMT.

On November 1, 2005, IDC and IFC signed definitive agreements with the Company , to exercise options the IDC and IFC held and to acquire, respectively, 10% and 7.5% shareholdings in KMT from CMD.  Following the completion of these transactions, CMD is to receive approximately $12 million in cash and the share ownership of KMT will be as follows:  CMD 65.0%; Gécamines 12.5%; IDC 10%; IFC 7.5% ; and GDRC 5.0%.

The Company also now holds the subsurface exploration rights for copper and cobalt under the whole of the Kolwezi Tailings Project licence area.  In addition, the Company has secured quarry exploration rights in proximity to the Kolwezi Tailings Project for ten concession areas: eight for limestone, and two for aggregates.

The Company, through Congolese Zinc Investments Ltd. (“CZI”) holds an exclusive option to submit a proposal for redevelopment of the Kipushi Project.  The Company acquired its exclusive option in October, 1996.  In August, 2000, CZI (at that time called America Mineral Fields International [“AMFI”]) concluded an option agreement with Zincor under which Zincor could elect to earn up to 50% of AMFI's interest in the Kipushi Project.  In December, 2000, Zincor confirmed that it intended to exercise its option to participate in AMFI's interest, and in January 2002, the Company entered into the Zincor JV Agreement with Zincor.  The vehicle for the joint venture will be Zincongo Limited.  The Zincor JV Agreement formalizes the relationship between the Company and Zincor, and grants Zincor (since renamed Kumba Base Metals) the right to earn up to a 50% shareholding in Zincongo by funding $3,500,000 of expenditures on the Kipushi Project.  In fiscal year 2005, amendments to the JV Agreement, including extending the date by which various outstanding conditions precedent must be met, were agreed with Kumba Base Metals.

Through its subsidiary IDAS Resources NV, the Company has interests in mineral properties located in Angola.  In September 2004, it became clear that the licence holder for these properties, Endiama (the Angolan diamond company wholly owned by the Angolan state) had repudiated its obligations towards IDAS.  Consequently, the Company announced that it would be seeking legal redress.  Filing of the suit in the USA was postponed pending the outcome of representations at senior government levels. When no response was received, the Company filed a legal suit against Endiama in the state court in Dallas, Texas, United States of America, in May 2005 citing breach of contract, negligent misrepresentation and other causes of action, and seeking damages, including loss of benefits, costs and expenses incurred in connection with IDAS’s efforts to acquire and develop the licences, and professional fees.  Although the Company has been advised by counsel that it has a strong case against Endiama, the outcome of litigation can never be predicted with certainty.

Through its subsidiary Zamgold Zambia Limited, the Company has a prospecting licence covering an area of 441 square kilometres in Zambia adjacent to the international border of the DRC and contiguous with the Kipushi Project.

The Company plans to continue to identify and acquire interests in additional mining properties throughout the world.

Kolwezi Tailings Project, DRC

The Kolwezi Tailings Project involves the reprocessing of the historical oxide tailings produced from the copper and cobalt mineral concentrators at mines in Kolwezi owned by Gécamines, the DRC’s government owned mining company.

In April 1997 the Government of the DRC granted the Company an interest in the Kolwezi Tailings Project.  During the course of political disruptions in the DRC the Company’s interest in the Kolwezi Tailings Project was not properly ratified by the DRC.

On May 1, 1998 the Company entered into a joint venture agreement (the “AAC Joint Venture Agreement”) with AAC for the development of the Kolwezi Tailings in the DRC.  Under the AAC Joint Venture Agreement, AAC and the Company each held a 50% interest in CMD.  In May 2001, the Company and AAC extended the AAC Joint Venture Agreement until May 31, 2002.  Effective May 31, 2002, the Company entered into a purchase and sale agreement with AAC and acquired the remaining 50% share interest in CMD from AAC that it did not already own.  AAC received 50% of the net working capital of CMD ($1,609,168) and the Company assumed AAC’s $2,000,000 debt owed to CMD.

In November 1998, CMD signed a convention among Gécamines and the government of the DRC.  CMD also entered into a joint venture agreement with Gécamines (the “Gécamines Joint Venture Agreement”) for the transfer of ownership of the Kolwezi Tailings Project to a new company, KMT, to be held 60% by CMD and 40% by Gécamines.  The transfer was to take place following a Presidential decree ratifying the convention and necessary regulatory approvals, but the introduction of a new mining code in the DRC superseded these planned legal processes.

Under the AAC Joint Venture Agreement, AAC provided $16,000,000 in initial funding for the CMD Project.  $8,000,000 of this initial funding was paid in exchange for AAC's 50% interest in CMD.  The balance ($8,000,000) was paid by AAC on behalf of the Company in recognition of the Company’s prior efforts and expenditures on the Kolwezi Tailings Project.  Despite political uncertainty in the DRC, substantial work was then conducted on the feasibility study for the Kolwezi Tailings Project.

In April 2001, CMD initialled an agreement with Gécamines, covering revised major commercial terms for development of the Kolwezi Tailings Project.  The revised agreement contemplated a phased project with initial annual production of 42,000 tonnes of copper and 7,000 tonnes of cobalt in Phase 1 and moving to 75,000 tonnes of copper and 14,000 tonnes of cobalt in Phase 2.  The new arrangement allowed for total payments to be made to Gécamines, in consideration for the tailings, of up to $203 million spread over the entire life of the project, compared with $130 million under the original agreement, payable in the period between signature and first commercial production.  Provisions of the new agreement were anticipated to give CMD a realistic time frame to complete the feasibility study and to arrange limited recourse project finance.  Upon receipt of necessary DRC Governmental approvals, the Kolwezi Tailings would be transferred to a new Company, KMT, to be held 60% by CMD and 40% by Gécamines, and the first payment of $25 million would be due from CMD to Gécamines.  A further $10 million would be payable on commencement of commercial production, with KMT also paying Gécamines $1.50 / tonne of tailings treated in the metallurgical treatment plant, plus a royalty on total mineral sales less various charges: such royalty being 0.75% during the period from commencement of commercial production until the loans incurred to finance the project had been repaid, and 1.5% thereafter.    As mentioned, the transfer of the tailings to KMT was to take place following a Presidential decree ratifying the convention and necessary regulatory approvals, but the introduction of a new mining code in the DRC superseded these planned legal processes.

During fiscal year 2002, CMD received from the Government of the DRC acknowledgement of CMD's and Gécamines' exploitation rights to the Kolwezi Tailings Project.  During fiscal year 2003, the Company successfully renegotiated the terms for the development of the Kolwezi Tailings Project to reflect, inter alia, the DRC’s new mining code and associated fiscal regime.  In November 2003, a Contract of Association (“CoA”) was initialled by CMD, Gécamines and GDRC governing the Kolwezi Tailings Project and the ownership and management of KMT, the company to be incorporated in the DRC to own the mining title to the tailings and develop the Kolwezi Tailings Project.  In March 2004, KMT was incorporated, and CMD, Gécamines, and GDRC executed the CoA.  The Company initially owned 82.5% of KMT, with Gécamines and GDRC owning 12.5% and 5.0% respectively.  During fiscal year 2005, the IDC and the IFC both informed the Company that, subject to certain conditions precedent, they would be exercising options to acquire interests in KMT from CMD; and on November 1, 2005, the IDC and IFC signed definitive agreements to acquire, respectively, 10% and 7.5% interests in KMT.  Following the completion of these transactions, the Company’s interest in KMT will be 65%.

Under the CoA, KMT is to pay Gécamines a total of $15,000,000 as consideration for the Tailings Exploitation Rights (“TER”): $5,000,000 was paid following the transfer to KMT of the TER on May 27, 2004, and $10,000,000 will be paid following the completion of all financing arrangements for the Kolwezi Tailings Project.  The $15,000,000 is to be provided to KMT by the Company and other participating parties such as the IDC and IFC, based on their pro rata interest in the Kolwezi Tailings Project excluding Gécamines and GDRC’s percentage ownership.  Gécamines is to receive an annual dividend of the greater of its ordinary dividend and 2.5% of free cash flow (as defined) for each year from start-up until senior debt and subordinated loans have been fully reimbursed.  Thereafter, Gécamines will be entitled to an annual dividend based on 10% of the average price realized for cobalt sold in a year in excess of $10.00 (adjusted for inflation) per pound in addition to any ordinary dividend received by Gécamines, providing that ordinary dividends are paid in such year.

The Company and the participating parties are to complete feasibility studies, carry out an environmental impact study, draw up an environmental management plan and obtain commitments for financing the Kolwezi Tailings Project by November 27, 2007.

In August, 2005, KMT received approval from the Ministry of Mines’ Direction chargée de la Protection de L’Environnement Minier in the DRC of the Environmental Adjustment Plan (the “EAP”) relating to the Kolwezi Project that had been submitted by the Company in May, 2005.  The EAP fulfils the requirements of the DRC Mining Code and is the official endorsement that the Company’s planned development of Kolwezi can proceed.  Work continues under a contract awarded to SRK Consulting of South Africa, and the Company expects to finalise an Environmental and Social Impact Assessment meeting Equator Principles and World Bank guidelines during the first quarter of calendar 2006.

The Company has awarded the contract for the Definitive Feasibility Study (“DFS”) to a joint venture of Murray & Roberts and GRD Minproc.  During fiscal year 2005, a scoping study analyzing different initial production levels was completed and it was decided that the Kolwezi Tailings Project will be designed to produce initially approximately 5,500 tonnes of cobalt and 30,000 tonnes of copper annually.  The DFS will be based on these levels and is expected to be finalised during the first quarter of calendar 2006.

The Company has appointed Rothschild as financial adviser on the Project, and in July 2005 issued a Preliminary Information Memorandum to potential lenders to the Project.  Initial discussions have been progressed and a full Information Memorandum will be distributed once the ESIA and DFS are completed .

There can be no assurance that the Company will have or raise sufficient capital to fund the Kolwezi Tailings Project as anticipated.

Location and Access

The Kolwezi Tailings Project is located 25 kilometres outside the town of Kolwezi, situated in the copper belt region of the DRC.  The property is accessed by unpaved road from Kolwezi, which is a major mining town and has infrastructure including rail, water, power and a small airstrip.  The town of Kolwezi is situated 320 km north-west along a part tarmac, part dirt road from Lubumbashi, the capital of Katanga province.  The climate is tropical with an average temperature of about 27 degrees Celsius and annual average rainfall of about 1,100 millimetres.  Seasonal climatic variations are related to the wet (November to April) and dry seasons, each of which lasts for approximately 6 months. The Katanga region occupies a high plateau covered by forests and savannahs.

The Kolwezi Tailings Project, once developed, will permit the large-scale extraction by means of solvent extraction electro-winning ("SX-EW") of cobalt and copper from two mine tailings deposits on the property.

History of the Property

The tailings contained in the Kolwezi Tailings Project (the “Tailings”) were owned by Gécamines, the DRC state mining company, and Gécamines transferred the Tailings Exploitation Permit for them to KMT on May 27, 2004.  The Tailings were discharged from the Kolwezi mineral concentrator from 1952 onwards.  This concentrator processed ore from the western open-pit copper mines of the Katanga copper belt to produce concentrate that would be shipped from Kolwezi for smelting.  The nature of this oxide ore meant that copper and cobalt recovery in the concentrate was incomplete, and the Tailings discharged contained significant metal values.  The Tailings filled the original Kingamyambo dam and were subsequently allowed to fill the Musonoi river valley.  These two areas now comprise the Kolwezi Tailings Project.

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

Facilities and Infrastructure

The Tailings are located on the surface but at present the only infrastructure in place is comprised of environmental monitoring stations set up as part of the on-going environmental baseline study.  The location of the new processing plant and for the new tailings dam that will be constructed to retain the re-processed Tailings have been finalised.   Final locations have also been selected for access roads and railways and for the various water and slurry pipelines.  In addition the routing of the new high voltage power line has been selected.

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

Work on optimising the process flowsheet is an important element of the Definitive Feasibility Study (“DFS”) that began during fiscal year 2004.   To assist with scale-up engineering design, the DFS also includes confirmatory test work on parts of the flowsheet.  Over the last 12 months significant work has continued on two alternative cobalt processes.  This has covered the optimisation of impurity removal, scale-up design work and extensive filtration, thickening and pumping tests.

Resources

Cautionary Note to U.S. Investors concerning estimate of Measured and Indicated Resources.

The Company advises U.S. investors that while the terms “Measured resources” and “Indicated resources” are recognized and required by Canadian regulations, the U.S. Securities and Exchange commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

MineNet Consulting Mining Engineers of South Africa (“MineNet”) were commissioned by the Company to carry out geological and mining studies and to provide supervision and quality assurance for the site investigation programme on the Kolwezi Tailings Project.  A drilling and sampling campaign at the Kolwezi Tailings Project was carried out between May and August 1997, from which a sample library was established.  A second campaign of density measurements was conducted during October 1997.  The resource estimate as calculated by MineNet in the preliminary work on the Kolwezi Tailings Project and as audited by Dr. Isobel Clark of Geostokos Limited for the Kolwezi Tailings Project are 112.8 million tonnes of ore at an average grade of 1.49% copper and 0.32% cobalt.  The cut-off grade used for these estimates was zero.  Some 97% percent of these resources are in the measured category, the balance being in the indicated resource category.  This geological resource has been estimated in accordance with the Canadian Institute of Mining and Metallurgy guidelines, which are different from the guidelines set forth in Guide 7 under Item 802 of Regulation S-K.  See “Glossary.”  Dr. Clark is a qualified person within the meaning of Canadian National Instrument 43-101.

Progress during Fiscal Year 2005

During the first quarter of fiscal year 2005, the first part of the DFS, a scoping study analyzing different initial production levels, was completed.  As a result, it was decided that the Kolwezi Tailings Project will be designed to produce initially approximately 5,500 tonnes of cobalt and 30,000 tonnes of copper annually.  Thus in January 2005 the main part of the DFS commenced which focussed initially on alternative cobalt process options involving a significant amount of additional testwork.  All these results when combined with the pilot plant data provided a large database of metallurgical knowledge resulting in a solid basis for the flowsheet selection and design.

In parallel with the metallurgical aspects of the DFS, work commenced on detailed logistics and transport studies, negotiations with SNEL (the DRC power supply company), in-country construction capabilities as well as water supply, and tailings dam design.

The DFS, which will estimate construction and operating costs to within +15% and –5% based on these levels, is now expected to be completed in the first quarter of calendar 2006.

In May 2005, the Environmental Adjustment Plan (“EAP”) for the Kolwezi Tailings Project was filed with, and in August 2005 approved by, the Ministry of Mines’ Direction chargée de la Protection de L’Environnement Minier in the Democratic Republic of Congo (“DRC”).  The approval of the EAP is the official endorsement that the Company’s planned development of Kolwezi can proceed, as it will fulfil all legislative requirements of the DRC’s Mining Code and associated Mining Regulations.  Complementary work continued throughout fiscal year 2005 to produce an ESIA conforming to World Bank Guidelines and “Equator” principles, and is scheduled for completion in the first quarter of calendar 2006.

During fiscal year 2005, a high level risk assessment of the Kolwezi Tailings Project was carried out by Aon Limited following their appointment as insurance adviser and broker.  In July 2005, a Preliminary Information Memorandum was distributed to potential project financiers and discussions progressed with them thereafter.  Negotiations with product off-takers were progressed throughout the year.

In August, 2005, the Company announced that the Board of Directors of KMT had unanimously resolved to become a signatory of the Extractive Industries Transparency Initiative (“EITI”).  The EITI is a coalition of governments, companies, civil society groups, investors and international organisations whose objective is improved governance in resource rich countries through the full publication and verification of all payments to governments by companies in the oil, gas and mining sectors and a corresponding publication of all receipts from the natural resource sectors by governments.

Of potential relevance to, but not part of the Kolwezi Tailings Project per se, the subsurface exploration rights for cobalt and copper under the whole of the Kolwezi tailings project licence area were secured on August 24, 2005, by Roan Prospecting & Mining Sprl pursuant to a renewable licence, which has a validity of five years, issued by the Mining Cadastre and endorsed by a Ministerial Decree (n˚ 455/cab min/01/2005) signed by the Minister of Mines.  An exploration programme for a number of targets in this area is under preparation by the Company.  In addition, on November 1, 2005, the Company announced that Roan Prospecting & Mining Sprl had also secured quarry exploration rights for limestone and aggregates in proximity to the Kolwezi Tailings Project. The renewable licences have an initial term of one year and cover ten concession areas: eight for limestone, and two for aggregates: products essential for the Kolwezi Tailings Project’s construction and operation.

Kipushi Project, DRC

The Kipushi zinc-copper mine is unique among the major ore bodies of the Central African Copper Belt.  It is a hydrothermal deposit cross-cutting the stratigraphy and was generated by completely different processes from those responsible for the nearby stratiform copper/cobalt deposits.

The Company has an exclusive option agreement, as described more fully below, relating to a potential redevelopment of the Kipushi zinc-copper mine (the “Kipushi Project”) in joint venture with Gécamines.

Location and Access

The town of Kipushi and the Kipushi Project are located adjacent to the border of Zambia about 30 km from Lubumbashi within the DRC.  Access is via a tarmac road that is in a good state of repair.

History of the Property

Mining at the Kipushi Project commenced in 1925 and continued until 1993 when the mine was closed. The Kipushi mine, then known as the Prince Leopold mine, was operated by Union Minière of Belgium from 1925 until 1967 when Union Minière's mining assets were nationalised by the Zairean government, following which the Kipushi mine was operated by Gécamines. Since the early 1990s, production and maintenance problems have curtailed the output of Gécamines. A foreign exchange crisis caused a lack of spare parts and supplies, which in turn led to the cessation of production from the Kipushi mine. Over the duration of its operation, the Kipushi mine produced 60 million tonnes of ore grading 6.8% copper and 11.0% zinc.

During the year ended October 31, 1996, the Company entered into a two-year agreement with Gécamines relating to placing the Kipushi mine back into production.  The Company agreed to prepare, at its expense, feasibility studies covering the rehabilitation of, and resumption of production at, the Kipushi mine, various options for processing the copper-zinc ore, and an examination of the viability of the re-treatment of existing tailings.  Under the agreement, the Company had the exclusive right to examine the Kipushi mine, to enter into joint venture agreements for ore processing and tailings processing and to make suitable arrangements for the resumption of production.  The Company was to have acquired an interest in a joint venture for the Kipushi Project if satisfactory results were obtained from the feasibility studies and if satisfactory agreements were negotiated with Gécamines and the government of the DRC relating to income taxes, repatriation of profits and import duties.

During the year ended October 31, 1998, Gécamines confirmed that because of delays in the research of the definition of the mining and metallurgical treatment phase of the Kipushi Project, the Company would not be required to complete the feasibility studies until up to 12 months after the completion of the definition phase.  The Company expects this starting date to occur during 2006.

During 2000, AMFI (since renamed Congolese Zinc Investments Ltd) concluded, with Gécamines' approval, an option agreement with Zincor, (since renamed Kumba Base Metals) under which Zincor could elect to earn up to 50% of AMFI's interest in the Kipushi Project by matching AMFI's direct expenditures on the Kipushi Project to that date.  Zincor is the largest producer of refined zinc in Africa with a 115,000 tonnes per annum electrolytic zinc plant near Johannesburg. In December 2000, following due diligence, Zincor confirmed that it intended to exercise its option.

In January 2002, the Company and Zincor signed (and have since twice amended) the Zincor JV Agreement.  The vehicle for the joint venture will be Zincongo Limited.  The Zincor JV Agreement formalizes the relationship between the Company and Zincor, and grants Zincor (since renamed Kumba Base Metals) the right to earn up to a 50% shareholding in Zincongo by funding $3,500,000 of expenditures on the Kipushi Project.

During fiscal year 2003, work was carried out on environmental aspects of the Kipushi Project. AMFI and Zincongo also put forward proposals for revisions to the original framework agreement with Gécamines to reflect the introduction of the DRC's new mining code, and covering such issues as investor returns, project finance and dividend distributions.  It was mutually agreed, however, that priority should be given to finalising the Kolwezi CoA.  Following the execution of the latter in March 2004, negotiations on the proposed revisions to the Kipushi Framework Agreement were planned to recommence.  Meetings were, however, postponed pending Gécamines’ detailed review of, and response to, the proposals previously submitted by the Company and Zincongo.

Negotiations with Gécamines on the proposed revisions to the original framework agreement, covering such issues as equity ownership, project finance and dividend distributions, and reflecting the introduction of the DRC's new mining code, began in fiscal year 2005.  The Company agreed to carry out a preliminary technical and economic reassessment of Kipushi to determine its potential commercial viability in current market conditions, to appraise the mine’s physical condition, and to identify key areas for detailed investigation in a subsequent Feasibility Study and associated Environmental and Social Impact Assessment.  In addition to updating and re-evaluating previous studies, the reassessment was to consider a range of possible concentrate products, and evaluate the production of calcine and sulphuric acid.  The cost of this reassessment is being shared equally between the Company and Kumba Base Metals.  Once the results of the technical and economic reassessment are available, negotiations with Gécamines are expected to resume.  After agreement on the revisions to the framework agreement has been reached with Gécamines, and necessary DRC Governmental approvals have been obtained, the feasibility study will commence.  Assuming a favourable outcome to this study and the availability of finance on acceptable terms, the Kipushi Project will then proceed.  There can be no assurance that the feasibility study will conclude that the Kipushi Project is economically viable, or that the Kipushi Project will proceed as planned. See “Note Regarding Forward-Looking Statements.”

At October 31, 2005, the Company had deferred costs of $4,538,897 as compared to $4,397,126 in the fiscal year ended October 31, 2004.

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

Surface/Mine Facilities

There is extensive infrastructure on the surface, which is in a poor state of repair.  The underground workings are believed still to be in excellent condition.  Some upgrading and renovation must be done before Kipushi produces again, but the Company believes that the mine can be rehabilitated relatively quickly and without major capital expenditure.  Pending the outcome of the feasibility study, however, Gécamines will face an ongoing urgent need to invest in the refurbishment and maintenance of the underground pumping facilities.

Resources

Measured and indicated mineral resources at the Kipushi Project as calculated by Gécamines and verified by Neil Scott of International Mining Consultants Limited (a division of IMC Group Consulting Limited) in August, 2003, total *16.9 million tonnes grading 16.70% zinc and 2.32% copper and are as set out in the following table.  The cut-off grade used for these estimates was zero.  Neil Scott is a qualified person within the meaning of Canadian National Instrument 43-101.

Cautionary Note to U.S. Investors concerning estimate of Measured and Indicated Resources.

The Company advises U.S. investors that while the terms “Measured resources” and “Indicated resources” are recognized and required by Canadian regulations, the U.S. Securities and Exchange commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Resource Classification	Levels	Tonnes	Cu		Zn
			%	Tonnes	%	Tonnes
Measured	100-1150	3,711,000	2.01%	74,591	2.05%	76,076
Measured	1150-1295	5,221,000	2.89%	150,887	15.57%	812,910
Sub-Total		8,932,000	2.53%	225,478	9.95%	889,986
Indicated	1295-1500	8,029,000	2.09%	167,806	24.21%	1,943,821
Total		16,961,000	2.32%	393,284	16.70%	2,832,807

* Note: this geological resource was estimated in accordance with the Canadian Institute of Mining and Metallurgy guidelines (now replaced by definitions), which are different from the guidelines set forth in Guide 7 under Item 802 of Regulation S-K.  See “Glossary.”

Cuango Properties, Angola

Under a share purchase agreement dated May 21, 1998, the Company acquired 100% of IDAS Resources N.V. (“IDAS”), which company was a 50% joint venture partner with Endiama, the Angolan diamond company wholly owned by the Angolan state, in a mining lease and a prospecting lease covering respectively approximately 3,700 and 36,000 square kilometres in the Cuango valley and its environs.  The Company’s 100% interest in IDAS was acquired for $500,000 cash and the issuance of 676,655 common shares of the Company having a value of $1,750,000 and the assumption of certain liabilities.  The vendors also retained a 20% net profit interest in production from the Cuango Properties, to a maximum of $56,000,000.  A further 10% net profit interest, to a maximum of $28,000,000 was already held by an Angolan group, by way of an agreement made with IDAS prior to the acquisition of IDAS by the Company.

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

However, matters progressed ever more slowly, and in September 2004 it became clear that Endiama had repudiated its contractual obligations towards IDAS.  After taking legal advice, the Company announced it would be seeking legal redress.  The filing of the suit was delayed pending the outcome of representations at senior government levels.  When no response was received, the Company filed a legal suit against Endiama in the state court in Dallas, Texas, United States of America, in May 2005, citing breach of contract, negligent misrepresentation and other causes of action, and seeking damages, including loss of benefits, costs and expenses incurred in connection with IDAS’s efforts to acquire and develop the licences, and professional fees.  Although the Company has been advised by counsel that it has a strong case against Endiama, the outcome of litigation can never be predicted with certainty.

Zambia

Under the Company's Joint Venture with Kumba Base Metals on the immediately adjoining Kipushi Project in the DRC, Kumba Base Metals has an option to become involved in any zinc and copper development by the Company of the Solwezi licence area.  The Company accordingly did not plan to undertake further exploration work on Solwezi until discussions had been held on possible joint exploration work.  No such discussions had taken place by the end of fiscal year 2002; at which time, reflecting the lack of activity, the Company reduced the carrying value of the Solwezi property to $1 in accordance with Canadian GAAP.  The licence for Solwezi expired on January 28, 2004, and it was only in October 2005 that the Company received the licence that it had applied for covering a reduced area of 441 square kilometres.  The licence contained minor defects which the Company is seeking to rectify.  Discussions will be held regarding work programmes in 2006.  The Company’s expenditures on such work programmes are not expected to be material, and will be funded from the Company’s existing resources.

Item 5.

Operating and Financial Review and Prospects.

The Company is a natural resource company, engaged in the acquisition, exploration and development of precious stones and precious and base metal mineral properties.  The Company does not have any producing properties at this time.

The Company is in the process of exploring and evaluating its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.  In accordance with Canadian generally accepted accounting principles, the Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral properties until such time as mineral properties are put into commercial production, sold or abandoned.  If commercial production commences, these capitalized costs will be amortized prospectively on a unit-of-production basis.  If the mineral properties are abandoned, the related capitalized costs are expensed.  On an on-going basis, the Company evaluates each property based on results to date to determine the nature of exploration, other assessment, and development work, if any, that is warranted in the future and the potential for recovery of the capitalized costs.  If there is little prospect of future work on a property being carried out within a three year period from completion of previous activities, the deferred costs related to that property or project are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required.  The Company capitalizes costs related to evaluation of major mineral property projects to which the Company has contractual rights, but for which acquisition, joint venture or option agreements are not yet entered into, or which it is evaluating with a view to possible acquisition.  These capitalized costs will be reclassified to mineral properties when acquisition, joint venture or option agreements are entered into or the Company otherwise secures its rights to the mineral properties.  On an on-going basis, the Company evaluates each mineral property project based on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future and the potential for recovery of the capitalized costs.  If there is little prospect of future work on a mineral property project being carried out within a three year period from completion of previous activities, the deferred costs related to that mineral property project are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required.  If the Company is not successful in acquiring the mineral properties or in entering into joint venture or option agreements or abandons the project, the related capitalized costs are expensed.  The amounts shown for mineral properties and for mineral property evaluation costs represent costs incurred to date less write-downs, and are not intended to reflect present or future values.  Furthermore, the Company does not acquire properties or conduct exploration work on them on a pre-determined basis.  As a result there may not be predictable or observable trends in the Company’s business activities and comparisons of financial operating results with prior years may not be meaningful.

For the purposes of United States generally accepted accounting principles, the Company expenses all evaluation, exploration, development and land use expenditures made prior to commercially mineable deposits being identified.  See Note 12 to the Consolidated Financial Statements of the Company.

At the date of this Annual Report, although a resource, as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects and the CIM Standards (the term “resource” not being a defined term under United States standards), has been identified on certain of the Company’s properties, the necessary work to demonstrate that these resources are economically recoverable has yet to be conducted.  Until a definitive feasibility study is completed on the Company’s properties, there is no assurance that any of the deposits categorized as resources will be converted to reserves.  As such, the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the property, or being able to realize the costs incurred on a subsequent disposal of the property.

The Consolidated Financial Statements utilize estimates and assumptions principally regarding mineral properties, mineral property evaluation costs and going-concern that reflect management’s expectations at the date of preparation.  Events or circumstances in the future, many of which are beyond the control of the Company, may impact these expectations and accordingly could lead to different assumptions and estimates from those utilized in 2005.  Factors that could impact the estimates and assumptions that were made at the date of preparation of the Consolidated Financial Statements are discussed in detail below under the headings “Exploration and Development Risk Factors” and “Financing Risk Factors”.

The following discussion and analysis of the financial condition and operating results of the Company for the three years ended October 31, 2005, 2004 and 2003 should be read in conjunction with the Consolidated Financial Statements and related notes to the financial statements which have been prepared in accordance with Canadian GAAP.  The discussion and analysis set forth below covers the results measured under Canadian GAAP.  Material differences between the application of Canadian GAAP and U.S. GAAP to the Company’s audited financial statements exist as described in Note 12 to the Consolidated Financial Statements.

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

The Company reviews its mineral properties and mineral property evaluation costs for impairment based on results to date and when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable.  Canadian GAAP requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets.  Impairments are recognized when the book values exceed management’s estimate of the net recoverable amounts associated with the affected assets.  The values shown on the balance sheet for mineral properties and mineral property evaluation costs represent the Company’s assumption that the amounts are recoverable.  Owing to the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known.  There are currently no known events that are believed to impact the Company’s current assessment.

The Company expenses all stock based payments using the fair value method.  Under the fair value method and option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options.  Such estimates affect the fair value determined by the option pricing model.

The amounts that the Company records for future income tax assets and liabilities are based on various judgments, assumptions, and estimates.  These include the tax rates and laws that will apply when the temporary differences reverse, and the likelihood that the Company will generate sufficient taxable income to utilize non-capital loss carry-forwards prior to their expiration.  Owing to the numerous variables associated with such judgments, assumptions and estimates, and the effects of changes in circumstances on these valuations, the precision and reliability of the resulting estimates are subject to substantial uncertainties and may change significantly as additional information becomes known.  There are currently no known events that are believed to impact the Company’s current assessment.

Fiscal year ended October 31, 2005 as compared to Fiscal year ended October 31, 2004

The Company incurred a net loss for the year ended October 31, 2005 of $2,618,476, or $0.04 per share, compared to a net loss of $4,210,173, or $0.06 per share, in 2004.

Stock-based compensation expense was $1,103,430 in 2005, compared with $3,004,106 in 2004.  The year-on-year decrease was due both to fewer options being granted, and to fewer options vesting from grants that had been made in prior years.

Administration expenses in 2005 of $3,000,577 decreased from $5,095,351 in 2004, due mainly to the decrease in stock-based compensation expense noted above.  Eliminating the relevant stock-based compensation amount noted above from both years, administration expenses in 2005 totaled $1,897,147, compared to $2,091,245 in 2004.  Decreases were noted in investor relations, salaries and wages, and transfer agent costs.  These decreases were partly offset by increases in professional fees and regulatory authority filing fees.  Future administrative expenses are likely to increase as the Company’s projects progress and the Company grows.

Investor relations costs in 2005 decreased to $297,487 from $326,860 in 2004.  This was primarily due to cost savings that resulted from advancing the date of the Company’s annual general meeting (“AGM”) in Toronto to coincide with one of the Company’s major regular investor relations events in that city, and to reductions in other costs associated with the AGM.  Investor relations costs are expected to increase in preparation for the further financing that is expected for construction of the Kolwezi Project.

Salaries and wages costs in 2005 decreased to $709,643 from $910,012 in 2004.  The decrease was principally due to a higher proportion of salary costs being capitalized to mineral properties and mineral property evaluation costs, which reflected the greater proportion of employees’ time that was utilized on the mining projects in 2005 than in the previous year. In addition, cash bonuses were paid to officers of the Company in 2004, but none was paid during the current year.

Office and administration costs in 2005 decreased to $370,266 from $372,510 in 2004.  These costs are expected to increase when the Head Office moves to larger premises in January 2006 to accommodate the additional staff needed as the Company’s activities grow.

Transfer agent charges were $10,151 in 2005, compared with $15,217 in 2004 when there were some one-off costs relating to the Company’s change of name.

Professional fees in 2005 increased to $326,423 from $290,033 in 2004.  The increase was attributed to both higher accounting and audit fees, and higher legal expenditures due to the increased regulatory environment and a higher level of general business activity.

Regulatory authority filing fees increased to $144,623 in 2005 from $134,339 in 2004.  This increase is due to the higher Ontario Securities Commission and Toronto Stock Exchange ("TSX") fees that resulted from the increase in the Company’s market capitalization.  The increase was partly offset by the lower fees that resulted from the reduced number of share issuances during 2005.

The benefit of higher interest rates obtained on cash deposits was more than offset by lower cash balances throughout the year, and, accordingly, interest income decreased to $351,682 in 2005 from $364,569 in 2004.

The Company recorded a foreign exchange gain in 2005 of $30,646, compared to a foreign exchange gain of $521,515 in 2004.  The year-on-year decrease in the gain primarily reflects the reduction in the Company’s cash balances held in British pounds and Canadian dollars, the overall strengthening of the US dollar against the British pound in 2005 (compared with a significant weakening in 2004), and a smaller weakening of the US dollar against the Canadian dollar in the current year than in 2004.

The Company’s functional currency is the US dollar.  It also maintains bank accounts in Canadian dollars and British pounds, as it incurs expenditures in such currencies on an on-going basis.  As at the end of its 2005 financial year, the Company’s reported US$5.60 million cash balance was comprised of balances of approximately US$1.65 million, CDN$2.51 million, and ₤1.02 million.  At that date, the exchange rates were approximately CDN$1.1771 = US$1.00 = ₤0.5637.  Had the US dollar at that date been 10% lower against both the Canadian dollar and the British pound (i.e. the exchange rates to have been CDN$1.0701 = US$1.00 = ₤0.5125), then the Company’s reported year end cash figure in US dollars would have been US$5.99 million.

The Company’s main priorities are its current Kolwezi and Kipushi Projects in the Democratic Republic of Congo (“DRC”) and the Angola Licences.  In addition, during the last quarter of financial year 2005, the Company’s 99.9% owned subsidiary Roan Prospecting & Mining sprl was awarded the subsurface exploration rights for cobalt and copper under the whole of the Kolwezi Tailings Project licence area.  The Company will continue to evaluate new mineral property acquisition opportunities as they arise.

Fiscal year ended October 31, 2004 as compared to Fiscal year ended October 31, 2003

The Company incurred a net loss for the year ended October 31, 2004 of $4,210,173, or $0.06 per share, compared to a net loss of $3,538,579, or $0.10 per share, in 2003.

Stock-based compensation expense of $3,004,106 in 2004 (2003 - $1,870,310) accounted for the majority of the loss during the year.  The expense resulted from the fair value of the granting of stock options during the year, as well as the vesting of options that were granted in fiscal 2003 or earlier.  The fair value of these options was, in each case, expensed in accordance with the new standards of the Canadian Institute of Chartered Accountants (“CICA New Standards”), which were adopted during fiscal 2003.  The CICA New Standards require that the fair value of all options granted or modified be expensed during the period in which they vest.

Administration expenses in 2004 of $5,095,351 increased from $3,732,468 in 2003, due mainly to the stock-based compensation expense noted above.  Eliminating the stock-based compensation amount noted above, administration expenses in 2004 totaled $2,091,245, compared to $1,862,158 in 2003, after the elimination of stock-based compensation for that year.  Increases were noted in investor relations, office and administration, regulatory authorities filing fees, and salaries and wages.  These increases were partly offset by decreases in professional fees and travel and accommodation expenses.

Investor relations costs in 2004 increased to $326,860, from $196,929 in 2003.  The Company devoted more resources to investor relations in 2004 as its flagship Kolwezi project progressed towards major milestones and as the Company’s institutional shareholder base expanded.  The increase was also partly due to the recording of a full year of consultancy costs for an external investor relations firm that was engaged in late fiscal 2003.  In addition, the Company underwent a rebranding which included the changing of the Company name and the redesign of its external website.

Office and administration costs in 2004 increased to $372,510 from $321,650 in 2003.  The increase was mainly the result of higher insurance and rent costs.  Insurance premiums continued to rise as the Company increased in size, while the rise in rent costs was due mainly to weakening of the US dollar against the British pound.  Office rent and many of the Company’s other office and administration costs are incurred in British pounds, and so the weakening of the US dollar versus the British pound increased the reported US dollar amounts.  The Company’s functional currency is the US dollar.  It also maintains bank accounts in Canadian dollars and British pounds as it incurs expenditures in such currencies on an on-going basis.  As at the end of its 2004 financial year, the Company’s reported US$16.3 million cash balance was comprised of balances of approximately US$7.1 million, CDN$5.2 million, and ₤2.7 million.  At that date, the exchange rates were approximately CDN$1.2190 = US$1.00 = ₤0.5426.  Were the US dollar at that date to have been 10% lower against both the Canadian dollar and the pound sterling (i.e. the exchange rates to have been CDN$1.1082 = US$1.00 = ₤0.4933), then the Company’s reported year end cash figure in US dollars would have been US$17.2 million.

Professional fees in 2004 decreased to $290,033, from $372,336 in 2003.  This primarily reflected a decrease in accounting costs. In financial year 2003, the Company decided both to expense the 2002 audit fees and to accrue for the 2003 audit fees, thus resulting in effectively a double expense in fiscal 2003.  The 2004 balance reflected only the accrual for the costs of the current (2004) year’s audit.  The decrease was also due to the 2003 amount having included the one-off costs for a financial model that was constructed for the Company.

Regulatory authorities filing fees in 2004 increased to $134,339, from $15,600 in 2003.  This was due mainly to the costs of the Nomad agreement and other on-going AIM costs that came into effect when the Company’s shares were admitted for trading on AIM. This occurred in late September 2003; and as such, only a small portion of these costs was incurred during 2003, compared to a full year charge in 2004.  TSX costs also increased, reflecting the Company’s higher market capitalization.

Salaries and wages costs in 2004 increased to $910,012, from $887,739 in 2003.  During 2004, acting on the Remuneration Committee’s recommendations, the Board awarded bonuses to, and revised the salaries of, a number of senior employees of the Company.  There were no such bonus awards in 2003.  In addition, UK based Head Office staff were all paid in British pounds and, as already mentioned, the US dollar weakened against the British pound in 2004, thereby increasing the expense amounts reported in US dollars.

Travel and accommodation costs in 2004 decreased to $22,582, from $33,530 in 2003, consistent with a decrease in the number of non-project related trips compared to the previous year.

Much higher average cash balances during most of the year resulted in an increase in interest income to $364,569 in 2004, compared with $20,672 in 2003.  Interest income was expected to be lower in financial year 2005 as cash balances were expected to fall throughout the year, reflecting anticipated expenditures.

Mineral property evaluation costs in 2004 decreased to $906, from $4,021 in 2003, due to further reductions in such activity as the Company continues to focus its efforts on progressing its existing projects.

The Company recorded a foreign exchange gain in 2004 of $521,515, compared to a foreign exchange gain of $171,863 in 2003.  The increase in the foreign exchange gain was consistent with the decline in the US dollar against both the British pound and Canadian dollar.  The Company completed a prospectus offering at the end of September 2003, a private placement in January 2004, and warrants and options were exercised at various times during the year.  The proceeds from these were received and, in part, held in Canadian dollars and British pounds, both of which currencies increased in value in relation to the US dollar in the latter part of the 2003 financial year and over the 2004 financial year.  Owing to the large sums of money involved, this caused large foreign exchange gains.

B.

Liquidity and Capital Resources.

As at October 31, 2005, the Company had cash and cash equivalents of $5,595,972, compared to $16,264,314 at October 31, 2004.  Working capital as at October 31, 2005 was $3,794,668, compared to $15,113,846 at October 31, 2004.  The year-on-year decreases in cash and cash equivalents, and in working capital, were the result of the operating activities discussed above, and the investments made in the Company’s various Mineral Property Projects discussed below.

Cash proceeds of $58,317 were received from exercises of stock options during the 2005 financial year.  No warrants were exercised during the year.  Subsequent to the balance sheet date, the Company completed a private placement of 6,000,000 common shares for gross proceeds of CDN$10,200,000.

Total assets at October 31, 2005 were $32,581,947 (2004 - $33,278,894; 2003 - $26,396,636).  The decrease in total assets during financial year 2005 is due mainly to cash expenses on administration costs exceeding the amount of interest earned, and minimal cash funding received, during the financial year.

No cash dividends have been declared in any of the three most recently completed financial years.

The Company’s Consolidated Financial Statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has incurred losses since inception, and the ability of the Company to continue as a going concern over the long term depends upon its ability to develop profitable operations and to continue to raise adequate financing.  Management believes that the Company has the ability to fund planned development activities for financial year 2006 from existing and anticipated cash resources and, if necessary, will be able to raise financing in capital markets or from other third party participants in its projects.

However, management notes that its ability to finance additional exploration, other assessment and development work on its resource properties is contingent on the outcome of such activities, and the availability of financing in capital markets: factors which may be beyond the Company’s control.  There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations and commitments.  Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the Company’s balance sheets, and insolvency and liquidation, with a total loss to shareholders, could result.

 Mineral Property Projects

As at October 31, 2005, amounts capitalized in respect of mineral properties were $21,760,738.  The increase, from $12,129,625 as at October 31, 2004, is the result of exploration and development costs incurred during the year.  Capitalized mineral property evaluation costs increased to $4,538,897 at October 31, 2005, from $4,397,126 at October 31, 2004, reflecting net costs incurred in relation to the Company’s Kipushi Project.

Kolwezi Project, DRC

Since October 1998, the Company’s subsidiary Congo Mineral Developments Limited (“CMD”) (incorporated in the British Virgin Islands) has signed and/or initialed various agreements with La Générale des Carrières et des Mines (“Gécamines”) and/or the Government of the Democratic Republic of Congo (“GDRC”), governing the terms of the Kolwezi Project (the “Project”).  In March 2004, CMD, the GDRC, and Gécamines signed a Contract of Association (“CoA”) governing the Project and the ownership and management of Kingamyambo Musonoi Tailings S.A.R.L. (“KMT”), the company incorporated earlier that month in the Democratic Republic of Congo to own the mining title to the tailings and develop the Kolwezi Project.  In accordance with the CoA, the Tailings Exploitation Rights (“TER”) have been transferred to KMT.

The Company initially owned 82.5% of KMT, with Gécamines and GDRC owing 12.5% and 5.0% respectively.  The CoA recognizes the framework agreement entered into by the Company in February 2003 for the International Finance Corporation (“IFC”) and the Industrial Development Corporation of South Africa Limited (“IDC”) to participate in the Project.  During fiscal 2005, the IDC and IFC both informed the Company that, subject to certain conditions precedent, they would be exercising options under that framework agreement to acquire interests in KMT and CMD; and on November 1, 2005 the IDC and IFC signed definitive agreements to acquire, respectively, 10% and 7.5% interests in KMT.  On completion of these transactions the Company’s interest in KMT will be reduced to 65%, and CMD is scheduled to receive approximately US$12 million in cash as consideration.

Under the CoA, KMT is to pay Gécamines a total of $15,000,000 as consideration for the TER: $5,000,000 was paid following the transfer to KMT of the TER on May 27, 2004, and $10,000,000 will be paid following the completion of all financing arrangements for the Project.  The latter amount is to be provided to KMT by CMD and other participating parties such as the IDC and IFC, based on their pro rata ownership of the Project excluding Gécamines’ and GDRC’s shareholdings.  Under the CoA, during each year from the start of production until senior debt and subordinated loans (including all interest thereon) have been fully reimbursed, Gécamines is to receive an annual dividend of the greater of its pro rata dividend entitlement and 2.5% of free cash flow (as defined).  Thereafter, Gécamines will be entitled to its pro rata annual dividend entitlement plus, if applicable, an additional dividend reflecting 10% of the excess above $10.00 (adjusted for inflation) of the average price per pound realized for cobalt sold in that year.

CMD and the participating parties are to complete technical and commercial studies of feasibility, carry out an environmental impact study, draw up an environmental management plan, and obtain commitments for financing the Project by November 27, 2007 (a time period of three years and six months from the transfer date of the TER).

During 2005, work continued on the second stage of the Environmental and Social Impact Assessment, and, in May 2005, an Environmental Adjustment Plan (“EAP”) was submitted to the regulatory authorities in the Democratic Republic of Congo (“DRC”).  During August 2005, the Company received approval of the EAP from the DRC Ministry of Mines’ Direction chargeé de la Protection de l’Énvironnement Minier (“DPEM”).  The letter accompanying the “favourable environmental opinion” noted that the work on the EAP had been very substantial and “particularly diligent”.  The approval of the EAP is the official acknowledgement that the proposed development of Kolwezi satisfies the requirements of the DRC Mining Code, and associated regulations, and may proceed.

Much of the necessary feasibility study work has been completed.  In particular, the resource is clearly established: as too is the process flowsheet, following a substantial and fully integrated pilot plant programme in 2000 – 2001 and a major programme of scale-up and other testwork and on impurity removal optimisation carried out during financial year 2005.

In November 2004, a joint venture of Murray & Roberts and GRD Minproc completed the first phase of the Definitive Feasibility Study (“DFS”), a scoping study analyzing different production levels.  It was concluded that the initial design capacity of the plant should be to produce 5,500 tonnes of cobalt and 30,000 tonnes of copper annually, and work is now underway to complete the DFS on that basis.  The DFS, which will estimate capital and operating costs to within +15% and –5% based on these levels is expected to be completed in March 2006.

In parallel with the DFS, negotiations have continued on a long term electricity supply contract for the Project, on long term sales agreements and marketing arrangements for the Project’s output of cobalt and copper, and on preparations for project financing, including the issuing of a Preliminary Information Memorandum to potential lenders to the Kolwezi Project.  Capital expenditures to construct the Project are expected to be approximately $325 million, which the Company anticipates financing by way of a combination of project debt and equity interests and/or the issuance of debt and equity interests of the Company.

During 2005, the Company appointed Sullivan & Cromwell to advise on the legal aspects of the financing of the Kolwezi Project, and Aon to advise on the insurance aspects of the project.

During August 2005, the Board of Directors of KMT unanimously resolved that KMT become a signatory of the Extractive Industries Transparency Initiative (“EITI”).  The EITI’s objective is improved governance in resource-rich countries, through the full publication and verification of all payments to governments by companies in the oil, gas and mining sectors, and a corresponding publication of all receipts from these natural resource sectors by governments.  The DRC Government has endorsed the EITI, and is currently considering how best to implement the initiative. KMT will be the first mining company in the DRC to join the EITI.

The costs to complete the DFS and the ESIA, and to progress the Project to a go-ahead decision, are expected to be funded from the IDC and IFC payments mentioned above and from the Company’s existing resources, including the funds from a private placement that was completed after the end of the 2005 financial year.  Further funding will, as mentioned, need to be raised if a decision is made to proceed with construction and commercial production.

Kipushi Project, DRC

During the year ended October 31, 1996, the Company entered into a two year exclusive framework agreement (the "Gécamines Agreement") with Gécamines relating to the rehabilitation of the Kipushi zinc and copper mine in the southern region of the Democratic Republic of Congo (the “Kipushi Project”).  During the year ended October 31, 1998, the Company received confirmation from Gécamines that, because delays have occurred in the research of the definition of the mining and metallurgical treatment phase of the project, requirements for the completion of feasibility studies by the Company will be delayed until a period of up to 12 months after the completion of this definition phase.  The Company expects this starting date to occur during 2006.

As part of the Gécamines Agreement, the Company has agreed to prepare, at its expense, feasibility studies covering the rehabilitation and resumption of production at the Kipushi mine, various options for processing the zinc-copper ore, and an examination of the viability of the re-treatment of existing tailings.  The Gécamines Agreement gives the Company the exclusive right to examine the Kipushi mine, to enter into joint ventures for ore processing and tailings processing, and to make suitable arrangements for the resumption of production.  The Gécamines Agreement does not give the Company any interests in the Kipushi Project.  The Company will only acquire interests in the Kipushi Project if satisfactory results are obtained from the feasibility studies, and if satisfactory agreements can be negotiated with Gécamines and the GDRC.  The agreement also specifies that the Company and Gécamines will collaborate on exploration and development over the area of certain Gécamines concessions.

On July 17, 2000, the Company entered into an option agreement (the “Option Agreement”) with the Zinc Corporation of South Africa Limited, since renamed Kumba Base Metals Limited (“Kumba”).  Pursuant to the Option Agreement, Kumba had an option to elect to earn up to a 50% interest in the Kipushi Project.  During the year ended October 31, 2001, following the performance of due diligence, Kumba exercised its option to participate in the Kipushi Project.

On January 30, 2002, the Company signed, and has since twice amended, a joint venture agreement with Kumba. Under this, Kumba can earn up to 50% of the Company’s interest in the Kipushi Project by incurring $3,500,000 (less already recognized expenditure by Kumba of $300,000) of expenditures on the Project, including the conducting of feasibility studies.  Kumba is not obliged to continue with the feasibility studies until commercial agreements for the rehabilitation and resumption of the Kipushi mine have been entered into between the Company, Kumba and Gécamines, security of tenure is achieved via an agreement with Gécamines, and Governmental approval is received.   Kumba’s expenditures are required to be over a 28 month period commencing with the completion of these items, which must be no later than October 31, 2006, otherwise the joint venture agreement will terminate.

In fiscal year 2003, the Company and Gécamines agreed that priority should be given to finalising the Kolwezi Contract of Association (“Kolwezi CoA”).  Following the execution of the Kolwezi CoA in March 2004, negotiations on the proposed revisions to the Kipushi Framework Agreement were planned to recommence.  Meetings were, however, postponed until after the end of fiscal year 2004, pending Gécamines’ detailed review of, and response to, the proposals previously submitted by the Company.

Gécamines’ response was received during the quarter ended January 31, 2005, and, following discussion as to the appropriate way to take the Kipushi Project forward, the Company began a technical and economic reassessment of the project during the quarter ended July 31, 2005.  Direct expenditures on the reassessment are being shared equally with Kumba.  This reassessment will be followed by negotiations to finalize the revisions to the Gécamines Agreement.  Once agreement on the revisions has been reached, and necessary approvals have been obtained from the government of the DRC, the Company expects that a full feasibility study of the project will be undertaken.

Angola Licences

During the year ended October 31, 2001, the Government of Angola awarded two licences to Endiama E.P. (“Endiama”), the Angola state mining company, for properties to be explored and developed with the Company’s wholly owned subsidiary, IDAS Resources N.V. (“IDAS”), a Netherlands Antilles company.  These properties are a prospecting licence, which comprises approximately 2,690 km² in the Cuango River floodplain, and an adjacent exploitation licence (“Camutue”), which comprises approximately 246 km².  Both licenses are in the Provinces of Luanda-Norte and Malange, Angola.

IDAS had been acquired by the Company in 1998, and under the terms of the share purchase agreement, the vendors retained a net profits interest equal to 20% of the profits, to a maximum of $56,000,000, resulting from IDAS’ share of income from operations of its then Angola mineral properties.  The covered properties include the licence areas mentioned above.  “Profits” means the actual and distributable proceeds received by IDAS from the properties, to be calculated based on international generally accepted accounting principles.

During the year ended October 31, 2002, IDAS entered into a Heads of Agreement with Endiama and Twins Ltd. (“Twins”), a company representing private sector Angolan interests.  The Heads of Agreement governed the ownership, the structure, and the other obligations of these parties, in the joint venture to be formed to exercise the rights of exploration and exploitation of the two licences in Angola.  These included the formation of a new company (“Luminas”) to exercise these rights, in which IDAS was to own 51% of the share capital for the period of time that any loans to Luminas by IDAS remained outstanding.  Endiama was to own 38% and Twins 11% of Luminas’ share capital.  The financing of the project was to be undertaken by IDAS.  Once the loans had been repaid in full, IDAS was to own 49%, Endiama 38% and Twins 13%.  IDAS also verbally agreed, and subsequently completed formal drafting of, arrangements with Twins to ensure IDAS’ continued voting control of Luminas.  The Heads of Agreement, and a subsequent agreement entered into by the parties in December, 2002, set out the repayment terms of the loans from cash flows, and called for a minimum investment of $1,500,000 by IDAS for each of the two licences.  IDAS was to pay 10% of its dividends to Endiama during the first eighteen months of production.  The board of directors of Luminas was to be comprised of five members, three of whom were to be nominated by IDAS.  However, IDAS was unable to progress matters further, and the Company believes Endiama has repudiated its contractual obligations.  Consequently, the Company filed a legal suit against Endiama in the state court in Dallas, Texas, United States of America, in May 2005, citing breach of contract, negligent misrepresentation and other causes of action, and seeking damages including loss of benefits, costs and expenses incurred in connection with IDAS’s efforts to acquire and develop the licences, and professional fees.  Although the Company has been advised by counsel that it has a strong case against Endiama, the outcome of litigation can never be predicted with certainty.

Solwezi Property, Zambia

The Company held a prospecting licence, covering approximately 950 km², in the Solwezi District in the Republic of Zambia, adjacent to the border of the DRC near the Kipushi mine.  A drilling and exploration programme carried out in financial year 2000 concluded that, although economic grades were not encountered, the mineralization intersected was similar to the Kipushi deposit and could indicate deeper mineralization.  As the Company had not incurred any significant expenditures on the property since early in its 2000 fiscal year, it wrote down the property to $1 during the year ended October 31, 2002, in accordance with Canadian generally accepted accounting principles.

In 2004, the Company applied for a renewal of its then expiring licence in relation to a reduced area of 441 km².   This was received in October 2005, and is valid until September 30, 2006.

General Risk Factors

The Company is exposed to a number of general risks that could impact its assets and liabilities, financial position, and future prospects.  Some risks are substantially outside the control of the Company.  These include:

•

Changes in the general economic outlook may have an impact on the Company and its level of exploration and development activities.  Such changes include:

-

adverse changes in cobalt, copper, zinc and diamond prices, and in exchange rates, reducing the economic viability of projects.

-

adverse changes in governmental regulations including those relating to prices, taxes, royalties, land tenure and use, the environment, remittability of foreign currency, and the importing and exporting of minerals.

-

weakness of the equity and share markets in Canada, the UK, and throughout the world.

•

Failure of counterparties to meet their obligations under sales contracts or joint venture agreements.

•

Civil unrest and armed conflicts, which have previously existed in the DRC and Angola.

Exploration and Development Risk Factors

Mineral exploration and development involves a high degree of risk, and few properties that are explored are ultimately developed into producing mines.  There is no assurance that the Company’s exploration and development activities will result in the establishing of commercial bodies of ore or minerals.  The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programmes, which may be affected by a number of factors.  These include:

•

The Angolan and Zambian resource properties in which the Company has an interest are in the exploration stages only, and are without a known body of commercial ore or minerals.  Endiama has repudiated its obligations under the agreements with the Company regarding the Angolan interests.

•

Development of the Company’s resource properties will only follow upon obtaining satisfactory results of property assessments.  These assessments include the particular attributes of the mineral deposit (including, the quantity and quality of the ores, and the proximity to, or cost to develop, infrastructure for extraction); the cost of finance; mineral prices; and the competitive nature of the industry.

•

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

•

The joint venture agreement on the Angolan project is subject to the ratification and approval of the Angolan Council of Ministers.

•

The agreement with Gécamines does not give the Company any interest in the Kipushi Project.  The Company will only acquire an interest in the Kipushi Project if satisfactory agreements can be negotiated with Gécamines and the GDRC.

•

The Company’s mineral operations are located in emerging nations, and consequently may be subject to a higher level of risk compared to developed countries.  Operations, the status of mineral property rights, and the recoverability of investments would be affected by changing economic, regulatory and political situations in Angola and the DRC.

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

Outlook

The Company’s focus is on the evaluation of its existing Mineral Property Projects in the DRC and Angola.  Subject to satisfactory exploration and feasibility results and the availability of the required financing on acceptable terms, the Company intends then to develop the Mineral Property Projects.

Specifically, the Company intends to:

•

complete a Definitive Feasibility Study including, inter alia, an Environmental and Social Impact Assessment on the Kolwezi Project, and progress negotiations with project financiers, engineering contractors, product off-takers and risk insurers, with the aim of being in a position to decide in the last quarter of Financial Year 2006 whether to proceed with construction;

•

negotiate, in association with Kumba, the necessary modifications to the framework agreement with Gécamines, and secure tenure with regard to the Kipushi Project;

•

through its joint venture with Kumba, conduct a feasibility study on a phased project for the Kipushi Project;

•

if Endiama remedies its repudiation of the agreements with IDAS,  incorporate Luminas to commence evaluation of the Camutue exploitation licence and exploration of the Cuango River Floodplain prospecting licence at the earliest opportunity;  failing which, continue to seek legal redress for such repudiation;

•

continue to evaluate new mineral property acquisition opportunities as they arise;

•

finance these activities through a combination of existing resources, debt or additional equity financings of the Company, and/or project debt or equity financings.

Actual results in the future may differ materially from our present assessment of the Company’s position because future events and circumstances may not occur as expected.

Selected Quarterly Information

	2005							2004
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total

Administration costs	$901,893	$894,322	$397,080	$807,282	$3,000,577	$ 867,828	$ 2,321,152	$ 973,368	$ 933,003	$ 5,095,351

Interest income	$110,172	$99,126	$81,339	$61,045	$351,682	$ 51,962	$ 111,048	$ 99,765	$ 101,794	$ 364,569

Other income	$ -	$ -	$ -	$288	$288	$ -	$ -	$ -	$ -	$ -

Mineral property evaluation costs	$ -	$ 43	$ 79	$393	$515	$ 731	$ -	$ 38	$ 137	$ 906

Foreign exchange loss (gain)	$(49,904)	$12,044	$169,954	$(162,740)	$(30,646)	$ (102,716)	$ 255,687	$ (272,468)	$ (402,018)	$ (521,515)

Loss for period	$741,817	$807,283	$485,774	$583,602	$2,618,476	$ 713,881	$ 2,465,791	$ 601,173	$ 429,328	$ 4,210,173

Basic and diluted loss per share	$0.01	$0.01	$0.01	$0.01	$0.04	$ 0.01	$ 0.04	$ 0.01	$ 0.01	$ 0.06

The principal factors underlying the variations in these quarterly results are the timing of the granting of options, and exchange rate fluctuations (particularly in the value of the US dollar against the Canadian dollar and British pound). In addition, the Company made relatively large options grants in the second quarter of the financial year 2004.  There were no notable unusual events or items in the fourth quarters of 2005 and 2004 that affected the Company’s results of operations for the respective quarters.

C.

Research and Development, Patents and Licenses, etc.

The work on the Kolwezi pilot plant program yielded an invention relating to the removal of impurities in the cobalt circuit, for which CMD made a patent application in the DRC which is pending.  (As part of the acquisition of AAC's 50% shareholding in CMD, it was agreed the final patent application would be in the joint names of CMD and Anglo Operations Limited).  Further applications, have been made to register the patent in a number of other countries, some of which have been granted and others are pending.  The Company is, however, a natural resource company and does not normally engage in research and development activities.

D.

Trend Information.

The Company is a natural resource company engaged in the acquisition, exploration and development of precious stones and precious and base metal mineral properties.  The Company is in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether its properties and projects contain ore reserves that are economically recoverable.  Consequently, there is no production, sales, or inventory in the conventional sense.  The Company’s financial success will be dependent upon the extent to which it can discover mineralization and the economic viability of developing such properties.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company’s control such as the market value of the metals or precious stones produced.

The Company is not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect upon the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.

Off balance sheet arrangements

The Company has no off balance sheet arrangements.

F.

Tabular disclosure of contractual obligations

The Company is committed to payments under a number of operating leases for office premises and other accommodation for various terms through to March 2008.  The following table lists as of October 31, 2005 information with respect to the Company’s known contractual obligations.

Payments in $1,000’s due by period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3 – 5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations	$284	$161	$123	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	Nil	Nil	Nil	Nil	Nil
Total	$284	$161	$123	$Nil	Nil

In addition to the above, once all financing arrangements for the Kolwezi Tailings Project to proceed with construction have been completed, and based on their pro rata ownership of the Project (excluding Gécamines and the GDRC), CMD and any other participating parties are committed to pay to Gécamines the $10,000,000 balance of the consideration for the Tailings Exploitation Rights (“TER”). (The initial $5,000,000 was paid during the financial year ended October 31, 2004, following the transfer of the TER to KMT).

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

Risk factors that could affect the Company's future results include, but are not limited to, risks inherent in mineral exploration activities and other operating and development risks, competition, environmental regulations, changes to reclamation requirements, volatility and sensitivity to market prices for base metals the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Angola, the DRC, and Zambia, changes in government regulation and policies including taxes, royalties, trade laws and policies, demand for base metals, replacement of reserves and production, receipt of permits and approvals from governmental authorities, and the other risk factors detailed in Item 3.D – Risk Factors, and elsewhere in this Annual Report.

Item 6.

Directors, Senior Management and Employees.

A.

Directors and Senior Management.

The following table lists as of January 17, 2006 the names of the directors and senior management of the Company.  The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company’s Articles.

Name and Country of Residence (1)	Position (s) held	Date of First Appointment	Age
John Bentley(2)(3) (4)(5)(6) England	Director	October, 2003	57
Etienne Denis (4)(5)(6) Belgium	Director	October, 1999	63
Paul C. MacNeill(3) (4) Canada	Corporate Secretary and Director	March, 1998	51
Bernard Pryor England	Chief Operating Officer and Director	August, 1999 as COO October 2003 as Director	48
Timothy Read England	President, Chief Executive Officer and Director	January, 1999	59
Bernard Vavala(2) (3)(4)(6) United States of America	Chairman of the Board and Director	January, 1998	48
Patrick J. Walsh (3)(6) Australia	Director	January, 1998	59
Thomas David Button England	Chief Financial Officer	February, 2001	57

(1)

The information as to country of residence and the details listed below as to the principal occupation of the directors and executive officers is not within the knowledge of the management of the Company and has been furnished by the respective directors and executive officers.

(2)

Member of the Company’s Compliance Committee.

(3)

Member of the Company’s Audit Committee. Mr. MacNeill was a member of the Audit Committee until October 31, 2005.

(4)

Member of the Company’s Remuneration Committee (now replaced by the Compensation Committee).  Mr. MacNeill was a member of the Remuneration Committee  until October 31, 2005.

(5)

Member of the Company’s Technical & Commercial Review Committee.

(6)

Member of the Company’s Nominating Committee

There are no family relationships between any of the directors and senior management.  There are no arrangements or understandings between any director, the executive officers or any other persons pursuant to which any director or executive officer was elected or appointed.  Dr. Denis, a director of the Company, was also a non-executive director of Umicore S.A. until April 2005.  See “Item 7A - Major Shareholders” for further particulars.

Resumes

The following is a brief description of the employment background of the Company’s directors and senior management:

John Bentley, Director

Mr. Bentley has served as a director of the Company since October 3, 2003.  Mr. Bentley is Vice Chairman of Vanco Energy Company.  He is also a director of Osprey Oil & Gas Ltd and Chairman of CDS Oil & Gas Group plc.  He was previously Chief Executive Officer of Energy Africa Ltd from its formation in February 1996 until December 2000, and prior to that he had 25 years in various executive positions in the Gencor Group including a period as Managing Director of Sao Bento Mineracao SA, Brazil from April 1988 until December 1992.

Mr. Bentley has a Bachelor of Technology degree in Metallurgy from Brunel University.

Etienne Denis, Director

Dr. Denis has served as a director of the Company since October 11, 1999.  Dr. Denis is a non-executive director of Cumerio S.A.: a company which was demerged in 2005 from Umicore S.A. (formerly Union Minière S.A.), a mining company in which Dr. Denis was employed from 1974 until April 2003, and of which he remained a non-executive director until the demerger of Cumerio S.A..

Dr. Denis holds a degree of Doctor of Sciences from Catholic University of Louvain in Belgium.

Paul C. MacNeill, Director

Mr. MacNeill has served as a director of the Company since March 19, 1998.  Mr. MacNeill is a lawyer who has practised securities and corporate finance law in Vancouver, British Columbia since 1982.  Prior to November 2002, Mr. MacNeill was a partner and Chairman of the Vancouver, British Columbia law firm of Campney & Murphy. Mr MacNeill is a member of the Bar of the Provinces of British Columbia and Ontario.  Mr. MacNeill provides securities and corporate finance legal advice to a large number of public companies, many of which are engaged in the exploration, development and production of mineral and natural resources properties.

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

Timothy Read, President, Chief Executive Officer and Director

Mr. Read has served as the President, Chief Executive Officer and as a director of the Company since January 15, 1999.  Prior to joining the Company, Mr. Read was Managing Director of Investment Banking at Merrill Lynch in London, England for three years.  Previous to that, Mr. Read was an Investment Banker and the Head of Mining at Smith New Court, also in London.

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

B.

Compensation.

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a)

the Company’s chief executive officer (“CEO”);

(b)

the Company’s chief financial officer (“CFO”); and

(c)

each of the Company’s most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds CDN$150,000.

There were no other individuals in administrative, supervisory or management capacities for the full financial year ended October 31, 2005 for whom disclosure is required in the Company’s home jurisdiction.

As at October 31, 2005, the end of the most recently completed financial year of the Company, the Company had four Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below:

Summary of Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company’s three most recently completed financial years.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position of Named Executive Officer	Financial Year Ending	Salary	Bonus	Other Annual Compensa-tion	Securities Under Options / SARs Granted	Shares or Units Subject to Resale Restrictions	LTIP Pay-Outs	All Other Compen- sation
Timothy Read President & CEO	2005 2004 2003	£226,042 US$165,586 £ 113,051 US$323,097	Nil £ 50,000 Nil	Nil Nil Nil	348,635 1,300,000 Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Bernard Pryor COO	2005 2004 2003	£123,333 US$ 85,850 £ 70,000 US$171,483	Nil £ 23,500 Nil	Nil Nil Nil	226,287 550,000 Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Francois Colette President of Subsidiary (1)	2005 2004 2003	€107,000 US$23,500 US$144,021 US$129,890	Nil US$36,792 Nil	Nil Nil Nil	190,000 300,000 Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
T. David Button CFO	2005 2004 2003	£135,782 £ 99,185 £ 96,990	Nil £ 20,000 Nil	Nil Nil Nil	226,287 440,000 Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil

(1)

Mr. Colette is the President of Congolese Zinc Investments Ltd. (previously America Mineral Fields International Ltd.), a subsidiary of the Company.

Long-Term Incentive Plans - Awards in Most Recently Completed Financial Year

The Company has no Long-Term Incentive Plan in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed financial year.  A "Long-Term Incentive Plan" is a plan providing compensation intended to motivate performance over a period of greater than one financial year, other than a plan for options, SARs (stock appreciation rights) or compensation through shares or units that are subject to restrictions on resale.

Option/SAR Grants During the Most Recently Completed Financial Year

During the most recently completed financial year, the following incentive stock options were granted to the Named Executive Officers.  No SARs (stock appreciation rights) were granted during this period.

Name	Date of Grant	Securities, Under Options Granted (#)	% of Total Options Granted to Employees in Financial year	Exercise or Base Price (CDN$/ Security)	Market Value of Securities Underlying Options on the Date of Grant (CDN$/ Security) (1)	Expiration Date
Timothy Read	October 24, 2005	348,635	21.39%	$1.35	$1.26	October 23, 2010
Bernard Pryor	October 24, 2005	226,287	13.88%	$1.35	$1.26	October 23, 2010
Francois Colette	October 24, 2005	190,000	11.65%	$1.35	$1.26	October 23, 2010
T. David Button	October 24, 2005	226,287	13.88%	$1.35	$1.26	October 23, 2010

(1)

The closing price of the Company’s shares on the Toronto Stock Exchange on the date immediately prior to grant was CDN$1.26.

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

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (CDN$)	Unexercised Options at Financial Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End (CDN$) Exercisable / Unexercisable (1)
Timothy Read	Nil	Nil	1,343,579/305,056	Nil/Nil
Bernard Pryor	Nil	Nil	828,286/198,001	150,000(2)/Nil
Francois Colette	Nil	Nil	491,250/198,750	100,500(3)/19,500(3)
T. David Button	154,972(4)	CDN$125,966	468,286/198,001	Nil/Nil

(1)

“In-the-Money Options” are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price.  The closing market price of the Company’s shares as at Monday, October 31, 2005 was CDN$1.20.

(2)

On May 31, 2001, the Toronto Stock Exchange approved the re-pricing of these stock options to CDN$0.60 per share and the number of options outstanding was reduced from 400,000 to 250,000.

(3)

On May 31, 2001, the Toronto Stock Exchange approved the re-pricing of these stock options to CDN$0.60 per share and the number of options outstanding was reduced from 300,000 to 200,000.

(4)

Of which 100,000 were acquired on exercise, and 54,972 on termination, of options: the latter quantity being reduced to 34,125 with UK income and social taxes settled.

Option and SAR Repricings

There were no options or freestanding SARs held by the Named Executive Officers that were re-priced downward during the most recently completed financial year of the Company.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit/actuarial plan, under which benefits are determined primarily by final compensation and years of service of the Company’s officers and key employees.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company’s Named Executive Officers have employment contracts with the Company and its subsidiaries, the principal terms and conditions of which are as follows:

Named Executive Officer	Annual Compensation (1)	Share Options granted in financial year 2005 (2)	Contract Start	Duration	Paid Termination Notice Period
Timothy Read	£227,250	348,635	January 29, 1999	3 years (3)	12 months (4)
Bernard Pryor	£124,000(5)	226.287	August 1, 1999	2 years (6)	12 months (7)
T. David Button	£84,700 (8)	226,287	January 29, 2001	No fixed term.	12 months (7)

(1)

Effective January 1, 2005.  The Compensation Committee makes recommendations to the Board regarding base salaries and bonuses.  In addition, receipted travel and entertainment expenses are reimbursed and bonuses as may be determined by the Company’s board of directors.

(2)

Unvested options are cancelled immediately on termination, and vested options are cancelled if not exercised within 30 days following termination.

(3)

The initial three year term of Mr. Read’s contract expired in 2002 and thereafter automatically became of no fixed term, and is now subject to the notice periods detailed in (4) below.

(4)

Twelve months’ notice, if terminated by the Company, and twelve months’ notice if terminated by Mr. Read.

(5)

£147,500 with effect from November 1, 2005

(6)

The initial two year term of Mr. Pryor’s contract expired in 2001 and thereafter automatically became of no fixed term, and is now subject to the notice periods detailed in (7) below.

 (7)

Twelve months’ notice, if terminated by the Company, and three months’ notice if terminated by either of Messrs. Pryor or Button.

(8)

Mr. Button’s compensation was based on three working days per week.  If exceeded, then 1/140th of annual salary was paid for each extra day worked.  An amount was also paid equal to 3% of salary in lieu of health insurance.  Mr Button’s contract was altered from 3 days to 5 days per week at a salary of £147,500 from November 1, 2005.

All options held by directors and employees of the Company vest immediately following a change of control involving more than 29.9% of the issued and outstanding securities of the Company.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above.  During the financial year ended October 31, 2005, Bernard Vavala, the Chairman of the Board, received remuneration of $35,958, plus $600 for general expenses and $5,851 for medical expenses; a company, of which Paul MacNeill, a director of the Company, is a shareholder, received $148,090 for legal services provided to the Company; $3,000 for consulting services was paid to John Bentley, a director of the Company; and $9,860 was accrued for consulting services and travel expenses to companies in which Etienne Denis, a director of the Company, has an interest or of which he is a director.

Additionally, during the financial year ended October 31, 2005, Board and Committee Fees were paid to directors as follows:  John Bentley CDN$3,000, Etienne Denis CDN$2,500, Paul MacNeill CDN$4,000, and Patrick Walsh CDN$4,000.

The Company has agreed to pay each member of the board of directors (the “Board”) an attendance fee of CDN$500 per telephonic Board meeting, and CDN$1,000 per physical Board meeting.  The Company has also agreed to pay attendees at committee meetings CDN$250  per attendance, or CDN$500 per day, whichever is applicable.  A Board member attending a Board meeting and an attendee at a committee meeting will not be entitled to the attendance fees where such Board or committee member is, at the date of the relevant meeting, an employee or consultant or Chairman of the Company.

Other than as noted above, the Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Toronto Stock Exchange.  During the most recently completed financial year, the Company granted incentive stock options to purchase an aggregate 1,124,922 common shares to directors, of which 824,922 were to directors who are also officers of the Company.

Executive Compensation Program

The executive compensation program formulated by the Compensation Committee (formerly the Remuneration Committee) is designed to encourage, compensate and reward senior management of the Company on the basis of individual and corporate performance, both in the short term and the long term, while at the same time being mindful of the responsibility that the Company has to its shareholders.  The base salaries of senior management of the Company are set at levels which are competitive with the base salaries paid by companies of comparable or similar size within the mining industry, thereby enabling the Company to compete for and retain executives critical to the long term success of the Company.  Incentive compensation, consisting primarily of the awarding of stock options, is directly tied to the performance of both the individual and the Company.  Share ownership opportunities are provided to align the interests of senior management of the Company with the longer-term interests of the shareholders of the Company.

Base Salaries

The level of the base salary for each employee of the Company, within a specified range, is determined by the level of responsibility and the importance of the position to the Company, within competitive industry ranges. The Compensation Committee (formerly the Remuneration Committee) makes recommendations to the Board regarding the base salaries and bonuses for senior management and employees of the Company.

Bonus

The CEO presents recommendations to the Compensation Committee (formerly the Remuneration Committee) with respect to bonuses to be awarded to the other members of senior management (other than himself) and the other employees of the Company. The Compensation Committee evaluates each member of senior management and the other employees of the Company in terms of their performance and the performance of the Company. The Compensation Committee then makes a determination of the bonuses, if any, to be awarded to each member of senior management (including the CEO) and to the employees of the Company, and recommends such determination to the Board.

Stock Option Plan

The Stock Option Plan is administered by the CEO upon recommendations from the Compensation Committee, and is intended to advance the interests of the Company through the motivation, attraction and retention of key employees, officers and directors of the Company and subsidiaries of the Company and to secure for the Company and its shareholders the benefits inherent in the ownership of common shares of the Company by key employees, officers and directors of the Company and subsidiaries of the Company. The grant of options under the Stock Option Plan is approved by the Board.

The number of common shares of the Company which may be subject to option under the Stock Option Plan in favour of any one individual and in the aggregate is limited under the terms of the Stock Option Plan approved by the shareholders of the Company on April 30, 1998, and cannot be increased without shareholder and regulatory approval.  Options granted under the Stock Option Plan have a maximum term of ten years and are exercisable at a price per share determined by the Board at the time the option is granted, which price may not be less than the closing price of the common shares on the TSX on the last trading day immediately preceding the date of grant of the option.  All grants of options are first reviewed and approved by the Company’s Board.

Compensation of the CEO

The process for the setting of the compensation of the CEO of the Company is the same as for the other members of senior management of the Company. The CEO’s performance is evaluated by the Compensation Committee relative to various objectives set for him and the Company.

C.

Board Practices.

The directors of the Company are elected annually and hold office until the next Annual General Meeting of the members of the Company or until their successors in office are duly elected or appointed.  All directors are elected for a one-year term.  All officers serve at the pleasure of the board of directors.  The Company is scheduled to hold its next Annual General Meeting on March 9, 2006.

The Company’s board of directors has five committees: – an Audit Committee (currently comprised of independent directors  Bernard Vavala, Patrick Walsh and John Bentley, and of which Paul C. MacNeill was a member until October 31, 2005), a Compensation Committee (currently comprised of independent directors John Bentley, Etienne Denis,  and Bernard Vavala), which is a successor committee to the former Remuneration Committee (comprised until October 31, 2005, of John Bentley, Etienne Denis, Paul C. MacNeill, and Bernard Vavala), a new Nominating Committee (comprised of all of the independent directors for the time being), a Compliance Committee (currently comprised of directors John Bentley and Bernard Vavala) and a new Technical & Commercial Review Committee (currently comprised of John Bentley, and Etienne Denis).  The members of each of these committees do not have any fixed terms for holding their positions and are appointed and replaced from time to time by resolution of the directors. Their appointments are subject to the amended Board Mandate and Charter for Board Committees as approved by the Board of Directors on November 11, 2005.

Currently, there are no directors' service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

The Audit Committee now has a specific and extensive Charter set out in the amended Board Mandate and Charter for Board Committees. It is composed of at least three directors, with all appointees being independent and having the ability to read and understand a balance sheet, an income statement and a cash flow statement. At least one member, Bernard Vavala, is an “audit committee financial expert”.  The Audit Committee will assist the Board in fulfilling its responsibilities to oversee the integrity and effectiveness of the Company’s reporting process, the Company’s compliance with legal and regulatory requirements, the qualifications, independence and performance of the Company’s external auditors and the integrity and effectiveness of the Company’s system of internal controls regarding financial reporting and accounting compliance. The Audit Committee is also responsible for handling complaints from employees regarding accounting, internal accounting controls and auditing matters.  The Audit Committee meets on at least a quarterly basis and meets privately at least annually with each of management and the external auditors. The Audit Committee is also required to meet on at least an annual basis with the Company’s legal counsel to review any matters that could have a significant impact on the Company’s financial statements or the Company’s compliance with applicable laws and regulations.

The Compliance Committee administers and monitors compliance with, and provides guidance relating to, the Ethics & Conflict of Interest Policy (as amended) that the Board approved in June 2003 and amended most recently on September 20, 2005.  This Committee did not meet during the fiscal year ended October 31, 2005.

The new Compensation Committee, which succeeded the Remuneration Committee, in consultation with the President and Chief Executive Officer of the Company, reviews and recommends to the Board for approval all matters relating to compensation of executives of the Company.  During the year ending October 31, 2005, the Remuneration Committee met twice.  All appointees to the Compensation Committee are independent. The Committee is responsible for assisting the Board in monitoring, reviewing and approving compensation policies and administering the Company’s share compensation plans.  It also reviews and approves corporate goals for the CEO relevant to his compensation, evaluates the CEO’s performance in light of these goals, and makes recommendations to the Board with respect to the CEO’s compensation.  The Committee also makes recommendations to the Board on the framework of executive compensation, including remuneration packages for each of the directors and officers.  Members of the Compensation Committee are required to meet no fewer than four times a year.

The newly established Nominating Committee is composed of independent directors in consultation with the Chief Executive Officer.  It is responsible for reviewing Board composition under the supervision of the Chair of the Board, analyzing the needs of the Board, identifying and proposing new nominees, establishing and reviewing the selection process for new nominees, ensuring that all new directors receive a comprehensive orientation as to the nature and operation of the Company’s business and ensuring that each director is up-to-date with current information regarding the business of the Company.

The Technical & Commercial Review Committee is also newly established and will have oversight of the formulation of important technical and commercial policies, and of their implementation following Board approval.

D.

Employees.

The following table lists the numbers of employees and their geographical locations as at each of the fiscal years ended October 31, 2005, 2004, and 2003.:

Location	October 31, 2005	October 31, 2004	October 31, 2003
Europe	7	7	7
Africa	45	42	31
Totals	52	49	38

The employees provide management, technical and administrative services for the Company.  The Company considers its employee relationships to be satisfactory. The Company’s employees are not represented by labor unions and the Company is not aware of any attempts to organize the employees.

E.

Share Ownership.

The following table sets forth, as of January 13, 2006, the number of the Company’s Common Shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding Common Shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of Common Shares and underlying options which are exercisable within 60 days from the above date.  The securityholders listed below do not hold any warrants of the Company.

Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Name	Common Shares Owned		Options to Purchase Common Shares Held
	Number	Percent(9)	Number	Exercise Price Can $	Expiry Date
John Bentley	435,000(1)	0.56	250,000 150,000 100,000	1.21 1.80 1.35	October 2, 2008 April 29, 2009 October 23, 2010
Etienne Denis	425,000(2)	0.55	250,000 150,000 100,000	1.50 1.80 1.35	November 23, 2008 April 29, 2009 October 23, 2010
Paul C. MacNeill	379,972(3)	0.49	150,000 150,000 100,000	0.75 1.80 1.35	May 15, 2008 April 29, 2009 October 23, 2010
Bernard Pryor	658,595(4)	0.85	150,000 400,000 226,287	1.50 1.80 1.35	November 23, 2008 May 29, 2009 October 23, 2010
Timothy Read	1,794,093(5)	2.28	1,300,000 348,635	1.80 1.35	April 29, 2009 October 23, 2010
Bernard Vavala	1,134,300(6)	1.46	150,000 485,000 150,000	0.75 1.80 1.35	May 15, 2008 April 29, 2009 October 23, 2010
Patrick J Walsh	425,000(7)	0.55	250,000 150,000 100,000	0.75 1.80 1.35	May 15, 2008 April 29, 2009 October 23, 2010
Thomas David Button	602,411(8)	0.78	110,000 330,000 226,287	1.50 1.80 1.35	November 23, 2008 April 29, 2009 October 23, 2010
All Directors and Senior Management as a group	5,854,371	7.15		-	-

(1)

Comprising 10,000 shares and 425,000 stock options which are exercisable presently or within 60 days.

(2)

Comprising nil shares and 425,000 stock options which are exercisable presently or within 60 days.

(3)

Comprising 54,972 shares and 325,000 stock options which are exercisable presently or within 60 days.

(4)

Comprising 80,309 shares and 578,286 stock options which are exercisable presently or within 60 days.

(5)

Comprising 450,514 shares and 1,343,579 stock options which are exercisable presently or within 60 days.

(6)

Comprising 461,800 shares and 672,500 stock options which are exercisable presently or within 60 days.

(7)

Comprising nil shares and 425,000 stock options which are exercisable presently or within 60 days.

(8)

Comprising 134,125 shares and 468,286 stock options which are exercisable presently or within 60 days.

(9)

Calculated as follows:  [No. of shares and options exercisable presently or within 60 days held by owner] divided by [total shares issued and outstanding as at January 13, 2006 plus no. of options exercisable presently or within 60 days held by owner] multiplied by 100. The total issued and outstanding capital as at the close of January 13, 2006 was 77,185,331.

Item 7.

Major Shareholders and Related Party Transactions.

A.

Major Shareholders.

A major shareholder is a shareholder owning directly or indirectly more than 5% of the issued shares of the Company.

The Company is a publicly owned corporation, the majority of the Common Shares of which are owned by persons resident outside the United States.  To the best of the Company’s knowledge, the Company is not directly owned or controlled by another corporation or any foreign government.  On January 18, 2006, First Quantum Minerals Ltd announced that it would make an unsolicited, non-cash, offer to acquire all of the outstanding shares of the Company based on issuing 1 First Quantum Minerals share in exchange for each 17.5 of the Company’s shares.  The closing prices of First Quantum Minerals’ shares on January 17, 2006 on the Toronto Stock Exchange and on the London Stock Exchange were CDN$38.94 and £18.25 respectively per share.  The Board of the Company has appointed a Special Committee which will consider this unsolicited offer.  If the offer were to be accepted, it would result in a change in control of the Company.

As at January 9, 2006, as far as the Company is able to determine from the share register, approximately 17,020,713 of a total of 77,185,331 (or approximately 22%) of the issued and outstanding common shares were held by 101 shareholders with addresses of record in the United States.  A number of these shares are held in "street" name and may, therefore, be held by several beneficial owners.

As at January 13, 2006, to the best of the Company’s knowledge, only the following beneficially own, directly or indirectly, more than 5% of the issued shares of the Company.  To the best knowledge of the Company, there are no voting arrangements with other shareholders of the Company.  The Company’s major shareholders do not have different voting rights from other shareholders.

Shareholder Name	Number of Shares	Percentage of Issued Shares
Prudential plc and subsidiaries	11,109,400	14.393%
The Capital Group Companies Inc. and subsidiaries	5,550,000	7.190%
Jean-Raymond Boulle	5,509,107 (1)	7.1375%

(1)

The Company has no actual knowledge of Mr Boulle’s holdings.  The above information is based on Mr Boulle’s most recent filing of an insider report on SEDI (the Canadian Securities Administrators’ “System for Electronic Disclosure by Insiders”, available on www.sedi.ca.) as at January 13, 2006.  Of these shares, 60,035 are reported as being indirectly held through America Diamond Corp.  The balance is reported as being indirectly held through Gondwana (Investments) Ltd.

As at January 14, 2005, (the reference date in the Form 20-F for the fiscal year ended October 31, 2004), to the best of the Company’s knowledge, only the following beneficially owned, directly or indirectly, more than 5% of the issued shares of the Company.  To the best knowledge of the Company, there were no voting arrangements with other shareholders of the Company.  The Company’s major shareholders do not have different voting rights from other shareholders.

Shareholder Name	Number of Shares	Percentage of Issued Shares
Prudential plc and subsidiaries	10,609,400	14.999%
Jean-Raymond Boulle	5,509,107(1)	7.788%
The Capital Group Companies Inc. and subsidiaries	4,750,000	6.715%
Umicore S.A.	3,550,000 (2)	5.019%

(1)

The Company has no actual knowledge of Mr Boulle’s holdings.  The above information is based on Mr Boulle’s  filing of an insider report on SEDI (the Canadian Securities Administrators’ “System for Electronic Disclosure by Insiders”, available on www.sedi.ca.) before the date of the Company’s Annual Report for the fiscal year ended October 31, 2004.  Of these shares, 60,035 are reported as being indirectly held through America Diamond Corp.  The balance is reported as being indirectly held through Gondwana (Investments) S.A..

(2)

Etienne Denis, a director of the Company, was at that time a non-executive director of Umicore S.A.

As at March 24, 2004 (the reference date in the Form 20-F for the fiscal year ended October 31, 2003), to the best of the Company’s knowledge, only the following beneficially owned, directly or indirectly, more than 5% of the issued shares of the Company.  To the best knowledge of the Company, there were no voting arrangements with other shareholders of the Company.  The Company’s major shareholders do not have different voting rights from other shareholders.

Shareholder Name	Number of Shares	Percentage of Issued Shares
Prudential plc and subsidiaries	7,875,000	11.21%
Jean-Raymond Boulle	5,509,107(1)	7.84%
BNY (OCS) Nominees Limited	3,700,000	5.27%
Umicore S.A.	3,550,000 (2)	5.05%

(1)

Of these shares, 60,035 were reported as being indirectly held through America Diamond Corp. The balance was reported as being indirectly held through Gondwana (Investments) S.A.

(2)

Etienne Denis, a director of the Company, was at that time a non-executive director of Umicore S.A.

B.

Related Party Transactions.

During the year ended October 31, 2005, the Company paid or accrued an aggregate of $148,090 (2004 -$153,643; 2003 - $90,621) for legal services to law firms in which a director of the Company was a partner during the year.  In addition, the Company has paid $3,000 (2004-$3,000; 2003 – nil) for consulting services to a non-executive director and has accrued $9,860 (2004 -$5,607; 2003 – nil) for consulting services and travel expenses to companies in which a director has an interest or of which he is a director.  During the year ended October 31, 2005, no related party transactions occurred other than as described above.

C.

Interests of Experts and Counsel.

Not Applicable.

Item 8.

Financial Information.

A.

Consolidated Statements and Other Financial Information.

Attached hereto as listed in accordance with Item 19 are Consolidated Financial Statements audited by our independent registered public accounting firm and accompanied by an audit report comprised of consolidated balance sheets as at October 31, 2005 and 2004, consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended October 31, 2005 and related notes.

There are no legal proceedings currently pending, other than the suit filed by the Company in May 2005 against Endiama in the state court in Dallas, Texas, United States of America in connection with Endiama’s repudiation of its contractual obligations towards IDAS relating to the exploration project in Angola (see Item 3D – Risk Factors – Country Risks; Item 4A – History and Development of the Company – Angola / Plan of Operations for Fiscal Year 2006 / Government Regulation; Item 4D – Principal Properties; and Item 5B – Liquidity and Capital Resources – Mineral Property Projects – Angola Licences).

The Company has not paid dividends in the past and does not expect to pay dividends in the near future.

B.

Significant Changes.

There have been no significant changes since the date of the Company’s annual financial statements, other than as disclosed in this Annual Report.

Item 9.

The Offer and Listing.

The Common Shares of the Company were listed and posted for trading on The Toronto Stock Exchange (the “TSX”) on October 17, 1996, under the symbol “AMZ”.  On September 18, 1998, the Company delisted its Common Shares from the Vancouver Stock Exchange.  On September 25, 2003, the Company’s shares were listed for trading on the Alternative Investment Market of the London Stock Exchange (“AIM”) under the symbol “AMF”.  Pursuant to the Company’s change of name the trading symbol on AIM was changed to “AAA” with effect from May 12, 2004; and, with effect from December 3, 2004, the Company’s trading symbol on the TSX was also changed to “AAA”.  The Company's common shares are not currently trading on any U.S. stock exchange or on the over-the-counter market, and accordingly, there is currently no public market for the Company’s common shares in the United States.

A.

Offer and Listing Details.

The following tables set forth the reported high and low closing bid prices (all expressed in Canadian dollars) on the TSX for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years, and (c) for the six months from July 2005 to December 2005.

High and Low Price for the Five Most Recent Fiscal Years
Fiscal Year ended October 31	High	Low
2001	$1.26	$0.18
2002	$0.90	$0.35
2003	$1.40	$0.36
2004	$2.38	$1.05
2005	$2.33	$1.15

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years
Period Ended:	High	Low
January 31, 2004	$1.90	$1.15
April 30, 2004	$2.38	$1.38
July 31, 2004	$1.90	$1.20
October 31, 2004	$1.50	$1.05
January 31, 2005	$2.08	$1.15
April 30, 2005	$2.33	$1.70
July 31, 2005	$2.10	$1.39
October 31, 2005	$1.85	$1.20

High and Low Prices for the Most Recent Six Months
Period Ended:	High	Low
July 31, 2005	$1.95	$1.48
August 31, 2005	$1.85	$1.58
September 30, 2005	$1.65	$1.36
October 31, 2005	$1.49	$1.20
November 30, 2005	$1.95	$1.33
December 31, 2005	$2.10	$1.60

On October 31, 2005, the closing price of the Common Shares on the TSX was CDN$1.20 per share and on January 13, 2006, the closing price of the Common Shares on the TSX was CDN$1.75 per share.

The following tables set forth the reported high and low closing bid prices (all expressed in £ Sterling) on AIM for (a) the two most recent fiscal years (b) each quarterly period for the past two fiscal years, and (c) for the most recent six months.

High and Low Price for the Three Most Recent Fiscal Years*
Fiscal Year ended October 31	High	Low
2003	£0.595	£0.535
2004	£1.02	£0.465
2005	£0.97	£0.585

* Trading of the Company’s shares on the AIM commenced on September 25, 2003.

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years
Period Ended:	High	Low
January 31, 2004	£0.775	£0.535
April 30, 2004	£1.02	£0.61
July 31, 2004	£0.76	£0.53
October 31, 2004	£0.63	£0.465
January 31, 2005	£0.895	£0.585
April 30, 2005	£0.97	£0.745
July 31, 2005	£0.90	£0.64
October 31, 2005	£0.83	£0.59

High and Low Prices for the Most Recent Six Months
Period Ended:	High	Low
July 31, 2005	£0.90	£0.665
August 31, 2005	£0.83	£0.705
September 30, 2005	£0.775	£0.65
October 31, 2005	£0.775	£0.59
November 30, 2005	£0.945	£0.595
December 31, 2005	£1.03	£0.815

On October 31, 2005, the closing price of the Common Shares on AIM was £0.59 per share and on January 13, 2006, the closing price of the Common Shares on the AIM was £0.915 per share.

B.

Plan of Distribution.

Not Applicable

C.

Markets.

The Common Shares of the Company were listed and posted for trading on The Toronto Stock Exchange (the “TSX”) on October 17, 1996, under the symbol “AMZ”.  On September 18, 1998, the Company delisted its Common Shares from the Vancouver Stock Exchange.  On September 25, 2003, the Company’s shares were listed for trading on the Alternative Investment Market of the London Stock Exchange (“AIM”) under the symbol “AMF”.  Pursuant to the Company’s change of name to “Adastra Minerals Inc.”, the trading symbol on AIM was changed to “AAA” with effect from May 12, 2004; and with effect from December 3, 2004, the Company’s trading symbol on the TSX was also changed to “AAA”.  The Company's common shares are not currently trading on any U.S. stock exchange or on the over-the-counter market, and accordingly, there is currently no public market for the Company’s common shares in the United States.

D.

Selling Shareholders.

Not Applicable.

E.

Dilution.

Not Applicable

F.

Expenses of the Issue.

Not Applicable

Item 10.

Additional Information.

A.

Share Capital.

Not Applicable

B.

Memorandum and Articles of Association.

Incorporation

The Company was incorporated by registration of its memorandum in British Columbia. Canada, under Certificate of Incorporation number 200094 on November 16, 1979.  The Company was continued under the laws of Yukon Territory by articles of continuance on August 11, 1995.  In accordance with the Company’s Articles of Continuance, the Company is restricted from carrying on the business of a railway, steamship, air transport, canal, telegraph, telephone or irrigation company.  The Company does not have any stated "objects" or "purposes" as such are not required by the corporate laws of the Yukon Territory.  Rather, the Company is, by such corporate laws, entitled to carry on any activities whatsoever, which are not specifically precluded by other statutory provisions of the Yukon Territory.

Powers and Functions of the Directors

The powers and functions of the directors are set forth in the Yukon Business Corporations Act and in the Company’s By-Laws, which were adopted and filed as of the date of its continuation into the Yukon Territory.  They provide:

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

Rights and Restrictions Attached to the Shares

The Company’s authorized capital consists of an unlimited number of Class “A” common shares without par value (the “Common Shares”).  As all of the Company's authorized and issued shares are of one class, the Company’s Articles of Continuation provide that all authorized and issued shares rank equally in respect to the declaration and receipt of dividends, the rights to share in any profits or surplus on liquidation, dissolution or winding up of the Company.  Each share has attached to it one non-cumulative vote.

Alteration of Share Rights

To alter the rights of holders of issued shares of the Company such alteration must be approved by the majority vote of two-thirds of the issued shares of the Company attending and voting at a meeting of the shareholders of the Company.

Annual General Meetings

Annual General Meetings are called and scheduled upon decision by the board of directors.  The directors may convene an extraordinary general meeting of the shareholders.  The holders of not less than 5% of the Company’s issued shares may requisition an extraordinary meeting of the shareholders.  All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

Foreign Ownership Limitations

The Company’s Articles of Continuation do not contain limitations prohibiting shares being held by non-residents, foreigners or any other group.

Change of Control

There are no provisions in the Company's Articles or charter documents that would have an effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring of the Company.

Share Ownership Reporting Obligations

There are no provisions in the Company’s Articles requiring share ownership to be disclosed.  The securities laws of the Provinces of British Columbia and Ontario require disclosure of shareholdings by:

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

C.

Material Contracts.

Other than the share purchase agreement and consortium agreement relating to the Kolwezi Tailings Project and the amendments of the Zincor JV Agreement described in this Annual Report under Item 4A – History and Development of the Company, the Company has not entered into any material contracts during the prescribed time period.

D.

Exchange Controls

Exchange Controls and Investment Canada Act

Canada has no system of exchange controls.  There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital.  Any such remittances to United States residents, however, may be subject to a withholding tax pursuant to the Canadian Income Tax Act as modified by the reciprocal tax treaty between Canada and the United States.  See “Item 10E., Taxation”.

The Investment Canada Act (the “Act”), enacted on June 20, 1985, requires prior notification to the Government of Canada on the “acquisition of control” of Canadian businesses by non-Canadians, as defined in the Act.  Certain acquisitions of control, discussed below, are also to be reviewed by the Government of Canada.  The term “acquisition of control” is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business.  The acquisition of the majority of the outstanding shares is deemed to be an “acquisition of control” of a corporation.  The acquisition of less than a majority, but one-third or more, of the outstanding voting shares of a corporation is presumed to be an “acquisition of control” of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of CDN$5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than CDN$50,000,000 or with assets of between CDN$5,000,000 and CDN$50,000,000 which represent more than 50% of the value of the total international transaction.  In addition, specific acquisitions or new businesses in designated types of business activities related to Canada’s cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The Act was amended with the implementation of the Agreement establishing the World Trade Organization (“WTO”) to provide for special review thresholds for “WTO investors”, as defined in the Act.  “WTO investor” generally means (i) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act.  The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a “cultural business”.  If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the “WTO Review Threshold”).  The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.  As at January 17, 2006, the 2006 WTO Review Threshold had not yet been set, but is expected to be CDN$265,000,000 and to be formally implemented with retroactive effect from January 1, 2006.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment.  A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business.  If the business of the Company is then a prescribed type of business activity related to Canada’s cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then CDN$50,000,000 or more.  If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor.  Special rules specified in the Act apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transition of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold expected to be CDN$265,000,000 in 2006 for a WTO investor or a threshold of CDN$ 5,000,000 for a non-Canadian other than a WTO investor.  If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investment is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the Act (the “Director”) prior to the investment taking place and the investment may not be consummated until the review has been completed.  There are, however, certain exceptions.  Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the Act) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired.  The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

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

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who has carried on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base.  This summary is based on the provisions of the Canadian Tax Act and the regulations to it and on the Company’s understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act and regulations to it publicly announced by the Minister of Finance of Canada as of the date hereof.  It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

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

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain (or capital loss) from a disposition of a share of common stock of the Company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition.  The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties.  Fifty percent of a capital gain is included in income and taxed at ordinary progressive rates.  The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three years previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property."  Shares of common stock of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition of 25% or more of the issued shares of any class or series in the capital stock of the Company belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

In addition, the Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless

(a) the value of the shares is derived principally from “real property” situated in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production in Canada, or

(b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada

U. S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

To comply with Internal Revenue Service Circular 230, readers are hereby notified that any discussion of federal tax issues in this report is not intended or written by the Company to be used, and cannot be used by any person or entity (A) for the purpose of avoiding penalties that may be imposed on any taxpayer under the Internal Revenue Code or (B) in connection with the promotion or marketing to another party any transactions or matters addressed herein.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, are in effect and available, as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own (directly, indirectly, or constructively) 10% or more, by voting power or value, of the outstanding shares of the Company.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.  (See “Taxation—Canadian Federal Income Tax Consequences” above).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.  (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.  In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC.  Although these Treasury Regulations have not yet been issued, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations.  It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company believes that it was a “passive foreign investment company” for the taxable year ended October 31, 2005, and expects that it may be a “passive foreign investment company” for the taxable year ending October 31, 2006.  (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below).  Accordingly, the Company does not expect to be a QFC for the taxable year ending October 31, 2006.

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

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.”  The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules.   (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income).  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.”  However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive income” and “general income” (and the other categories of income, including “financial services income,” are eliminated).  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code).  In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares.  If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC.  However, there can be no assurance that the Company will not be a CFC for the current or any subsequent taxable year.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, for transactions entered into after December 31, 2004, gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

The Company believes that it was a PFIC for the taxable year ended October 31, 2005, and expects that it may be a PFIC for the taxable year ending October 31, 2006.  The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for the taxable year ending October 31, 2006 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution paid on the Common Shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.  Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.  The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

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

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year.  However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date or (b) if the Company was also a CFC, such U.S. Holder’s pro rata share of the post-1986 “earnings and profits” of the Company as of the qualification date.  The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder.  The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder’s holding period for the Common Shares includes the qualification date.  By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF Election.  In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC.  In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the Common Shares.  Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

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

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock.  The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on a qualified exchange or other market.  For this purpose, a “qualified exchange or other market” includes (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to and perfect the mechanism of a free, open, fair, and orderly market, and protect investors (and the laws of the country in which the foreign exchange is located and the rules of the foreign exchange ensure that such requirements are actually enforced) (ii) the rules of such foreign exchange effectively promote active trading of listed stocks.  If the Common Shares are traded on such a qualified exchange or other market, the Common Shares generally will be “regularly traded” for any calendar year during which the Common Shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

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

F.

Dividends and Paying Agents.

Not Applicable

G.

Statement by Experts.

Not Applicable

H.

Documents on Display.

Any statement in this Annual Report about any of the Company’s contracts or other documents is not necessarily complete.  If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify the description contained in this Annual Report. Readers must review the exhibits themselves for a complete description of the contract or document.

Readers may review a copy of the Company’s filings with the U.S. Securities and Exchange Commission (“the “SEC”), including exhibits and schedules filed with it, at the SEC's public reference facilities in 100 Fifth Street, N.E., Washington, D.C. 20549. Readers may also obtain copies of such materials from the Public Reference Section of the SEC, in 100 Fifth Street, N.E., Washington, D.C. 20549, at prescribed rates. Readers may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (http://www.sec.gov) that contains reports, submissions and other information regarding registrants that file electronically with the SEC.  The Company has only recently become subject to the requirement to file electronically through the EDGAR system most of its securities documents, including registration statements under the Securities Act of 1933, as amended and registration statements, reports and other documents under the Securities Exchange Act of 1934, as amended.

Readers may read and copy any reports, statements or other information that the Company files with the SEC at the address indicated above and may also access them electronically at the Web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

Any of the documents referred to above can be viewed at the offices of the Company’s solicitors, MacNeill Law, at Suite 950, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 3P3.  All of the documents referred to above are in English.

THE COMPANY IS REQUIRED TO FILE REPORTS AND OTHER INFORMATION WITH THE SEC UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. REPORTS AND OTHER INFORMATION FILED BY THE COMPANY WITH THE SEC MAY BE INSPECTED AND COPIED AT THE SEC'S PUBLIC REFERENCE FACILITIES DESCRIBED ABOVE. AS A FOREIGN PRIVATE ISSUER, THE COMPANY IS EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED PRESCRIBING THE FURNISHING AND CONTENT OF PROXY STATEMENTS AND THE COMPANY’S OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS ARE EXEMPT FROM THE REPORTING AND SHORT-SWING PROFIT RECOVERY PROVISIONS CONTAINED IN SECTION 16 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AS A FOREIGN PRIVATE ISSUER, THE COMPANY IS NOT REQUIRED TO PUBLISH FINANCIAL STATEMENTS AS FREQUENTLY OR AS PROMPTLY AS UNITED STATES COMPANIES.

I.

Subsidiary Information.

Not Applicable

Item 11.

Quantitative and Qualitative Disclosures About Market Risk.

Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks.  The effect of the foreign exchange risk on the Company’s cash balances is discussed earlier in this Annual Report – see “Item 5 –Operating and Financial Review and Prospects – Operating Results – Fiscal year ended October 31, 2005 as compared to Fiscal year ended October 31, 2004”.

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

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds.

The directors of the Company approved the adoption of a Shareholder Rights Plan on November 30, 2005 (the “Rights Plan”) as part of its procedures for dealing with any parties who may wish to acquire control of the Company by way of takeover bid or other transaction.  The Rights Plan is intended to ensure that all shareholders of the Company are treated fairly in any transaction involving a potential change of control of the Company. Although the plan took effect immediately, the Company will ask its shareholders to ratify the Rights Plan at the next meeting of shareholders. The Rights Plan will expire if shareholder ratification is not obtained within six months of the date of its adoption.  If approved, it will continue in effect until the annual general meeting of shareholders in 2009.

The Rights Plan provides that, until the occurrence of certain specified events, the rights will trade with the common shares of the Company and be represented by the share certificates for such shares.  Each certificate representing common shares shall evidence one right for each common share evidenced by the share certificate prior to "Separation Time" as defined in the Rights Plan. Following Separation Time, rights will be evidenced by Rights Certificates.  Each right will entitle the holder thereof to purchase for the exercise price of CDN$50 (subject to adjustment in accordance with the terms of the Rights Plan).  The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20 per cent or more of the outstanding shares of the Company without complying with the “Permitted Bid” provisions of the plan.  A “Permitted Bid” is a bid made to all shareholders on identical terms and conditions that is open for at least 60 days.  If, at the end of 60 days, more than 50% of the outstanding shares, other than those owned by the offeror or certain parties related to it or acting jointly with it, have been tendered, the offeror may take up and pay for the shares but must extend the bid for a further 10 business days to allow all other shareholders to tender. Should a non-permitted acquisition occur, each right would entitle each holder of common shares (other than the offeror or certain parties related to it or acting jointly with it) to purchase additional common shares of the Company at a 50 per cent discount to the market price at the time.

Computershare Investor Services Inc. has been appointed the Rights Agent to administer the Rights Plan.

Item 15.

Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that the information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  After evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report, the Chief Executive Officer and Chief Financial Officer have concluded that as of such date, the Company’s disclosure controls and procedure were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these disclosure controls and procedures during the period covered by this Annual Report, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

Item 16.

[Reserved]

Item 16A.

Audit Committee Financial Expert

All of the members of the Audit Committee are financially literate and the Board has determined that Bernard Vavala, the Chairman of the Board and the Chairman of the Audit Committee meets the requirements of an “audit committee financial expert” as defined in Item 16A of Form 20-F. The Company’s audit committee financial expert is “independent” as that term is defined for audit committee members under the rules of the American Stock Exchange.

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

•

compliance with all the laws and regulations identified therein, and with the OECD Guidelines for Multinational Enterprises;

•

corporate opportunities and potential conflicts of interest;

•

the quality of public disclosures;

•

the protection and appropriate use of the Company’s assets and resources;

•

the protection of confidential information;

•

fair behavior; and

•

compliance with the Company’s Insider Trading Policy.

A copy of the Ethics and Conflict of Interest Policy was filed with the Company’s Annual Report on Form 20-F for the fiscal year ended October 31, 2003 and is referred to as an exhibit in the Exhibit Index to this Annual Report and incorporated by reference.  The Policy was amended on May 18, 2004  Further amendments were made to the Policy on November 11, 2005, to include in Article 7.1 a reference to the Statement of Principles and Agreed Actions of the Extractive Industries Transparency Initiative, and to clarify and update a number of other points.

All interested investors may acquire a copy of the Ethics and Conflict of Interest Policy free of charge by sending electronic mail to the attention of investor relations on the Company’s website at www.adastramin.com

Item 16C.

Principal Accountant Fees and Services

At the annual meeting held on March 10 2005, the shareholders appointed KPMG LLP, Independent Registered Public Accounting Firm, (“KPMG”), to serve as the independent auditors for the 2005 fiscal year.   KPMG acted as the Company’s independent auditor for the fiscal years ended October 31, 2005 and 2004. The chart below sets forth the total amount billed the Company by KPMG for services performed in the years 2005 and 2004, and breaks down these amounts by category of service in CDN$:

	Years ended October 31 (CDN$)
	2005	2004
Audit:	$121,550	$113,087
Audit Related:	$0	$0
Tax	$14,625	$51,776
All Other Fees	$0	$0
Total	$136,175	$164,863

"Audit Fees" are the aggregate fees billed by KPMG for the audit of the Company’s consolidated annual financial statements, assistance with interim financial statements, attestation services that are provided in connection with statutory and regulatory filings or engagements, services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies and stock exchanges and other documents issued in connection with securities offerings and admissions to trading, and assistance in responding to comment letters from securities regulatory bodies, and consultations with the Company’s management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the securities regulatory authorities, accounting standard setting bodies, or other regulatory or standard setting bodies.

"Audit-Related Fees" are fees that are or would be charged by KPMG for presentations or training on accounting or regulatory pronouncements, due diligence services related to accounting and tax matters in connection with potential acquisitions/dispositions, advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Company, and if applicable, audits of financial statements of a company’s employee benefit plan.   There were no “Audit Related Fees” charged by KPMG during the fiscal periods ended October 31, 2005 or October 31, 2004.

"Tax Fees" are fees for professional services rendered by KPMG for tax compliance, tax planning and  tax advice on actual or contemplated transactions.

Audit Committee's pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by KPMG.  Any services provided by KPMG that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement. In 2005, none of the fees paid to KPMG were approved pursuant to the de minimis exception.  All services not specifically included within the scope of the audit were pre-approved by the Audit Committee.

Item 16D.

Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

PART III

Item 17.

Financial Statements.

See the Financial Statements attached hereto and filed as part of this Annual Report.

The Company’s Consolidated Financial Statements are stated in U.S. Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as discussed in Note 12 to the Consolidated Financial Statements of the Company.

The Consolidated Financial Statements of the Company and notes thereto as required under Item 17 of Form 20-F attached hereto are individually listed under Item 19, and are found immediately following the text of this Annual Report.  The audit report of KPMG LLP, Independent Chartered Accountants is included herein immediately preceding the Consolidated Financial Statements.

For Audited Financial Statements for the years ended October 31, 2005, 2004 and 2003, see Item 19 below.

Item 18.

Financial Statements.

Not Applicable

Item 19.

Exhibits.

Financial Statements

The Consolidated Financial Statements of the Corporation and exhibits listed below are filed with this Annual Report on Form 20-F in the United States.  This Annual Report is also filed in Canada as an Annual Information Form and the Canadian filing does not include the Consolidated Financial Statements  listed below.  Canadian investors should refer to the audited Consolidated Financial Statements of the Corporation at October 31, 2005 as filed with the Canadian Securities Regulators.

The following financial statements are attached to and form part of this Annual Report:

Consolidated Financial Statements of the Corporation
- Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements
- Consolidated Balance Sheets as of October 31, 2005 and October 31, 2004
- Consolidated Statements of Operations and Deficit for the years ended October 31, 2005, October 31, 2004 and October 31, 2003
- Consolidated Statements of Cash Flows for the years ended October 31, 2005, October 31, 2004 and October 31, 2003
- Notes to the Consolidated Financial Statements of the Corporation

Exhibits

The following exhibits are attached to and form part of this Annual Report:

Exhibit
1.1(1)	Memorandum and Articles of Incorporation dated November 16, 1979
1.2(1)	Amended Memorandum and Articles of Incorporation dated August 2, 1983
1.3(1)	Amended Memorandum and Articles of Incorporation dated March 11, 1987
1.4(1)	Amended Memorandum and Articles of Incorporation dated June 29, 1993
1.5(1)	Amended Memorandum and Articles of Incorporation dated August 8, 1995
1.6(1)	Articles of Continuation and By-Laws dated August 11, 1995
1.7	Certificate of Amendment and Articles of Amendment dated May 11, 2004
2.1(6)	Shareholder Rights Plan Agreement between Adastra Minerals Inc. and Computershare Investor Securities Inc. dated November 30, 2005
4.1(2)	Framework Agreement between Gécamines and America Mineral Fields International Limited relating to the Rehabilitation of the Kipushi Mine Facilities – April 1996

4.2(2)

Subscription and Joint Venture Agreement between America Mineral Fields Inc.., America Mineral Fields International Limited, AMF Holdings Ltd., Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project – June 1998

4.3(2)

Mining Industry Project Agreement (Convention) between the Democratic Republic of Congo, La Générale des Carrières et des Mines ("Gécamines") and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project – November 1998

4.4(2)

Contract of Association between La Générale des Carrières et des Mines ("Gécamines") and Congo Mineral Developments Limited relating to the transfer of ownership of the Kolwezi Tailings Project – October 1998

4.5(2)

Option Agreement between Zinc Corporation of South Africa Limited (“Zincor”) and America Mineral Fields International Limited related to the grant of an option to Zincor to earn an interest in the Kipushi Zinc and Copper Mine – July 2000

4.6(2)

Project Implementation Deed between America Mineral Fields Inc., America Mineral Fields International Limited, AMF Holdings Limited, Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the extension of the Joint Venture Agreement on the Kolwezi Tailings Project – May 2001

4.7(2)

Deed of Compliance between America Mineral Fields Inc., America Mineral Fields International Limited, AMF Holdings Limited, Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Project Implementation Deed – May 2001

4.8(2)

Joint Venture Agreement between Zinc Corporation of South Africa Limited (“Zincor”) and America Mineral Fields International Limited related to the Rehabilitation of the Kipushi Zinc and Copper Mine – January 2002

4.9(3)

Termination Agreement between America Mineral Fields Inc., America Mineral Fields International Limited, AMF Holdings Ltd., Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project – July 10, 2002

4.10(3)

Deed of Termination and Release between America Mineral Fields Inc., America Mineral Fields International Limited, AMF Holdings Ltd., Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project – July 10, 2002

4.11(3)	Heads of Agreement between Endiama E.P., IDAS Resources and Twins Ltd. dated August 20, 2002 (in Portuguese with English Summary)
4.12(3)

Letter of Agreement between America Mineral Fields Inc., International Finance Corporation and  International Development Corporation of South Africa Limited relating to the Kolwezi Tailings Project dated February 12, 2003

4.13(5)

Contract of Association between La Générale des Carrières et des Mines ("Gécamines") and Congo Mineral Developments Limited relating to the transfer of ownership of the Kolwezi Tailings Project – March 2004

4.14

Consortium Agreement between Congo Mineral Developments Limited, (“CMD”), International Development Corporation of South Africa Limited (“IDC”), International Finance Corporation (“IFC”) and  Adastra Minerals Inc. dated November 1, 2005 setting out the rights and obligations of parties to the Consortium.

4.15

Share Purchase Agreement between Adastra Minerals Inc., CMD, IDC and IFC dated November 1, 2005 pursuant to which each of IFC and IDC agreed to purchase, and CMD to sell, Class C shares in Kingamyambo Musoni Tailings S.A.R.L., and setting out the rights and obligations of the parties thereto.

4.16	Agreement between Congolese Zinc Investment Limited, Kumba Base Metals Limited and Zincongo Limited dated November 11, 2004 amending the agreement listed as item 4.8 above.
4.17	Agreement between Congolese Zinc Investment Limited, Kumba Base Metals Limited and Zincongo Limited dated September 5, 2005 further amending the agreement listed as item 4.8 above.
8.1(4)	List of Subsidiaries
12.1	Certification of CEO required by Rule 13a-14(a) or Rule 15d-14(a)
12.2	Certification of CFO required by Rule 13a-14(a) or Rule 15d-14(a)
13.1	Certification of CEO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)

These exhibits were previously filed with the Company’s Annual Report on Form 20-F for the year ended October 31, 1999 and incorporated by reference.

(2)

These exhibits were previously filed with the Company’s Annual Report on Form 20-F for the year ended October 31, 2001 and incorporated by reference.

(3)

These exhibits were previously filed with the Company’s Annual Report on Form 20-F for the year ended October 31, 2002 and incorporated by reference.

(4)

See List of Subsidiaries on page 21 of this Annual Report.

(5)

This exhibit was previously filed with the Company’s Annual Report on Form 20-F for the year ended October 31, 2003 and incorporated by reference.

(6)

This exhibit was previously filed under cover of Form 6-Kk on December 12, 2005 and is incorporated by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ADASTRA MINERALS INC. (Registrant)
/s/ Tim Read Tim Read, CEO and Director
Date: January 27, 2006

Consolidated Financial Statements

(Expressed in United States dollars)

ADASTRA MINERALS INC.

Years ended October 31, 2005, 2004 and 2003

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.com
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Adastra Minerals Inc.

We have audited the consolidated balance sheets of Adastra Minerals Inc. (formerly America Mineral Fields Inc.) as at October 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended October 31, 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Adastra Minerals Inc.  as of October 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2005 in accordance with Canadian generally accepted accounting principles.

As discussed in notes 2(g) to the consolidated financial statements, the Company changed its method of accounting for asset retirement obligations in the year ended October 31, 2005.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America.   Information relating to the nature and effect of such differences is presented in note 12 to the consolidated financial statements.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

December 22, 2005

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

ADASTRA MINERALS INC.

Consolidated Balance Sheets

(Expressed in United States dollars)

October 31, 2005 and 2004

	2005	2004

Assets

Current assets:
Cash and cash equivalents	$ 5,595,972	$ 16,264,314
Amounts receivable and prepaid expenses	486,538	403,220
	6,082,510	16,667,534

Equipment (note 3)	199,802	84,609

Mineral properties (note 4)	21,760,738	12,129,625

Mineral property evaluation costs (note 5)	4,538,897	4,397,126

	$ 32,581,947	$ 33,278,894

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$ 2,287,842	$ 1,553,688

Non-controlling interest	8,750	8,750

Shareholders’ equity:
Share capital (note 6)	67,348,642	67,069,511
Contributed surplus (note 6(e))	5,685,029	4,776,785
Deficit	(42,748,316)	(40,129,840)
	30,285,355	31,716,456

	$ 32,581,947	$ 33,278,894

Nature of operations (note 1)

Commitments and contingencies (note 10)

Subsequent events (notes 4(a) and 11)

See accompanying notes to consolidated financial statements.

ADASTRA MINERALS INC.

Consolidated Statements of Operations and Deficit

(Expressed in United States dollars)

Years ended October 31, 2005, 2004 and 2003

	2005	2004	2003
Administration costs:
Amortization	$ 11,783	$ 14,538	$ 17,065
Bank charges and interest	5,663	5,154	5,781
Investor relations	297,487	326,860	196,929
Office and administration	370,266	372,510	321,650
Professional fees	326,423	290,033	372,336
Regulatory authorities filing fees	144,623	134,339	15,600
Salaries and wages	709,643	910,012	887,739
Stock-based compensation (note 6(d))	1,103,430	3,004,106	1,870,310
Transfer agent	10,151	15,217	11,528
Travel and accommodation	21,108	22,582	33,530
	3,000,577	5,095,351	3,732,468
Other:
Interest income	(351,682)	(364,569)	(20,672)
Gain on sale of property, plant and equipment	-	-	(375)
Other income	(288)	-	(5,000)
Mineral property evaluation costs	515	906	4,021
Foreign exchange gain	(30,646)	(521,515)	(171,863)
	(382,101)	(885,178)	(193,889)

Loss for the year	(2,618,476)	(4,210,173)	(3,538,579)

Deficit, beginning of year	(40,129,840)	(35,919,667)	(32,381,088)

Deficit, end of year	$ (42,748,316)	$ (40,129,840)	$ (35,919,667)

Basic and diluted loss per share	$ (0.04)	$ (0.06)	$ (0.10)

Weighted average number of common shares outstanding	70,724,737	68,690,978	37,116,816

See accompanying notes to consolidated financial statements.

ADASTRA MINERALS INC.

Consolidated Statements of Cash Flows

(Expressed in United States dollars)

Years ended October 31, 2005, 2004 and 2003

	2005	2004	2003

Cash provided by (used in):

Operations:
Loss for the year	$ (2,618,476)	$ (4,210,173)	$ (3,538,579)
Items not involving cash:
Amortization	11,783	14,538	17,065
Gain on disposal of equipment	-	-	(375)
Stock-based compensation	1,103,430	3,004,106	1,870,310
Changes in non-cash operating working capital:
Increase in amounts receivableand prepaid expenses	(83,318)	(114,323)	(89,014)
Increase in accounts payable and accrued liabilities	734,154	626,522	609,886
	(852,427)	(679,330)	(1,130,707)

Investments:
Purchase of equipment	(131,818)	(78,659)	(10,755)
Proceeds on sale of equipment	-	-	375
Expenditures on mineral properties	(9,577,322)	(9,415,523)	(1,647,028)
Expenditures on mineral property evaluation costs, net	(141,514)	(65,486)	(60,065)
	(9,850,654)	(9,559,668)	(1,717,473)

Financing:
Issue of share capital for cash, net	58,317	7,227,073	20,050,449
Cash settlement of taxes on option exercises	(23,578)	-	-
Investments by non-controlling interests	-	8,750	-
	34,739	7,235,823	20,050,449

Increase (decrease) in cash	(10,668,342)	(3,003,175)	17,202,269

Cash, beginning of year	16,264,314	19,267,489	2,065,220

Cash, end of year	$ 5,595,972	$ 16,264,314	$ 19,267,489

Cash is defined as cash and cash equivalents and joint venture cash and cash equivalents.

Supplementary information:
Interest received, net	$ 351,682	$ 364,569	$ 20,672
Warrants and stock-based compensation issued for mineral property consulting (note 6(e)), being a non-cash financing and investing activity	49,206	225,980	225,000

See accompanying notes to consolidated financial statements.

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended October 31, 2005, 2004 and 2003

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

The Company is in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether its properties and projects contain ore reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties and mineral property evaluation costs is dependent upon the ability of the Company to obtain necessary financing (note 11) to complete the acquisition, exploration and development thereof, the Company entering into acquisition, joint venture or option agreements in respect of its projects, the discovery of economically recoverable reserves in the Company’s mineral claims, confirmation of the Company’s interest in the underlying mineral claims, and future profitable production or sufficient proceeds from the disposition thereof.

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

2.

Significant accounting policies:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.  A reconciliation of material measurement differences under accounting principles generally accepted in the United States and practices prescribed by the Securities and Exchange Commission is provided in note 12.

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

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended October 31, 2005, 2004 and 2003

2.

Significant accounting policies (continued):

(c)

Cash equivalents:

Cash equivalents consist of highly liquid investments that are readily convertible to cash and generally have maturities of three months or less when acquired.

(d)

Equipment:

Equipment is stated at cost.  Amortization is provided using the straight-line method at the following annual rates:

Asset	Rate

Exploration equipment	20%
Office equipment	20%
Automobiles	25%

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

Amounts recovered from third parties to earn an interest in the Company’s mineral properties are applied as a reduction of the mineral property and deferred exploration costs.

Overhead costs directly related to exploration are allocated to the mineral properties explored during the year and are deferred and are to be amortized using the same method applied to property-specific exploration costs.  All other overhead and administration costs are expensed in the year they are incurred.

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended October 31, 2005, 2004 and 2003

2.

Significant accounting policies (continued):

(e)

Mineral properties (continued):

Under CICA Handbook Section 3061, “Property, Plant and Equipment”, for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.  Emerging Issue Committee Abstract 126, “Accounting by Mining Enterprises for Exploration Costs”, (“EIC-126”) states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment.  EIC-126 also sets forth the EIC’s consensus that a mining enterprise in the development stage is not required to consider the conditions in Accounting Guideline No. 11 “Enterprises in the Development Stage” (“AcG 11”) regarding impairment in determining whether exploration costs may be initially capitalized.  With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired.  However, such an enterprise should consider the conditions set forth in AcG 11 and CICA Handbook Section 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mining properties is required.

The Company considers that its exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs.  Furthermore, pursuant to EIC-126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

The Company follows these recommendations and therefore the unproven mineral property claim costs are initially capitalized.  Such assets are evaluated for impairment in accordance with the provisions of the CICA Handbook Section 3063, “Impairment of Long-Lived Assets”.  Mineral properties are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.  An impairment loss is recognized if, at the date it is tested for recoverability, the carrying amount of the mineral property exceeds the sum of the undiscounted cash flows expected to result from its production and/or eventual disposition.  The impairment loss is measured as the amount by which the carrying amount of the mineral property exceeds its fair value.

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended October 31, 2005, 2004 and 2003

2.

Significant accounting policies (continued):

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

(g)

Asset retirement obligations:

During the year ended October 31, 2005, the Company adopted the Canadian Institute of Chartered Accountants new Handbook Section 3110 “Asset Retirement Obligations” (“HB 3110”).  Under this new standard the Company recognizes the fair value of a future asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets if a reasonable estimate of fair value can be made.  The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset.  The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate.  Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method.  Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the related long-lived asset that is depreciated over the remaining life of the asset.

Prior to the adoption of HB 3110, the Company had accounted for reclamation costs by accruing an amount associated with the retirement of tangible long-lived assets as a charge to operations over the life of the asset.

The Company adopted HB 3110 retroactively with restatement of prior periods presented; however, the adoption of HB 3110 resulted in no changes to amounts previously presented.

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended October 31, 2005, 2004 and 2003

2.

Significant accounting policies (continued):

(h)

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

(i)

Income taxes:

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carry forwards, and are measured using the tax rates expected to apply when these differences reverse.  A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized.  At October 31, 2005, the Company’s net future income tax assets are fully offset by a valuation allowance.

(j)

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

(k)

 Disclosures about fair value of financial instruments:

The carrying amounts of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their fair values because of the short term to maturity of those instruments.

(l)

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

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended October 31, 2005, 2004 and 2003

3.

Equipment:

2005	Cost	Accumulated amortization	Net book value

Exploration equipment	$41,935	$41,935	$-
Office equipment	433,438	277,984	155,454
Automobiles	248,569	204,221	44,348

	$723,942	$524,140	$199,802

2004	Cost	Accumulated amortization	Net book value

Exploration equipment	$41,935	$41,935	$-
Office equipment	346,200	261,591	84,609
Automobiles	203,989	203,989	-

	$592,124	$507,515	$84,609

4.

Mineral properties:

Amounts deferred in respect of mineral properties consist of the following:

2005	DRC Kolwezi	Angola	Zambia Solwezi	Total

Deferred, net, October 31, 2004	$ 11,007,601	$ 1,122,023	$ 1	$ 12,129,625

Capital equipment	4,625	-	-	4,625
Consulting	5,344,925	1,200	-	5,346,125
Exploration office and accounting	477,420	29,377	-	506,797
Geology	214,949	-	-	214,949
Interest received	(15,583)	-	-	(15,583)
Legal	1,346,994	4,787	-	1,351,781
Salaries	1,405,160	55,724	-	1,460,884
Site management	6,042	-	-	6,042
Travel	754,213	1,280	-	755,493
	9,538,745	92,368	-	9,631,113

Balance, October 31, 2005	$ 20,546,346	$ 1,214,391	$ 1	$ 21,760,738

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended October 31, 2005, 2004 and 2003

4.

Mineral properties (continued):

2004	DRC Kolwezi	Angola	Zambia Solwezi	Total

Deferred, net, October 31, 2003	$ 1,763,808	$ 719,595	$ 1	$ 2,483,404

Capital equipment	4,718	-	-	4,718
Consulting	1,830,284	6,233	-	1,836,517
Exploration office and accounting	297,411	37,309	-	334,720
Geology	172,071	-	-	172,071
Interest received	(43,142)	-	-	(43,142)
Legal	628,422	137,222	-	765,644
Salaries	853,780	136,674	-	990,454
Site management	8,777	-	-	8,777
Tailings Exploitation Rights	5,000,000	-	-	5,000,000
Travel	491,472	84,990	-	576,462
	9,243,793	402,428	-	9,646,221
Balance, October 31, 2004	$ 11,007,601	$ 1,122,023	$ 1	$ 12,129,625

2003	DRC Kolwezi	Angola	Zambia Solwezi	Total

Deferred, October 31, 2002	$ 196,687	$ 402,738	$ 1	$ 599,426

Capital equipment	26,347	1,084	-	27,431
Consulting	457,820	40,413	-	498,233
Engineering	12,091	-	-	12,091
Exploration office and accounting	112,554	18,979	-	131,533
Geology	27,452	23,573	-	51,025
Interest received	(3,084)	-	-	(3,084)
Legal	435,832	72,534	-	508,366
Other	3,097	659	-	3,756
Salaries	364,217	32,644	-	396,861
Site management	31,802	42,864	-	74,666
Travel	98,993	84,107	-	183,100
	1,567,121	316,857	-	1,883,978
Balance, net, October 31, 2003	$ 1,763,808	$ 719,595	$ 1	$ 2,483,404

(a)

Democratic Republic of Congo:

Since October 1998, the Company’s subsidiary, Congo Mineral Developments Limited, (“CMD”) has signed and/or initialled various agreements with La Générale des Carrières et des Mines (“Gécamines”) and/or the Government of the Democratic Republic of Congo (“GDRC”), governing the terms of the Kolwezi Tailings Project (the “Project”).  In March 2004, CMD, GDRC and Gécamines signed a Contract of Association (the “CoA”) governing the Project and the ownership and management of Kingamyambo Musonol Tailings S.A.R.L. (“KMT”), the company incorporated earlier that month in the Democratic Republic of Congo to own the mining title to the tailings and develop the Project.  In accordance with the CoA, the Tailings Exploitation Rights to the Project have been transferred to KMT.

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended October 31, 2005, 2004 and 2003

4.

Mineral properties (continued):

(a)

Democratic Republic of Congo (continued):

The Company initially owned 82.5% of KMT, with Gécamines and GDRC owning 12.5% and 5.0% respectively.  The CoA recognizes the framework agreement that was entered into by the Company in February 2003 for the Industrial Development Corporation of South Africa Limited (“IDC”) and the International Finance Corporation (“IFC”) to participate in the Project.  During fiscal year 2005, the IDC and the IFC both informed the Company that, subject to certain conditions precedent, they would be exercising options under that framework agreement to acquire interests in KMT from CMD; and on November 1, 2005, the IDC and IFC signed definitive agreements to acquire, respectively, 10% and 7.5% interests in KMT.  Following the completion of these transactions, the Company’s interest in KMT will be 65%.

Under the CoA, KMT is to pay Gécamines a total of $15,000,000 as consideration for the Tailings Exploitation Rights (“TER”): $5,000,000 was paid following the transfer to KMT of the TER on May 27, 2004, and $10,000,000 will be paid following the completion of all financing arrangements for the Project.  The $15,000,000 is to be provided to KMT by CMD and other participating parties such as the IDC and IFC based on their pro rata ownership of the Project excluding Gécamines and GDRC’s percentage ownership.  Gécamines is to receive an annual dividend of the greater of its ordinary dividend and 2.5% of free cash flow (as defined) for each year from start-up until senior debt and subordinated loans (including all interest thereon) have been fully reimbursed.  Thereafter, Gécamines will be entitled to an annual dividend based on 10% of the average price realized for cobalt sold in a year in excess of $10.00 per pound (adjusted for inflation) in addition to any ordinary dividend received by Gécamines, providing that ordinary dividends are paid in such year.

CMD and the participating parties are to complete feasibility studies, carry out an environmental impact study, draw up an environmental management plan and obtain commitments for financing the Project by November 27, 2007 (a time period of three years and six months from transfer date of the mining rights).

(b)

Angola:

During the year ended October 31, 2001, the Government of Angola awarded two licences to Endiama E.P. (“Endiama”), the Angola state mining company, for properties to be explored and developed with the Company’s wholly owned subsidiary, IDAS Resources N.V. ("IDAS"), a Netherlands Antilles company.  These properties are a prospecting licence which comprises approximately 2,690 km2 in the Cuango River floodplain and an adjacent exploitation licence (“Camutue”) which comprises approximately 246 km2.  Both licences are in the Provinces of Luanda-Norte and Malange, Angola.

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended October 31, 2005, 2004 and 2003

4.

Mineral properties (continued):

(b)

Angola (continued):

IDAS had been acquired by the Company in 1998, and under the terms of the share purchase agreement, the vendors retained a net profits interest equal to 20% of the profits, to a maximum of $56,000,000, resulting from IDAS’ share of income from operations of its then Angola mineral properties. The covered properties include the licence areas mentioned above.  “Profits” means the actual and distributable proceeds received by IDAS from the properties, to be calculated based on international generally accepted accounting principles.

During the year ended October 31, 2002, IDAS entered into a Heads of Agreement with Endiama and Twins Ltd. (“Twins”), a company representing private sector Angolan interests.  The Heads of Agreement governed the ownership structure relating to the two licences in Angola and the obligations of the parties.  The parties agreed to the formation of a new company (later agreed to be called “Luminas”) which would exercise the mining rights.  The financing of the project was to be undertaken by IDAS.  IDAS was to own 51% of the share capital of Luminas for the period of time that any loans to Luminas by IDAS remained outstanding.  Endiama was to own 38% and Twins 11%.  Once the loans had been repaid in full, IDAS was to own 49%, Endiama 38% and Twins 13%. IDAS also verbally agreed, and subsequently completed formal drafting of, arrangements with Twins to ensure IDAS’ continued voting control of Luminas.  The Heads of Agreement and a subsequent agreement entered into by the parties set out the repayment terms of the loans from cash flows and called for a minimum investment of $1,500,000 by IDAS for each of the two licences.  IDAS was to pay 10% of its dividends to Endiama during the first eighteen months of production.  The board of directors of Luminas was to be comprised of five members of whom three were to be nominated by IDAS.   However, IDAS was unable to progress matters further, and the Company believes that Endiama has repudiated its contractual obligations.  Consequently, the Company filed a legal suit against Endiama in Texas, USA, on May 18, 2005 citing breach of contract, negligent misrepresentation and other causes of action, and requested damages including loss of benefits, costs and expenses incurred in connection with IDAS’s efforts to acquire and develop the licences, and professional fees.

(c)

Zambia:

The Company held a prospecting licence, which covered approximately 950 km2 in the Solwezi District in the Republic of Zambia.  The Company applied for renewal of the licence in relation to a reduced area of 441 km2.  This was received in October 2005 and is valid until September 30, 2006.

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended October 31, 2005, 2004 and 2003

5.

Mineral property evaluation costs:

Amounts deferred in respect of mineral property evaluation costs consist of the following:

Democratic Republic of Congo - Kipushi evaluation costs:

	2005	2004	2003

Balance, beginning of year	$4,397,126	$4,331,137	$4,269,478

Capital equipment	257	503	-
Consulting	115,935	-	-
Exploration office and accounting	27,167	11,896	15,273
Legal	24,634	12,086	43,689
Salaries	83,527	40,055	41,689
Travel	6,219	1,449	11,008
	257,739	65,989	111,659

Contribution from joint venture partner	(115,968)	-	(50,000)

Balance, end of year	$4,538,897	$4,397,126	$4,331,137

Democratic Republic of Congo:

During the year ended October 31, 1996, the Company entered into a two year exclusive framework agreement (the "Gécamines Agreement") with Gécamines relating to the rehabilitation of the Kipushi zinc and copper mine in the southern region of the Democratic Republic of Congo.  During the year ended October 31, 1998, the Company received confirmation from Gécamines that because delays have occurred in the research of the definition of the mining and metallurgical treatment phase of the project, requirements for the completion of feasibility studies by the Company will be delayed until a period of up to 12 months after the completion of this definition phase, such starting date to be agreed upon by the Company and Gécamines, and which the Company now expects to be in 2006.

As part of the Gécamines Agreement, the Company has agreed to prepare, at its expense, feasibility studies covering the rehabilitation and resumption of production at the Kipushi Mine, various options for processing the copper-zinc ore, and an examination of the viability of the re-treatment of existing tailings.  The Gécamines Agreement gives the Company the exclusive right to examine the Kipushi Mine, to enter into joint ventures for ore processing and tailings processing, and to make suitable arrangements for the resumption of production.  The Gécamines Agreement does not give the Company any interests in the Kipushi Project.  The Company will only acquire interests in the Kipushi Project if satisfactory results are obtained from the feasibility studies and if agreements, both satisfactory and conforming with the New Mining Code, can be negotiated with Gécamines and the Government of the Democratic Republic of Congo.

The agreement also specifies that the Company and Gécamines will collaborate on exploration and development over the area of certain Gécamines concessions.

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended October 31, 2005, 2004 and 2003

5.

Mineral property evaluation costs (continued):

On July 17, 2000, the Company entered into an option agreement (the “Option Agreement”) with the Zinc Corporation of South Africa Limited, since renamed Kumba Base Metals (“Kumba”).  Pursuant to the Option Agreement, Kumba had an option to elect to earn up to a 50% interest in the Kipushi Project.  During the year ended October 31, 2001, following the performance of due diligence, Kumba exercised its option to participate in the Kipushi Project.  On execution of the option, Kumba deposited the option fee of $100,000 into a joint account to meet expenditures incurred in negotiating commercial agreements between the Company, Kumba and Gécamines.

On January 30, 2002, the Company signed, and has since twice amended, a joint venture agreement with Kumba whereby Kumba can earn up to 50% of the Company’s interest in the Kipushi Project by incurring $3,500,000 of expenditures on the Project, including the conducting of feasibility studies.  Kumba is not obliged to conduct the feasibility studies until commercial agreements for the rehabilitation and resumption of the Kipushi Mine have been entered into between the Company, Kumba and Gécamines, security of tenure is achieved via an agreement with Gécamines, and Governmental approval is received.  During 2003, Kumba deposited a further $100,000 into the joint venture account to meet expenditures incurred towards achieving such an agreement.  Kumba will be required to fund the $3,500,000 of expenditures, less already recognized expenditures of $300,000 by Kumba, over a 28 month period commencing with the completion of these items, which must be no later than October 31, 2006, otherwise the agreement will terminate.

6.

Share capital:

(a)

Authorized:

Unlimited common shares without par value.

(b)

Issued:

	Number of shares	Amount

Balance, October 31, 2002	32,132,820	$39,243,378
For private placement, net of issuance costs (i)	4,000,000	1,187,892
For prospectus, net of issuance costs (ii)	25,212,000	18,470,503
For warrants exercised (i)	700,000	392,054

Balance, October 31, 2003	62,044,820	59,293,827
For warrants exercised (i)	3,300,000	1,877,480
For broker warrants exercised (ii)	1,260,600	1,049,512
For private placement, net of issuance costs (iii)	3,500,000	4,192,635
For options exercised conventionally (note 6(d))	225,000	256,161
For options exercised cashlessly (note 6(d))	405,505	399,896

Balance, October 31, 2004	70,735,925	67,069,511
For options exercised conventionally (note 6(d))	115,000	147,540
For options exercised cashlessly (note 6(d))	89,097	131,591

Balance, October 31, 2005	70,940,022	$67,348,642

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended October 31, 2005, 2004 and 2003

6.

Share capital (continued):

(b)

Issued (continued):

(i)

In May 2003, the Company completed the placement of 4,000,000 units at a price of CDN$0.45 each, for gross proceeds of CDN$1,800,000.  A cash finder’s fee of 5% of the financing was paid.  Each unit comprised one common share and a warrant to purchase one additional common share at a price of CDN$0.75 each.  The warrants were to expire after five years, but were subject to an accelerated expiry period of 45 days, should the Company’s shares trade for 20 consecutive trading days commencing after November 21, 2003 at a weighted average trading price of CDN$1.10 or more.  This was triggered in December 2003, with the accelerated expiry date being February 2, 2004.  700,000 of these warrants were exercised in September 2003, for proceeds of CDN$525,000; and the remaining 3,300,000 were exercised during the year ended October 31, 2004 prior to the accelerated expiry date for proceeds of CDN$2,475,000.

(ii)

 In September 2003, the Company completed a prospectus offering of 25,212,000 common shares of the Company at a price of CDN$1.10 per common share (or £0.50 per common share in the United Kingdom and other European jurisdictions) and applied for all the existing and to be issued common shares of the Company to be admitted to the Alternative Investment Market (“AIM”) of the London Stock Exchange plc.  The prospectus closed for net proceeds to the Company of $18,470,503.  As part of the prospectus, the Company issued broker warrants to purchase an additional 1,260,600 common shares at a price of CDN$1.10 per common share exercisable until September 25, 2004. All of these broker warrants were exercised during the year ended October 31, 2004.

(iii)

In January 2004, the Company completed a private placement of 3,500,000 common shares at a price of CDN$1.60 per share, for gross proceeds of CDN$5,600,000.

(c)

Share purchase warrants:

Balance, October 31, 2004	Issued	Expired	Exercised	Balance, October 31, 2005	Exercise Price $CDN	Expiry date

1,679,656	10,466	-	-	1,690,122	CDN$0.75	February 12, 2008

Balance, October 31, 2003	Issued	Expired	Exercised	Balance, October 31, 2004	Exercise Price $CDN	Expiry date

3,550,000	-	(3,550,000)	-	-	CDN$3.50	October 4, 2004 or earlier in certain circumstances
3,300,000	-	-	(3,300,000)	-	CDN$0.75	February 2, 2004
1,260,600	-	-	(1,260,600)	-	CDN$1.10	September 25, 2004
1,647,836	31,820	-	-	1,679,656	CDN$0.75	February 12, 2008

9,758,436	31,820	(3,550,000)	(4,560,600)	1,679,656

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended October 31, 2005, 2004 and 2003

6.

Share capital (continued):

(c)

Share purchase warrants (continued):

During the year ended October 31, 2003, the Company granted each of the IFC and the IDC (see note 4(a)) a warrant to purchase 823,918 common shares of the Company at a price of CDN$0.75 per share at any time between February 12, 2004 and February 12, 2008.  The number of shares that may be purchased under each of the warrants had increased by 15,910 each by October 31, 2004 and a further 5,233 each by October 31, 2005 as a result of share purchase entitlements existing at February 12, 2003 that have since been exercised, and each may be increased further by a maximum 16,949 shares, assuming all share purchase entitlements existing at February 12, 2003 that were outstanding on October 31, 2005 are exercised in full.

Warrants to purchase 329,567 shares for each of IFC and IDC vested on signing the agreement and a further 258,313 warrants vested for each during the year ended October 31, 2004 and 3,663 for each during the year ended October 31, 2005.  The remaining warrants vest in one tranche upon reaching a certain milestone in the Kolwezi Tailings Project.  The fair value of the warrants is being recorded upon their vesting using the Black-Scholes option pricing model.  The warrants vested during the year ended October 31, 2003 had an estimated value of $225,000 assuming an expected life of 5 years, volatility of 136%, no dividend yield, and a risk free interest rate of 4.23%.  The warrants vested during the year ended October 31, 2004 have an estimated value of $197,313 assuming an expected life of 3.83 years, volatility of 130%, no dividend yield, and a risk free interest rate of 2.28%.  The warrants vested during the year ended October 31, 2005 have an estimated value of $5,346 assuming an expected life of 2.34 years, volatility of 84%, no dividend yield, and a risk free interest rate of 2.90%.  These fair value amounts are included in consulting costs deferred in mineral properties and in contributed surplus.

(d)

Share options:

On January 12, 1998 the Company adopted a stock option plan (the “Plan”), which was subsequently amended on April 29, 1999, on September 16, 2003, and on April 28, 2004.  Under the Plan, the Board has sole discretion to award up to 13,100,000 options to directors and employees.

The Plan states that:

—

the number of shares reserved for issuance pursuant to stock options granted to insiders may not exceed 10% of the Company’s issued and outstanding share capital;

—

the issuance to any one insider and such insider’s associates, within a one year period, of a number of shares cannot exceed 5% of the Company’s issued and outstanding share capital;

—

the option exercise price shall not be less than the market value of the Company’s shares at the date of grant; and

—

the maximum term of options granted is 10 years.

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended October 31, 2005, 2004 and 2003

6.

Share capital (continued):

(d)

Share options (continued):

Effective September 16, 2003, the Plan was amended to allow a cashless exercise of the options.  Under this amendment, an option holder, rather than exercise options which he or she is entitled to exercise, may elect to terminate any such options, in whole or in part, and, in lieu of receiving shares to which the terminated options relate (the “Designated Shares”), receive that number of shares, which, when multiplied by the weighted average trading price of the shares on the Toronto Stock Exchange during the five trading days immediately preceding the day of termination (the “Fair Value” per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

The Plan terminates on March 19, 2007.  However, the Board may terminate the Plan prior to this date providing that the termination does not alter the terms or conditions of any option granted prior to the termination.

Details of options granted are as follows:

	Number of options	Weighted average price (CDN$)

Balance, October 31, 2002	2,270,000	$ 0.98
Granted	886,000	0.89
Cancelled / expired	(225,000)	(2.29)

Balance, October 31, 2003	2,931,000	0.85
Granted	4,335,000	1.74
Exercised	(1,065,000)	0.98
Cancelled / expired	(75,000)	1.63

Balance, October 31, 2004	6,126,000	1.46
Granted	2,180,209	1.47
Exercised	(315,000)	0.60

Balance, October 31, 2005	7,991,209	$ 1.42

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended October 31, 2005, 2004 and 2003

6.

Share capital (continued):

(d)

Share options (continued):

The following table summarizes information about the stock options outstanding at October 31, 2005:

Exercise price (CDN$)	Number	Weighted average remaining life	Weighted average exercise price (CDN$)

$0.60	625,000	0.27 years	$ 0.60
$0.75	586,000	2.47 years	0.75
$1.21	275,000	2.92 years	1.21
$1.35	1,885,209	4.98 years	1.35
$1.40	30,000	3.22 years	1.40
$1.50	610,000	3.07 years	1.50
$1.60	250,000	3.95 years	1.60
$1.80	3,495,000	3.53 years	1.80
$1.85	205,000	4.76 years	1.85
$1.95	30,000	4.18 years	1.95

	7,991,209	3.53 years	$ 1.42

As at October 31, 2005, 6,025,401 options were vested with a weighted average exercise price of CDN$1.50.  Options vest at various dates over their period of grant.

On January 4, 2005, the Company granted 30,000 options exercisable at CDN$1.95 per share expiring on January 3, 2010.  A total of 15,000 options vested immediately on granting.  The remaining 15,000 options will vest on January 4, 2006.

On May 27, 2005, the Company granted 60,000 options exercisable at CDN$1.80 per share expiring on May 26, 2010.  Of these, 40,000 have vested, and the remaining 20,000 options will vest on achieving a milestone related to the Kolwezi Tailings Project.

On August 3, 2005, the Company granted 205,000 options exercisable at CDN$1.85 per share expiring on August 2, 2010.  A total of 102,500 options vested immediately on granting, and the balance will vest on August 3, 2006.

In September 2005, a total of 15,000 options were exercised in the conventional manner for total proceeds of CDN$9,000.

In October 2005, 100,000 options were exercised in the conventional manner for total proceeds of CDN$60,000.  In addition, a total of 200,000 options were exercised using the cashless exercise arrangement, and resulted in the issuing of a further 89,097 shares.  On October 24, 2005, the Company granted 1,885,209 options exercisable at CDN$1.35 per share expiring on October 23, 2010.  Of these, a total of 304,401 vested immediately, and a further 304,401 will vest on each of October 24, 2006, October 24, 2007, and October 24, 2008.  The remaining 667,605 options will vest on October 24, 2008 according to the extent to which various performance objectives are achieved.

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended October 31, 2005, 2004 and 2003

6.

Share capital (continued):

(d)

Share options (continued):

The stock-based compensation reflected in the financial statements was calculated using the Black-Scholes option pricing model assuming risk free interest rates ranging from 2.23% to 3.57% (2004 - 2.23% to 3.44%), a dividend yield of nil, an expected volatility ranging from 84% to 133% (2004 - 105% to 133%), and expected lives of stock options ranging from three years to three and a half years (2004 - three years to three and a half years).  The fair value of options existing as at September 16, 2003, the date of the amendment to the option plan to allow a cashless exercise, has been included in stock-based compensation as, for accounting purposes, these options are accounted for as new grants.

(e)

Contributed surplus:

Granting of IFC and IDC warrants (note 6(c))	$225,000
Stock-based compensation (note 6(d))	1,870,310
Balance, October 31, 2003	2,095,310

Granting of IFC and IDC warrants (note 6(c))	197,313
Stock-based compensation (note 6(d))	3,004,106
Stock-based compensation included in consulting costs deferred in mineral properties	28,667
Transferred to share capital on exercise of stock options for cash	(148,715)
Transferred to share capital on cashless exercise of stock options	(399,896)

Balance, October 31, 2004	4,776,785

Granting of IFC and IDC warrants (note 6(c))	5,346
Stock-based compensation (note 6(d))	1,103,430
Stock-based compensation included in consulting costs deferred in mineral properties	43,860
Transferred to share capital on exercise of stock options for cash	(89,223)
Transferred to share capital on cashless exercise of stock options	(155,169)

Balance, October 31, 2005	$5,685,029

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended October 31, 2005, 2004 and 2003

7.

Income taxes:

Substantially all of the difference between the actual income tax expense (recovery) of nil and the expected statutory corporate income tax recovery relates to losses not recognized.

The tax effect of the significant temporary differences that would comprise future tax assets and liabilities at October 31, 2005 is estimated as follows:

	2005	2004

Future income tax assets:
Non-capital loss carry forwards	$1,497,000	$805,000
Capital losses	386,000	384,000
Deferred mineral property expenditures	7,165,000	7,306,000
Property, plant and equipment	157,000	137,000
Share issue costs	146,000	220,000

Total gross future income tax asset, before valuation allowance	9,351,000	8,852,000
Valuation allowance	(9,351,000)	(8,852,000)

Net future income tax assets	$-	$-

The Company has non-capital losses carried forward in Canada of approximately $4.1 million (2004 - $1.9 million), which will expire in the year 2014 and 2015 that are available to reduce future years’ income for income tax purposes, and capital losses of $2.1 million (2004 - $2.1 million) that are available indefinitely but can only be utilized against capital gains.

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

8.

Related party transactions:

During the year ended October 31, 2005, the Company has paid or accrued an aggregate of $148,090 (2004 - $153,643; 2003 - $90,621) for legal services to law firms in which a director of the Company was a partner during the year.  In addition, the Company has paid $3,000 (2004 - $3,000; 2003 - nil) for consulting services to a non-executive director and has accrued $9,860 (2004 - $5,607; 2003 - nil) for consulting services and travel expenses to companies in which a director has an interest or of which he is a director.

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended October 31, 2005, 2004 and 2003

9.

Segmented information:

The Company’s operations are primarily directed towards the acquisition, exploration and development of mineral resource properties and represent a single reportable segment.  All material revenue of the Company is attributable to the corporate head office.  Property, plant and equipment, which includes mineral properties and mineral property evaluation costs, by geographic area are as follows:

	2005	2004

Democratic Republic of Congo	$25,250,214	$15,448,141
Angola	1,214,391	1,122,023
Zambia	1	1
United Kingdom	34,831	41,195

	$26,499,437	$16,611,360

10.

Commitments and contingencies:

In addition to commitments and contingencies disclosed elsewhere in these consolidated financial statements, the Company is subject to the following items:

(a)

Commitments:

The Company is committed to payments under a number of operating leases for various office premises and other accommodation through to March 2008.  The following table lists as of October 31, 2005 information with respect to the operating leases:

2006	$161,000
2007	93,000
2008	30,000

$284,000

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

As at October 31, 2005, 13,078 shares of the Company issued to settle this debt are held in escrow (2004 - 13,078) and the Company has not accrued in these financial statements for debts claimed by the former IDAS shareholders, aggregating approximately $246,000 (2004 - $246,000) as the Company has not been able to verify the debts.

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended October 31, 2005, 2004 and 2003

11

Subsequent events:

(a)

Subsequent to October 31, 2005, 165,000 options to purchase common shares for cash were exercised, resulting in CDN$99,000 proceeds to the Company and 250,000 options were exercised using the cashless exercise arrangement, resulting in the issuing of a further 80,309 common shares.

(b)

The directors of the Company approved the adoption of a shareholder rights plan, dated November 30, 2005, (the “Rights Plan”) that is intended to ensure that all shareholders of the Company are treated fairly in any transaction involving a potential change of control of the Company.  The rights become exercisable only when a person or party acquires or announces its intention to acquire 20 per cent or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan.  Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50 per cent discount to the market price at the time.  Although the Rights Plan took effect immediately, the Company will ask its shareholders to ratify it at the next meeting of shareholders.  The Rights Plan will expire if shareholder ratification is not obtained within six months of its date.  If approved, it will continue in effect until the annual general meeting of shareholders in 2009.

(c)

On December 22, 2005, the Company completed a private placement of 6,000,000 common shares at CDN$1.70 per share for gross proceeds of CDN$10,200,000.

12.

Reconciliation to United States generally accepted accounting principles (“US GAAP"):

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  A reconciliation of material measurement differences under US GAAP or from practices prescribed by the Securities and Exchange Commission (“SEC”) follows:

(a)

Stock-based compensation:

For Canadian GAAP, effective November 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments.  The new recommendations are applied prospectively.  The Company expenses all stock-based payments granted on or after November 1, 2002, using the fair value method.  As a result of applying this method, the Company has recorded stock-based compensation expense under Canadian GAAP of $1,103,430 for the year ended October 31, 2005 (2004 - $3,004,106; 2003 - $1,870,310).

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended October 31, 2005, 2004 and 2003

12.

Reconciliation to United States generally accepted accounting principles (“US GAAP") (continued):

(a)

Stock-based compensation (continued):

For US GAAP, the Company accounts for stock-based compensation provided to employees by the intrinsic value method and to non-employees by the fair value method.  Pursuant to the Financial Accounting Standards Board EITF 00-23, Issue 31, options to employees granted or modified after January 18, 2001, including those having the cashless exercise feature, are accounted for as variable options as the exercise price of the options is denominated in a currency (CDN$) other than the currency of the primary economic environment of either the employer or employee.  This comprises all options the Company has outstanding at October 31, 2005.  The effect of variable option accounting is that compensation expense is recorded in each period for these options to the extent that the market price of the Company’s shares as at each period end exceeds the exercise price, with changes in value recognized in the determination of income.  In respect of variable options under US GAAP, stock-based compensation for the year ended October 31, 2005, would be $128,921 credit (2004 - $138,409 expense; 2003 - $828,220 expense).  As the market price at October 31, 2002 was not greater than the exercise price of these options, the compensation expense for the year ended October 31, 2002 for these options is nil for US GAAP purposes.

Stock options granted to non-employees for services rendered to the Company have been accounted for under US GAAP commencing with the Company’s 1997 fiscal year based on the fair value of the stock options granted and are measured and recognized as the services are provided and the options are earned.  This method is consistent with the method used by the Company under Canadian GAAP commencing November 1, 2002.  The additional stock-based compensation expense in respect of stock options to non-employees under US GAAP, based upon the fair value of the options using an option pricing model, was nil for the year ended October 31, 2002 and was a cumulative amount of $205,553 from the year of adoption of FAS 123 to October 31, 2002.

The differences between the application of the fair value method for Canadian GAAP and the intrinsic value and fair value methods, as appropriate, for US GAAP would result in a reduction in stock-based compensation expense of $1,232,351 for the year ended October 31, 2005 (2004 - $2,865,697; 2003 - $1,042,090), and a cumulative reduction of $4,934,585 as at October 31, 2005 (2004 - $3,702,234; 2003 - $836,537).

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

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended October 31, 2005, 2004 and 2003

12.

Reconciliation to United States generally accepted accounting principles (“US GAAP") (continued):

(b)

Shareholder contributions:

During the year ended October 31, 1999, long-term debt payable of $375,000 to a significant shareholder was settled by the issuance of common shares.  For Canadian GAAP purposes, the carrying value of the debt has been assigned to the shares issued.  For US GAAP purposes, the fair value of the shares at the settlement date, being $94,984, would be assigned to the shares issued.  The resulting gain of $280,016 would be recognized as a capital contribution since the creditor was a significant shareholder.  As the resulting effect is a transaction within shareholders’ equity, this difference is not presented separately in the attached tables.

(c)

Impairment of long-lived assets and long-lived assets to be disposed of:

US GAAP requires that the carrying value of long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.  SEC staff have interpreted US GAAP to require that mineral property evaluation, exploration and land use costs be expensed as incurred until commercially mineable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination.  Accordingly, for US GAAP purposes, the Company has expensed all mineral property and mineral property exploration costs as incurred.

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

(d)

Reconciliation:

The effect of the measurement differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets, statements of operations and cash flows is summarized as follows:

(i)

Assets:

	2005	2004

Assets, under Canadian GAAP	$32,581,947	$33,278,894
Adjustment for mineral properties and mineral property evaluation costs (c)	(26,299,635)	(16,526,751)

Assets, under US GAAP	$6,282,312	$16,752,143

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended October 31, 2005, 2004 and 2003

12.

Reconciliation to United States generally accepted accounting principles (“US GAAP") (continued):

(d)

Reconciliation (continued):

(ii)

Share capital and contributed surplus:

	2005	2004

Share capital and contributed surplus, under Canadian GAAP	$73,033,671	$71,846,296
Adjustment for stock-based compensation (a)	(4,934,585)	(3,702,234)
Adjustment for escrow shares (a)	1,593,989	1,593,989

Share capital and contributed surplus, under US GAAP	$69,693,075	$69,738,051

(iii)

Deficit:

	2005	2004

Deficit, under Canadian GAAP	$(42,748,316)	$(40,129,840)
Adjustment for stock-based compensation (a)	4,934,585	3,702,234
Adjustment for escrow shares (a)	(1,593,989)	(1,593,989)
Adjustment for mineral properties and mineral property evaluation costs (c)	(26,299,635)	(16,526,751)

Deficit, under US GAAP	$(65,707,355)	$(54,548,346)

(iv)

Loss and loss per share for the year:

	Years ended October 31,
	2005	2004	2003

Loss for the year, under Canadian GAAP	$(2,618,416)	$(4,210,173)	$(3,538,579)
Adjustment for stock-based compensation (a)	1,232,351	2,865,697	1,042,090
Adjustment for mineral properties and mineral property evaluation costs (c)	(9,772,884)	(9,712,210)	(1,945,637)

Loss for the year, under US GAAP	$(11,158,949)	$(11,056,686)	$(4,442,126)

Basic and diluted loss per share, under US GAAP	$ (0.16)	$ (0.16)	$ (0.12)

Weighted average number of common shares outstanding	70,724,737	68,690,978	37,116,816

ADASTRA MINERALS INC.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended October 31, 2005, 2004 and 2003

12.

Reconciliation to United States generally accepted accounting principles (“US GAAP") (continued):

(d)

Reconciliation (continued):

(v)

Cash used in operating activities:

	Years ended October 31,
	2005	2004	2003

Cash used in operating activities, under Canadian GAAP	$(852,427)	$(679,330)	$(1,130,707)
Mineral properties and mineral property evaluation costs (c)	(9,718,836)	(9,481,009)	(1,707,093)

Cash used in operating activities, under US GAAP	$(10,571,263)	$(10,160,339)	$(2,837,800)

(vi)

Cash used in investing activities:

	Years ended October 31,
	2005	2004	2003

Cash used in investing activities, under Canadian GAAP	$(9,850,654)	$(9,559,668)	$(1,717,473)
Mineral properties and mineral property evaluation costs (c)	9,718,836	9,481,009	1,707,093

Cash provided by (used in) investing activities, under US GAAP	$(131,818)	$(78,659)	$(10,380)

(e)

Recent pronouncements:

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), which replaces FASB’s SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”.  SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions).  That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period).  No compensation cost is recognized for equity instruments for which employees do not render the requisite service.  Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met; those conditions are much the same as the related conditions in SFAS No. 123.  SFAS No. 123R is effective for the Company commencing November 1, 2005.  The Company has not completed its evaluation of the effect of adopting SFAS No. 123R on its reconciliation of material measurement differences under US GAAP.

Exhibit Index

Exhibit
1.1(1)	Memorandum and Articles of Incorporation dated November 16, 1979
1.2(1)	Amended Memorandum and Articles of Incorporation dated August 2, 1983
1.3(1)	Amended Memorandum and Articles of Incorporation dated March 11, 1987
1.4(1)	Amended Memorandum and Articles of Incorporation dated June 29, 1993
1.5(1)	Amended Memorandum and Articles of Incorporation dated August 8, 1995
1.6(1)	Articles of Continuation and By-Laws dated August 11, 1995
1.7	Certificate of Amendment and Articles of Amendment dated May 11, 2004
2.1(6)	Shareholder Rights Plan Agreement between Adastra Minerals Inc. and Computershare Investor Securities Inc. dated November 30, 2005
4.1(2)	Framework Agreement between Gécamines and America Mineral Fields International Limited relating to the Rehabilitation of the Kipushi Mine Facilities – April 1996
4.2(2)

Subscription and Joint Venture Agreement between America Mineral Fields Inc.., America Mineral Fields International Limited, AMF Holdings Ltd., Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project – June 1998

4.3(2)

Mining Industry Project Agreement (Convention) between the Democratic Republic of Congo, La Générale des Carrières et des Mines ("Gécamines") and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project – November 1998

4.4(2)

Contract of Association between La Générale des Carrières et des Mines ("Gécamines") and Congo Mineral Developments Limited relating to the transfer of ownership of the Kolwezi Tailings Project – October 1998

4.5(2)

Option Agreement between Zinc Corporation of South Africa Limited (“Zincor”) and America Mineral Fields International Limited related to the grant of an option to Zincor to earn an interest in the Kipushi Zinc and Copper Mine – July 2000

4.6(2)

Project Implementation Deed between America Mineral Fields Inc., America Mineral Fields International Limited, AMF Holdings Limited, Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the extension of the Joint Venture Agreement on the Kolwezi Tailings Project – May 2001

4.7(2)

Deed of Compliance between America Mineral Fields Inc., America Mineral Fields International Limited, AMF Holdings Limited, Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Project Implementation Deed – May 2001

4.8(2)

Joint Venture Agreement between Zinc Corporation of South Africa Limited (“Zincor”) and America Mineral Fields International Limited related to the Rehabilitation of the Kipushi Zinc and Copper Mine – January 2002

4.9(3)

Termination Agreement between America Mineral Fields Inc., America Mineral Fields International Limited, AMF Holdings Ltd., Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project – July 10, 2002

4.10(3)

Deed of Termination and Release between America Mineral Fields Inc., America Mineral Fields International Limited, AMF Holdings Ltd., Anglo American Corporation of South Africa Limited, Ambase Prospects (Congo) Limited and Congo Mineral Developments Limited relating to the Kolwezi Tailings Project – July 10, 2002

4.11(3)	Heads of Agreement between Endiama E.P., IDAS Resources and Twins Ltd. dated August 20, 2002 (in Portuguese with English Summary)
4.12(3)

Letter of Agreement between America Mineral Fields Inc., International Finance Corporation and  International Development Corporation of South Africa Limited relating to the Kolwezi Tailings Project dated February 12, 2003

4.13(5)

Contract of Association between La Générale des Carrières et des Mines ("Gécamines") and Congo Mineral Developments Limited relating to the transfer of ownership of the Kolwezi Tailings Project – March 2004

4.14

Consortium Agreement between Congo Mineral Developments Limited, (“CMD”), International Development Corporation of South Africa Limited (“IDC”), International Finance Corporation (“IFC”) and  Adastra Minerals Inc. dated November 1, 2005 setting out the rights and obligations of parties to the Consortium.

4.15

Share Purchase Agreement between Adastra Minerals Inc., CMD, IDC and IFC dated November 1, 2005 pursuant to which each of IFC and IDC agreed to purchase, and CMD to sell, Class C shares in Kingamyambo Musoni Tailings S.A.R.L., and setting out the rights and obligations of the parties thereto.

4.16	Agreement between Congolese Zinc Investment Limited, Kumba Base Metals Limited and Zincongo Limited dated November 11, 2004 amending the agreement listed as item 4.8 above.
4.17	Agreement between Congolese Zinc Investment Limited, Kumba Base Metals Limited and Zincongo Limited dated September 5, 2005 further amending the agreement listed as item 4.8 above.
8.1(4)	List of Subsidiaries
12.1	Certification of CEO required by Rule 13a-14(a) or Rule 15d-14(a)
12.2	Certification of CFO required by Rule 13a-14(a) or Rule 15d-14(a)
13.1	Certification of CEO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)

These exhibits were previously filed with the Company’s Annual Report on Form 20-F for the year ended October 31, 1999 and incorporated by reference.

(2)

These exhibits were previously filed with the Company’s Annual Report on Form 20-F for the year ended October 31, 2001 and incorporated by reference.

(3)

These exhibits were previously filed with the Company’s Annual Report on Form 20-F for the year ended October 31, 2002 and incorporated by reference.

(4)

See List of Subsidiaries on page 21 of this Annual Report.

(5)

This exhibit was previously filed with the Company’s Annual Report on Form 20-F for the year ended October 31, 2003 and incorporated by reference.

(6)

This exhibit was previously filed under cover of Form 6-K on December 12, 2005 and is incorporated by reference.

EXHIBIT 4.14

CONGO MINERAL DEVELOPMENTS LTD.

and

INDUSTRIAL DEVELOPMENT CORPORATION OF SOUTH AFRICA LIMITED

and

INTERNATIONAL FINANCE CORPORATION

and

ADASTRA MINERALS INC.

CONSORTIUM AGREEMENT

with respect to interests held in

KINGAMYAMBO MUSONOI TAILINGS S.A.R.L.

___________________________________________________________________________

November 1, 2005

STIKEMAN ELLIOTT LLP

5951

CONSORTIUM AGREEMENT

THIS AGREEMENT dated for reference November 1, 2005

AMONG:

(1)

CONGO MINERAL DEVELOPMENTS LIMITED, a company incorporated under the laws of the British Virgin Islands (registered under number 271751) with its registered office situated at 49 Main Street, Road Town, Tortola, British Virgin Islands ("CMD");

(2)	ADASTRA MINERALS INC., a company incorporated under the laws of the Yukon (the "Sponsor");
(3)	INDUSTRIAL DEVELOPMENT CORPORATION OF SOUTH AFRICA LIMITED, a company registered and existing under the laws of the Republic of South Africa ("IDC"); and
(4)	INTERNATIONAL FINANCE CORPORATION, an international organization established by Articles of Agreement among its member countries including the Democratic Republic of Congo ("IFC").

WHEREAS:

(A)

CMD is a wholly owned subsidiary of the Sponsor, created for the purpose of investing in the development, construction and operation of a copper and cobalt processing facility with an initial capacity of 5,500 tonnes per annum of cobalt and 30,000 tonnes per annum of copper to process the Kingamyambo and Musonoi tailings near the town of Kolwezi, Democratic Republic of Congo (the "Project").

(B)

Pursuant to the Contract of Association (as defined below) by and among CMD, La Générale des Carrières et des Mines ("Gécamines") and the Government of the Democratic Republic of Congo ("GDRC"), and the subsequent purchase of C-Shares by IDC and IFC:

(1)	CMD is the owner of 65% of the share capital of Kingamyambo Musonoi Tailings SARL (the "Company") consisting of 32,500 C-Shares (four of which C-Shares are held by nominees);

(2)	IDC is the owner of 10% of the share capital of the Company consisting of 5,000 C-Shares;
(3)	IFC is the owner of 7.5% of the share capital of the Company consisting of 3,750 C-Shares;
(4)	Gécamines is the owner of 12.5% of the share capital of the Company consisting of 6,250 A-Shares; and
(5)	the GDRC is the owner of 5% of the share capital of the Company consisting of 2,500 B-Shares.

NOW THEREFORE, the parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1	Defined Terms.

As used in this agreement, the following terms have the following meanings:

(1)

"Accounting Principles" means the accounting standards that the Company is required to use for the preparation of its audited accounts pursuant to the Contract of Association, provided that such accounting standards are internationally recognised and utilised.

(2)	"Acquiring Party" has the meaning set forth in section 7.1(1).
(3)	"Act" means the company law in force in the DRC and applicable to the Company.
(4)

"affiliate" means, with respect to a person, any other person directly or indirectly controlling, controlled by or under common control with, such person (provided that for the purposes of this definition (but only this definition), "control" means the power to direct the management or policies of a person, directly or indirectly, whether through the ownership of shares or other securities, by contract or otherwise; provided further that the direct or indirect ownership of more than 50% of the voting share capital of a person shall be deemed to constitute control of that person and "controlling" and "controlled" have corresponding meanings).

(5)	"Affiliate Shares" means any shares (other than the C-Shares) to be acquired by an Industry Partner under an Industry Partner Acquisition Agreement.

(6)	"Articles" means the Acte Constitutif of the Company dated 15 March 2004, as they may be amended from time to time.
(7)	"A-Shares" means the Class A Shares in the share capital of the Company.
(8)

"Auditors" means KPMG Congo RDC or such other internationally recognized accounting firm that the Company appoints from time to time as its auditors in accordance with the terms of this agreement and the Contract of Association.

(9)	"Authorization" means, with respect to a person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over such person.
(10)	"Board" means the board of directors of the Company.
(11)	"B-Shares" means the Class B Shares in the share capital of the Company.
(12)	"Budget" has the meaning attributed thereto in the Share Purchase Agreement.
(13)	"Business" has the meaning specified in section 4.1.
(14)	"Business Day" means any day other than Saturday, Sunday or a public holiday in London, New York City, Washington D.C., Kinshasa or Johannesburg.
(15)	"C-Shares" means the Class C Shares in the share capital of the Company.
(16)	"C$" means the lawful currency of Canada.
(17)

"Change of Control" means the acquisition by one or more persons (acting in concert) of 50% or more of the share capital and voting rights of the Sponsor (including by a transfer of such share capital and/or voting rights by contract or otherwise).

(18)

"Closing Date" means, with respect to a Sale Transaction, such date for closing of such Sale Transaction as the relevant parties to such Sale Transaction shall agree, which date shall comply with the applicable requirement herein set forth for such closing.

(19)	"CMD" means Congo Mineral Developments Limited.
(20)	"Commercial Operations Date" means the date on which:

(a)

the machinery and equipment have been properly constructed and installed in accordance with the contract(s) for the engineering, procurement and construction of the Project and have met all of the minimum guaranteed performance requirements established by the Company and the manufacturers of such machinery and equipment as set out in such contract(s), and have been accepted by the Company without reservations; and

(b)

the machinery and equipment have been functioning normally in accordance with design and operating specifications established by the Company and the manufacturers of such machinery and equipment for at least 30 consecutive days.

(21)	"Contract of Association" means the Contrat d’Association Portant sur un Projet d’Industrie Miniere dated March 23, 2004 by and among GDRC, Gécamines and CMD.
(22)

"Controlling Shareholder" means the Shareholder Party (if any) with the right to nominate a majority of the directors to the Board or, in the event that no single Shareholder Party has the right to nominate a majority of the directors to the Board but a group of affiliated Shareholder Parties does have such right, the holder of the greatest number of Shares among such Shareholder Parties. As at the date of this agreement, CMD is the Controlling Shareholder.

(23)	"C-Shareholders" means the owners from time to time of the C-Shares.
(24)	"directors" means the persons who are elected or appointed as directors of the Company.
(25)	"Dollars" and "US$" mean the lawful currency of the United States of America.
(26)	"DRC" means the Democratic Republic of Congo.
(27)	"Equity Interest" means, in respect of a Shareholder Party, the following assets owned by such Shareholder Party from time to time:
(a)	the relevant C-Shares;
(b)	the relevant ownership in the Feasibility Study Intellectual Property (being, in the case of each of the IFIs (or any transferee of each of the IFIs) a beneficial ownership interest);

(c)	the relevant interest in the KMT Loan and the Working Capital Facility (being, in the case of each of the IFIs (or any transferee of each of the IFIs) the relevant Loan Participation); and
(d)	any other relevant Shareholder Contributions;

any reference to an Equity Interest shall include corresponding equivalent portions of each of the above.

(28)	"EPC Contractor" means the primary contractor retained by the Company to design, build and commission the Project facilities that will be defined in accordance with the Feasibility Study.
(29)	"Equity Agreements" means, together:
(a)	this agreement;
(b)	the Share Purchase Agreement;
(c)	the Share Transfer Instruments (as defined in the Share Purchase Agreement);
(d)	the Assignment of the Feasibility Study Intellectual Property (as defined in the Share Purchase Agreement); and
(e)	the Loan Participation Agreements (as defined in the Share Purchase Agreement).
(30)	"Feasibility Study" has the meaning ascribed thereto in the Share Purchase Agreement.
(31)	"Feasibility Study Intellectual Property" has the meaning ascribed thereto in the Share Purchase Agreement.
(32)

"Financing Agreements" means the loan, financing or refinancing agreements (including the credit-insurance agreements) concluded between the Company and the Financing Parties in respect of Senior Loans in accordance with Article 5 of the Contract of Association and all agreements or undertakings, supplementary or in relation to these loan or financing agreements, and in particular all securities, exchange rate and interest hedging agreements and direct agreements.

(33)

"Financing Parties" means any banks, financial institutions, national or international financial establishments, export credit agencies, credit insurers or other lender parties (excluding any Shareholders other than IFIs acting in the capacity of senior lenders) who are parties to the Financing Agreements, as well as their successors, assigns, transferees and parties who have been substituted in their claims or share of the indebtedness, and their representatives, agents or trustees.

(34)	"Force Majeure" has the meaning given such term in the Contract of Association.
(35)	"GDRC" means the Government of the DRC.
(36)	"Gécamines" means La Générale des Carrières et des Mines.
(37)	"Governmental Entity" means:
(a)

any international, multinational, national, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign;

(b)	any subdivision or authority of any of the above;
(c)	any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above; and
(d)	any stock exchange.
(38)	"IDC" means Industrial Development Corporation of South Africa Limited.
(39)	"IFC" means International Finance Corporation.
(40)	"IFI" means each of IDC and IFC.
(41)	"Industry Partner" means any company or group of companies that enters into an Industry Partner Acquisition Agreement.
(42)

"Industry Partner Acquisition Agreement" means any agreement pursuant to which an Industry Partner shall acquire shares in the share capital of either the Company or CMD, or more than 20% of the share capital of the Sponsor, or an option to acquire any such shares.

(43)

"Intraparty Fair Market Value" means the value which might be negotiated between the relevant parties under reasonable commercial procedures on the basis of a multi-criterion method used to evaluate companies in the same industry, carrying out the same type of business, taking into consideration inter alia the stage of development of the Project and the nature of the geographical location in which the Project is being developed. In addition, but without limitation, the market value of the Sponsor will be considered in such valuation.

(44)	"KMT Loan" means the US$ 4,993,750 loan made by CMD to the Company in respect of the Upfront Fee (as defined in the Share Purchase Agreement) pursuant to a Loan Agreement dated April 8, 2004.
(45)	"KMT Organizational Documents" means, together, the Articles and other constitutional documents (howsoever called) of the Company, if any, and the Contract of Association.
(46)

"Loan Participation" has the meaning given to such term in section 3.3(a) of the Share Purchase Agreement, and shall include the Shareholder Loan that results from a transfer of a Loan Participation as provided in section 3.3(b) of the Share Purchase Agreement.

(47)	"Largest Shareholder" means, at any time while there shall be no Controlling Shareholder, the Shareholder that holds the largest number of C-Shares.
(48)	"Law" means, with respect to a specified person:
(a)

laws, constitutions, treaties, statutes, codes, ordinances, principles of common and civil law and equity, orders, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international;

(b)	judicial, arbitral, administrative, ministerial, departmental and regulatory judgments, orders, writs, injunctions, decisions, rulings, decrees and awards of any Governmental Entity; and
(c)

policies, practices and guidelines of, or Contracts with, any Governmental Entity, which, although not actually having the force of law, are considered by such Governmental Entity as requiring compliance as if having the force of law;

in each case binding on or affecting such person, or the assets of such person.

(49)	"LCIA" means the London Court of International Arbitration.
(50)

"Lien" means any mortgage, pledge, charge, assignment, hypothecation, security interest, title retention, preferential right, trust arrangement, right of set-off, counterclaim or banker’s lien, privilege or priority of any kind having the effect of security, any designation of loss payees or beneficiaries or any similar arrangement under or with respect to any insurance policy or any preference of one creditor over another arising by operation of law.

(51)

"Loan Guarantee(s)" means any guarantee or guarantees of the Senior Loans or other forms of contingent equity contribution obligations required under the terms of the Senior Loans for the financing of the development of the Project.

(52)	"Managing Director" has the meaning attributed to “Administrateur-Délégué” in the Contract of Association.
(53)	"Material Adverse Effect" means a material adverse effect on:
(a)	the implementation of the Project or the Financing Plan (as defined in the Share Purchase Agreement); or
(b)

the ability of the Company, CMD or the Sponsor, as the case may be, to comply with its obligations under this agreement or any other Equity Agreement (as defined in the Share Purchase Agreement) or the Contract of Association.

(54)

"OECD Guidelines for Multinational Enterprises" means Guidelines for Multinational Enterprises published by the Organisation for Economic Co-operation and Development as of the date of execution of this agreement setting out voluntary principles and standards for conduct including, inter alia, in respect of anti-corruption.

(55)	"Official" means any officer of a political party or candidate for political office in the DRC or any officer or employee of:
(a)	the GDRC (including any legislative, judicial, executive or administrative department, agency or instrumentality thereof); or
(b)	a public international organization.
(56)

"Option Agreement" means the Option Agreement dated February 12, 2003 by and among IFC, IDC, CMD and America Mineral Fields Incorporated (the predecessor name of the Sponsor), pursuant to which each of IFC and IDC were granted an option to purchase from CMD up to 10% each of the share capital of the Company.

(57)	"Payment in Sponsor Shares" means payment to the relevant IFI(s) in Sponsor Shares, where the number of such shares shall be calculated as:
(a)	the difference between:
(i)	the Intraparty Fair Market Value; and

(ii)	any cash payment;

(in each case expressed in C$, converted from the currency of valuation/payment, as applicable, at the Bank of Canada noon spot rate of exchange on the day of payment);

divided by:

(b)

the trade weighted average of the Sponsor’s share price on the Toronto Stock Exchange during the 20 trading days immediately preceding the date of the exercise by the relevant party of the right or option to make or receive a Payment in Sponsor Shares;

provided that:

(i)	the number of Sponsor Shares held by each of the IFIs as a result of a Payment in Sponsor Shares shall not exceed 20% of the issued Sponsor Shares (on a fully diluted basis);
(ii)

an IFI shall not be required to accept a Payment in Sponsor Shares if, or to the extent that, such IFI’s doing so would require such IFI (or the IFIs jointly) to make an offer for the entire share capital of the Sponsor; and

(iii)

if or to the extent that (i) or (ii) above applies, or if the Sponsor is unable to obtain the necessary shareholder, stock exchange and regulatory approvals to issue such shares, then the Sponsor will have a further 90 days to remedy any shortfall by making payment of such shortfall in cash.

(58)

"person" means any natural person, corporation, company, partnership, firm, voluntary association, joint venture, trust, unincorporated organization, authority or any other entity whether acting in an individual, fiduciary or other capacity.

(59)

"Policies and Guidelines" means the Environmental and Social Policies and Environmental, Health and Safety Guidelines of the World Bank Group as they existed at March 18, 2005, as set out in schedule 1 annexed hereto.

(60)

"Prohibited Payment" means any offer, gift, payment, promise to pay or authorization of the payment of any money or anything of value, or the granting of rights of use of any assets or otherwise providing assistance, directly or indirectly, to or for the use or benefit of any Official (including to or for the use or benefit of any other person if the offeror, donor, payer or covenantor (as the case may be) or any affiliates thereof knows, or has reasonable grounds for believing, that the other person would use such offer, gift, payment, promise or authorization of payment, granting of rights of use or other assistance for the benefit of any such Official) or for the suppression of any rebel groups, for the purpose of influencing any act or decision or omission of any Official in order to obtain, retain or direct business to, or to secure any improper benefit or advantage for, any of their affiliates or any other person; provided that any such offer, gift, payment, promise or authorization of payment, granting of rights of use or otherwise providing assistance shall not be considered a Prohibited Payment if (i) it is lawful under applicable written laws and regulations, (ii) it would be permitted pursuant to the OECD Guidelines for Multinational Enterprises, or (iii) the use of assets is made or done pursuant to an act of expropriation or requisition by a government authority (regardless of whether such governmental authority is acting with valid legal authority or only claiming to do so in circumstances in which it would not be reasonable for the relevant person to confirm or contest the validity of such legal authority), or is otherwise done under duress.

(61)	"Project" has the meaning given to such term in the recitals hereof.
(62)	"Project Completion" means the point in time at which any Loan Guarantee(s) are released pursuant to the terms of the definitive documentation for the Senior Loans.
(63)

"Proportionate Interest (All)" means, at any time with respect to a Shareholder, such Shareholder’s ownership of A-Shares, B-Shares and C-Shares expressed as a percentage, which percentage is determined by dividing the aggregate number of A-Shares, B-Shares and C-Shares owned by the Shareholder by the total number of A-Shares, B-Shares and C-Shares owned by all Shareholders.

(64)

"Proportionate Interest (C)" means, at any time with respect to a Shareholder, such Shareholder’s ownership of C-Shares expressed as a percentage, which percentage is determined by dividing the number of C-Shares owned by the Shareholder by the total number of C-Shares owned by all Shareholders.

(65)	"Purchased Interest" means an Equity Interest being Transferred pursuant to a Sale Transaction.
(66)

"Purchaser" means any person or persons purchasing or otherwise acquiring an Equity Interest pursuant to a Sale Transaction (and includes the Sponsor in the case of a Payment in Sponsor Shares, where applicable).

(67)

"Sale Transaction" means any transaction whereby all or a portion of an Equity Interest is Transferred in accordance with the provisions of articles 8 or 9 of this agreement (as relevant) by a Shareholder Party under the circumstances contemplated by:

(a)	sections 6.4 to 6.10, inclusive, 7.3, 8.2, 10.3, and 11.1 to 11.6, inclusive, in each case of the Share Purchase Agreement; or
(b)	articles 6 or 7 of this agreement.
(68)	"Senior Loans" means the necessary loan financing to be obtained by or on behalf of the Company to carry out the Project, including both senior debt and subordinated debt, excluding Shareholder Loans.
(69)	"Share Purchase Agreement" means the agreement of even date between the Sponsor, CMD, IDC and IFC entitled "Share Purchase Agreement".
(70)

"Shareholder Contributions" means, as at any time and as the context requires in respect of a person, the C-Shares and Shareholder Loans held by such person or in which such person has an interest at such time, or any C-Shares and Shareholder Loans proposed to be issued or granted to any person, as the case may be, at such time.

(71)

"Shareholder Loans" means loans made to the Company by CMD and other C-Shareholders in accordance with the terms of the Contract of Association, including the KMT Loan and the Working Capital Facility.

(72)	"Shareholder Party" means a Shareholder that is a party to this agreement.
(73)	"Shareholders" means the shareholders of the Company from time to time.
(74)	"Steering Committee" has the meaning set forth in section 4.2.
(75)	"Sponsor Shares" means common shares in the share capital of the Sponsor.
(76)	"subsidiary" means, with respect to any person, any entity:
(a)	over 50% of whose share capital is owned, directly or indirectly, by that person;
(b)	for which that person has the right to nominate or appoint a majority of the members of the board or such other body performing similar functions; and
(c)	which is otherwise effectively controlled by that person.

(77)

"Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

(78)

"this agreement", "herein", "hereof", "hereto" and "hereunder" and similar expressions mean and refer to this agreement, as further supplemented or amended and not to any particular article, section, paragraph, schedule or other portion hereof; and the expressions "article", "section", "paragraph" and "schedule" followed by a number or letter mean and refer to the specified article, section, paragraph or schedule of this agreement.

(79)	"Time of Closing" means 10:00 a.m. (London time) or such other time on the Closing Date as the parties to the applicable Sale Transaction agree.
(80)	"Transfer" means:
(a)

any transfer, sale, assignment, exchange, gift, donation or other disposition of all or part of an Equity Interest where possession, legal title, beneficial ownership or the economic risk or return associated with all or part of such Equity Interest passes directly or indirectly from one person to another or to the same person in a different legal capacity, whether or not for value, whether or not voluntary and however occurring (including an exchange for Sponsor Shares); or

(b)	any agreement, undertaking or commitment to effect any of the foregoing.
(81)	"Transferring Party" has the meaning set forth in section 7.1(1).
(82)	"Vendor" means any person or persons Transferring an Equity Interest pursuant to a Sale Transaction.
(83)	"Warrants" has the meaning specified in section 11.17.
(84)	"Working Capital Facility" means the US$500,000 loan facility made by CMD to the Company pursuant to a Credit Facility Agreement dated April 8, 2004.
Section 1.2	References and Headings

In this agreement, unless the context otherwise requires:

(a)	headings are for convenience only and do not affect the interpretation of this agreement;
(b)	words importing the singular include the plural and vice versa;

(c)

a reference to a document includes an amendment or supplement to, or replacement or novation of, that document but disregarding any amendment, supplement, replacement or novation made in breach of this agreement;

(d)	a reference to a party to any document includes that party's successors and permitted assigns;
(e)

the terms "include", "includes" and "including" shall be deemed to be followed by the words "without limitation" and any list of examples following such term shall in no way restrict or limit the generality of the word or provision in respect of which such examples are provided;

(f)	an expression importing a natural person includes any company, partnership, trust, joint venture, association, corporation or other corporate body and any governmental authority or agency; and
(g)	terms defined in the Share Purchase Agreement and incorporated in this agreement by reference shall survive the termination of the Share Purchase Agreement for the purposes of this agreement.
Section 1.3	Schedules.

The following schedules 1, 2 and 3 annexed hereto shall, for all purposes hereof, form an integral part of this agreement:

Schedule 1	Policies and Guidelines
Schedule 2	Corporate Governance Principles
Schedule 3	Form of Accession Undertaking

ARTICLE 2

IMPLEMENTATION OF AGREEMENT AND TERM

Section 2.1	Actions in Accordance with Agreement.

Each Shareholder Party will (and in the case of IFC, at the written request of any of the other Shareholder Parties) vote its Shares so as to give effect to and in a manner consistent with this agreement and so as to cause the Company to comply with the undertakings set out in sections 4.4, 4.5 and 4.6, whether at a meeting of the Shareholders or by written resolution of the Shareholders. In addition, each Shareholder Party will cause each director of the Company nominated by such Shareholder Party (subject to such director’s fiduciary duties and other applicable Law) to undertake his/her duties as a director in a manner consistent with the terms of this agreement and the Share Purchase Agreement and so as to cause the

Company to comply with the undertakings set out in sections 4.4, 4.5 and 4.6, whether at a meeting of the directors or by written resolution of the directors.

Section 2.2	Conflicts.

In the event of any conflict between the provisions of this agreement and the provisions of the Articles and the Contract of Association, the provisions of this agreement shall prevail as between the Shareholder Parties to the extent permitted by Law. Each of the Shareholder Parties agrees, in its capacity as a shareholder in the Company, to use its reasonable efforts to have the KMT Organizational Documents amended to make them consistent (to the extent necessary and possible) with the terms of the Share Purchase Agreement and this agreement.

Section 2.3	Term of Agreement.
(1)	Subject to section 2.3(2), this agreement shall terminate on the earliest of:
(a)	the date on which any one Shareholder Party acquires all of the then-existing Equity Interests in compliance with this agreement;
(b)	the date on which this agreement is terminated by written agreement of the Shareholder Parties;
(c)	the dissolution, liquidation, winding-up or other termination of the corporate existence of the Company; and
(d)	the date on which all the C-Shares are acquired by Gécamines in accordance with the Contract of Association.
(2)

Save as set forth in any agreement referred to in section 2.3(1)(b), any termination of this agreement shall be without prejudice to the rights of any party with respect to matters arising or events occurring prior to the effective time of such termination.

Section 2.4	Agreement to be Bound

Prior to or concurrently with any Purchaser who is not a party to this agreement acquiring an Equity Interest pursuant to a Sale Transaction, the relevant Shareholder Party shall procure that such Purchaser execute and deliver to each of the parties (i) an accession agreement substantially in the form of schedule 3 annexed hereto agreeing to be bound by this agreement as a Shareholder Party, and (ii) in the event that there is a Transfer of Shares, a written agreement in form and substance satisfactory to each of the Shareholder Parties, GDRC and Gécamines agreeing to be bound by the Contract of Association.

ARTICLE 3

DIRECTORS AND SHAREHOLDERS

Section 3.1	Directors of the Company.
(1)

The Board shall have the number of directors determined in accordance with Article 12.2(a) of the Contract of Association from time to time. As at the date hereof, the Board has eleven directors, comprised of two nominees of Gécamines, one nominee of the GDRC, six nominees of CMD, one nominee of IDC and one nominee of IFC). In the event that CMD shall be permitted pursuant to Article 12.2(a) of the Contract of Association to appoint (together with any Industry Partner(s), as defined in the Contract of Association) additional directors to the Board, CMD shall ensure that, for so long as CMD is the owner of more than 50% of the total share capital of the Company, CMD shall have the right to nominate a majority of the directors.

(2)

Each Shareholder Party shall be entitled to such powers of nomination as are set forth in the Contract of Association. The Shareholder Parties shall consult with one another with respect to the proposed exercise of such powers of nomination and, in the event that CMD shall be permitted pursuant to Article 12.2(a) of the Contract of Association to appoint (together with any Industry Partner(s), as defined in the Contract of Association) additional directors to the Board, with respect to the constitution of the Board.

Section 3.2	Board Meetings.

Meetings of the Board will be held at such times and in the manner set forth in the Contract of Association and the Articles.

Section 3.3	Shareholder Meetings.

Meetings of the Shareholders will be held at such times and in the manner set forth in the Contract of Association and the Articles.

ARTICLE 4

BUSINESS AND MANAGEMENT OF THE COMPANY

Section 4.1	Business of the Company.

The business of the Company (the "Business") shall be as set forth in Article 3 of the Articles.

Section 4.2	Steering Committee.
(1)

A steering committee (the "Steering Committee") is hereby constituted, which Steering Committee will consist of, as a minimum, the following (it being understood that a single person may occupy more than one of these positions simultaneously):

(a)	the chief executive officer, chief financial officer and chief operating officer of the Sponsor (if CMD is the Controlling Shareholder);
(b)	the general manager of the Controlling Shareholder (if any);
(c)	the Managing Director; and
(d)	one representative of each Shareholder Party; provided that a Shareholder Party shall be permitted to have observers attend at the discretion of such Shareholder Party;

together with such other persons as the members of the Steering Committee shall consider appropriate.

(2)	The purpose of the Steering Committee will be of an advisory nature only, and will include, inter alia:
(a)	ensuring the timely completion of the Feasibility Study and all associated studies (including environmental and social studies);
(b)	addressing relevant technical, marketing, financing, environmental, and social issues as they arise;
(c)	receiving and evaluating information related to the Budget; and
(d)	considering from time to time the advisability of seeking to bring an Industry Partner into the Project.
(3)

The initial meeting of the Steering Committee will be convened within 30 days of the date of delivery to each of the parties of fully-signed originals of this agreement. Thereafter, meetings will be held at least once every three months (concurrently with or immediately before the quarterly Board meetings) with attendance by telephone or in person.

(4)	Meetings of the Steering Committee shall be held at such location as shall be approved by a majority of the Steering Committee and specified in the notice of any particular meeting.
(5)

Either the Controlling Shareholder (if there is one) or the Largest Shareholder shall provide notice of each meeting of the Steering Committee, together with an agenda, at least five Business Days before it is proposed to be held; provided that a meeting of the Steering Committee may be held on such shorter period of notice if all members of the Steering Committee shall so agree in writing.

(6)

At each meeting of the Steering Committee, a quorum shall be constituted by the presence (in person or by telephone) of the Managing Director and a representative of the Sponsor (if CMD is the Controlling Shareholder and the Sponsor controls CMD) and each Shareholder Party; provided that, in the event that a quorum shall fail to be so present on the date set forth in the notice of meeting, the members that are present may adjourn the meeting to a date not less than three Business Days and not more than ten Business Days later (notice of which adjourned meeting will be given by the Controlling Shareholder (if there is one) or the Largest Shareholder in like manner as notice of the original meeting), and at which adjourned meeting the members present (in person or by telephone) shall constitute a quorum.

(7)	The members of the Steering Committee shall choose from among themselves a chairperson, and shall also appoint a secretary.
(8)	In recognition of its advisory purposes, the Steering Committee will operate on a consensus basis without the need for formal voting.
(9)	The secretary of the Steering Committee shall keep proper minutes of all proceedings thereof, copies of which shall be circulated to the members.
(10)	The Steering Committee shall otherwise be governed by, and shall conduct its affairs in accordance with, such rules and procedures as it shall see fit to adopt.
Section 4.3	Reporting by the Controlling Shareholder or Largest Shareholder.

At least five Business Days prior to each Steering Committee meeting (or such shorter period as all members of the Steering Committee shall agree in writing), either the Controlling Shareholder (if there is one) or the Largest Shareholder will supply to each Shareholder Party a written report detailing the following:

(a)	progress since the last meeting on matters referred to in section 4.2(2); and
(b)	any minutes of Board meetings and any other relevant summary of the Company activities and meetings.

Either the Controlling Shareholder (if there is one) or the Largest Shareholder will ensure that, if a Shareholder Party does not nominate a director to the Company:

(c)	all information conveyed to the Board, as required by Article 20 of the Articles, will be copied to such Shareholder Party within seven working days of receipt by such Controlling Shareholder or Largest Shareholder; and

(d)	such Shareholder Party will receive on a quarterly basis a written report as described in (a) and (b) above;

provided that, in the case of the provision of information by the Largest Shareholder, each of other Shareholder Parties shall provide such information and other assistance as shall reasonably be requested by the Largest Shareholder in order to provide such information to the other Shareholder Parties.

Section 4.4	Positive Undertakings.
(1)	Unless each of the IFIs otherwise agrees, the Controlling Shareholder shall:
(a)

cause the Company to install and maintain an accounting and control system, management information system and books of account and other records, which together adequately reflect truly and fairly the financial condition of the Company and the results of its operations in conformity with Accounting Principles;

(b)	cause the Company to appoint and maintain at all times the Auditors;
(c)

cause the Company to irrevocably authorize the Auditors to communicate directly with the IFIs at any time regarding the Company's accounts and operations (and provide to each of the IFIs a copy of that authorization) and, no later than 30 days after any change in the Auditors, issue a similar authorization to the new Auditors and provide a copy thereof to each of the IFIs;

(d)

cause the Company to, upon any Shareholder Party’s request, such request to be made with reasonable prior notice to the Company (except in the case of a breach by (i) the Sponsor or CMD of any of its obligations under any of the Equity Agreements, or (ii) the Controlling Shareholder of any of its obligations under this agreement), permit representatives of any such Shareholder Party, during normal office hours, to:

(i)	visit the Project site and any of the premises where the Business is conducted;
(ii)	inspect all facilities, plant and equipment comprised in the Project;
(iii)	have access to the Company’s books of account and records and (prior to Financial Close, as defined in the Share Purchase

Agreement) the books of account and records of the Shareholder Party that is responsible for administering the Budget, being as of the date hereof CMD; and

(iv)	have access to those employees and agents of the Company who have or may have knowledge of matters with respect to which such Shareholder Party seeks information;
(e)

itself, and cause the Company to, promptly upon becoming aware of any litigation or administrative proceedings before any Governmental Entity or arbitral body which has or may reasonably be expected to have a Material Adverse Effect, notify each of the Shareholder Parties by facsimile of that event specifying the nature of that litigation or those proceedings and the steps that (i) the Company, (ii) the CMD or the Sponsor, as the case may be (if CMD is the Controlling Shareholder), or (iii) the Controlling Shareholder (if CMD is not the Controlling Shareholder), is taking or proposes to take with respect thereto;

(f)

cause the Company to publicly disclose on an annual basis, in a format agreed with the IFIs and generally in accordance with the principles of the Extractive Industries Transparency Initiative, a report listing in a reasonable level of detail all payments made in the previous year to GDRC and GDRC-owned entities;

(g)	itself (with respect to its operations in the DRC), and cause the Company at all times to, comply in all material respects with all applicable Laws of the DRC;
(h)	cause the Company to develop and implement a corporate governance framework consistent with and based on the principles set forth in schedule 2 annexed hereto;
(i)

cause the Company to implement and maintain customary insurance cover (subject to availability) acceptable to the IFIs (in their capacity as C-Shareholders in the Company with an Equity Interest in the Project) having regard to the Company’s activities and obligations from time to time;

(j)	itself, and cause the Company to, consult fully with each of the IFIs before making any appointment of senior management in the Company;

(k)	cause the Company to adopt the Voluntary Principles on Security and Human Rights and cause the Company to implement appropriate policies and guidelines in respect thereof for its managers;
(l)

use the proceeds of the Additional Pro Rata Payments (as defined in the Share Purchase Agreement), directly or indirectly, for the purposes of the Project as set out in the Financial Plan (as defined in the Share Purchase Agreement); and

(m)	reimburse each of the IFIs for the relevant IFI Expenditures to reach Loan Signing (as defined in the Share Purchase Agreement) as incurred from time to time;

provided that, unless each of the Shareholder Parties otherwise agrees:

(i)	the Sponsor, for so long as:
(A)	the Sponsor continues to control CMD; and
(B)	CMD is the Controlling Shareholder;

shall cause CMD to comply with the foregoing positive undertakings; and

(ii)	in the event that there shall be no Controlling Shareholder, each of the Shareholder Parties shall:
(A)

(in the case of IFC, at the written request of any of the other Shareholder Parties) vote its Shares so as to give effect to and in a manner consistent with this section 4.4, whether at a meeting of the Shareholders or by written resolution of the Shareholders; and

(B)

cause each director nominated by it (subject to such director’s fiduciary duties and other applicable Law) to undertake his/her duties as a director so as to give effect to and in a manner consistent with this section 4.4, whether at a meeting of the directors or by written resolution of the directors;

provided further that, unless each of the Shareholder Parties otherwise agrees, prior to Project Completion CMD shall undertake the obligations of the Controlling Shareholder under this section 4.4, regardless of whether or not CMD has a right to nominate a majority of the directors to the Board, and the Sponsor shall cause CMD to comply with such obligations.

Each of the IFIs shall, insofar as it is able in its capacity as a minority Shareholder in the Company, and upon the Controlling Shareholder’s reasonable request, provide advice to the Controlling Shareholder in connection with the foregoing obligations of the Controlling Shareholder.

(2)

Without limitation to the provisions of section 4.4(1), the Sponsor shall, as soon as reasonably possible following the execution of this agreement, make a formal presentation to the Economics and Finance Committee of the DRC, providing an update on the status of the Project, which shall include an update of the estimated costs of the Feasibility Study, with appropriate representatives of the IFIs being invited to attend such presentation.

(3)	Without limitation to the provisions of section 4.4(1), CMD shall:
(a)

to the extent applicable, transfer to the Company the transferable rights in respect of the Umicore License or the CMD-Anglo License (in each case as defined in the Share Purchase Agreement), as the case may be, simultaneous with the transfer of the Feasibility Study (or where such rights are not transferable, enter into arrangements reasonably satisfactory to the Shareholder Parties whereby such rights are made available to the Company);

(b)	make a presentation to the Board of the estimated costs of the Feasibility Study, with appropriate representatives of the IFIs being invited to attend such presentation; and
(c)

use its reasonable efforts to have the Contract of Association amended to provide that the accounting standards that the Company is required to use for the preparation of its audited accounts shall be International Financial Reporting Standards.

Section 4.5	Negative Undertakings

Unless each of the IFIs otherwise agrees, the Controlling Shareholder shall:

(a)

cause the Company not to enter into any agreement or arrangement to guarantee or, in any way or under any condition, assume or become obligated for all or any part of any financial or other obligation of another person;

(b)

cause the Company not to create or permit to exist any Lien on any property, revenues or other assets, present or future, of the Company other than pursuant to the Financing Agreements in respect of the Senior Loans;

(c)

cause the Company not to enter into any transaction except in the ordinary course of business and on the basis of arm's length arrangements, including transactions whereby the Company might pay more than the ordinary commercial price for any purchase or might receive less than the full ex-works commercial price (subject to normal trade discounts, industry norm profit sharing arrangements and/or requirements of the Financing Parties for floor price protection and the associated granting of ceiling prices to off-takers) for the Company’s products; provided that, in addition, where the other party to any such transaction is an affiliate of the Company, such transaction shall not be in breach of the Contract of Association;

(d)

not enter into, and cause the Company not to enter into, any partnership, profit sharing or royalty agreement or other similar arrangement whereby the Company's income or profits are, or might be, shared with any affiliate of the Sponsor (or the Controlling Shareholder, if CMD is not the Controlling Shareholder) other than as contemplated in the Contract of Association; provided that the foregoing shall not restrict any dealing by CMD with such affiliates that is not otherwise prohibited by this agreement with respect to any amounts that have been paid to it by, or which it is entitled to receive from, the Company by way of a distribution or dividend;

(e)

not enter into, and cause the Company not to enter into, any partnership, profit sharing or royalty agreement or other similar arrangement whereby the Company's income or profits (or CMD’s rights and interests therein) are, or might be, shared with any third party, except in the ordinary course of business and for the benefit of the Shareholders as a whole, other than pursuant to the Financing Agreements;

(f)	cause the Company not to enter into any management contract or similar arrangement whereby the Company’s business or operations are managed by any other person other than:
(i)	CMD’s conduct of the Feasibility Study;
(ii)	the conduct of engineering, procurement and construction of the facilities necessary for the Project by the EPC Contractor pursuant to an EPC contract; and
(iii)	the commissioning of the facilities by the EPC Contractor (or another third party), which may extend until technical or financial completion is achieved in accordance with the terms of the Financing Agreements for the Senior Loans;

(g)	not change any of the KMT Organizational Documents in a manner which would be materially adverse to the interests of the IFIs;
(h)	not change, and cause the Company not to change, the nature or scope of the Project or change the nature of the Company’s present or contemplated business or operations;
(i)

cause the Company not to sell, transfer, lease or otherwise dispose of all or a substantial part of its assets, other than inventory, whether in a single transaction or in a series of transactions, related or otherwise;

(j)	not permit any merger, spin-off, consolidation or reorganization, liquidation or dissolution of the Company and cause the Company not to permit or undertake any such action;
(k)

not enter into any Shareholder Loan agreement with the Company other than in compliance with the provisions of the Contract of Association, and pari passu in terms of repayment with all other Shareholder Loans (except in accordance with Article 6.7 of the Contract of Association), and unless each of the Shareholder Parties shall have been provided: (i) at least 60 days prior notice thereof; and (ii) the right to subscribe or otherwise participate, as the case may be, with the other Shareholder Parties pro rata to the Proportionate Interest (C) of such Shareholder Party; provided that the Company may enter into a Shareholder Loan agreement on less than 60 days prior notice in the event that:

(i)	the need for such Shareholder Loan has arisen as a result of exceptional circumstances, as determined by the Managing Director;
(ii)	the amount of such Shareholder Loan is the minimum necessary to address such exceptional circumstances;
(iii)	the Controlling Shareholder shall have acted reasonably and in the interest of all of the C-Shareholders;
(iv)	the Controlling Shareholder shall have used all reasonable efforts to place the exceptional circumstances before the other Shareholder Parties and if practicable, the Steering Committee; and

(v)

each of the C-Shareholders that do not participate pro rata in such Shareholder Loan at the time that it is entered into shall have the opportunity for a period of up to 60 days from the time of being informed of the intention to enter into such Shareholder Loan to retrospectively participate pro rata in the entering into of such Shareholder Loan;

(l)	not terminate, amend or grant any waiver with respect to any provision of the Contract of Association;
(m)	cause the Company not to issue any Shares otherwise than in compliance with the provisions of this agreement, the Share Purchase Agreement, the Contract of Association and the Articles;
(n)

not modify the Budget by more than 10% without (i) formal approval of the modified Budget by the board of CMD, and (ii) presentation of the modified Budget and the basis therefor to the Steering Committee; or

(o)

not make or fund (and shall not authorize or permit any of its affiliates or any person acting on its behalf to make or fund) any expenditure related to the Project which has not been included in the Budget (other than any Emergency Expenditures, as defined in the Share Purchase Agreement) without the approval of the other Shareholder Parties, which approval will not be unreasonably withheld;

provided that, unless each of the Shareholder Parties otherwise agrees:

(i)	the Sponsor, for so long as:
(A)	the Sponsor continues to control CMD; and
(B)	CMD is the Controlling Shareholder;

shall cause CMD to comply with the foregoing negative undertakings; and

(ii)

in the event that there shall be no Controlling Shareholder, the taking by the Company of any action that would not be consistent with the negative undertakings as set out in this section 4.5 shall require the consent of each of the Shareholder Parties, whether at a meeting of the Shareholders or by written resolution of the Shareholders;

provided further that, unless each of the Shareholder Parties otherwise agrees, prior to Project Completion CMD shall undertake the obligations of the Controlling Shareholder under this section 4.5, regardless of whether or not CMD has a right to nominate a majority of the directors to the Board, and the Sponsor shall cause CMD to comply with such obligations.

Section 4.6	Environmental Covenants.

Unless each of the IFIs otherwise agrees, the Controlling Shareholder shall:

(a)	cause the Company to design, construct, operate, maintain and monitor all of its sites, plant, equipment and facilities in accordance with:
(i)	the Controlling Shareholder’s environmental, health, safety and community development policies; and
(ii)	the Policies and Guidelines; and
(b)

cause the Company to provide to each of IDC and IFC (for so long as the relevant IFI is a Shareholder) an annual monitoring report covering ongoing performance of environmental, social, health and safety activities, and cause the Company to review and revise where appropriate, at least on an annual basis but possibly more frequently, its environmental, health, safety, and community policies to ensure that these policies continue to be in accordance with the Policies and Guidelines;

provided that, unless each of the Shareholder Parties otherwise agrees:

(i)	the Sponsor, for so long as:
(A)	the Sponsor continues to control CMD; and
(B)	CMD is the Controlling Shareholder;

shall cause CMD to comply with the foregoing positive undertakings; and

(ii)	in the event that there shall be no Controlling Shareholder, each of the Shareholder Parties shall:
(A)	(in the case of IFC, at the written request of any of the other Shareholder Parties) vote its Shares so as to give effect to and in a manner consistent with this section 4.6,

whether at a meeting of the Shareholders or by written resolution of the Shareholders; and

(B)

cause each director nominated by it (subject to such director’s fiduciary duties and other applicable Law) to undertake his/her duties as a director so as to give effect to and in a manner consistent with this section 4.6, whether at a meeting of the directors or by written resolution of the directors;

provided further that, unless each of the Shareholder Parties otherwise agrees, prior to Project Completion CMD shall undertake the obligations of the Controlling Shareholder under this section 4.6, regardless of whether or not CMD has a right to nominate a majority of the directors to the Board, and the Sponsor shall cause CMD to comply with such obligations.

Each of the IFIs shall, insofar as they are able in their capacity as minority Shareholders in the Company, and upon the Controlling Shareholder’s request, provide assistance and advice to the Controlling Shareholder in connection with the foregoing obligations of the Controlling Shareholder.

Section 4.7	Contract of Association and Articles.

Each of the Shareholder Parties acknowledges that the rights and obligations of the Financially Contributing Parties under and as defined in the Contract of Association are joint and several as a matter of DRC law, and expressly agree that the exercise of the rights and performance of the obligations under the Contract of Association in respect of the matters hereinafter in this section 4.7 set forth shall be effected in accordance with this section 4.7. In this section 4.7, the term “Financially Contributing Parties” shall have the meaning ascribed to the term Parties Contribuant au Financement in the Contract of Association.

(a)	Feasibility Study

CMD shall assume primary responsibility for the matters referred to in Article 4.1(a) of the Contraction of Association.

(b)	Environmental Impact Assessment Study

CMD shall assume primary responsibility for the matters referred to in Article 4.1(b) of the Contraction of Association.

(c)	Financing of the Project

CMD shall assume primary responsibility for the matters referred to in Article 4.1(c) of the Contraction of Association; provided that (i) each of the

Shareholder Parties shall be permitted to participate (but shall have no obligation to participate) together with CMD in any and all negotiations with the Financing Parties on the terms and conditions of the Financing Agreements and CMD shall use its reasonable efforts to facilitate such participation (subject in each case to such arrangements for ethical barriers being put in place as shall be reasonably requested by CMD); and (ii) CMD shall keep each of the Shareholder Parties informed of, and consult with each of the Shareholder Parties regarding, the proposed terms and conditions of any Financing Agreements with Financing Parties that do not benefit from a first ranking security interest in, inter alia, the Company's assets and contract rights.

(d)	Certain payments

Each payment of cash by Gécamines (and the benefit of any bank guarantee) referred to in Article 4.2(a)(ii) of the Contract of Association shall be for the benefit of all Shareholder Parties pro rata on the basis of their respective Proportionate Interests (C), and each Shareholder Party shall, to the extent that any payment so received by it exceeds its own Proportionate Interest (C) having regard to concurrent payments received by the other Shareholder Parties, hold such amount in trust for the other Shareholder Parties and forthwith upon request by any such Shareholder Party pay such excess amount to such Shareholder Party so that, after such payment, each Shareholder Party has received its own Proportionate Interest (C) in the payment by Gécamines.

(e)	Sale of Feasibility Study

The Shareholder Parties confirm their understanding that each is entitled to approve the terms of any sale contemplated by Article 4.2(c)(ii)(1) of the Contract of Association.

(f)	Second instalment of the Transfer Price

The Shareholder Parties confirm their understanding that the payment of the second instalment of the Transfer Price as defined in, and contemplated to be paid in accordance with Article 7.3 of, the Contract of Association is intended to constitute a Project cost to be funded in accordance with the terms of the Financing Agreements.

(g)	Termination rights

No decision to exercise termination rights under Articles 8.2, 8.4 or 20.4 of the Contract of Association shall be made without the prior written agreement of all Shareholder Parties.

(h)	Suspension rights

The decision to exercise suspension rights under Article 8.4 of the Contract of Association shall be made by the Controlling Shareholder after appropriate consultation with all Shareholder Parties or, if there is no Controlling Shareholder, by a majority decision of the Shareholder Parties based on the then current Proportionate Interest (C) of each Shareholder Party.

(i)	Chairman of the Company

The nomination of the Chairman of the Company under Article 12.2(d) of the Contract of Association shall be made by the Controlling Shareholder on behalf of the Financially Contributing Parties after appropriate consultation with all Shareholder Parties or, if there is no Controlling Shareholder, by a majority decision of the Shareholder Parties based on the then current Proportionate Interest (C) of each Shareholder Party.

(j)	Managing Director of the Company

The nomination of the Managing Director of the Company under Article 13.1 of the Contract of Association shall be made by the Controlling Shareholder on behalf of the Financially Contributing Parties after appropriate consultation with all Shareholder Parties or, if there is no Controlling Shareholder, by a majority decision of the Shareholder Parties based on the then current Proportionate Interest (C) of each Shareholder Party.

(k)	Management fees

Each payment of management fees by the Company referred to in Article 14 of the Contract of Association to be paid to the Financially Contributing Parties shall be for the benefit of all Shareholder Parties pro rata on the basis of their respective Proportionate Interests (C), and each Shareholder Party shall, to the extent that any payment so received by it exceeds its own Proportionate Interest (C) having regard to concurrent payments received by the other Shareholder Parties, hold such amount in trust for the other Shareholder Parties and forthwith upon request by any such Shareholder Party pay such excess amount to such Shareholder Party so that, after such payment, each Shareholder Party has received its own Proportionate Interest (C) in the payment by the Company.

(l)	Declaration of Force Majeure

Subject to the provisions of Section 7 of the Share Purchase Agreement, the decision to declare Force Majeure under Article 20 of the Contract of Association shall be made by the Controlling Shareholder after appropriate consultation with all Shareholder Parties or, if there is no Controlling Shareholder, by a majority decision of the Shareholder Parties based on the then current Proportionate Interest (C) of each Shareholder Party.

(m)	Certain rights following Force Majeure

The Shareholder Parties confirm their understanding that each is entitled to approve the initiation and the terms of any sale contemplated by Article 20.4 of the Contract of Association.

(n)	Meetings

Within five Business Days of the written request of any Shareholder Party, the Controlling Shareholder shall direct the Chairman of the Company to forthwith call a meeting of the Board within ten Business Days of such direction.

(o)	Liquidator, etc.

The composition of any list of liquidators put forward under Article 41 of the Articles shall be agreed by all Shareholder Parties.

For greater certainty, it is confirmed and agreed by all of the Shareholder Parties that it is the intention of sections 4.7(a), (b) and (c) to set forth certain allocations of primary responsibility in order that various matters might be progressed in the most expeditious manner, and that neither such allocation nor any action or failure to act on the part of the Controlling Shareholder in implementation thereof shall create or give rise to any legal rights or remedies save as would otherwise exist under this agreement or the Share Purchase Agreement, or otherwise at Law in the absence of the said sections 4.7(a), (b) and (c).

ARTICLE 5

FINANCING THE CORPORATION

Section 5.1	Additional Capital.
(1)	Each of the Shareholder Parties acknowledges and agrees that, except as set forth in the Share Purchase Agreement, none of the Shareholder Parties has any obligation:
(a)	to lend or advance any amount to the Company (including, in the case of the IFIs, to provide Senior Loans);
(b)	otherwise to finance the Company or the Project (including by means of participating in the funding of any Shareholder Contributions); or

(c)	to secure or guarantee in any way the payment or performance of any indebtedness of the Company (including by way of any Loan Guarantee(s))

for the purpose of development of the Project and to reach Financial Close, or otherwise, unless and until such time as such Shareholder Party has agreed in writing to do so.

The Shareholder Parties acknowledge that, in conjunction with the elections contemplated by section 8.1 of the Share Purchase Agreement, it may be necessary or desirable to negotiate amendments to this agreement in respect of the proposed funding of the Project and the nature and quantum of associated Shareholder Party commitments.

(2)

For the avoidance of doubt, regardless of whether either of the IFIs should elect to participate in the financing of the Project, each of the IFIs shall have the right to participate in any equity issues or shareholder loans subsequent to the development of the Project in accordance with the terms of section 5.3.

Section 5.2	Loan Guarantee Fees.
(1)

Subject to compliance with the requirements of the Contract of Association and the Financing Agreements, any person providing Loan Guarantee(s) or other forms of sponsor support (including both the Shareholder Parties and any third party providing such Loan Guarantee(s)) shall be entitled to charge the Company a fee for providing such Loan Guarantee(s) or other forms of sponsor loan support calculated quarterly as a percentage of the average quantum of Senior Loans guaranteed or supported by such Shareholder Party (or third party on behalf of, and at the request of, any Shareholder Party) during such quarter.

(2)

The amount of the percentage fee to be received by each Shareholder Party (and/or such third party) for providing such Loan Guarantee(s) or other forms of sponsor loan support (which shall not necessarily be equal in all cases, but that shall not in any case exceed 3.0% per annum) shall be agreed between the Shareholder Parties (based on precedent in circumstances where loan guarantees have not been provided proportionately by all project shareholders) prior to January 31, 2006 or, failing such agreement, shall be determined by an independent expert by considering, inter alia, market practice, shareholder structure, and potential requirements of the Financing Parties.

(3)	The Shareholder Parties agree that they will work together in good faith to persuade Gécamines and the GDRC of the reasonableness of a fee being chargeable if Loan Guarantee(s) are not provided proportionately by all Shareholders.

Section 5.3	Participation Rights.

Each of the Shareholder Parties agrees that the Company shall not permit any Shareholder Contributions unless each of the Shareholder Parties shall have been provided (i) at least 60 days notice thereof, and (ii) the right to subscribe or otherwise participate, as the case may be, in such Shareholder Contributions with the other Shareholder Parties pro rata to the Proportionate Interest (C) of such Shareholder Party; provided that the Company may enter into a Shareholder Loan agreement on less than 60 days prior notice in the event that:

(a)	the need for such Shareholder Loan has arisen as a result of exceptional circumstances, as determined by the Managing Director;
(b)	the amount of such Shareholder Loan is the minimum necessary to address such exceptional circumstances;
(c)	the Controlling Shareholder shall have acted reasonably and in the interest of all of the C-Shareholders;
(d)	the Controlling Shareholder shall have used all reasonable efforts to place the exceptional circumstances before the other Shareholder Parties and if practicable, the Steering Committee; and
(e)

each of the C-Shareholders that do not participate pro rata in such Shareholder Loan at the time that it is entered into shall have the opportunity for a period of up to 60 days from the time of being informed of the intention to enter into such Shareholder Loan to retrospectively participate pro rata in the entering into of such Shareholder Loan;.

Section 5.4	Limitations on Shareholder Contributions.
(1)	Without limitation to the generality of section 5.3, each of the Shareholder Parties shall exercise its rights as a Shareholder to procure that:
(a)

prior to the date on which the C-Shareholders transfer the Feasibility Study to the Company in accordance with Contract of Association and the Share Purchase Agreement, the Company shall only permit Shareholder Contributions as contemplated in Article 6 of the Contract of Association, or as the Shareholder Parties may otherwise agree in writing; and

(b)

after the date on which the C-Shareholders transfer the Feasibility Study to the Company in accordance with the Contract of Association and the Share Purchase Agreement, the Company shall only permit Shareholder Contributions:

(i)

where the ratio of Shareholder Loans proposed to be advanced to C-Shares proposed to be subscribed is greater than or equal to the Historic Subordinated Contribution Ratio (as defined in the Share Purchase Agreement);

(ii)	in the case of a grant of Shareholder Loans, at par; and
(iii)	in the case of the issue of Shares, at a price above the Aggregate Historical Cost (as defined in the Share Purchase Agreement);

provided that a Shareholder Loan may be granted or C-Shares may be issued otherwise than in accordance with the foregoing if such grant or issuance is fair and reasonable in light of the Project’s then capital requirements and the funding options demonstrably open to the Company in the market; provided further that, if either of the IFIs considers that any proposed grant or issuance fails to meet this standard, such IFI may refer the matter at the Company’s expense to an independent expert (which shall be a reputable financial institution with mining expertise and without any conflicts of interest) for a fairness opinion to determine whether the proposed ratio of Shareholder Loans to C-Shares, the price of such C-Shares or the terms of such Shareholder Loans proposed for such Shareholder Contributions are fair and reasonable in light of the Project’s then capital requirements and the funding options then demonstrably open to the Company in the market.

(2)

In the event that one of the IFIs requests reference to an independent expert pursuant to section 5.4(1) and the independent expert finds in favour of such IFI, then the Company will not proceed with the Shareholder Contributions on the original proposed terms and will instead propose alternative market based terms for such Shareholder Contributions. The provisions of section 5.4(1) shall apply to any such proposed alternative terms.

(3)

Notwithstanding the provisions of this section 5.4, each of the Shareholder Parties acknowledges and agrees that all issues of C-Shares and grants of Shareholder Loans must be done in compliance with applicable Law in the DRC. Each of the Shareholder Parties further agrees that, in the event that the provisions of this section 5.4 in respect of the making of Shareholder Contributions are not consistent with applicable Law in the DRC, the Shareholder Parties shall consult so as to agree on what actions to take with respect thereto to seek to have the GDRC amend or provide valid exemptions to such applicable Law.

ARTICLE 6

RESTRICTIONS ON TRANSFER

Section 6.1	Restrictions on Transfer by Shareholders.
(1)	No Shareholder Party may Transfer any Equity Interest unless:
(a)	such Transfer is:
(i)	effected as a Sale Transaction in accordance with article 8 or article 9 of this agreement; or
(ii)	effected as a Sale Transaction to an affiliate in accordance with section 6.2 of this agreement; or
(iii)	in the form of a lien granted to the Financing Parties;

and

(b)	except in the case of a Transfer in accordance with sub-clause (a)(iii) above, such Transfer is, without limitation, effected in compliance with section 2.4;

and

(c)	such Transfer is of such Shareholder Party’s entire Equity Interest or, if less than the entire Equity Interest, like portions of each component of such Shareholder Party’s Equity Interest;

and

(d)	such Transfer is made in accordance with the Contract of Association and applicable Law.
(2)

Unless otherwise required by mandatory applicable Law, any purported Transfer of any Equity Interest in violation of this agreement is void and each Shareholder Party will take such action as shall be necessary consistent with applicable Law in its capacity as a Shareholder in order that the Company will not permit such a purported Transfer of Shares to be recorded on its share register.

(3)

Unless otherwise required by mandatory applicable Law, from the date of any purported Transfer of any Equity Interest in violation of this agreement, all rights attaching to such Equity Interest are suspended and are inoperative until the purported Transfer is rescinded. During such time any relevant Shares may not be voted and no dividends, interest or other distributions may be paid or made on such Equity Interest (but shall be accrued and payable in respect of such Shares at such time as such purported Transfer is rescinded or completed in accordance with the provisions of this agreement). These rights are in addition to and not in lieu of any other remedies, and each Shareholder Party will take such action consistent with applicable Law as shall be necessary in its capacity as a Shareholder in order that such rights and remedies shall be implemented and recognized by the Company.

Section 6.2	Transfers to Affiliates.

A Shareholder Party may Transfer its Equity Interest to an affiliate of said Shareholder Party without the need to comply with section 7.1 or 7.2, as the case may be, if:

(1)	the Shareholder Party and the affiliate covenant in favour of the other Shareholder Parties as follows:
(a)	the affiliate will remain an affiliate for so long as it holds the Equity Interest; and
(b)

if the affiliate ceases to be an affiliate, it will retransfer its Equity Interest to the Shareholder Party to which it was affiliated or to another affiliate of such Shareholder Party, which other affiliate will provide the same covenants in favour of the other Shareholder Parties;

(2)

the Shareholder Party which wishes to transfers its Equity Interest to an affiliate has notified the other Shareholder Parties in writing at least ten Business Days in advance, providing such information as shall reasonably be required in order to confirm that the transferee is an affiliate.

ARTICLE 7

TAG-ALONG, PRE-EMPTIVE RIGHTS AND SWAP-UP RIGHTS

Section 7.1	Tag Along.
(1)

Each of the Sponsor and CMD (the "Transferring Party") agrees that it shall not sell or otherwise transfer all or any part of its shares in CMD or C-Shares, as the case may be, or sell any existing Affiliate Shares or issue any new Affiliate Shares to an Industry Partner, as the case may be (collectively, the "Transfer Shares"), unless the Transferring Party has fulfilled the following conditions precedent:

(a)	in the event that the Transferring Party intends to transfer C-Shares, the Transferring Party shall also transfer a corresponding part of the rest of its Equity Interest;
(b)

the Transferring Party has provided 60 days prior written notice (such notice, a "Tag-Along Notice") to each of the IFIs, specifying the number of Transfer Shares proposed to be sold (and the corresponding part of the rest of the Equity Interest, if applicable), all terms and conditions of the sale and the identity of the proposed acquiring party (the "Acquiring Party"); and

(c)

no later than 30 days prior to the proposed sale date specified in the Tag-Along Notice, the Acquiring Party has offered to purchase on such proposed sale date the same proportion (subject to section 7.9 below) of each IFI’s Equity Interest, as follows:

(i)	with respect to any C-Shares (and the corresponding part of the rest of the Equity Interest), at the same price and on the same terms and conditions as those of the Transferring Party;
(ii)

with respect to any Affiliate Shares, on mutually acceptable terms and conditions that would provide to the IFIs a similar total economic return as the Transferring Party, in proportion to such IFI’s Equity Interest.

(2)

The IFIs will also have the right (but not the obligation) to dispose of the relevant proportion of their Equity Interest to the Acquiring Party on the terms and condition set out in section 7.1(1)(c).

(3)

In the event that the election by an IFI to exercise its rights under this section 7.1 would result in a proportional sale by an IFI of C-Shares such that such IFI’s shareholding in the Company would drop below 5%, the purchase offer shall be for all of such IFI’s Equity Interest on the same terms and conditions.

Section 7.2	Right of First Refusal.

IDC shall not be entitled to dispose of any of its C-Shares, its beneficial interest in the Feasibility Study Intellectual Property (or Shareholder Loans as applicable) and its Loan Participation unless the relevant portion of such C-Shares, beneficial interest in the Feasibility Study Intellectual Property (or Shareholder Loans as applicable) and Loan Participation (collectively, the "Subject Interest") have first been offered in writing (the "Offer") to CMD. The Offer shall stipulate a cash price for the Subject Interest and shall be open for acceptance by CMD for a period of 30 days following the date of receipt of the Offer by CMD. If the Offer is rejected, or not accepted within such 30 day period, then IDC shall be entitled (for a period of 90 days following the expiry of such 30 day period or, if earlier, receipt by IDC of notice of such rejection) to dispose of the Subject Interest referred to in the Offer to a bona fide third party, at a price not less than the price contained in the Offer and on conditions which are not more favourable to such third party than those contained in the Offer. In the event that the disposition of the Subject Interest does not take place within the said period of 90 days, any subsequent disposal by IDC of any of its C-Shares, its beneficial interest in the Feasibility Study Intellectual Property (or Shareholder Loans as applicable) and its Loan Participation shall be effected in accordance with this agreement as if the Offer had not been made.

Section 7.3	General IFI Swap-up Right.

In the event that an IFI elects not to exercise its participation rights under section 5.3 in respect of any Shareholder Contributions for institutional reasons, but not for commercial reasons or reasons that are specific to the Project, such IFI will have the right (but not the obligation) to convert its Equity Interest into Sponsor Shares at a price determined in the same manner as a Payment in Sponsor Shares (with the determination of the Intraparty Fair Market Value having particular regard to the share price of the Sponsor and the ratio of exchange between the Equity Interest and the Sponsor Shares being determined prior to the proposed Shareholder Contributions); provided that such IFI must provide to the Sponsor, CMD and the other IFI written notice of the exercise of its right to convert under this section 7.3 within 60 days of the occurrence of such election.

Section 7.4	IFI Swap-up Right on Dilution.

In the event that at any time an IFI’s shareholding in the Company falls below 2.5% of the total share capital of the Company, then such IFI will have the right (but not the obligation) to convert its Equity Interest into Sponsor Shares at a price determined in the same manner as a Payment in Sponsor Shares; provided that such IFI shall provide to the Sponsor, CMD and the other IFI written notice of the exercise of its right to convert under this section 7.4 within 60 days of such IFI’s shareholding in the Company falling below 2.5% of the total share capital of the Company.

Section 7.5	Hold Periods.
(1)

Unless the Sponsor shall otherwise agree, subject to paragraph (2) below, each IFI that acquires any Sponsor Shares pursuant to sections 7.3 or 7.4 shall not sell or otherwise dispose of such Sponsor Shares for a period of 12 months after the later of:

(a)	the date on which such IFI acquires such Sponsor Shares; and
(b)	the date, following the acquisition of the Sponsor Shares by such IFI, on which the Sponsor completes its first public equity issuance; provided that:

(i)	such public equity issuance is completed during the 12 month period immediately following the acquisition by such IFI of the Sponsor Shares hereunder; and
(ii)	the proceeds of such public equity issuance are to be applied primarily to the development of the Project; and

following the expiration of the 12 month period as provided for above, such IFI shall use its best efforts to sell its Sponsor Shares in a manner which will not result in atypical movements in the trading price of the Sponsor Shares in comparison with the then applicable price volatility of the Sponsor Shares.

(2)

With respect to any exercise by IDC of its rights under section 7.3 or section 7.4 and in view of the difficulty that IDC may have in holding securities in an offshore entity, the Sponsor shall at the request of IDC exercise commercially reasonable efforts to arrange for the monetization of the Sponsor Shares that would otherwise have been issued to IDC hereunder on commercially reasonable terms., whether by way of an acquisition of the Equity Interest by the Sponsor, a bought deal or similar transaction or otherwise.

Section 7.6	IFI Swap-Up Right after Change of Control.

Upon the occurrence of a Change of Control, each of the IFIs shall have the right (but not the obligation), to convert its Equity Interest into Sponsor Shares at a price of exchange determined in the same manner as a Payment in Sponsor Shares.

Section 7.7	IFI Swap-Up Right after Eight Years.

Notwithstanding any other provision of this agreement or the Share Purchase Agreement to the contrary, each of the IFIs shall have the right (but not an obligation) after an eight year period following the Commercial Operations Date, to convert its Equity Interest into Sponsor Shares in the same manner as a Payment in Sponsor Shares.

Section 7.8          Swap-Up and Tag Along Rights in respect of Environmental Undertakings.

(1)

If section 4.6 is not being complied with and a 60 day cure period has expired following notice thereof from an IFI to the other Shareholder Parties, then each of the IFIs (such IFI, a "Relinquishing IFI") may issue a written notice to the Sponsor, CMD and the other IFI (such notice, a "Relinquishment Notice") and, subject to section 7.8(2) below, the Sponsor will acquire the Relinquishing IFI’s Equity Interest. The price to be paid by the Sponsor for the purchase of the Relinquishing IFI’s Equity Interest shall be the Intraparty Fair Market Value; provided that (i) in the event that CMD was the Controlling Shareholder at the time of such non-compliance, the Intraparty

Fair Market Value shall be determined without taking into consideration any consequence of such non-compliance, and (ii) in the event that CMD was not the Controlling Shareholder at the time of such non-compliance, the Intraparty Fair Market Value shall be determined taking into consideration any consequence of such non-compliance. The Sponsor shall pay the relevant Intraparty Fair Market Value to the Relinquishing IFI within 30 days of the determination thereof, in the form of (at the Sponsor’s discretion) cash and/or Payment in Sponsor Shares.

(2)

If a Relinquishing IFI serves a Relinquishment Notice, the other IFI (the "Remaining IFI") shall have a right of first refusal over the acquisition of the Relinquishing IFI’s Equity Interest. The price to be paid by the Remaining IFI for the purchase of the Relinquishing IFI’s Equity Interest shall be the higher of (i) the Relinquishing IFI’s Equity Amount (as defined in the Share Purchase Agreement), or (ii) the Intraparty Fair Market Value. The Remaining IFI will have ten Business Days in which to notify the Sponsor, CMD and the Relinquishing IFI of the Remaining IFI’s intention to seek (or not seek) approval to exercise its rights under this section 7.8(2), and a further 60 Business Days to actually exercise its right of first refusal under this section 7.8(2) with respect to the Relinquishing IFI’s Equity Interest.

(3)

Without limitation to the provisions of section 7.1, in the event that the Sponsor or CMD agrees to sell or otherwise transfer all of its shares in CMD or C-Shares (as the case may be), with the result that the Sponsor will no longer own any shares in CMD or CMD will no longer own any C-Shares (as the case may be), the Transferring Party shall seek to have the Acquiring Party agree at the time of its accession to this agreement as a Shareholder Party to also assume the undertakings of Transferring Party under sections 7.8(1) and 7.8(2). In the event that the Transferring Party is not successful in procuring that the Acquiring Party agrees to assume the obligations of such Transferring Party under sections 7.8(1) and 7.8(2), the Transferring Party shall promptly so notify each of the IFIs and the Transferring Party shall not sell or otherwise transfer its shares in CMD or C-Shares (as the case may be) unless, no later than 30 days prior to the proposed date of the Transfer, the Acquiring Party has offered to purchase on such proposed date all of the Equity Interest of each of the IFI’s at the same price and on the same terms and conditions as those offered to the Transferring Party; provided that (x) notwithstanding the terms and conditions that have been agreed by the Transferring Party and the Acquiring Party, payment shall be made to such IFI in Dollars, and (y) in the event that the transaction includes non-monetary benefits for the Transferring Party that, in the reasonable opinion of such IFI, have resulted in the Transferring Party accepting a lower price than would have been paid by the Acquiring Party had the purchase price been paid only in cash, the price to be offered by the Acquiring Party for the Equity Interest of such IFI shall be the equivalent cash price being offered by the Acquiring Party to the Transferring Party, taking into consideration such non-monetary benefits. For the purposes of the foregoing:

(a)

the existence or non-existence, and value, of such non-monetary benefits shall be determined by a qualified independent appraiser (which shall be a reputable financial institution with mining expertise and without any conflict of interest) selected by agreement between the relevant parties or, failing agreement, selected by The Society of Mining, Metallurgy, and Exploration, Inc. or the Institute of Materials, Minerals and Mining, or any successors thereof; and

(b)

any increase to the price to be paid to such IFI may, at the sole option of the Transferring Party, instead be paid directly to such IFI by such Transferring Party in cash and in Dollars, concurrently with the closing of the Transfer.

Section 7.9	Tag Along Right in respect of Industry Partner.

Without prejudice to any other rights or obligations of the Sponsor, CMD and the IFIs under this agreement or the Share Purchase Agreement, in the event that a transaction contemplated by section 7.1:

(a)	is prior to Project Completion;
(b)	involves an Industry Partner Acquisition Agreement, the terms and conditions of which are not satisfactory to an IFI; and
(c)

will result in the Acquiring Party acquiring a direct or indirect interest in 15% or more of the share capital of the Company on a cumulative basis whether as a result of a single transaction or a series of transactions;

then the Transferring Party shall not sell or otherwise transfer its shares in CMD or C-Shares (as the case may be) unless, no later than 30 days prior to the proposed date of the Transfer, the Acquiring Party has offered to purchase on such proposed date all of the Equity Interest of such IFI at the same price and on the same terms and conditions as those offered to the Transferring Party; provided that (1) notwithstanding the terms and conditions that have been agreed by the Transferring Party and the Acquiring Party, payment shall be made to such IFI in Dollars, and (2) in the event that the transaction includes non-monetary benefits for the Transferring Party that, in the reasonable opinion of such IFI, have resulted in the Transferring Party accepting a lower price than would have been paid by the Acquiring Party had the purchase price been paid only in cash, the price to be offered by the

Acquiring Party for the Equity Interest of such IFI shall be the equivalent cash price being offered by the Acquiring Party to the Transferring Party, taking into consideration such non-monetary benefits. For the purposes of the foregoing:

(i)

the existence or non-existence, and value, of such non-monetary benefits shall be determined by a qualified independent appraiser (which shall be a reputable financial institution with mining expertise and without any conflict of interest) selected by agreement between the relevant parties or, failing agreement, selected by The Society of Mining, Metallurgy, and Exploration, Inc. or the Institute of Materials, Minerals and Mining, or any successors thereof; and

(ii)

any increase to the price to be paid to such IFI may, at the sole option of the Transferring Party, instead be paid directly to such IFI by such Transferring Party in cash and in Dollars, concurrently with the closing of the Transfer;

and provided that, in the event that the acquisition of a direct or indirect interest in 15% or more of the share capital of the Company is achieved through a series of transactions, the price offered for the purposes of this section 7.9 (including in respect of any non-monetary benefits) shall be the weighted average of all prices obtained through the series of transactions having resulted in such acquisition, determined as provided in this section 7.9.

ARTICLE 8

TRANSFERS BETWEEN SHAREHOLDER PARTIES

Section 8.1	Pre-Closing Covenants of the relevant Shareholder Parties
(1)

From the date that the provisions hereof (or, as the case may be, of the Share Purchase Agreement) giving rise to a Sale Transaction between any two Shareholder Parties becomes applicable, until the Closing Date for the applicable Sale Transaction, the Shareholder Parties will not permit the Company to do anything that is not in the ordinary course of the Business.

(2)

Subject to section 8.1(4), each Shareholder Party to a Sale Transaction will take all actions that are within its power to control and use its reasonable commercial efforts to cause other actions to be taken which are not within its power to control, to ensure compliance with the conditions in sections 8.2 and 8.3.

(3)

Each Shareholder Party that is a Vendor to a Sale Transaction will take all necessary steps and corporate proceedings to permit good title to the Purchased Interest to be duly and validly transferred and assigned to the Purchaser at the Time of Closing, free of all Liens other than (i) the restrictions on transfer, if any, contained in the Contract of Association and the Articles, and (ii) Liens granted to Financing Parties.

(4)

Each Shareholder Party to a Sale Transaction will use its reasonable commercial efforts to make or give, or cause to be made or given, all filings with and notifications to any Governmental Entity and obtain or cause to be obtained all Authorizations, necessary or advisable in order to complete the Sale Transaction. However, no Shareholder Party to a Sale Transaction is required to take any steps or action that would, in the sole discretion of that Shareholder Party, affect its right to own, use or exploit any of its assets or carry on its business.

Section 8.2	Conditions for the Benefit of the Purchaser

The completion of a Sale Transaction between Shareholder Parties is subject to the following conditions to be fulfilled or performed, on or before the Closing Date, which conditions are for the exclusive benefit of the Purchaser and may be waived, in whole or in part, by the Purchaser in its sole discretion:

(a)	the Vendor must represent and warrant to the Purchaser that:
(i)

on the Closing Date the Purchased Interest is owned by the Vendor as the registered (in the case of Shares) and beneficial (in all cases) owner with good title, free and clear of all Liens other than (i) the restrictions on transfer, if any, contained in the Contract of Association and the Articles, and (ii) Liens granted to Financing Parties; and

(ii)

upon completion of the Sale Transaction, the Purchaser will have good and valid title to the Purchased Interest sold by the Vendor, free and clear of all Liens other than (i) the restrictions on transfer, if any, contained in the Contract of Association and the Articles, and (ii) Liens granted to Financing Parties;

(b)	all filings, notices and Authorizations necessary to complete the Sale Transaction and for which the Vendor is legally responsible must be made, given or obtained; and
(c)	the completion of the Sale Transaction will not result in the violation of any Law.

Section 8.3	Conditions for the Benefit of the Vendor.

The completion of a Sale Transaction is subject to the following conditions to be fulfilled or performed on or before the Closing Date, which conditions are for the exclusive benefit of the Vendor and may be waived, in whole or in part, by the Vendor in its sole discretion:

(a)	all filings, notices and Authorizations necessary to complete the Sale Transaction and for which the Purchaser is legally responsible must be made, given or obtained;
(b)	the completion of the Sale Transaction will not result in the violation of any Law; and
(c)	the transfer of the Purchased Interest to the Purchaser must be exempt from the prospectus, offering memorandum and registration requirements of applicable securities Laws.
Section 8.4	Closing Procedures.
(1)

The completion of a Sale Transaction between Shareholder Parties will take place at the offices of the Company’s counsel in the City of London at the Time of Closing on the Closing Date or at such other place, on such other date and at such other time as such Shareholder Parties may agree to in writing.

(2)	Subject to satisfaction or waiver by the relevant Shareholder Party to the Sale Transaction of the conditions of closing, at the closing of the Sale Transaction:
(a)

the Vendor will assign and transfer title and (where applicable) deliver actual possession of the Purchased Interest to the Purchaser, and cause all necessary endorsements and other recordation of such Transfer to the Purchaser to be effected; and

(b)	the Purchaser will, as applicable:
(i)	pay by wire transfer of immediately available funds the full amount of the cash component of the purchase price for the Purchased Interest; and
(ii)

satisfy its obligation to deliver Sponsor Shares by delivering to the Vendor certificates (or evidence of the appropriate entry in a book-based system) representing the requisite number of Sponsor Shares as fully-paid, non-assessable, and issued to and recorded in the name of the Vendor or its nominee.

Section 8.5	Non-Completion by Vendor.
(1)

In addition to and without limiting any remedy that may be available at Law to the Shareholder Party that is a Purchaser, if at the Time of Closing the Shareholder Party that is a Vendor fails to complete the Sale Transaction, the Purchaser has the right, if not in default under this agreement, to make payment of the purchase price for the Purchased Interest to the Vendor by (i) depositing the requisite cash amount to the credit of the Vendor in the main branch of the Company’s bankers in the City of London, and (ii) as applicable, delivering the certificates (or evidence of the appropriate entry in a book-based system) representing the requisite number of Sponsor Shares to the Company’s counsel in the City of London. Such deposit and delivery constitute valid and effective payment of the purchase price to the Vendor irrespective of any action the Vendor may have taken to transfer or grant a Lien on the Purchased Interest. If the purchase price has been so paid, then from the date of deposit and subject to applicable Law, the Sale Transaction is deemed to have been completed and all right, title, benefit and interest, both at law and in equity in and to the Purchased Interest is deemed to have been transferred to and become vested in the Purchaser, and all right, title, benefit and interest of the Vendor or of any transferee or assignee of the Vendor in and to the Purchased Interest shall cease.

(2)

The Vendor is entitled to receive the amount deposited with the Company’s bankers and certificates or evidence delivered to the Company’s counsel under section 8.5(1) on delivery to the Purchaser of the documents referred to in section 8.2 and 8.4 and in compliance with all other provisions of this agreement.

Section 8.6	Non-Completion by Purchaser.

In addition to and without limiting any remedy that may be available at Law to the Shareholder Party that is a Vendor, in the event that the Shareholder holder that is a Purchaser fails to complete the Sale Transaction, the Vendor may, at its option, by notice to the Purchaser terminate all of its obligations relating to the Sale Transaction and, upon the giving of such notice, such obligations will be terminated without prejudice to the continued effectiveness of this agreement.

Section 8.7	Multiple Purchasers and Vendors.

For greater certainty, the Shareholder Parties acknowledge and agree that where a Sale Transaction between Shareholder Parties involves more than one Purchaser or more than one Vendor, each Purchaser and each Vendor in such Sale Transaction is only liable for its own representations, warranties, covenants, conditions and agreements. No Vendor or Purchaser is jointly liable with any other

Vendor or Purchaser for the representations, warranties, covenants, conditions and agreements of any other Purchaser or Vendor.

ARTICLE 9

TRANSFERS TO THIRD PARTIES

Section 9.1	Transfer by IFC.

IFC may at any time and from time to time Transfer its Equity Interest to a third party without restriction save for compliance with section 2.4 of this agreement.

Section 9.2	Transfer by IDC.

IDC may at any time and from time to time Transfer its Equity Interest to a third party without restriction save for compliance with sections 2.4 and 7.2 of this agreement.

Section 9.3	Transfers by CMD.

CMD may at any time and from time to time Transfer its Equity Interest to a third party without restriction save for compliance with sections 2.4, 6.2 (if applicable), 7.1, 7.8 (if applicable) and 7.9 (if applicable) of this agreement.

Section 9.4	Other Agreements.

Each of the Shareholder Parties expressly acknowledges and agrees that no provision of this article 9 shall relieve such Shareholder Party of any obligation it may have or restriction or similar provision applicable to it under the Articles, the Contract of Association or the Share Purchase Agreement.

ARTICLE 10

CONFIDENTIALITY

Section 10.1	Confidentiality Obligations.
(1)	The parties acknowledge the provisions of Article 21 of the Contract of Association.
(2)

In this section 10.1, "Confidential Information" means any information disclosed and clearly and conspicuously identified as "Confidential Information" (whether before or after the date of this agreement and whether directly or indirectly) by a party, or by another person on their behalf (such party or such other person, in this section 10.1, a "Provider"), to another party or to another person on such party’s behalf, relating to either a party or its respective assets, products, operations, processes, plans or intentions, product information, know-how, design rights, trade secrets, market opportunities and business affairs.

(3)	Each party that has received any Confidential Information (each such party, in this section 10.1, a "Covenanting Party") shall keep the Confidential Information confidential, and in particular shall:
(a)	keep all Confidential Information separate from all other documents and materials and at the Covenanting Party’s usual place of business;
(b)	exercise in relation to the Confidential Information no lesser security measures and degree of care than those which such Covenanting Party applies to its own confidential information.
(4)

No Covenanting Party shall use the Confidential Information for any purpose other than evaluating and processing the Project or in connection with the acquisition, holding, monitoring and disposition of its investment in the Project; provided that IFC shall be allowed to disclose any Confidential Information to potential participants and their consultants in an IFC loan relating to the Project; provided further that, prior to furnishing Confidential Information to such persons, IFC will inform such potential participant or consultant about the confidential nature of the information being disclosed and instruct such potential participant or consultant to keep such information confidential.

(5)	No Covenanting Party shall disclose the Confidential Information to another person; provided that such Covenanting Party may disclose Confidential Information to its:
(a)	employees (including, with respect to IFC, World Bank employees);
(b)	consultants (including, by way of example, technical and financial consultants);
(c)	professional advisors (including attorneys, independent auditors, and rating agencies); and
(d)	authorised representatives or sub-contractors;

(collectively, "Representatives"), in each case to the extent that it is for a purpose permitted by section 10.1(4).

(6)	Each Covenanting Party shall use all reasonable efforts to prevent the disclosure of the Confidential Information except as permitted hereby.

(7)

Each Covenanting Party shall ensure that each person to whom Confidential Information is disclosed pursuant to section 10.1(5) complies with the terms of this section 10.1 as if that person were bound by this section 10.1; provided that, to the extent that any of the Representatives is not an employee of the Covenanting Party (or, with respect to IFC, the World Bank), the Covenanting Party will inform such Representative about the confidential nature of the information to be disclosed prior to furnishing Confidential Information to such Representative and instruct such Representative to keep such information confidential.

(8)	This section 10.1 does not apply to any Confidential Information:
(a)	to the extent that it is or becomes publicly known other than by breach of this section 10.1;
(b)

which the relevant Covenanting Party can show was in its possession prior to receiving it from the Provider, and which such Covenanting Party had not previously obtained from the Provider under an obligation of confidence;

(c)	which was developed by such Covenanting Party independently of, and without reference to, the Confidential Information;
(d)

which is required to be disclosed by action of any court, tribunal or regulatory authority or by any requirement of law, legal process, regulation, or governmental order, decree or rule, or necessary or desirable for the Covenanting Party to disclose in connection with any proceeding in any court, tribunal or before any regulatory authority in order to preserve its rights; provided that such Covenanting Party gives to the Provider not less than two Business Days’ notice in writing of that disclosure;

(e)	which the Provider agrees in writing may be disclosed; or
(f)	which is or becomes available to the Covenanting Party from sources which to the Covenanting Party’s knowledge are under no obligation of secrecy to the Provider.
(9)	No right or licence is granted to any party in relation to the Confidential Information other than as expressly set out in this agreement.
(10)

No Provider accepts any responsibility for and makes no representation or warranty, express or implied, with respect to the truth, accuracy, completeness or reasonableness of the Confidential Information. No Provider shall be liable to any other party or another person in respect of the Confidential Information or its use.

(11)

The parties acknowledge that damages would not be an adequate remedy for a breach of this section 10.1 and that the parties are entitled to the remedies of injunction, specific performance and other equitable relief for a threatened or actual breach of this section 10.1.

ARTICLE 11

MISCELLANEOUS

Section 11.1	Notices and Requests

Any notice, request, advice or other communication to be given or made under this agreement shall be in writing. Any such notice, request, advice or other communication shall be delivered by hand, facsimile with confirmation of successful transmission, registered mail with proof of receipt or established courier service to the party's address specified below or at such other address as any party notifies to the other parties from time to time, and will be effective upon receipt.

For CMD:

Congo Mineral Developments Limited

c/o Adastra Minerals Inc.

St. George’s House

15 Hanover Square

London W1S 1HS

United Kingdom

Facsimile:	+44 20 7355 3554
Attn:	President

For the Sponsor:

Adastra Minerals Inc.

St. George’s House

15 Hanover Square

London W1S 1HS

United Kingdom

Facsimile:	+44 20 7355 3554
Attn:	President

For IDC:

Industrial Development Corporation

P O Box 784055

Sandton 2146

South Africa

Facsimile:	+27 11 269 3116
Attn:	General Counsel

For IFC:

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, D.C. 20433

USA

Facsimile:	+1 202 974 4323
Attention:	Manager, Mining Investment Division, Department of Oil, Gas, Mining & Chemicals.

For any other Shareholder Party, at the address indicated in the relevant Accession Undertaking.

Section 11.2	Saving of Rights
(1)

The rights and remedies of each of the parties in relation to any misrepresentations or breach of warranty on the part of any of the other parties shall not be prejudiced by (i) any investigation by or on behalf of such party into the affairs of the other parties, (ii) the execution or the performance of this agreement, or (iii) any other act or thing which may be done by or on behalf of the parties in connection with this agreement and which might, apart from this section 11.2(1), prejudice such rights or remedies.

(2)

No course of dealing or waiver by the any of the parties of any condition or obligation under this agreement and/or making payment under this agreement shall impair any right, power or remedy of such party with respect to any other condition, or be construed to be a waiver thereof.

(3)

No course of dealing and no delay in exercising, or omission to exercise, any right, power or remedy accruing to any party upon any default under this agreement or any other agreement shall impair any such right, power or remedy or be construed to be a waiver thereof or an acquiescence therein; nor shall the action any party in respect of any such default, or any acquiescence by it therein, affect or impair any right, power or remedy of such party in respect of any other default.

Section 11.3	English Language

All documents to be furnished or communications to be given or made pursuant to the terms of this Agreement shall be in writing in the English language, provided that in the case of the Company's corporate documents and any other documents of the Company that are required to be in the French language, such documents shall be accompanied by a translation into English, certified by a representative of the Company to be a true and correct translation of the original, with the Shareholder Parties agreeing that they shall not object to the costs of preparation of such translations being treated as expenses of the Company. Except as otherwise required by applicable law, as between the parties the English translation of any document in the French language shall prevail.

Section 11.4	Effective Date.

This agreement shall become effective on the IFI Share Purchase Date (as defined in the Share Purchase Agreement).

Section 11.5	Announcements.

No press release, public statement or announcement or other public disclosure with respect to this agreement or the transactions contemplated in this agreement may be made except with the prior written consent and joint approval of the parties, or if required by Law or a Governmental Entity. Where such disclosure is required by Law or a Governmental Entity, the party required to make the disclosure will use its reasonable commercial efforts to obtain the approval of the other parties as to the form, nature and extent of the disclosure.

Section 11.6	Third Party Beneficiaries.

The parties intend that this agreement will not benefit or create any right or cause of action in favour of any person, other than the parties. No person, other than the parties, is entitled to rely on the provisions of this agreement in any action, suit, proceeding, hearing or other forum. The parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this agreement to any person who is not a party, without notice to or consent of that person.

Section 11.7	No Agency or Partnership; Indemnity.
(1)	Nothing contained in this agreement makes or constitutes any party, or any of its directors, officers or employees, the representative, agent, principal,

partner or joint venturer of any other party. It is understood that no party has the capacity to make commitments of any kind or incur obligations or liabilities binding upon any other party.

(2)

Each party (the "Indemnifying Party") agrees to indemnify each other party (each, an "Indemnified Party") and the officers, directors, employees, agents, attorneys-in-fact and affiliates of such Indemnified Party (together with such Indemnified Party, the "Indemnified Persons") from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits or costs which may at any time be imposed on, incurred by or asserted against such Indemnified Persons as a result of the Indemnifying Party holding itself out as the agent for the Indemnified Party or purporting to make commitments of any kind or incur obligations or liabilities binding upon the Indemnified Party.

(3)	No party shall have any liability under this section 11.7 for any lost profits or indirect or consequential or punitive damages.
(4)

Each of the parties agrees that, in the event they have actual notice of any claim or potential claim that may give rise to liability under this section 11.7, they will promptly notify the other parties in writing.

(5)

The indemnity in this section 11.7 shall survive termination of this agreement or the payment of all amounts payable hereunder. The provisions of this section 11.7 are without prejudice to any other rights and remedies of the parties hereunder.

Section 11.8	Expenses.

Except as otherwise expressly provided in this agreement or the Share Purchase Agreement, each party will pay for its own costs and expenses incurred in connection with this agreement and the transactions contemplated by it (including all taxes (including income and stamp taxes), duties, fees or other charges). The costs and expenses referred to in this section 11.8 are those which are incurred in connection with the negotiation, preparation, execution and performance of this agreement, and the transactions contemplated by this agreement, including the fees and expenses of legal counsel, investment advisers and accountants.

Section 11.9	Amendments.

This agreement may only be amended, supplemented or otherwise modified by written agreement signed by all of the parties.

Section 11.10	Waiver.

No waiver of any of the provisions of this agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. A party’s failure or delay in exercising any right under this agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right.

Section 11.11	Limitation of Liability.

No party shall have any liability under this agreement (including under section 10.1 or section 11.7) for any lost profits or indirect or consequential or punitive damages.

Section 11.12	Entire Agreement.

This agreement, together with the other Equity Agreements, constitutes the entire agreement between the parties with respect to the transactions contemplated by this agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the parties in connection with the subject matter of this agreement, except as specifically set forth in this agreement. The parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this agreement.

Section 11.13	Successors and Assigns.
(1)

This agreement becomes effective only when executed by all of the parties. After that time, it is binding on and enures to the benefit of the parties and their respective successors and permitted assigns.

(2)

Except as otherwise provided in this agreement, neither this agreement nor any of the rights or obligations under this agreement are assignable or transferable by any party without the prior written consent of the other parties.

Section 11.14	Severability.

If any provision of this agreement is determined to be illegal, invalid or unenforceable, by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this agreement and the remaining provisions will remain in full force and effect.

Section 11.15	Applicable Law and Jurisdiction

This agreement is governed by, and shall be construed in accordance with, the laws of England and Wales.

Section 11.16	Dispute Resolution
(1)

Any and all disputes, controversies and claims arising out of or in connection with this agreement (including the validity, interpretation, breaches or termination of this agreement) shall be settled and finally resolved by arbitration in accordance with the rules of arbitration of the LCIA (the "LCIA Rules").

(2)

The arbitral tribunal shall be composed of one arbitrator appointed by the LCIA in accordance with the LCIA Rules, and all disputes in connection with the matters that gave rise to the initiation of such arbitration shall be settled and finally resolved by the arbitral tribunal so appointed.

(3)	The seat of the arbitral proceedings shall be London and the arbitration shall be held in the English language.
(4)

In the event that the relevant parties do not agree on the Intraparty Fair Market Value within 30 days (which period may be extended by mutual agreement of the relevant parties), the Intraparty Fair Market Value shall be determined using the same valuation criteria stipulated in the definition thereof by a qualified independent appraiser (which shall be a reputable financial institution with mining expertise and without any conflict of interest) selected by agreement between the relevant parties or, failing agreement, selected by The Society of Mining, Metallurgy, and Exploration, Inc. or the Institute of Materials, Minerals and Mining, or any successors thereof.

Section 11.17	Vesting of Warrants
(1)

Pursuant to the terms of the Option Agreement, each of the IFIs is entitled to warrants to acquire up to 2.5% (on a fully diluted basis as at the date of the Option Agreement) each of the Sponsor at an exercise price of C$0.75 per share (the "Warrants"). The Sponsor hereby acknowledges that 40% of the Warrants vested upon the signature of the Option Agreement, 30% of the Warrants vested upon the signature of the Contract of Association and that the final 30% of the Warrants vested upon the IFI Share Purchase Date.

(2)	The vested Warrants will be exercisable at any time between 12 February 2004 and 12 February 2008.

(3)

If either of the IFIs exercises its Warrants, such IFI will undertake to give the Sponsor at least 15 trading days notice of such IFI’s intention to dispose of any of the Sponsor Shares acquired pursuant to the exercise of its Warrants and shall dispose of such Sponsor Shares through brokers of international standing, in consultation with the Sponsor, in order to ensure that an orderly market is maintained in the Sponsor Shares, unless such IFI sells such Sponsor Shares by a private sale and purchase.

Section 11.18	Counterparts

This agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

(remainder of this page blank; execution page follows)

IN WITNESS WHEREOF, the parties hereto, acting through their duly authorised representatives, have caused this agreement to be signed in their respective names, as of the date first above written.

ADASTRA MINERALS INC.

By:	/s/ Timothy Read___________________________
Name: T.P. Read
Title: Chief Executive Officer

CONGO MINERAL DEVELOPMENTS LIMITED

By:	/s/ Timothy Read___________________________
Name: T.P. Read
Title: Chairman

INDUSTRIAL DEVELOPMENT CORPORATION

OF SOUTH AFRICA LIMITED

By:	/s/ Similo Sibisi_______	By:	/s/ Mukesh Bhavan______
	Name: Similo Sibisi		Name:	Mukesh Bhavan
	Title: General Counsel		Title: Executive Vice President Projects

INTERNATIONAL FINANCE CORPORATION

By:	/s/ signed___________________________
Name:
Title:

Schedule 1

Policies and Guidelines

Operational Policy OP 4.01 Environmental Assessment (October 1998)

IFC Operational Policy OP 4.04 Natural habitats (November 1998)

Operational Directive OD 4.20 Indigenous Peoples (September 1991)

World Bank Operational Directive OD 4.30 Involuntary Resettlement (June 1990)

World Bank Operational Policy Note OPN 11.03 Management of Cultural Property (September 1986)

IFC draft Operational Policy OP 4.37 Safety of Dams

IFC Policy Statement on Forced Labor and Harmful Child Labor (March 1998)

IFC Policy on Disclosure of Information (September 1998)

IFC General Health & Safety Guidelines (July 1998)

PPAH General Environmental Guidelines (July 1998)

Interim Open Pit Mining and Milling Guidelines (August 1995)

PPAH Base Metal and Iron Ore Mining Guideline (July 1998)

IFC Life and Fire Safety Guidelines (December 2002)

IFC Occupational Health and Safety Guidelines (June 2003)

IFC Hazardous Materials Management Guidelines (December 2001)

Guidelines on Sulphur Oxides: PPAH Pollution Prevention and Control (July 1998) and PPAH Sulphur Oxides (July 1998)

Schedule 2

Corporate Governance Principles

The following matters will be addressed in the corporate structure and policies of the Company, in a manner consistent with (as applicable and inter alia) the published Ethics and Conflict of Interest Policy of the Sponsor.

The following general principles will apply [references to Articles of Association in square brackets]:

A.	Policy: An ethics and conflicts of interest policy applicable to directors and officers will be developed to address:
i.	Good Faith – duty to act in good faith, responsibly and with due care and diligence;
ii.	Corporate Assets – protection of the Company’s assets and resources;
iii.	Advance Interests – advancement of the Company’s legitimate interests when the opportunity arises;
iv.	Fair Dealing - no unfair advantage to be taken through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice;
v.	Disclosure of Conflict - prompt and appropriate disclosure in writing of the nature and extent of actual or possible conflicts of interest; [AA 18(c)]
vi.	Avoidance of Conflicts of Interest - structuring of activities and interests so to avoid actual and potential conflicts of interest; [AA 18(c)]
vii.	Board Meetings - director in an actual or potential conflict of interest to refrain from participating, voting, etc.; [AA 18(c)]
viii.

Confidential Information - exercise of care not to disclose confidential information where disclosure of which might be adverse to the interests of the Company, and no disclosure or use of information for personal profit or advantage;

ix.	Compliance with Laws and Policies – to include:
1.	applicable laws;

2.	the OECD Guidelines for Multinational Enterprises;
x.	Voluntary Principles on Security and Human Rights – to include:
1.	the principles set out in the Statement of Principles and Agreed Actions of the Extractive Industries Transparency Initiative;
2.	applicable policies and procedures established from time to time by the Company; and
3.	applicable corporate governance mandates, internal controls, policies and procedures developed or adopted by the board of directors or a committee of the board from time to time.
B.

Board responsibilities: The responsibilities of the board of directors will include strategic plans, approval of annual budgets [AA 21], appointment of Managing Director [AA 18(b)], monitoring of operational performance and management, determination of policy and processes to ensure the integrity of the Company’s risk management and internal controls, and communications policy.

C.	Directors: The board will be comprised of representatives of A, B and C Shareholders [AA 12], notwithstanding which the directors will act in the best interests of the Company as a whole.
D.	Governance of Board: The board will act in accordance with Titles III, IV and V of the Articles of Association.
E.	Auditor: The selection and remuneration of, and other matters pertaining to, the independent external auditor and the Commissaires aux Comptes will be as per AA 22, 23 and 37.

Schedule 3

Form of Accession Undertaking

This Accession Undertaking is made as a Deed on [	] among:

[Purchaser] (the “Acceding C-Shareholder”);

[Each of the Continuing C-Shareholders]

(collectively, the “Continuing C-Shareholders”)

and is supplemental to the Consortium Agreement referred to below.

BACKGROUND

By a Consortium Agreement dated ☐ September 2005, (as supplemented, varied, novated or amended from time to time, the “Consortium Agreement”) originally made among Adastra Minerals Inc., Congo Mineral Developments Ltd., Industrial Development Corporation of South Africa Limited and International Finance Corporation, the C-Shareholders have agreed, inter alia, to be bound by certain undertakings on the terms and conditions therein contained. Capitalised terms not otherwise defined herein shall have the meaning given such terms in the Consortium Agreement.

[Transferor] and the Acceding C-Shareholder have agreed that [Transferor] shall Transfer [all] / [part] of [Transferor’s] Equity Interest to the Acceding C-Shareholder.

IT IS AGREED as follows:

1.	The Acceding C-Shareholder confirms that it has received from [Transferor] a true and up-to-date copy of the Consortium Agreement.
2.	The Acceding C-Shareholder:
(a)

confirms that it intends to be party to the Consortium Agreement as a Shareholder Party and by executing this Accession Undertaking becomes a party to the Consortium Agreement as a Shareholder Party immediately at the time when the transfer of the Equity Interest has become effective;

(b)	undertakes to be bound and to perform in accordance with its terms all the obligations expressed in the Consortium Agreement to be assumed by a Shareholder Party;
(c)	agrees that it shall be bound by all the provisions of the Consortium Agreement in all respects; and
(d)

acknowledges that, for so long as it satisfies the definition of the Controlling Shareholder or the Largest Shareholder, it shall comply with the obligations expressed by the Consortium Agreement to be assumed by the Controlling Shareholder or the Largest Shareholder, as may be relevant.

3.

Each of the Continuing C-Shareholders hereby confirms that the Acceding C-Shareholder shall be entitled to exercise all rights expressed to be exercisable by a Shareholder Party under the Consortium Agreement.

4.	The Acceding C-Shareholder makes each of the following representations and warranties as at the date of this Accession Undertaking:
(a)

it is a company duly incorporated and validly existing under the laws of its place of organization, and it has all necessary corporate power to conduct its business as presently conducted and to enter into and perform fully and completely all of its obligations and liabilities hereunder and under the Consortium Agreement and any agreements in implementation thereof;

(b)

this Accession Undertaking has been duly authorised, executed and delivered by it and constitutes its legally valid and binding obligation, enforceable against it in accordance with its terms (except for the application of bankruptcy, insolvency or other laws relating to creditors' rights generally or equitable principles); and

(c)

the execution, delivery and performance by it of the obligations under this Accession Undertaking and the Consortium Agreement have not or will not violate any provision of any existing law or regulation or order or decree of any court, governmental authority, bureau or agency of the jurisdiction of its incorporation, of which it has knowledge after due inquiry, or of its founding documents, establishment laws and bylaws, or of any contract, undertaking or agreement to which it is a party or which is binding upon it or any of its property or assets and will not result in the imposition or creation of any lien, charge or encumbrance on, or security interest in, any part thereof pursuant to the provisions of any such contract, undertaking or agreement.

5.	The address and fax number for notice of the Acceding C-Shareholder for the purposes of Section 11.1 of the Consortium Agreement is:
Address:	[	]
Facsimile:	[	]
Attention:	[	]
6.	This Accession Undertaking is governed by, and shall be construed in accordance with, the laws of England and Wales.
7.	The provisions of Section 11.16 of the Consortium Agreement shall apply to this Accession Undertaking, mutatis mutandis.

IN WITNESS WHEREOF this Accession Undertaking has been entered into on the date first written above.

The Acceding C-Shareholder

Executed as a Deed by:

[Name of Acceding C-Shareholder]

By:

By:

_________________________

 1 Appropriate execution block for execution by a Deed to be provided for depending on the jurisdiction of incorporation of the Acceding Shareholder.

The Continuing C-Shareholders

[Name of existing C-Shareholder, with the signature block repeated as necessary so that each existing C-Shareholder executes]

By:

EXHIBIT 4.15

EXECUTION COPY
Share Purchase Agreement
among ADASTRA MINERALS INC. and CONGO MINERAL DEVELOPMENTS LIMITED and INDUSTRIAL DEVELOPMENT CORPORATION of south africa limited and international finance corporation
Dated 1 November 2005

5959PARIS-1/695734/15

CONTENTS
Section	Page

PARIS-1/695734/15	- i -

SHARE PURCHASE AGREEMENT (this "Agreement"), dated 1 November 2005

AMONG:

(1)

CONGO MINERAL DEVELOPMENTS LIMITED, a company incorporated under the laws of the British Virgin Islands (registered under number 271751) with its registered office situated at 49 Main Street, Road Town, Tortola, British Virgin Islands ("CMD");

(2)	ADASTRA MINERALS INC., a company incorporated under the laws of the Yukon ("Adastra" or the "Sponsor");
(3)	INDUSTRIAL DEVELOPMENT CORPORATION OF SOUTH AFRICA LIMITED, a company registered and existing under the laws of the Republic of South Africa ("IDC"); and
(4)	INTERNATIONAL FINANCE CORPORATION, an international organization established by Articles of Agreement among its member countries including the Democratic Republic of Congo ("IFC");

each a "Party" and collectively the "Parties".

WHEREAS:

(A)

CMD is a wholly owned subsidiary of the Sponsor, created for the purpose of investing in the development, construction and operation of a copper and cobalt processing facility with a capacity of 5,500 tonnes per annum of cobalt and 30,000 tonnes per annum of copper to process the Kingamyambo and Musonoi tailings near the town of Kolwezi, Democratic Republic of Congo (the "Project").

(B)

Pursuant to the Contract of Association (as defined below) by and among CMD, La Générale des Carrières et des Mines ("Gécamines") and the Government of the Democratic Republic of Congo ("GDRC"), CMD is the owner of 41,250 Class C Shares representing 82.5% of the share capital of Kingamyambo Musonoi Tailings SARL (the "Company" or "KMT"). The remaining share capital of the Company consists of 6,250 Class A Shares of (representing 12.5% of the share capital of the Company) that are owned by Gécamines, and 2,500 Class B Shares (representing 5% of the share capital of the Company) that are owned by GDRC.

(C)

Pursuant to an Option Agreement dated February 12, 2003 (the "Option Agreement") by and among IFC, IDC, CMD and America Mineral Fields Incorporated (the predecessor name of the Sponsor), each of IFC and IDC were granted an option to purchase from CMD up to 10% each of the share capital of the Company.

(D)	Each of IFC and IDC has agreed to purchase, and CMD has agreed to sell, the Class C Shares referred to in Section 3.1 (Purchase of Shares), in accordance with the terms hereof.

NOW THEREFORE, the Parties hereto agree as follows:

PARIS-1/695734/15	- 1 -

1.	DEFINITIONS AND INTERPRETATION
1.1	Definitions

Wherever used in this Agreement, unless the context otherwise requires, the following terms shall have the following meanings:

"Accession Undertaking" means a written undertaking pursuant to which IFC or IDC, as the case may be, agrees to become bound by the terms of the Contract of Association, all in accordance with Article 11.4 of the Contract of Association.

"Accounting Principles" means the accounting standards that the Company is required to use for the preparation of its audited accounts pursuant to the Contract of Association, provided that such accounting standards are internationally recognised and utilised.

"Additional Funding Obligation" means an amount up to US$2,309,636.

"Additional Funding Obligation Statement" has the meaning given to such term in Section 6.2(a).

"Additional Pro Rata Payment" means, as the case may be, the IDC Additional Pro Rata Payment and/or the IFC Additional Pro Rata Payment.

"Affiliate" means, with respect to a Person, any other Person directly or indirectly controlling, controlled by or under common control with, such Person (provided that for the purposes of this definition (but only this definition), "control" means the power to direct the management or policies of a Person, directly or indirectly, whether through the ownership of shares or other securities, by contract or otherwise, provided further that the direct or indirect ownership of more than fifty per cent (50%) of the voting share capital of a Person shall be deemed to constitute control of that Person and "controlling" and "controlled" have corresponding meanings).

"Affiliate Shares" means any shares (other than the Shares) to be acquired by an Industry Partner under an Industry Partner Acquisition Agreement.

"Aggregate Historical Cost" means, at any time:

HC = (A + B + C + D + E + F - G) / S

where:

HC = the Aggregate Historical Cost (per share)

A = the aggregate IFI Share Purchase Amounts

B = the aggregate IFI Feasibility Study Purchase Amounts

C = the aggregate Historic IFI Expenditures

D = the aggregate of any Additional Funding Obligation paid by the IFIs

PARIS-1/695734/15	- 2 -

E = the aggregate of any Excess Costs paid by the IFIs in accordance with Section 6.4 (True Up Right at Loan Signing), Section 6.5 (Right of First Refusal on True Up) and Section 6.6 (Post Closing Adjustment of Excess Costs)

F = the aggregate of any amounts paid by the IFIs for any Shares (other than the Shares purchased in accordance with Section 3.1 (Purchase of Shares) and the Financial Close Shares)

G = the aggregate amount of the Financial Close Shareholder Loans received by the IFIs

S = the aggregate number of Shares owned by the IFIs

"Articles of Association" means the Acte Constitutif of the Company in force and effect from time to time.

"Assignment of Feasibility Study Intellectual Property" means the assignment of the Feasibility Study Intellectual Property to be executed by CMD and each of the IFIs pursuant to which CMD will transfer to each of the IFIs a pro rata ownership interest in the Feasibility Study Intellectual Property in accordance with Section 3.2 (Acquisition of Feasibility Study Intellectual Property).

"Audited IFI Feasibility Study Purchase Amounts" has the meaning given to such term in Section 3.5(b).

"Audited Share of Excess Costs" has the meaning given to such term in Section 6.6(b).

"Auditors" means, in respect of the Sponsor and CMD, KPMG LLP, and in respect of the Company, KPMG Congo RDC or such other internationally recognized accounting firm acceptable to the IFIs that the Company appoints from time to time as its auditors in accordance with the terms of the Consortium Agreement and the Contract of Association.

"Authorised Representative" means, in relation to any of CMD, the Sponsor or the Company, any Person who is duly authorised and in respect of whom the IFIs have received a certificate signed by two directors or other Authorised Representatives of CMD, the Sponsor or the Company, as the case may be, setting out the name and signature of such Person and confirming such Person’s authority to act.

"Board" means the board of directors of the Company.

"Budget" means the estimated cost as of 1 November 2004 to complete the Feasibility Study and to reach Loan Signing as from that date, amounting to US$22,796,358, as more fully set out in Schedule 3 (Budget), which amount has been increased by agreement by US$300,000. As of the Calculation Date, US$16,349,159 of this amount remained unspent.

"Business Day" means any day other than Saturday, Sunday or a public holiday in London, New York, Kinshasa, or Johannesburg.

"C$" means the lawful currency of Canada.

PARIS-1/695734/15	- 3 -

"C-Shareholders" means the owners from time to time of the Shares.

"Calculation Date" means 31 July 2005.

"Cancellation Event" means any of the events provided for in Section 5 (Cancellation Events).

"Cancellation Notice" has the meaning given to such term in Section 5.2(a).

"Change of Control" means the acquisition by one or more Persons (acting in concert) of fifty percent (50%) or more of the capital and voting rights of Adastra (including by a transfer of such capital and/or voting rights by contract or otherwise).

"CMD-Anglo License" means the intellectual property license agreement between CMD and Anglo American Corporation of South Africa Limited dated 10 July 2002.

"Commercial Operations Date" means the date on which:

(i)

the machinery and equipment have been properly constructed and installed in accordance with the contract(s) for the engineering, procurement and construction of the Project and have met all of the minimum guaranteed performance requirements established by the Company and the manufacturers of such machinery and equipment as set out in such contract(s), and have been accepted by the Company without reservations; and

(ii)

the machinery and equipment have been functioning normally in accordance with design and operating specifications established by the Company and the manufacturers of such equipment for at least thirty (30) consecutive days.

"Company" has the meaning given to such term in the Recitals hereto.

"Consortium Agreement" means the consortium agreement to be entered into on or about the date hereof among the Sponsor, CMD, IDC and IFC.

"Contract of Association" means the Contrat d’Association Portant sur un Projet d’Industrie Minière dated March 23, 2004 among GDRC, Gécamines and CMD.

"Controlling Shareholder" means the C-Shareholder (if any) with the right to nominate a majority of the directors to the Board or, in the event that no single C-Shareholder has the right to nominate a majority of the directors to the Board but a group of affiliated C-Shareholders does have such right, the holder of the greatest number of Shares among such C-Shareholders. As at the date of this agreement, CMD is the Controlling Shareholder.

"Diluting IFI" has the meaning given to such term in Section 6.5 (Right of First Refusal on True Up).

"Dollars" and "US$" mean the lawful currency of the United States of America.

"DRC" means the Democratic Republic of Congo.

PARIS-1/695734/15	- 4 -

"Eligible Costs" means the costs that will be treated as costs of carrying out the Feasibility Study in accordance with Article 6.6 of the Contract of Association.

"Emergency Expenditures" means expenditures necessary to ensure the safety of personnel or preserve property necessary for the Project.

"Environmental Liability Waiver" means the attestation de libération des obligations environnementales pour le site des rejets de Kolwezi which was obtained on behalf of the Company by Gécamines on 14 May 2004 pursuant to Article 10.1(g) of the Contract of Association in conformity with Article 205 of Chapter VII of Title XVIII of the Règlement Minier of the DRC.

"Equity Agreements" means, together:

(i)	this Agreement;
(ii)	the Consortium Agreement;
(iii)	the Share Transfer Instruments;
(iv)	the Assignment of the Feasibility Study Intellectual Property; and
(v)	the Loan Participation Agreements.

"Equity Amount" means, in respect of either of the IFIs, the aggregate from time to time of:

(i)	the relevant IFI Share Purchase Amount;
(ii)	the relevant IFI Feasibility Study Purchase Amount;
(iii)	the relevant IFI Loan Participation Amount;
(iv)	the relevant Historic IFI Expenditures;
(v)	any Additional Funding Obligation paid by such IFI;
(vi)

any Excess Costs paid by such IFI in accordance with Section 6.4 (True Up Right at Loan Signing), Section 6.5 (Right of First Refusal on True Up) and Section 6.6 (Post Closing Adjustment of Excess Costs); and

(vii)	the amount of any Project Development Shareholder Contributions made by such IFI.

"Equity Interest" means, in respect of either of the IFIs, the following assets owned by such IFI from time to time:

(i)	the relevant Shares;
(ii)	the relevant beneficial ownership in the Feasibility Study Intellectual Property;
(iii)	the relevant Loan Participations;
PARIS-1/695734/15	- 5 -

(iv)	the relevant Financial Close Shares;
(v)	the relevant Financial Close Shareholder Loans;
(vi)	any relevant Project Development Shareholder Contributions;

it being understood that following the contribution of the Feasibility Study to the Company in accordance with Section 9 (Financial Close) of this Agreement and Article 6 (Clôture du Financement) of the Contract of Association, such IFI will cease to own the relevant beneficial ownership in the Feasibility Study Intellectual Property and will acquire the relevant Financial Close Shares and Financial Close Shareholder Loans.

"ESIA" means the environmental and social impact assessment for the Project.

"Ethics and Conflict of Interest Policy" means the Sponsor’s ethics and conflict of interest policy dated 17 June 2003, as amended on 18 May 2004, and as further amended on 20 September 2005.

"Excess Costs" means:

(i)	any Project-related Expenditures to reach Loan Signing in excess of the aggregate of the Budget and the amount of the Additional Funding Obligation; and
(ii)

the Sponsor’s head office personnel costs specifically related to the Project included within the costs of the Feasibility Study, which have been budgeted at US$570,000 for the period from June 2005 to May 2006.

"Exercising IFI" has the meaning given to such term in Section 6.5 (Right of First Refusal on True Up).

"Exploitation Permit" means the Permis d’Exploitation des Rejets as defined in the Contract of Association.

"Feasibility Study" means the definitive feasibility study for the Project and any other studies, reports or assessments which are prepared in respect of the Project of the type contemplated by Annex D (Description du Projet des Rejets de Kolwezi) of the Contract of Association, including the final draft ESIA.

"Feasibility Study Intellectual Property" means all intellectual property rights of CMD (and, following the transactions contemplated in the Assignment of Feasibility Study Intellectual Property, the IFIs) in respect of the Feasibility Study as more fully described in the Assignment of Feasibility Study Intellectual Property, including:

(i)	all statutory and common law rights, powers, liberties and immunities attaching thereto, for the full term during which such rights and any renewals and extensions of those rights subsist;

PARIS-1/695734/15	- 6 -

(ii)	all design rights, now existing or which come to subsist in the future in respect of the Feasibility Study, and all legal rights and immunities (howsoever arising) attaching thereto; and
(iii)

all rights to utilize the design rights (now existing or which come to subsist in the future) in respect of the Feasibility Study, and to authorize others to utilize such design rights, which rights are conferred by the laws in force in any country (in each case) for the full term during which those rights and any extensions of those rights subsist.

"Feasibility Study Support Agreement" means the Convention relative aux etudes de faisabilité entered into between the Company and CMD dated 21 July 2005.

"Final Costs Statement" has the meaning given to such term in the Section 6.3 (Final Costs Statement).

"Financial Close" means the date on which all the conditions precedent under the Financing Agreements, with the exception of the issue of a drawdown request to make funds available, have been satisfied.

"Financial Close Shares" has the meaning given to such term in Section 9.1(a).

"Financial Close Shareholder Loans" has the meaning given to such term in Section 9.1(b).

"Financially Contributing Parties" means the Parties Contribuant au Financement under, and as defined in, the Contract of Association.

"Financing Agreements" means the loan, financing or refinancing agreements (including the credit-insurance agreements) concluded between the Company and the Financing Parties in respect of the Senior Loans in accordance with Article 5 of the Contract of Association, and all agreements or undertakings, supplementary or in relation to these loan or financing agreements, and in particular all securities, exchange rate and interest hedging agreements and direct agreements.

"Financing Parties" means any banks, financial institutions, national or international financial establishments, export credit agencies, credit insurers or other lender parties (excluding any Shareholders other than the IFIs acting in the capacity of senior lenders) who are parties to the Financing Agreements, as well as their successors, assigns, transferees and parties who have been substituted in their claims or share of the indebtedness, and their representatives, agents or trustees.

"Financing Plan" means the financing plan set out in Section 2.1 (Financing Plan).

"Force Majeure" has the meaning given to such term in the Contract of Association.

"Funding Utilisation Suspension Event" has the meaning given to such term in Section 7.1 (Funding Utilisation Suspension Events).

"GDRC" has the meaning given to such term in the Recitals hereto.

PARIS-1/695734/15	- 7 -

"Gécamines" has the meaning given to such term in the Recitals hereto.

"Historic IDC Expenditures" means, at the Calculation Date, external costs and out-of-pocket expenses related to the Project incurred by IDC up to the Calculation Date.

"Historic IFC Expenditures" means, at the Calculation Date, external costs and out-of-pocket expenses related to the Project incurred by IFC up to the Calculation Date.

"Historic IFI Expenditures" means, as the case may be, the Historic IDC Expenditures and/or the Historic IFC Expenditures.

"Historic Project-related Expenditures" means, at the Calculation Date, the sum of:

(i)	the costs related to the Project incurred by CMD after November 1, 2002;
(ii)	the out-of-pocket costs related to the Project incurred by the Sponsor and RPM after November 1, 2002;
(iii)

the external consultant costs related to the Project after November 1, 2002, as agreed by the C-Shareholders, incurred in the ordinary course under the contracts listed in Schedule 2 (Consultant Contracts), or as otherwise agreed by the Parties;

(iv)	staff costs related to the Project incurred by the Sponsor when such staff are in DRC and staff and other costs related to the Project incurred by RPM, in each case after November 1, 2002;
(v)	the sum of US$20,500,000;
(vi)

the amount of any capital contribution that has been made by CMD to the Company under the Contract of Association (excluding the amount of any capital contributions with respect to Shares which are to be purchased by the IFIs on the IFI Share Purchase Date);

(vii)

the costs related to the Project incurred by the Company, provided that drawings on the Working Capital Facility shall not in and of themselves be considered to be Historic Project-related Expenditures (but shall be Historic Project-related Expenditures if expended as provided in sub-clauses (i) – (vii) of this definition);

provided that:

(a)

Historic Project-related Expenditures shall not include the Sponsor’s head office staff costs (with the exception of the Sponsor’s Chief Operating Officer when working on the Project as general manager of the team of individuals working on the Project, as reasonably demonstrated by his timesheets) and the Upfront Fee; and

(b)	all such costs shall be priced on an arm’s-length basis.

"Historic Subordinated Contribution Ratio" has the meaning given to such term in Schedule 4 (Historic Subordinated Contribution Ratio).

PARIS-1/695734/15	- 8 -

"IDC Additional Pro Rata Payment" means the payment from IDC to CMD as a contribution for the costs to be incurred to reach Loan Signing that are set out in the Budget, in an amount calculated as follows:

C = D x (10/82.5)

where:

C = IDC Additional Pro Rata Payment

D = The amount of the Budget

"IDC C-Shares Participation Percentage" has the meaning given to such term in Section 3.1(a).

"IDC Investment Limit" means an amount equal to a net total exposure equivalent to US$50,000,000, which (for the avoidance of doubt) will not include amounts in respect of which IDC benefits from commercial risk insurance, whether issued solely in respect of IDC’s equity investment or together with a credit guarantee issued in respect of debt financing provided by IDC.

"IDC Share of Historic Project-related Expenditures" means an amount calculated as follows:

H = A x (10/82.5) + B x (2.5/82.5)

where:

H = IDC Share of Historic Project-related Expenditures

A = the aggregate of Historic Project-related Expenditures and Historic IFI Expenditures

B = Historic Project-related Expenditures (as of the Calculation Date)

"IFC Additional Pro Rata Payment" means the payment from IFC to CMD as a contribution for the costs to be incurred to reach Loan Signing that are set out in the Budget, in an amount calculated as follows::

B = D x (7.5/82.5)

where:

B = IFC Additional Pro Rata Payment

D = The amount of the Budget

"IFC C-Shares Participation Percentage" has the meaning given to such term in Section 3.1(b).

"IFC Equity Investment Limit" means an amount equal to the equivalent of US$20,000,000.

"IFC Investment Limit" means an amount equal to the equivalent of US$50,000,000.

"IFC Share of Historic Project-related Expenditures" means an amount calculated as follows:

G = A x (7.5/82.5)

where:

PARIS-1/695734/15	- 9 -

G = IFC Share of Historic Project-related Expenditures

A = the aggregate of Historic Project-related Expenditures and Historic IFI Expenditures

"IFI" means each of IDC and IFC.

"IFI C-Shares Participation Percentage" means, as the case may be, the IDC C-Shares Participation Percentage and/or the IFC C-Shares Participation Percentage.

"IFI Expenditures to reach Loan Signing" means the aggregate of the external costs and reasonable out-of-pocket expenses related to the Project incurred by the IFIs after the Calculation Date but prior to the Loan Signing, as notified to CMD by each of the IFIs at each meeting of the Steering Committee (and, as reasonably requested by CMD, supported by appropriate documentation or other confirmation), as a result of participating in the activities necessary to reach Loan Signing, but excluding (i) any costs incurred by the IFIs related to their own administrative, monitoring, due diligence and related administrative activities (unless otherwise agreed), (ii) Senior Loan appraisal, approval, negotiation, and implementation activities when the IFIs are acting in their role as a potential Financing Party, and (iii) any costs in relation to external advisors employed by the IFIs, unless the need for such external advice and the amount of such costs for (but not the identity of) such external advisors have been approved by CMD, such approval not to be unreasonably withheld.

"IFI Feasibility Study Purchase Amount" means the amount calculated in accordance with Section 3.4(b), as such amount may be adjusted in accordance with Section 3.5 (Post Closing Adjustments).

"IFI Investment Limit" means, as the case may be, the IDC Investment Limit and/or the IFC Investment Limit.

"IFI Loan Participation Amounts" has the meaning given to such term in Section 3.4(c).

"IFI Share of Historic Project-related Expenditures" means, as the case may be, the IFC Share of Historic Project-related Expenditures and/or the IDC Share of Historic Project-related Expenditures.

"IFI Share Purchase Amounts" has the meaning given to such term in Section 3.4(a), as the IFI Share Purchase Amounts may be adjusted in accordance with Section 3.5 (Post Closing Adjustments).

"IFI Share Purchase Date" means the date on which the IFIs acquire their Shares as contemplated in Section 3.1 (Purchase of Shares) in accordance with Section 3.4 (Payment of Purchase Price).

"Industry Partner" means any company or group of companies that enters into an Industry Partner Acquisition Agreement.

PARIS-1/695734/15	- 10 -

"Industry Partner Acquisition Agreement" means any agreement pursuant to which an Industry Partner shall acquire shares in the capital stock of either the Company or CMD, or more than 20% of the capital stock of the Sponsor, or an option to acquire any such shares.

"Intraparty Fair Market Value" means the value which might be negotiated between the relevant Parties under reasonable commercial procedures on the basis of a multi-criterion method used to evaluate companies in the same industry, carrying out the same type of business, taking into consideration inter alia the stage of development of the Project and the nature of the geographical location in which the Project is being developed. In addition, the market value of the Sponsor will be considered in such valuation.

"Investment Plan" means the investment plan set out in Section 2.2 (Investment Plan).

"KMT" has the meaning given to such term in the Recitals hereto.

"KMT Loan" means the US$4,993,750 loan made by CMD to the Company in respect of the Upfront Fee pursuant to a Loan Agreement dated April 8, 2004.

"KMT Organizational Documents" means, together, the Articles of Association and other constitutional documents (howsoever called) of the Company, if any, and the Contract of Association.

"LCIA" means the London Court of International Arbitration.

"Lien" means any mortgage, pledge, charge, assignment, hypothecation, security interest, title retention, preferential right, trust arrangement, right of set-off, counterclaim or banker’s lien, privilege or priority of any kind having the effect of security, any designation of loss payees or beneficiaries or any similar arrangement under or with respect to any insurance policy or any preference of one creditor over another arising by operation of law.

"Loan Guarantee(s)" means any guarantee or guarantees of the Senior Loans or other forms of contingent equity contribution obligations required under the terms of the Senior Loans for the financing of the development of the Project.

"Loan Participation" has the meaning given to such term in Section 3.3 (Purchase of Participation in the KMT Loan and Working Capital Facility), and shall include the Shareholder Loan that results from a transfer of a Loan Participation as provided in Section 3.3(b).

"Loan Participation Agreements" means the agreements entered into between CMD and each of the IFIs in respect of the several purchase by each of the IFIs of a participation in the KMT Loan and the Working Capital Facility.

"Loan Signing" means the date on which the definitive documentation for the Senior Loans is signed.

"Managing Director" has the meaning attributed to “Administrateur-Délégué” in the Contract of Association.

PARIS-1/695734/15	- 11 -

"Material Adverse Effect" means a material adverse effect on:

(i)	the implementation of the Project or the Financing Plan; or
(ii)	the ability of the Company, CMD or the Sponsor, as the case may be, to comply with its obligations under this Agreement or any other Equity Agreement or the Contract of Association.

"Minority Right" has the meaning given to such term in Section 6.9(c).

"OECD Guidelines for Multinational Enterprises" means Guidelines for Multinational Enterprises published by the Organisation for Economic Co-operation and Development as of the date of execution of this Agreement setting out voluntary principles and standards for conduct including, inter alia, in respect of anti-corruption.

"Offer" has the meaning given to such term in Section 11.3 (Preemptive Rights for Transfers by IDC).

"Official" means any officer of a political party or candidate for political office in the DRC or any officer or employee (i) of GDRC (including any legislative, judicial, executive or administrative department, agency or instrumentality thereof) or (ii) of a public international organization.

"Option Agreement" has the meaning given to such term in the Recitals hereto.

"Options" means any security, right, warrant, option or other right that gives any Person the right to: (i) purchase or otherwise receive or be issued any Shares or any security of any kind convertible into or exchangeable or exercisable for any Shares, or (ii) receive any benefits or rights similar to any rights enjoyed by or accruing to the holder of Shares or other capital stock of the Company, including any rights to participate in the equity, income or election of directors or officers of the Company.

"Payment in Sponsor Shares" means payment to the relevant IFI(s) in Sponsor Shares, where the number of such Sponsor Shares shall be calculated as:

(1)	the difference between:
(i)	the Intraparty Fair Market Value; and
(ii)	any cash payment

(in each case expressed in C$, converted from the currency of valuation/payment, as applicable, at the Bank of Canada noon spot rate on the day of payment);

(2)

divided by the trade weighted average the Sponsor’s share price on the Toronto Stock Exchange during the twenty (20) trading days immediately preceding the date of the exercise by the relevant Party of the right or option to make or receive a Payment in Sponsor Shares;

PARIS-1/695734/15	- 12 -

provided that

(I)	the number of the Sponsor Shares held by each of the IFIs as a result of a Payment in Sponsor Shares shall not exceed 20% of the issued Sponsor Shares (on a fully diluted basis);
(II)

an IFI shall not be required to accept a Payment in Sponsor Shares if, or to the extent that, such IFI’s doing so would require such IFI (or the IFIs jointly) to make an offer for the entire share capital of the Sponsor; and

(III)

if or to the extent that (I) or (II) above applies, or if the Sponsor is unable to obtain the necessary shareholder, stock exchange and regulatory approvals to issue such shares, then the Sponsor will have a further ninety (90) days to remedy any shortfall by making payment of such shortfall in cash.

"Person" means any natural person, corporation, company, partnership, firm, voluntary association, joint venture, trust, unincorporated organization, authority or any other entity whether acting in an individual, fiduciary or other capacity).

"Policies and Guidelines" means the Environmental and Social Policies and Environmental, Health and Safety Guidelines of the World Bank Group as they existed at March 18, 2005, as set out in Schedule 1 (Policies and Guidelines).

"Prohibited Payment" means any offer, gift, payment, promise to pay or authorization of the payment of any money or anything of value, or the granting of rights of use of any assets or otherwise providing assistance, directly or indirectly, to or for the use or benefit of any Official (including to or for the use or benefit of any other Person if the offeror, donor, payer or covenantor (as the case may be) or any Affiliates thereof knows, or has reasonable grounds for believing, that the other Person would use such offer, gift, payment, promise or authorization of payment, granting of rights of use or other assistance for the benefit of any such Official) or for the suppression of any rebel groups, for the purpose of influencing any act or decision or omission of any Official in order to obtain, retain or direct business to, or to secure any improper benefit or advantage for, any of their Affiliates or any other Person; provided that any such offer, gift, payment, promise or authorization of payment, granting of rights of use or otherwise providing assistance shall not be considered a Prohibited Payment if (i) it is lawful under applicable written laws and regulations, (ii) it would be permitted pursuant to the OECD Guidelines for Multinational Enterprises, or (iii) the use of assets is made or done pursuant to an act of expropriation or requisition (in respect of use of any assets) by a government authority (regardless of whether such governmental authority is acting with valid legal authority or only claiming to do so in circumstances in which it would not be reasonable for the relevant Person to confirm or contest the validity of such legal authority), or is otherwise done under duress.

"Project" has the meaning given to such term in the Recitals hereof.

"Project Completion" means the point in time at which any Loan Guarantee(s) are released pursuant to the terms of the definitive documentation for the Senior Loans.

PARIS-1/695734/15	- 13 -

"Project Development Shareholder Contributions" means the Shareholder Contributions as are required to be made pursuant to, or in anticipation of, the terms of the Financing Agreements.

"Project Documents" means the commercial contracts to be executed by the Company for the purpose of the development of the Project, as contemplated by the Financing Agreements.

"Project-related Expenditures" means the aggregate of Historic Project-related Expenditures and Project-related Expenditures to reach Loan Signing.

"Project-related Expenditures to reach Loan Signing" means the sum of the following costs, to the extent incurred after the Calculation Date but prior to the Loan Signing:

(i)	the costs related to the Project incurred by CMD (including, without duplication, the IFI Expenditures to reach Loan Signing that are paid or payable by CMD to the IFIs);
(ii)	the out-of-pocket costs related to the Project incurred by the Sponsor and RPM;
(iii)

the external consultant costs related to the Project, as agreed by the C-Shareholders, incurred in the ordinary course under the contracts listed in Schedule 2 (Consultant Contracts), or as otherwise agreed by the Parties;

(iv)	staff costs related to the Project incurred by the Sponsor when such staff are in DRC and staff and other costs related to the Project incurred by RPM; and
(v)

the costs related to the Project incurred by the Company, provided that drawings on the Working Capital Facility shall not in and of themselves be considered to be Project-related Expenditures to reach Loan Signing (but shall be Project-related Expenditures to reach Loan Signing as and when expended as provided in sub-clauses (i) – (v) of this definition);

provided that:

(a)

Project-related Expenditures to reach Loan Signing shall not include the Sponsor’s head office staff costs (with the exception of the Sponsor’s Chief Operating Officer when working on the Project as general manager of the team of individuals working on the Project, as reasonably demonstrated by his timesheets) and any payments to Gécamines that are required pursuant to Article 7.3 the Contract of Association; and

(b)	all such costs shall be priced on an arm’s-length basis.

"Provisional IFI Feasibility Study Purchase Amounts" has the meaning given to such term in Section 3.5(a).

"Provisional Share of Excess Costs" has the meaning given to such term in Section 6.6(a).

"Relinquishing IFI" has the meaning given to such term in Section 6.7(a).

"Relinquishment Notice" has the meaning given to such term in Section 6.7(a).

PARIS-1/695734/15	- 14 -

"Remaining IFI" has the meaning given to such term in Section 8.3(a).

"RPM" means Roan Prospecting and Mining sprl, a wholly owned subsidiary of the Sponsor located in the DRC.

"Security Interest" means any mortgage, pledge, lien (statutory or otherwise), charge, assignment, hypothecation, security interest, trust (created for the purposes of conferring security over the trust assets) or placing monies on deposit for the purpose of providing a person a right of set off over such monies as security for the performance of an obligation or any other agreement or arrangement having the effect of conferring security or other priority right.

"Senior Loans" means the necessary loan financing to be obtained by or on behalf of the Company to carry out the Project, including both senior debt and subordinated debt, but excluding Shareholder Loans.

"Share Transfer Instrument" means each of the share transfer instruments to be executed on the IFI Share Purchase Date by CMD and the relevant IFI, as the case may be, evidencing the purchase of the Shares in accordance with Section 3.1 (Purchase of Shares), in such form as may be necessary and appropriate for filing of such Share Transfer Instruments with the Tribunal de Grande Instance as required by the applicable law and the KMT Organizational Documents.

"Shareholder Contributions" means from time to time, the Shares and Shareholder Loans held by a Person or in which a Person has an interest at such time, or any Shares and Shareholder Loans proposed to be issued or granted to any Person, as the case may be, at such time.

"Shareholder Loans" means loans made to the Company by CMD and other C-Shareholders in accordance with the terms of the Contract of Association, including the KMT Loan and the Working Capital Facility.

"Shareholders" means the shareholders of the Company from time to time.

"Shares" means the Class C Shares in the capital of the Company.

"Sponsor Shares" means the common shares in the share capital of the Sponsor.

"Steering Committee" has the meaning given to such term in the Consortium Agreement.

"Subsidiary" means, with respect to any Person, any entity:

(i)	over fifty percent (50%) of whose capital is owned, directly or indirectly, by that Person;
(ii)	for which that Person has the right to nominate or appoint a majority of the members of the Board or such other body performing similar functions; and
(iii)	which is otherwise effectively controlled by that Person;

PARIS-1/695734/15	- 15 -

"Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

"Technical Auditor" means a firm, individual or group of individuals appointed by mutual consent of the Sponsor and the IFIs to review the Feasibility Study (other than the ESIA).

"Third Party Fair Market Value" means the value which might be negotiated between the relevant IFI(s) and a third party under reasonable commercial procedures on the basis of a multi-criterion method used to evaluate companies in the same industry, carrying out the same type of business, taking into consideration inter alia the stage of development of the Project and the nature of the geographical location in which the Project is being developed, having regard both to the price to be paid for the Shares, the beneficial interest in the Feasibility Study Intellectual Property and the Loan Participations and any other benefits which such third party brings to the Company and which are conditional on such third party’s acquisition of the Shares, the beneficial interest in the Feasibility Study Intellectual Property and the Loan Participations. In addition, the market value of the Sponsor will be considered in such valuation.

"Total Cumulative Equity Investment" means, with respect to IFC, without double counting, the aggregate from time to time of:

(i)	IFC’s IFI Share Purchase Amount;
(ii)	IFC’s IFI Feasibility Study Purchase Amount;
(iii)	IFC’s IFI Loan Participation Amount;
(iv)	the IFC Additional Pro Rata Payment;
(v)	IFC’s Additional Funding Obligation (if any);
(vi)	IFC’s true up in respect of any Excess Costs (if applicable);
(vii)	IFC’s Historic IFI Expenditures;
(viii)

the amount of any Shareholder Contributions provided by IFC or, as the case may be, included in the financing plan for the development of the Project as reflected in any information memorandum distributed to the prospective Financing Parties as being intended to be provided by IFC; and

(ix)

the maximum contingent liabilities under any Loan Guarantee(s) provided by IFC or, as the case may be, included in the financing plan for the development of the Project as reflected in any information memorandum distributed to the prospective Financing Parties as being intended to be provided by IFC.

"Total Cumulative Investment" means, with respect to either of the IFIs, without double counting, the aggregate from time to time of:

PARIS-1/695734/15	- 16 -

(i)	such IFI's Share Purchase Amount;
(ii)	such IFIs Feasibility Study Purchase Amount;
(iii)	such IFI’s Loan Participation Amount;
(iv)	such IFI’s Additional Pro Rata Payment;
(v)	such IFI’s Additional Funding Obligation (if any);
(vi)	such IFI’s true up in respect of any Excess Costs (if applicable);
(vii)	such IFI’s Historic IFI Expenditures;
(viii)

the amount of any Shareholder Contributions provided by such IFI or, as the case may be, included in the financing plan for the development of the Project as reflected in any information memorandum distributed to the prospective Financing Parties as being intended to be provided by such IFI; and

(ix)

the maximum contingent liabilities under any Loan Guarantee(s) provided by such IFI or, as the case may be, included in the financing plan for the development of the Project as reflected in any information memorandum distributed to the prospective Financing Parties as being intended to be provided by such IFI; and

(x)

Senior Loans provided by such IFI or, as the case may be, included in the financing plan for the development of the Project as reflected in any information memorandum distributed to the prospective Financing Parties as being intended to be provided by such IFI.

"Umicore License" means the intellectual property license agreement that may be entered into among Adastra, CMD and Umicore.

"Upfront Fee" means the amount of US$5,000,000, being the first tranche of the transfer price as defined in the Contract of Association, which was paid on June 24, 2004.

"Working Capital Facility" means the US$500,000 loan facility made by CMD to the Company pursuant to a Credit Facility Agreement dated April 8, 2004.

1.2	References and Headings

In this Agreement, unless the context otherwise requires:

(a)	headings are for convenience only and do not affect the interpretation of this Agreement;
(b)	words importing the singular include the plural and vice versa;
(c)	a reference to any Schedule or Section is a reference to that Section of, or Schedule to, this Agreement;

PARIS-1/695734/15	- 17 -

(d)

a reference to a document includes any amendment or supplement to, or replacement or novation of, that document but disregarding any amendment, supplement, replacement or novation made in breach of this Agreement;

(e)	a reference to a party to any document includes that party's successors and permitted assigns;
(f)

the terms "include", "includes" and "including" shall be deemed to be followed by the words "without limitation" and any list of examples following such term shall in no way restrict or limit the generality of the word or provision in respect of which such examples are provided; and

(g)	an expression importing a natural person includes any company, partnership, trust, joint venture, association, corporation or other corporate body and any governmental authority or agency.

2.	FINANCING PLAN AND INVESTMENT PLAN
2.1	Financing Plan

The estimated financing plan (the "Financing Plan") for the period until the Loan Signing (including amounts spent to date) is as follows:

Item	Amount (US$)
Expenditures funded by the Parties, including through the Company via the Working Capital Facility
CMD Portion	37,627,372
IFC Portion	4,454,440
IDC Portion	6,917,032
Sub-total (Project-related Expenditures)	48,998,845
KMT Loan
CMD KMT Loan Amount	3,934,470
IFC Loan Participation Amount in KMT Loan	453,977
IDC Loan Participation Amount in KMT Loan	605,303
Sub-total (KMT Loan)	4,993,750
Total	53,992,595

PARIS-1/695734/15	- 18 -

2.2	Investment Plan

The estimated investment plan (the "Investment Plan") for the period until the Loan Signing is as follows:

Item	Amount (US$)
Historic Project-related Expenditures	32,266,678
Historic IDC Expenditures	161,858
Historic IFC Expenditures	221,150
Upfront Fee	4,993,750
Budget (as of 1 November 2004)	22,796,358
Budget expended (to Calculation Date)	6,447,199
Budget remaining	16,349,159
Total	53,992,595

3.	PURCHASE OF EQUITY INTEREST
3.1	Purchase of Shares

Subject to the terms and conditions of this Agreement, including the satisfaction of all of the conditions precedent set forth in Section 4.1 (Conditions Precedent):

(a)	IDC will acquire from CMD 5,000 Shares, representing 12.12% of the Shares (the "IDC C-Shares Participation Percentage") and 10% of the total share capital in the Company; and
(b)	IFC will acquire from CMD 3,750 Shares, representing 9.09% of the Shares ("IFC C-Shares Participation Percentage") and 7.5% of the total share capital in the Company;

with the date of such acquisition taking place in accordance with Section 3.4 (Payment of Purchase Price) being the IFI Share Purchase Date.

3.2	Acquisition of Feasibility Study Intellectual Property

Subject to the terms and conditions of this Agreement, on the IFI Share Purchase Date:

(a)	CMD shall assign and transfer to IDC, and IDC shall acquire, a 12.12% beneficial ownership interest in the Feasibility Study Intellectual Property, and
(b)	CMD shall assign and transfer to IFC, and IFC shall acquire, a 9.09% beneficial ownership interest in the Feasibility Study Intellectual Property,

PARIS-1/695734/15	- 19 -

in each case in accordance with the terms of the Assignment of Feasibility Study Intellectual Property.

3.3	Purchase of Participation in the KMT Loan and the Working Capital Facility
(a)	Subject to the terms and conditions of this Agreement, on the IFI Share Purchase Date:
(i)

IDC will purchase from CMD a 12.12% participation in the principal amount of the KMT Loan and the Working Capital Facility (but not, in each case, any accrued but unpaid interest as of the IFI Share Purchase Date); and

(ii)

IFC will purchase from CMD a 9.09% participation in the principal amount of the KMT Loan and the Working Capital Facility (but not, in each case, any accrued but unpaid interest as of the IFI Share Purchase Date);

(each such participation, a "Loan Participation").

(b)

Each of the Loan Participation Agreements shall include an undertaking from CMD to transfer, at the request of the relevant IFI, to such IFI that portion of the KMT Loan and/or Working Capital Facility that is the subject of the relevant Loan Participation in accordance with the terms of the KMT Loan or the Working Capital Facility, as the case may be.

3.4	Payment of Purchase Price
(a)	The price to be paid by each of the IFIs for the Shares shall be equal to US$1 per Share purchased (the "IFI Share Purchase Amount").
(b)	The price to be paid by each of the IFIs for the beneficial ownership interest in the Feasibility Study Intellectual Property shall be equal to:
(i)	the relevant IFI Share of Historic Project-related Expenditures,

plus

(ii)	the relevant Additional Pro Rata Payment,

minus

(iii)	the relevant Historic IFI Expenditures.
(c)	The price to be paid for the Loan Participations (the "IFI Loan Participation Amount") shall be:
(i)	in the case of IDC, US$605,303, and
(ii)	in the case of IFC, US$453,977.

PARIS-1/695734/15	- 20 -

(d)

Subject to Section 4 (Conditions of IFI Share Purchase Date), each of the IFIs shall pay the relevant IFI Share Purchase Amount, the relevant IFI Feasibility Study Purchase Amount and the relevant IFI Loan Participation Amount, free of deduction, set-off or withholding of any amount whatsoever in Dollars to CMD on the IFI Share Purchase Date, upon:

(i)	execution of the relevant Share Transfer Instrument;
(ii)	presentation of evidence of the registration on the share register of the Company of each of IFC and IDC as owners of the number of Shares provided for in Section 3.1 (Purchase of Shares);
(iii)

notification to the Company of that each of IFC and IDC are owners of the number of Shares provided for in Section 3.1 (Purchase of Shares), such notification to be made by, or at the direction of, CMD; provided that if CMD shall have failed to make or procure the making of such notice, either of the IFIs shall have the right (but not the obligation) to make or procure the making of such notice; and

(iv)

presentation of evidence of the filing of the Share Transfer Instruments at the Tribunal de Grande Instance, such filing to be made by, or at the direction of, CMD; provided that if CMD shall have failed to make or procure the making of such filing, either of the IFIs shall have the right (but not the obligation) to make or procure the making of such filing.

3.5	Post Closing Adjustments
(a)

The Parties acknowledge and agree that the calculation of the IFI Feasibility Study Purchase Amount will initially be made on the basis of Historic Project-related Expenditures and Historic IFI Expenditures as determined by the Sponsor as of the Calculation Date (such amounts, the "Provisional IFI Feasibility Study Purchase Amounts").

(b)

Within sixty (60) days following the IFI Share Purchase Date, the Sponsor shall provide a report from its Auditors confirming the Historic Project-related Expenditures as of the Calculation Date, at which time the IFI Feasibility Study Purchase Amounts will be recalculated, if necessary, on the basis of the Historic Project-related Expenditures as of the Calculation Date as confirmed by the Auditors (such amounts, the "Audited IFI Feasibility Study Purchase Amounts").

(c)

In the event that the Audited IFI Feasibility Study Purchase Amounts exceed the Provisional IFI Feasibility Study Purchase Amounts, each of the IFIs shall pay to CMD the relevant difference within fifteen (15) Business Days. In the event that the Audited IFI Feasibility Study Purchase Amounts are less than the Provisional IFI Feasibility Study Purchase Amounts, CMD shall pay to each of the IFIs the relevant difference within fifteen (15) Business Days.

PARIS-1/695734/15	- 21 -

3.6	Directorships

Upon the IFI Share Purchase Date, each of IFC and IDC will be entitled to nominate one director to the Board of the Company. Each of IFC and IDC shall be entitled at any time to remove any member of the Board so nominated by it and to nominate another in replacement thereof. Any such nomination or removal shall be made by notice in writing to the Company and the other C-Shareholders. CMD shall exercise, and shall not transfer any Shares to an Industry Partner unless the Industry Partner agrees to exercise its voting rights in the Company so as to elect or remove each such IFI nominee to the Board of the Company. CMD agrees not to use its voting power to replace or eliminate any director of the Board nominated by an IFI unless the relevant IFI so agrees.

3.7	No Interest prior to Acquisition

For the avoidance of doubt, neither IFI shall be a Shareholder or have any rights or obligations in respect of any Equity Interest until the acquisition of such Equity Interest in accordance with the terms of this Agreement.

4.	CONDITIONS OF IFI SHARE PURCHASE DATE
4.1	Conditions Precedent
(a)

The obligation of each of the IFIs to acquire the Shares, the beneficial interest in the Feasibility Study Intellectual Property and the Loan Participations and make payment of the relevant IFI Share Purchase Amount, the relevant IFI Feasibility Study Purchase Amount and the relevant IFI Loan Participation Amount, and the corresponding obligation of CMD to sell, shall be subject to the fulfillment, prior to or concurrently with the acquisition of the Shares, the beneficial interest in the Feasibility Study Intellectual Property and the Loan Participations and the making of such payments, of the following conditions, each in form and substance satisfactory to the relevant Party:

(i)

each of the following Equity Agreements shall have been executed by all parties thereto and all of the conditions to effectiveness under each such Equity Agreement shall have been satisfied in accordance with its respective terms (other than any condition to the effectiveness of such Equity Agreement that the IFI Share Purchase Date shall have occurred):

(1)	the Consortium Agreement
(2)	the Assignment of the Feasibility Study Intellectual Property; and
(3)	the Loan Participation Agreements;
(ii)	each of the Parties has received a true and complete copy of each of the Equity Agreements to which it is not a party;

PARIS-1/695734/15	- 22 -

(iii)	each of the IFIs shall have executed and delivered an Accession Undertaking, which shall take effect on the IFI Share Purchase Date;
(iv)

the IFIs shall have received conformed copies of the Contract of Association, the Exploitation Permit, the Environmental Liability Waiver, the presidential decree for the creation of the Company, and appropriate proof of payment to Gécamines of the Upfront Fee;

(v)	the IFIs shall have received evidence that the Company has been incorporated and validly exists under the laws of the DRC;
(vi)	CMD shall have agreed the Budget and the scope of works to complete the Feasibility Study and reach Loan Signing, each satisfactory to the IFIs;
(vii)

the IFIs shall have received (i) a legal opinion from Kalamba & Associes, at the Company’s expense, in form and substance satisfactory to the IFIs, and (ii) legal opinions from local counsel in the British Virgin Islands, the Yukon and England, at CMD’s expense, in form and substance satisfactory to the IFIs regarding the due authorisation, execution and enforceability of the Equity Agreements with respect to the Sponsor and CMD;

(viii)	each of the representations and warranties made by the Sponsor and CMD shall have been confirmed as being true and correct as of the IFI Share Purchase Date;
(ix)	each of the representations and warranties made by the IFIs shall be true and correct to the reasonable satisfaction of CMD;
(x)	since the date of execution of this Agreement and the Consortium Agreement no event has occurred which may have a Material Adverse Effect;
(xi)

the IFIs shall have received a certificate from an Authorised Representative of the Company that the Company has not (i) issued shares of any class other than as contemplated in Article 6 (Clôture du Financement) of the Contract of Association, (ii) issued any Options, (iii) changed the par value of, or the rights attached to, any of the shares of the Company, (iv) taken any other action by amendment of the KMT Organizational Documents or through reorganization, consolidation, sale of share capital, merger or sale of assets, or otherwise which might result in a dilution of the interest in the Company represented by the Shares, or (v) borrowed any new Shareholder Loans except for drawings under the Shareholder Loans as contemplated herein;

(xii)	the Shares, the Feasibility Study Intellectual Property, the KMT Loan and the Working Capital Facility shall be free of any Security Interest;
(xiii)	no Cancellation Event shall have occurred and be continuing;

PARIS-1/695734/15	- 23 -

(xiv)

in the case of IDC, IDC has received the approval of the South African Reserve Bank for the transactions contemplated herein and shall have received notification from a political risk insurer that it will provide cover for IDC’s Equity Interest in developing the Project,

(xv)

appropriate documentation satisfactory to the IFIs, acting reasonably, has been executed to enable the IFIs to benefit from the rights of the Parties Contribuant au Financement under the Feasibility Study Support Agreement,

(xvi)

appropriate documentation has been executed by each of the nominee Shareholders of the Company pursuant to which such nominee Shareholders (i) assign to CMD to the maximum extent permitted by law any pre-emption rights accruing to such nominee Shareholder under the Articles of Association, and (ii) agree that transfers of Shares by each of the IFIs will not be subject to the pre-emption rights provided for in the Articles of Association, and

(xvii)

each of the IFIs shall have received a conformed copy of the Articles of Association as amended to reflect that each of IFC and IDC are owners of the number of Shares provided for in Section 3.1 (Purchase of Shares) and the presidential decree approving such amendment.

(b)

The obligation of each of the IFIs to make payment of any Additional Funding Obligation pursuant to Section 6.2(b) (if relevant) shall be subject to the fulfillment, prior to or concurrently with such payment or transfer (as the case may be), of the following conditions, each in form and substance satisfactory to the relevant Party:

(i)	each of the representations and warranties shall have been confirmed as being true and correct as of the date of such payment or transfer (as the case may be);
(ii)	since the date of execution of this Agreement and the Consortium Agreement no event has occurred which may have a Material Adverse Effect;
(iii)

the IFIs shall have received a certificate from an Authorised Representative of the Company that the Company has not (i) issued shares of any class other than as contemplated in Article 6 (Clôture du Financement) of the Contract of Association, (ii) issued any Options, (iii) changed the par value of, or the rights attached to, any of the shares of the Company, (iv) taken any other action by amendment of the KMT Organizational Documents or through reorganization, consolidation, sale of share capital, merger or sale of assets, or otherwise which might result in a dilution of the interest in the Company represented by the Shares, or (v) borrowed any new Shareholder Loans except for drawings under the Shareholder Loans as contemplated herein; and

(iv)	no Cancellation Event shall have occurred and be continuing.

PARIS-1/695734/15	- 24 -

(c)

In the event that the conditions set out in Section 4.1(b) above have not been satisfied at the relevant time when the Additional Funding Obligation would otherwise have been payable, the IFIs shall not be obligated to pay any Additional Funding Obligation until such time as such conditions have been satisfied. In the event that the conditions set out in Section 4.1(b) have not been satisfied at Loan Signing, any amounts that would have been payable as an Additional Funding Obligation but for the failure of such conditions having been satisfied will be treated as Excess Costs.

4.2	Waiver of Conditions Precedent
(a)

The conditions contained in paragraphs (i)(2), (i)(3), (iv), (v), (vii), (viii), (x), (xi), (xii), (xiii), (xiv), (xv), (xvi) and (xvii) of Section 4.1(a) and in Section 4.1(b) are for the benefit of the IFIs and may be waived only by the IFIs in their sole discretion.

(b)	The conditions contained in paragraphs (iii) and (ix) of Section 4.1(a) are for the benefit of CMD and may be waived only by CMD in its sole discretion.
(c)	The conditions contained in paragraphs (i)(1), (ii) and (vi) of Section 4.1(a) are for the benefit of each of the Parties and may be waived only by each of the Parties in such Party’s sole discretion.
4.3	Parties’ Efforts

Each of the Parties shall utilize all reasonable commercial efforts in order that the conditions precedent which are under their influence or control shall be satisfied in as timely a manner as possible, and shall keep each other Party informed as to any material progress, or lack thereof, in that regard. Each of the Parties agrees that the transactions contemplated by Section 3.1 (Purchase of Shares), Section 3.2 (Acquisition of Feasibility Study Intellectual Property) and Section 3.3 (Purchase of Participation of in the KMT Loan and the Working Capital Facility) shall be completed within ten (10) Business Days after the conditions precedent set forth in Section 4.1 (Conditions Precedent) shall have been either satisfied or waived by the relevant Parties, and for this purpose the parties shall agree on a date during such period for the performance of the transactions contemplated under Section 3 (Purchase of Equity Interest) and, failing such agreement, shall be performed on the last day of such period.

5.	CANCELLATION
5.1	Cancellation Events

Each of the following events occurring prior to the IFI Share Purchase Date, without the prior consent of the IFIs, shall constitute a Cancellation Event:

(a)

the Company pays dividends on its shares or interest payments on any Shareholder Loans or any other payments or distributions to any of the Shareholders or purchases, redeems or otherwise acquires any of its shares or grants any Option over the Shares, it being understood that the Company may continue to accrue interest from time to time on the KMT Loan and the Working Capital Facility;

PARIS-1/695734/15	- 25 -

(b)

the Company sells, transfers, leases or otherwise disposes of all or a substantial part of its assets (whether in a single transaction or in a series of transactions, related or otherwise); or undertakes or permits any merger, consolidation or reorganization;

(c)	CMD terminates, amends or grants any waiver in respect of any provision of the Contract of Association;
(d)

any representation or warranty confirmed or made in Section 12.1 (Sponsor and CMD Representations) in connection with the execution and delivery of this Agreement shall be found to have been incorrect in any material respect;

(e)

any government or governmental authority shall have condemned, nationalized, seized, or otherwise expropriated all or any substantial part of the property or other assets of the Company or of its share capital or shall have assumed custody or control of such property or other assets or of the business or operations of the Company or of its share capital, or shall have taken any action for the dissolution or disestablishment of the Company or any action that would prevent the Company or its officers from carrying on its business or operations or a substantial part thereof;

(f)

there shall have been entered against the Company a decree or order by a court adjudging the Company bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or of any substantial part of its property or other assets, or ordering the winding up or liquidation of its affairs; or the institution by the Company of proceedings to be adjudicated bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or of any substantial part of its property or other assets, or the making by it of an assignment for the benefit of creditors generally, or the admission by it in writing of its inability to pay its debts generally as they become due; or any other event shall have occurred which under any applicable law would have an effect analogous to any of those events listed above in this subsection;

(g)

the Company shall have convened a meeting for the purpose of making, or the Company shall have proposed or shall have entered into, any arrangement or composition with or for the benefit of its creditors, or the Company shall have ceased or shall have threatened to cease to carry on its business or any substantial part thereof or the Company shall have become unable to pay its debts generally as they fall due or shall have otherwise become insolvent; or any encumbrancer shall have lawfully taken possession or a receiver or trustee shall have been appointed of the whole or any part of the undertaking or assets of the Company or a distress or execution (or analogous process) relating to a liability shall have been levied or enforced upon or sued out against any of the chattels or property of

PARIS-1/695734/15	- 26 -

the Company and such distress or execution shall not have been discharged within sixty (60) days;

(h)	any event occurs which has had, or may reasonably be expected to have, a Material Adverse Effect; or
(i)

any material provision of this Agreement or any of the other Equity Agreements is or becomes invalid, illegal or unenforceable and has not been replaced by a valid, legal and enforceable provision providing similar benefits satisfactory to IFIs, acting reasonably, within thirty (30) days of CMD or the Sponsor becoming aware of such invalidity, illegality or unenforceability.

5.2	Cancellation
(a)

Each of the IFIs may, by notice to CMD and the Sponsor (such notice, a "Cancellation Notice"), cancel its right and obligation to acquire the Shares, the beneficial interest in the Feasibility Study Intellectual Property and the Loan Participations if any Cancellation Event has occurred and is continuing, or if the event specified in Section 5.1(e) is, in the reasonable opinion of either of the IFIs, imminent. Upon the giving of such notice, the right and obligation of the relevant IFIs to acquire the relevant Shares, the beneficial interest in the Feasibility Study Intellectual Property and the Loan Participations shall be cancelled, it being agreed that if only one of the IFIs has given such a notice, the other IFI shall have the option to cancel its rights and obligations to acquire the relevant Shares, the beneficial interest in the Feasibility Study Intellectual Property and the Loan Participations by giving notice to CMD to that effect within thirty (30) days of the issue by the relevant IFI of the Cancellation Notice. Failure by either of the IFIs to exercise a right of cancellation following the occurrence of any Cancellation Event does not preclude either of the IFIs from exercising its right of cancellation as provided in this Agreement following the occurrence of any other Cancellation Event, and shall not limit any other provision of this Agreement.

(b)

In the event of the occurrence of a Cancellation Event, CMD or the Sponsor may request each IFI to advise whether or not such IFI intends to deliver a Cancellation Notice. In the event that, at the end of the period of thirty (30) days following receipt by an IFI of such request, such IFI has not advised CMD and the Sponsor of whether or not such IFI intends to deliver a Cancellation Notice, then such IFI shall be deemed to have decided to exercise its right to deliver a Cancellation Notice in respect of such Cancellation Event.

6.	PROJECT COSTS TO REACH LOAN SIGNING AFTER THE CALCULATION DATE
6.1	Funding of Project-related Expenditures to reach Loan Signing
(a)	CMD shall be obligated to provide all of the funding for Project-related Expenditures to reach Loan Signing up to the amount set out in the Budget.

PARIS-1/695734/15	- 27 -

(b)

In the event that the Loan Signing is not reached within the Budget, each of CMD and the IFIs shall contribute their pro-rata share (based on the ownership of the Shares) of any Project-related Expenditures to reach Loan Signing up to an amount equal to the relevant IFI C-Shares Participation Percentage of the Additional Funding Obligation, in accordance with Section 6.2 (Contribution of Additional Funding Obligation).

(c)

In the event that the Loan Signing is not reached within the aggregate of the Budget and the Additional Funding Obligation, the IFIs shall not have any funding obligation in respect of any Excess Costs, notwithstanding that CMD continues to fund such Project-related Expenditures to reach Loan Signing.

(d)	Any funds included in the Budget that are not expended on Project-related Expenditures to reach Loan Signing shall be applied in accordance with Section 6.11 (Excess Cash).
6.2	Additional Funding Obligation Statement
(a)

In the event that Section 6.1(b) applies, on the earlier of (i) the date on which the Project-related Expenditures to reach Loan Signing is equal to the aggregate of the Budget and the Additional Funding Obligation, and (ii) the Loan Signing, CMD shall prepare and deliver to the IFIs a statement of such Project-related Expenditures to reach Loan Signing constituting all or part of the Additional Funding Obligation (the "Additional Funding Obligation Statement"), together with evidence satisfactory to the IFIs of the amounts thereof.

(b)

Each of the IFIs shall pay to CMD its IFI C-Shares Participation Percentage of the relevant amounts set out in the Additional Funding Obligation Statement, up to the amount of the respective IFI C-Shares Participation Percentage of the Additional Funding Obligations within fifteen (15) business days of receipt of the Additional Funding Obligation Statement.

6.3	Final Costs Statement

Not less than sixty (60) days prior to the Loan Signing, the Sponsor shall prepare and deliver to the IFIs a statement of its estimate of the final Project-related Expenditures to reach Loan Signing (the "Final Costs Statement") for the purpose of determining any true up pursuant to Section 6.4 (True Up Right at Loan Signing).

6.4	True Up Right at Loan Signing
(a)	In the event that there are Excess Costs at Loan Signing, the IFIs will have the option to either:
(i)	pay their respective IFI C-Shares Participation Percentage of such Excess Costs; or
(ii)	be diluted in accordance with the respective Share ownership percentages through appropriate transfers from such IFI to CMD or the other IFI, as the case may be, in

PARIS-1/695734/15	- 28 -

accordance with the terms of the Consortium Agreement of the relevant number of Shares such that the resulting IFI C-Shares Participation Percentage shall be the equivalent to:

(1)

the aggregate of (i) the relevant IFI Share Purchase Amount, (ii) the relevant IFI Feasibility Study Purchase Amount (but excluding, in the case of IDC, any portion of such amount in respect of any premium), (iii) the relevant IFI Loan Participation Amount, (iv) the relevant Historic IFI Expenditures, (v) any Additional Funding Obligation paid by such IFI, and (vi) any Excess Costs that have been paid by such IFI (including any such amounts treated as Excess Costs in accordance with Section 7.2 (Optional Funding) and Section 7.3 (Equalisation));

divided by

(2)

the aggregate of (i) the Historic Project-related Expenditures, (ii) the Upfront Fee, (iii) the Historic IFI Expenditures, (iv) the total par value of the Shares, (v) the Budget, (vi) any Additional Funding Obligations, and (vii) any Excess Costs (including any amounts treated as Excess Costs in accordance with Section 7.2 (Optional Funding) and Section 7.3 (Equalisation)).

(b)

In the event of any transfer of Shares in accordance with Section 6.4(a), the transferring IFI shall also transfer a corresponding portion of each of such IFI’s beneficial ownership interest in the Feasibility Study Intellectual Property and such IFI’s Loan Participations.

(c)

Each of the IFIs will have ten (10) Business Days in which to notify the other Parties of such IFIs intention to pay, or not, its respective IFI C-Shares Participation Percentage of such Excess Costs in accordance with Section 6.4(a) and a further thirty (30) Business Days (or such longer period as may be agreed by CMD and such IFI) to pay such amount or (subject to Section 6.5 (Right of First Refusal on True Up) make the required transfer of Shares, beneficial ownership interest in the Feasibility Study Intellectual Property and Loan Participations. In the event that either of the IFIs shall elect not to pay its respective IFI C-Shares Participation Percentage of such Excess Costs, the provisions of Section 6.5 (Right of First Refusal on True Up) shall apply.

6.5	Right of First Refusal on True Up
(a)

In the event that one of the IFIs (the "Diluting IFI") chooses not to fully exercise its option to pay for its respective IFI C-Shares Participation Percentage of such Excess Costs in accordance with Section 6.4 (True Up Right at Loan Signing), the other IFI (the "Exercising IFI") shall have a right of first refusal over the Shares, Loan Participations and Feasibility Study Intellectual Property that the Diluting IFI would otherwise have acquired or retained, at the same cash price, by providing the same additional funding as the Diluting IFI elected not to provide pursuant to Section 6.4 (True Up Right at Loan Signing).

PARIS-1/695734/15	- 29 -

(b)

The Exercising IFI will have five (5) Business Days in which to notify the other Parties of its intention to seek (or not seek) approval to exercise its right of first refusal under this Section 6.5, and a further thirty (30) Business Days (or such longer period as may be agreed by CMD and such IFI) to actually exercise its right of first refusal under this Section 6.5 in accordance with the terms of the Consortium Agreement with respect to the Shares, Loan Participations and Feasibility Study Intellectual Property that the Diluting IFI would otherwise have acquired or retained.

6.6	Post Closing Adjustment of Excess Costs
(a)

The Parties acknowledge and agree that the calculation of the pro-rata share of Excess Costs will be made at Loan Signing on the basis of the Excess Costs as of the end of the last full calendar month prior to the date of the Loan Signing (such amount, the "Provisional Share of Excess Costs").

(b)

Within sixty (60) days following the Loan Signing, the Sponsor shall provide a report from its Auditors confirming the Excess Costs as of the Loan Signing, at which time the pro-rata share of Excess Costs shall be recalculated (such amount, the "Audited Share of Excess Costs").

(c)	In the event that the Audited Share of Excess Costs exceeds the Provisional Share of Excess Costs:
(i)

any IFI which has elected either to exercise its right to true-up pursuant to Section 6.4 (True Up Right at Loan Signing) or has elected to exercise its right of first refusal pursuant to Section 6.5 (Right of First Refusal on True Up), as the case may be, shall pay to CMD the relevant difference within fifteen (15) Business Days; and

(ii)

any IFI which has not elected to exercise its right to true-up pursuant to Section 6.4 (True Up Right at Loan Signing) shall make additional transfers to CMD or the other IFI, as the case may be, in accordance with the terms of the Consortium Agreement of the relevant number of Shares determined in accordance with the formula set out in Section 6.4(a)(ii) and a corresponding portion of each of such IFI’s beneficial interest in the Feasibility Study Intellectual Property and the Loan Participations.

(d)	In the event that the Audited Share of Excess Costs are less than the Provisional Share of Excess Costs:
(i)

CMD shall pay to any IFI which has elected either to exercise its right to true-up pursuant to Section 6.4 (True Up Right at Loan Signing) or has elected to exercise its right of first refusal pursuant to Section 6.5 (Right of First Refusal on True Up), as the case may be, the relevant difference within fifteen (15) Business Days; and

PARIS-1/695734/15	- 30 -

(ii)

CMD or any IFI which has elected to exercise its right of first refusal pursuant to Section 6.5 (Right of First Refusal on True Up), as the case may be, shall retransfer to any IFI which has not elected to exercise its right to true-up pursuant to Section 6.4 (True Up Right at Loan Signing) in accordance with the terms of the Consortium Agreement the relevant number of Shares determined in accordance with the formula set out in Section 6.4(a)(ii) and a corresponding portion of each of such Party’s beneficial interest in the Feasibility Study Intellectual Property and the Loan Participations.

6.7	IFI Swap Out Right
(a)	If:
(i)	Loan Signing has not occurred by 27 November 2007; or
(ii)	the terms and conditions of any Industry Partner Acquisition Agreement are not satisfactory to an IFI; or
(iii)	Section 15 (Environmental Undertakings) is not being complied with (and a sixty (60) day cure period has expired following notice thereof from an IFI to the Sponsor;

then, each of the IFIs (such IFI, a "Relinquishing IFI") may issue a written notice (such notice in the case of the events described in sub-clauses (i) and (ii) above to be given within sixty (60) days of the occurrence of such event) to the other Parties (such notice, a "Relinquishment Notice") and subject to Section 6.8 (Right of First Refusal on Swap Out) the Sponsor will acquire the Relinquishing IFI’s Shares, together with such IFI’s beneficial interest in the Feasibility Study Intellectual Property (or in the case of subclause (iii) above, Shareholder Loans if applicable) and the Loan Participations, and all such IFIs rights, interests and obligations under this Agreement in accordance with Section 6.7(b) and the provisions of the Consortium Agreement.

(b)

The price to be paid by the Sponsor for the purchase of the Relinquishing IFI’s Shares, its beneficial interest in the Feasibility Study Intellectual Property (or in the case of subclause (iii) above, Shareholder Loans if applicable) and the Loan Participations and all rights, interests and obligations pursuant to this Agreement shall be the Intraparty Fair Market Value. The Sponsor shall pay such amount to the Relinquishing IFI within thirty (30) days of the determination of the Intraparty Fair Market Value, in the form of (at the Sponsor’s discretion):

(i)	cash; and/or
(ii)	Payment in Sponsor Shares.

PARIS-1/695734/15	- 31 -

6.8	Right of First Refusal on Swap Out
(a)

If a Relinquishing IFI serves a Relinquishment Notice, the other IFI (the "Remaining IFI") shall have a right of first refusal over the acquisition of the Relinquishing IFI’s Shares, its beneficial interest in the Feasibility Study Intellectual Property (or in the case of Section 6.7(a)(iii) above, Shareholder Loans if applicable) and the Loan Participations, and all rights, interests and obligations pursuant to this Agreement.

(b)

The price to be paid by the Remaining IFI for the purchase of the Relinquishing IFI’s Shares, its beneficial interest in the Feasibility Study Intellectual Property (or in the case of Section 6.7(a)(iii) above, Shareholder Loans if applicable) and the Loan Participations and all rights, interests and obligations pursuant to this Agreement shall be the higher of (i) the Relinquishing IFI’s Equity Amount, or (ii) the Intraparty Fair Market Value. The Remaining IFI will have ten (10) Business Days in which to notify the Parties of the Remaining IFI’s intention to seek (or not seek) approval to exercise its rights under this Section 6.8, and a further sixty (60) Business Days to actually exercise its right of first refusal under this Section 6.8 with respect to the Relinquishing IFI in accordance with the terms of the Consortium Agreement.

6.9	Drag Along Right

If, prior to Loan Signing and for the purpose of developing the Project, either (i) the Sponsor transfers part of its shareholding in CMD or (ii) CMD transfers part of its shareholding in the Company (together with a participation in a corresponding portion of each of the KMT Loan, Working Capital Facility and a beneficial ownership interest in the Feasibility Study Intellectual Property) to a third party, each IFI that has not elected to exercise its tag-along right pursuant to Section 11.2 (Tag Along Rights for Transfers by the Sponsors or CMD) shall, if so requested by the Sponsor or CMD, as the case may be, transfer a corresponding proportion of such IFI’s Shares, its beneficial interest in the Feasibility Study Intellectual Property and its Loan Participations on the same terms and conditions to such third party in accordance with the terms of the Consortium Agreement, provided that:

(a)

the provisions of this Section 6.9 shall only apply to IFC to the extent that it does not reduce IFC’s shareholding below 5% of the share capital of the Company and shall only apply to IDC to the extent that it does not reduce IDC’s shareholding below the higher of (1) 7.5% of the share capital of the Company, and (2) 75% of IDC’s shareholding in the Company prior to any such transfer;

(b)	any such partial reduction in the shareholding of an IFI in the share capital of the Company shall not prejudice such IFI’s right to representation on the Board of the Company;
(c)

each of the Sponsor and CMD agrees that if both of the IFIs do not elect to transfer their entire shareholdings in accordance with Section 11.2 (Tag Along Rights for Transfers by the Sponsor or CMD) and the partial transfers of the shareholdings of the IFIs as a result of the exercise by the Sponsor or CMD (as the case may be) of its rights under this

PARIS-1/695734/15	- 32 -

Section 6.9 result in the aggregate shareholdings of the IFIs falling below one sixth of the total share capital of the Company, CMD shall, and the Sponsor shall, at the request of the IFIs, cause CMD to vote at the direction of the IFIs such portion of the Shares controlled by CMD as is necessary to allow the IFIs to determine how one sixth (plus one share) of the total share capital of the Company is voted (the "Minority Right");

(d)

each of the Sponsor and CMD agrees that the Minority Right will be assignable by each of the IFIs in conjunction with a sale of such IFI’s Shares, its beneficial interest in the Feasibility Study Intellectual Property and its Loan Participations, provided that the Minority Right are assigned by such IFI in their entirety;

(e)

the obligation under this Section 6.9 of each of the IFIs to transfer the relevant portion of such IFI’s Shares, the beneficial interest in the Feasibility Study Intellectual Property and the Loan Participations to the relevant third party shall be conditional on the transfer being at the Third Party Fair Market Value; and

(f)

the sale by either (i) the Sponsor of part of its shareholding in CMD or (ii) CMD of part of its Shares (together with a corresponding portion of each of the KMT Loan, Working Capital Facility and a beneficial ownership interest in the Feasibility Study Intellectual Property) to such third party is for the purpose of including an Industry Partner necessary for the purpose of developing the Project and is not for the purpose of (i) exiting the Project, or (ii) satisfying any of the conditions precedent to achieving Financial Close that relate solely to the funding of the required Shareholder Contributions.

6.10	IFI Put Option

In the event that Loan Signing and issuance of Project Development Shareholder Contributions does not occur by January 1, 2007, and:

(a)	the IFIs have jointly requested that an Industry Partner be brought into the Project and CMD does not wish to bring in an Industry Partner; or
(b)

the IFIs have jointly requested that an Industry Partner be brought into the Project and an Industry Partner has been identified and has made an offer for the purchase of Shares (together with a corresponding portion of each of the KMT Loan, the Working Capital Facility and a beneficial ownership interest in the Feasibility Study Intellectual Property) and one or both of the IFIs has advised CMD that such IFI wishes to accept such offer but CMD does not wish to accept such offer; then each of the IFIs shall independently have the right to require the Sponsor to acquire such IFI’s Shares, its beneficial interest in the Feasibility Study Intellectual Property and its Loan Participations at, in the case described in clause (a) above, the Intraparty Fair Market Value (provided that for these purposes the determination of the Intraparty Fair Market Value shall not take into consideration the right of Gécamines to reacquire the Exploitation Permit pursuant to the Contract of Association in the event that Financial Close does not occur by November 27, 2007) or, in the case described in clause (b) above, the price which has been offered by the proposed

PARIS-1/695734/15	- 33 -

Industry Partner, such acquisition to be done in accordance with the terms of the Consortium Agreement.

6.11	Excess Cash

In the event that the Project-related Expenditures to reach Loan Signing were less than the amount projected in the Budget, the difference between such Project-related Expenditures to reach Loan Signing and the amount projected in the Budget will be applied on a basis pro-rata to the ownership of the Shares following the purchase in accordance with Section 3.1 (Purchase of Shares) towards the funding of the Project Development Shareholder Contributions.

7.	SUSPENSION OF UTILIZATION OF IFI CONTRIBUTED FUNDS
7.1	Funding Utilisation Suspension Events

Subject to Section 7.2 (Optional Funding), CMD shall not without the prior consent of each of the IFIs, acting reasonably, either (i) utilise the Additional Pro Rata Payments for the payment of any Project-related Expenditures to reach Loan Signing, or (ii) make any demand for any Additional Funding Obligation in accordance with Section 6.2 (Additional Funding Obligation Statement), following the occurrence of, and during the continuation of, any of the following events (any such event, a "Funding Utilisation Suspension Event"):

(a)

a major contract necessary for achieving Financial Close, or any replacement of such contract or any services which were to be provided pursuant to such contract, is suspended or cancelled, without the prior consent of the IFIs, acting reasonably; provided that the provisions of this Section 7.1 shall not prevent CMD from using Additional Pro Rata Payments during the continuance of the events contemplated by this Section 7.1(a) without the prior consent of the IFIs for Emergency Expenditures;

(b)

either of the IFIs give notice to CMD that they wish to declare Force Majeure under the Contract of Association, and CMD does not wish to declare such Force Majeure; provided that the provisions of this Section 7.1 shall not prevent CMD from using Additional Pro Rata Payments during the continuance of the events contemplated by this Section 7.1(b) without the prior consent of the IFIs for Emergency Expenditures;

(c)

a Force Majeure under the Contract of Association has been declared; provided that the provisions of this Section 7.1 shall not prevent CMD from using Additional Pro Rata Payments during the continuance of such Force Majeure without the prior consent of the IFIs for Emergency Expenditures or in order to meet expenditures necessary to mitigate the impact of the Force Majeure event, continue essential communications with the DRC authorities, maintain whatever presence within the DRC as is appropriate in order to monitor the Force Majeure event as it unfolds and keep other prospective Project participants (offtakers, lenders, insurers, etc.,) apprised of the situation;

(d)	an event which has had a Material Adverse Effect as contemplated by paragraph (i) of the definition thereof or paragraph (ii) of the definition thereof in respect of the Company;

PARIS-1/695734/15	- 34 -

provided that the provisions of this Section 7.1 shall not prevent CMD from using Additional Pro Rata Payments during the continuance of such event which has had a Material Adverse Effect without the prior consent of the IFIs for Emergency Expenditures or in order to meet expenditures necessary to mitigate the impact of the Material Adverse Effect, continue essential communications with the DRC authorities, maintain whatever presence within the DRC as is appropriate in order to monitor the event which has had a Material Adverse Effect as it unfolds and keep other prospective Project participants (offtakers, lenders, insurers, etc.,) apprised of the situation; or

(e)

any breach of contract by CMD or the Sponsor of their respective obligations under this Agreement or the Consortium Agreement, as the case may be; provided that the provisions of this Section 7.1 shall not prevent CMD from using Additional Pro Rata Payments during the continuance such breach of contract without the prior consent of the IFIs for Emergency Expenditures, unless such Emergency Expenditures arose as a result of such breach of contract.

7.2	Optional Funding
(a)

Following and during the continuance of any of the events described in Section 7.1(a) above, in the event that one of the IFIs does not give its consent to the replacement of such contract or services, CMD and (as applicable) the other C-Shareholder shall have the right to proceed with the execution and the implementation of the replacement of such contract or services at CMD’s and (as applicable) the other C-Shareholder’s own cost and expense, with such costs and expenses being treated, subject to Section 7.3 (Equalisation) in the same manner as Excess Costs.

(b)

Following and during the continuance of any of the events described in Section 7.1(b) above, CMD and (as applicable) the other C-Shareholder shall have the right to continue to implement the Project in accordance with the Budget at CMD’s and (as applicable) the other C-Shareholder’s own cost and expense, with such costs and expenses being treated, subject to Section 7.3 (Equalisation), in the same manner as Excess Costs.

(c)

Following and during the continuance of any of the events described in Section 7.1(c) or Section 7.1(d) above, in the event that one of the IFIs does not give its consent to the action to be taken during the continuance of such Force Majeure or event having a Material Adverse Effect, CMD and (as applicable) the other C-Shareholder shall have the right to take such actions as CMD and (as applicable) the other C-Shareholder believes are appropriate at CMD’s and (as applicable) the other C-Shareholder’s own cost and expense, with such costs and expenses being treated, subject to Section 7.3 (Equalisation), in the same manner as Excess Costs.

(d)

Following and during the continuance of any event described in Section 7.1(e) above that results from a failure of CMD to have taken any action that was intended to be undertaken by CMD and was provided for in the Budget, CMD shall have the right to expend such amounts as may be necessary in order to cure such breach of contract, with any such costs

PARIS-1/695734/15	- 35 -

being treated as Project-related Expenditures to reach Loan Signing, but only to the extent that such costs were in no greater amount than would have been incurred had CMD not failed to take the relevant action. Following and during the continuance of any event described in Section 7.1(e) that results from any act or omission other than as described in this sub-clause (d) above, CMD shall have the right to expend such amounts as may be necessary in order to cure such breach of contract, with any such costs being treated, subject to Section 7.3 (Equalisation), in the same manner as Excess Costs but only to the extent that such costs were in no greater amount than would have been incurred had CMD not taken or omitted to take such action.

(e)

In the event that any Funding Utilisation Suspension Event occurs, CMD shall promptly determine the aggregate amount of Project-related Expenditures to reach Loan Signing which have been incurred as of the occurrence of such Funding Utilisation Suspension Event and shall determine the remaining amount of each of the IFI’s Additional Pro Rata Payment which has not yet been expended on Project-related Expenditures to reach Loan Signing and shall notify each of the IFIs of such amounts.

7.3	Equalisation
(a)

In the event that there are costs that arise pursuant to Section 7.2 (Optional Funding) that were originally provided for in the Budget, then each of the IFIs shall have the option following the termination of the event which gave rise to such costs as to whether or not to treat such costs as having been incurred as Project-related Expenditures to reach Loan Signing incurred in accordance with the Budget (rather than as Excess Costs) for the purposes of the provisions of Section 6 (Project Costs to Reach Loan Signing After the Calculation Date). Each of the IFIs (as applicable) shall, within thirty (30) days of receipt of notice from CMD that the event that gave rise to such costs has terminated, shall notify CMD as to how such IFI wishes to treat such costs, provided that if such IFI fails to so notify CMD, such IFI shall be deemed to have chosen to treat such costs as having been incurred as Project-related Expenditures to reach Loan Signing incurred in accordance with the Budget. In the event that an IFI notifies CMD that such IFI has chosen to treat such costs as Excess Costs, then the provisions of Section 7.3(b) shall apply.

(b)

In the event that the provisions of Section 7.3(a) apply and the relevant IFI chooses to treat the relevant costs as Excess Costs, then such IFI’s share of the budgeted amount of such costs shall be paid by CMD (together with the other IFI, in the event of an exercise by such IFI of its rights under Section 6.5 (Rights of First Refusal on True Up)) to the relevant IFI and the relevant IFI shall be diluted rateably in accordance with the provisions of Section 6.4 (True Up Right at Loan Signing) and Section 6.5 (Right of First Refusal on True Up) provided, for the avoidance of doubt, that for the purposes of calculation of the applicable IFI C-Shares Participation Percentage under Section 6.4 the amount of such costs that the relevant IFI elected not to contribute shall not be included in the amount determined under sub-clause (1) but shall be included in the amount determined under sub-clause (2).

PARIS-1/695734/15	- 36 -

8.	PROJECT DEVELOPMENT SHAREHOLDER CONTRIBUTIONS
8.1	Election to Contribute Project Development Shareholder Contributions

Not less than thirty (30) days prior to the anticipated date of Loan Signing, each of the IFIs shall elect whether or not to participate in the funding of the Project Development Shareholder Contributions pro rata to its holding of the Shares.

8.2	Sponsor Buy Out Right
(a)	If an IFI neither:
(i)

offers Senior Loans for the financing of the development of the Project on reasonable commercial terms (it being understood that such commercial terms would not be required to be any better terms than such IFI would typically extend to a similar project) and in an amount such that the proportion of total Senior Loans provided by such IFI is equal to no less than one and one half times such IFI’s C-Shares Participation Percentage, provided, however, that such IFI’s Total Cumulative Investment shall not exceed the relevant IFI Investment Limit;

nor

(ii)

provides several Loan Guarantee(s) until Project Completion of such IFI’s C-Shareholder Participation Percentage share of the maximum contingent liability under any Loan Guarantee(s), provided, however, that such IFI’s liability under such Loan Guarantee(s) shall not cause such IFI’s Total Cumulative Investment to exceed the relevant IFI Investment Limit, or (in the case of IFC) the Total Cumulative Equity Investment to exceed the IFC Equity Investment Limit;

and

(iii)	the continued presence of such IFI as a Shareholder is impeding the completion of financing of the Project, as:
(1)	evidenced by a third party having negotiated with the Company an agreed term sheet in respect of a commitment:
(A)	to lend Senior Loans in similar aggregate or larger amounts as contemplated under clause (i) above if, and only if, such third party is able to acquire Shares in the Company; or
(B)	to provide Loan Guarantee(s) in similar aggregate or larger amounts as contemplated under clause (ii) above if, and only if, such third party is able to acquire Shares in the Company;

and

(2)	confirmed (but only if so requested by an IFI which disputes the applicability of this clause (iii)) within thirty (30) days of request therefor by an
PARIS-1/695734/15	- 37 -

independent expert (which shall be a reputable investment bank with mining expertise) appointed for this purpose by agreement between the Parties and, failing agreement, to be appointed by the LCIA;

then, subject to the remainder of this Section 8.2, the Sponsor may purchase all or a portion of such IFI’s Shares, its beneficial interest in the Feasibility Study Intellectual Property and its Loan Participations for a price equal to the Intraparty Fair Market Value in accordance with the terms of the Consortium Agreement.

(b)

The portion of the IFI’s Shares, its beneficial interest in the Feasibility Study Intellectual Property and its Loan Participations that the Sponsor may purchase at the Intraparty Fair Market Value shall be limited to that portion of such IFI’s Shares, its beneficial interest in the Feasibility Study Intellectual Property and its Loan Participations that is required to be obtained by the relevant third party in order to induce such third party to provide not less than the same quantum of Senior Loans and/or Loan Guarantee(s) on commercial terms equal to, or better than, the relevant IFI elected not to provide.

(c)

If as a result of the Sponsor exercising its right under Section 8.2(a) the relevant IFI’s shareholding in the Company falls below 2.5% of the total share capital of the Company, then such IFI may elect to sell its remaining Shares, beneficial interest in the Feasibility Study Intellectual Property and Loan Participations to the Sponsor, and the Sponsor shall purchase such remaining Shares, beneficial interest in the Feasibility Study Intellectual Property and Loan Participation from such IFI, for a price equal to the Intraparty Fair Market Value in accordance with the terms of the Consortium Agreement, provided that the relevant IFI may elect to receive (in whole or in part) Payment in Sponsor Shares rather than cash, such election to be made within five (5) Business Days following determination of the Intraparty Fair Market Value.

(d)

For the purposes of this Section 8.2, the Intraparty Fair Market Value shall be determined based on the assumption that the Project will be financed and an affirmative development decision will be taken.

(e)

In the event that the Sponsor does not sell the Shares, the beneficial interest in the Feasibility Study Intellectual Property and the Loan Participations acquired pursuant to this Section 8.2 to the relevant third party within thirty (30) Business Days or such third party does not provide Senior Loans and/or Loan Guarantee(s) on or before Financial Close on commercial terms equal to, or better than, the relevant IFI elected not to provide, then the relevant IFI will have the right to repurchase such Shares, beneficial interest in the Feasibility Study Intellectual Property and Loan Participations at the same price paid to such IFI or, as the case may be, by reselling to the Sponsor (or any Person designated by the Sponsor) the Sponsor Shares received by such IFI as a Payment in Sponsor Shares at the original price at which such shares were purchased (or by paying to the Sponsor in cash the amount value of such Sponsor Shares at the original price at which such Sponsor Shares were acquired, if such IFI no longer holds such Sponsor Shares). Each of the IFIs will have fifteen (15) Business Days in which to notify CMD of such IFIs intention to

PARIS-1/695734/15	- 38 -

repurchase such Shares, beneficial interest in the Feasibility Study Intellectual Property and Loan Participations and a further thirty (30) Business Days to effect such repurchase in accordance with the terms of this Section 8.2(e).

8.3	Funding Obligations and Completion Support
(a)

Notwithstanding any other provision in the Contract of Association (but without limitation to the obligation of each of the IFIs to make payment in respect of the Additional Funding Obligation, if relevant, in accordance with the terms of this Agreement):

(i)

each of the Sponsor and CMD acknowledges and agrees that neither of the IFIs shall have an obligation (a) to lend or advance any amount to the Company (including, in the case of the IFIs, to provide Senior Loans), (b) otherwise to finance the Company or the Project (including by means of participating in the funding of any Shareholder Contributions), or (c) to secure or guarantee in any way the payment or performance of any indebtedness of the Company (including by way of any Loan Guarantee(s)), in each case with respect to the development of the Project and to reach Financial Close unless and until such time as such IFI has agreed in writing to do so;

(ii)

any party providing Loan Guarantee(s) or other forms of sponsor support (including both the Shareholders and any third party providing such Loan Guarantee(s)) shall be entitled to charge the Company a fee for providing such Loan Guarantee(s) or other forms of sponsor loan support calculated quarterly as a percentage of the average quantum of Senior Loans guaranteed or supported by such Party (or third party on behalf of, and at the request of, any Party) during such quarter; and

(iii)

the amount of the percentage fee to be received by each Party (and/or such third party) for providing such Loan Guarantee(s) or other forms of sponsor loan support (which shall not necessarily be equal in all cases, but that shall not in any case exceed 3.0% per annum) shall be agreed between the Parties (based on precedent in circumstances where loan guarantees have not been provided proportionately by all project shareholders) prior to 31 January 2006, or, failing such agreement shall be determined by an independent expert by considering, inter alia, market practice, shareholder structure, and potential requirements of the Financing Parties.

(b)

The Parties agree that they will work together in good faith to persuade Gécamines and the GDRC of the reasonableness of a fee being chargeable if Loan Guarantee(s) are not provided proportionately by all Shareholders.

PARIS-1/695734/15	- 39 -

9.	FINANCIAL CLOSE
9.1	Issuance of Additional Shares and Contribution of the Feasibility Study
(a)

In accordance with Article 6.3 of the Contract of Association, at Financial Close the number of Shares held by the C-Shareholders shall be increased to a total of 8,250,000 Shares of par value US$1 each, such additional Shares (the "Financial Close Shares") being allocated to the C-Shareholders pro rata to their shareholding in the Company immediately prior to Financial Close. The C-Shareholders shall subscribe for the Financial Close Shares in accordance with this Section 9.1 and Article 6.6 of the Contract of Association.

(b)

In accordance with Article 6.6 of the Contract of Association, in exchange for the issue of the Financial Close Shares, the C-Shareholders shall jointly contribute the Feasibility Study (including all rights in respect of the Feasibility Study Intellectual Property) to the Company at a value equal to the Eligible Costs, as shown by the audited books of accounts of CMD, and to the extent that the value of the Feasibility Study exceeds the subscription price for the Financial Close Shares, such excess value shall be deemed to be a Shareholder Loan from the Financially Contributing Parties to the Company (such Shareholder Loans, the "Financial Close Shareholder Loans").

(c)

Each of the Parties agrees that, as among the C-Shareholders, the Financial Close Shares and the Financial Close Shareholder Loans shall be allocated to the C-Shareholders pro-rata to their respective ownership interests of the Shares immediately prior to Financial Close. In the event that the provisions of the Contract of Association result in an allocation among the C-Shareholders of the Financial Close Shares and/or the Financial Close Shareholder Loans that is other than pro-rata to their respective ownership interests of the Shares immediately prior to Financial Close, the C-Shareholders shall promptly transfer to one another (for nominal consideration) the necessary amount of Financial Close Shares and/or Financial Close Shareholder Loans so as to result in ownership by each of the C-Shareholders of the Financial Close Shares and Financial Close Shareholder Loans pro rata to their respective ownership interests of the Shares immediately prior to Financial Close.

9.2	Issuance of Additional A-Shares
(a)

In accordance with Article 6.4 of the Contract of Association, at Financial Close the number of A-Shares held by Gécamines shall be increased to a total of 1,250,000 A-Shares of par value US$1 each, such additional A-Shares being allocated to, and subscribed for by, Gécamines. The cost of such additional A-Shares shall be paid by capitalizing certain research and development costs actually paid by Gécamines, with any remaining balance being provided by the Financially Contributing Parties to Gécamines in the form of a loan in accordance with Articles 7.3 and 7.4 of the Contract of Association.

PARIS-1/695734/15	- 40 -

(b)

Each of the Parties agrees that in the event that the development costs actually paid by Gécamines are not sufficient to pay for the entire subscription by Gécamines o the additional A-Shares and it is necessary for Gécamines to be granted a loan in accordance with Articles 7.3 and 7.4 of the Contract of Association, as among the C-Shareholders, the cost associated with such loan shall be allocated to the C-Shareholders pro-rata to their respective ownership interests of the Shares. In the event that the provisions of the Contract of Association result in an allocation among the C-Shareholders of such loan other than pro-rata to their respective ownership interests of the Shares, the C-Shareholders shall indemnify each other as appropriate so as to result in such costs being incurred by the C-Shareholders pro rata to their respective ownership interests of the Shares.

9.3	Issuance of Additional B-Shares

In accordance with Article 6.5 of the Contract of Association, at Financial Close the number of B-Shares held by the GDRC shall be increased to a total of 500,000 B-Shares of par value US$1 each, such additional B-Shares being allocated to, and subscribed for by, the GDRC, but paid for by the Financially Contributing Parties. Each of the Parties agrees that, as among the C-Shareholders, the cost associated with such additional B-Shares shall be allocated to the C-Shareholders pro-rata to their respective ownership interests of the Shares. In the event that the provisions of the Contract of Association result in an allocation among the C-Shareholders of such cost other than pro-rata to their respective ownership interests of the Shares, the C-Shareholders shall indemnify each other as appropriate so as to result in such costs being incurred by the C-Shareholders pro rata to their respective ownership interests of the Shares.

9.4	Determinations

Each of the Parties agrees that within sixty (60) days following the Financial Close, the Parties shall jointly determine those amounts that, pursuant to the terms of this Agreement, are to be calculated by reference to a formula that are capable of being calculated at that time.

10.	ISSUANCE OF ADDITIONAL SHAREHOLDER CONTRIBUTIONS
10.1	Participation Rights

Each of the Parties agrees that the Company shall not permit any Shareholder Contributions unless each of the Parties shall have been provided (i) at least sixty (60) days notice thereof, and (ii) the right to subscribe or otherwise participate, as the case may be, in such Shareholder Contributions with the other Parties pro rata to the shareholding of the relevant Party in comparison to all of the shareholdings of the Parties, provided that the Company may enter into a Shareholder Loan on less than sixty (60) days prior notice in the event that:

(i)	the need for such Shareholder Loan has arisen as a result of exceptional circumstances, as determined by the Managing Director;

PARIS-1/695734/15	- 41 -

(ii)	the amount of such Shareholder Loan is the minimum necessary to address such exceptional circumstances;
(iii)	the Controlling Shareholder shall have acted reasonably and in the interest of all of the C-Shareholders;
(iv)	the Controlling Shareholder shall have used all reasonable efforts to place the exceptional circumstances before the other Shareholder Parties and if practicable, the Steering Committee; and
(v)

each of the C-Shareholders that do not participate pro rata in such Shareholder Loan at the time that it is entered into shall have the opportunity for a period of up to sixty (60) days from the time of being informed of the intention to enter into such Shareholder Loan to retrospectively participate pro rata in the entering into of such Shareholder Loan.

10.2	Limitations on Shareholder Contributions
(a)	Without limitation to the generality of Section 10.1 (Participation Rights), each of the Shareholders shall exercise its rights as a Shareholder to procure that:
(i)

prior to the date on which the C-Shareholders transfer the Feasibility Study to the Company in accordance with Section 9.1(b), the Company shall only permit Shareholder Contributions as contemplated in the Article 6 (Clôture du Financement) Contract of Association, or as the Parties may otherwise agree in writing; and

(ii)	after the date on which the C-Shareholders transfer the Feasibility Study to the Company in accordance with Section 9.1(b), the Company shall only permit Shareholder Contributions:
(1)	where the ratio of Shareholder Loans proposed to be advanced to Shares proposed to be subscribed is greater than or equal to the Historic Subordinated Contribution Ratio;
(2)	in the case of a grant of Shareholder Loans, at par; and
(3)	in the case of the issue of Shares, at a price above the Aggregate Historical Cost,

provided that a Shareholder Loan may be granted and/or Shares may be issued otherwise than in accordance with the foregoing if such grant and/or issuance is fair and reasonable in light of the Project’s then capital requirements and the funding options demonstrably open to the Company in the market, provided further that, if either of the IFIs considers that any proposed grant and/or issuance fails to meet this standard, such IFI may refer the matter at the Company’s expense to an independent expert (which shall be a reputable financial institution with mining expertise and without any conflicts of interest) for a fairness opinion to determine whether the

PARIS-1/695734/15	- 42 -

proposed ratio of Shareholder Loans to Shares, the price of such Shares and/or the terms of such Shareholder Loans proposed for such Shareholder Contributions are fair and reasonable in light of the Project’s then capital requirements and the funding options then demonstrably open to the Company in the market.

(b)

In the event that one of the IFIs requests reference to an independent expert pursuant to Section 10.2(a)(ii) and the independent expert finds in favour of such IFI, then the Company will not proceed with the Shareholder Contributions on the original proposed terms and will instead propose alternative market based terms for such Shareholder Contributions. The provisions of Section 10.2(a)(ii) shall apply to any such proposed alternative terms.

(c)

Notwithstanding the provisions of this Section 10.2, each of the Parties acknowledges and agrees that all issues of Shares and grants of Shareholder Loans must be done in compliance with applicable law in the DRC. Each of the Parties further agrees that, in the event that the provisions of this Section 10.2 in respect of the making of Shareholder Contributions are not consistent with applicable law in the DRC, the Parties shall consult so as to agree on what actions to take with respect thereto to seek to have the GDRC amend or provide valid exemptions to such applicable law.

10.3	IFI Institutional Restrictions
(a)

In the event that an IFI elects not to exercise its participation rights under Section 10.1 (Participation Rights of the IFIs) in respect of any Shareholder Contributions for institutional reasons, but not for commercial reasons or reasons that are specific to the Project, such IFI will have the right (but not the obligation) to convert its Equity Interest into Sponsor Shares at a price determined in the same manner as a Payment in Sponsor Shares (with the determination of the Intraparty Fair Market Value having particular regard to the share price of the Sponsor and the ratio of exchange between the Equity Interest and the Sponsor Shares being determined prior to the proposed Shareholder Contributions), provided that such IFI must provide to the Sponsor, CMD and the other IFI written notice of the exercise of its right to convert under this Section 10.3 within sixty (60) days of the occurrence of such election.

(b)

In the event that an IFI elects to exchange its Equity Interest for Sponsor Shares in accordance with Section 10.3(a), unless the Sponsor shall otherwise agree, the IFIs shall not sell or otherwise dispose of the Sponsor Shares acquired pursuant to Section 10.3(a) for a period of twelve (12) months after the later of (i) the date on which the relevant IFI(s) acquires such Sponsor Shares, and (ii) the date, following the acquisition of the Sponsor Shares by the relevant IFI(s), on which the Sponsor completes its first public equity issuance, provided that such equity issuance is completed during the twelve (12) month period immediately following the acquisition by the relevant IFI(s) of the Sponsor Shares in accordance with Section 10.3(a), and the proceeds of such public equity issuance are to be applied primarily to the development of the Project. Following the expiration of the twelve (12) month period noted above, the relevant IFI(s) shall use its

PARIS-1/695734/15	- 43 -

best efforts to sell its Sponsor Shares in a manner which will not result in atypical movements in the trading price of the Sponsor Shares in comparison with the then applicable price volatility of the Sponsor Shares.

(c)

With respect to any exercise by IDC of its rights under this Section 10.3 and in view of the difficulty that IDC may have in holding securities in an offshore entity, the Sponsor shall at the request of IDC exercise commercially reasonable efforts to arrange for the monetization of the Sponsor Shares that would otherwise have been issued to IDC hereunder on commercially reasonable terms, whether by way of an acquisition of the Equity Interest by the Sponsor, a bought deal or similar transaction or otherwise.

11.	GENERAL TRANSFER PROVISIONS
11.1	Swap Up Right on Dilution
(a)

In the event that at any time an IFI’s shareholding in the Company falls below 2.5% of the total share capital of the Company, then such IFI will have the right, but not the obligation, to convert its Equity Interest into Sponsor Shares at a price determined in the same manner as a Payment in Sponsor Shares, provided that such IFI shall provide to the Sponsor, CMD and the other IFI written notice of the exercise of its right to convert under this Section 11.1 within sixty (60) days of such IFI’s shareholding in the Company falling below 2.5% of the total share capital of the Company.

(b)

In the event that an IFI elects to exchange its Equity Interest for Sponsor Shares in accordance with Section 11.1(a), unless the Sponsor shall otherwise agree, the IFIs shall not sell or otherwise dispose of the Sponsor Shares acquired pursuant to Section 11.1(a) for a period of twelve (12) months after the later of (i) the date on which the relevant IFI(s) acquires such Sponsor Shares, and (ii) the date, following the acquisition of the Sponsor Shares by the relevant IFI(s), on which the Sponsor completes its first public equity issuance, provided that such equity issuance is completed during the twelve (12) month period immediately following the acquisition by the relevant IFI(s) of the Sponsor Shares in accordance with Section 11.1(a), and the proceeds of such public equity issuance are to be applied primarily to the development of the Project. Following the expiration of the twelve (12) month period noted above, the relevant IFI(s) shall use their best efforts to sell their Sponsor Shares in a manner which will not result in atypical movements in the trading price of the Sponsor Shares in comparison with the then applicable price volatility of the Sponsor Shares.

(c)

With respect to any exercise by IDC of its rights under this Section 11.1 and in view of the difficulty that IDC may have in holding securities in an offshore entity, the Sponsor shall at the request of IDC exercise commercially reasonable efforts to arrange for the monetization of the Sponsor Shares that would otherwise have been issued to IDC hereunder on commercially reasonable terms, whether by way of an acquisition of the Equity Interest by the Sponsor, a bought deal or similar transaction or otherwise.

PARIS-1/695734/15	- 44 -

11.2	Tag Along Rights for Transfers by the Sponsor or CMD
(a)

Each of the Sponsor and CMD (the "Transferring Party") agrees that it shall not sell or otherwise transfer all or any part of its shares in CMD or Shares, as the case may be, or sell any existing Affiliate Shares or issue any new Affiliate Shares to an Industry Partner, as the case may be (collectively, the "Transfer Shares"), unless the Transferring Party has fulfilled the following conditions precedent:

(i)	in the event that the Transferring Party intends to transfer Shares, the Transferring Party shall also transfer a participation in a corresponding part of the rest of its Equity Interest;
(ii)

the Transferring Party has provided sixty (60) days prior written notice (such notice, a "Tag-Along Notice") to each of the IFIs, specifying the number of Transfer Shares proposed to be sold (and the corresponding part of the rest of the Equity Interest, if applicable), all terms and conditions of the sale and the identity of the proposed acquiring party (the "Acquiring Party"); and

(iii)

no later than thirty (30) days prior to the proposed sale date specified in the Tag-Along Notice, the Acquiring Party has offered to purchase on such proposed sale date the same proportion of each IFI’s Equity Interest, as follows:

(1)	with respect to any Shares (and the corresponding part of the rest of the Equity Interest), at the same price and on the same terms and conditions as those of the Transferring Party;
(2)

with respect to any Affiliate Shares, on mutually acceptable terms and conditions that would provide to the IFIs a similar total economic return as the Transferring Party, in proportion to such IFI’s Equity Interest;

(b)

The IFIs will also have the right (but not the obligation) to dispose of the relevant proportion of their Equity Interest to the Acquiring Party on the terms and condition set out in Section 11.2(a)(iii).

(c)

In the event that the election by an IFI to exercise its rights under this Section 11.2 would result in a proportional sale by an IFI of Shares such that such IFI’s shareholding in the Company would drop below 5%, the purchase offer shall be for all of such IFI’s Equity Interest on the same terms and conditions.

11.3	Preemptive Rights for Transfers by IDC

IDC shall not be entitled to dispose of any of its Shares, its beneficial interest in the Feasibility Study Intellectual Property (or Shareholder Loans as applicable) and its Loan Participations unless the relevant portion of such Shares, beneficial interest in the Feasibility Study Intellectual Property (or Shareholder Loans as applicable) and Loan Participations (collectively, the "Subject Interest") have first been offered in writing (the "Offer") to CMD. The Offer shall stipulate a cash price for the Subject Interest and shall be open for acceptance by CMD for a period of thirty (30) days

PARIS-1/695734/15	- 45 -

following the date of receipt of the Offer by CMD. If the Offer is rejected, or not accepted within such thirty (30) day period, then IDC shall be entitled for a period of ninety (90) days following expiry of such thirty (30) day period (or if earlier, receipt by IDC of notice of such rejection) to dispose of the Subject Interest referred to in the Offer to a bona fide third party, at a price not less than the price contained in the Offer and on conditions which are not more favorable to such third party than those contained in the Offer. In the event that the disposition of the Subject Interest does not take place within the said period of ninety (90) days, any subsequent disposal by IDC of any of its Shares, its beneficial interest in the Feasibility Study Intellectual Property (or Shareholder Loans as applicable) and its Loan Participations shall be effected in accordance with the terms of this Agreement as if the Offer had not been made.

11.4	Change of Control

Upon the occurrence of a Change of Control, each of the IFIs shall have the right (but not the obligation), to convert its Equity Interest into Sponsor Shares at a price of exchange determined in the same manner as a Payment in Sponsor Shares in accordance with the terms of the Consortium Agreement.

11.5	Swap-Up and Tag Along Rights in respect of Environmental Undertakings
(a)

If Section 15 (Environmental Undertakings) is not being complied with and a sixty (60) day cure period has expired following notice thereof from an IFI to the other C-Shareholders, then each of the IFIs (such IFI, a "Relinquishing IFI") may issue a written notice to the Sponsor, CMD and the other IFI (such notice, a "Relinquishment Notice") and, subject to Section 11.5(b) below, the Sponsor will acquire the Relinquishing IFI’s Equity Interest. The price to be paid by the Sponsor for the purchase of the Relinquishing IFI’s Equity Interest shall be the Intraparty Fair Market Value; provided that (i) in the event that CMD was the Controlling Shareholder at the time of such non-compliance, the Intraparty Fair Market Value shall be determined without taking into consideration any consequence of such non-compliance, and (ii) in the event that CMD was not the Controlling Shareholder at the time of such non-compliance, the Intraparty Fair Market Value shall be determined taking into consideration any consequence of such non-compliance. The Sponsor shall pay the relevant Intraparty Fair Market Value to the Relinquishing IFI within thirty (30) days of the determination thereof, in the form of (at the Sponsor’s discretion) cash and/or Payment in Sponsor Shares.

(b)

If a Relinquishing IFI serves a Relinquishment Notice, the other IFI (the "Remaining IFI") shall have a right of first refusal over the acquisition of the Relinquishing IFI’s Equity Interest. The price to be paid by the Remaining IFI for the purchase of the Relinquishing IFI’s Equity Interest shall be the higher of (i) the Relinquishing IFI’s Equity Amount, or (ii) the Intraparty Fair Market Value. The Remaining IFI will have ten (10) Business Days in which to notify the Sponsor, CMD and the Relinquishing IFI of the Remaining IFI’s intention to seek (or not seek) approval to exercise its rights under this Section 11.5(b), and a further sixty (60) Business Days to actually exercise its right of

PARIS-1/695734/15	- 46 -

first refusal under this Section 11.5(b) with respect to the Relinquishing IFI’s Equity Interest.

(c)

Without limitation to the provisions of Section 11.2 (Tag-Along Rights for Transfers by the Sponsor or CMD), in the event that the Sponsor or CMD (the "Transferring Party") agrees to sell or otherwise transfer all of its shares in CMD or Shares (as the case may be), with the result that the Sponsor will no longer own any shares in CMD or CMD will no longer own any Shares (as the case may be), the Transferring Party shall seek to have the acquiring party (the "Acquiring Party") agree at the time of its accession to this agreement as a Shareholder Party to also assume the undertakings of Transferring Party under Sections 11.5(a) and 11.5(b). In the event that the Transferring Party is not successful in procuring that the Acquiring Party agrees to assume the obligations of such Transferring Party under Sections 11.5(a) and 11.5(b), the Transferring Party shall promptly so notify each of the IFIs and the Transferring Party shall not sell or otherwise transfer its shares in CMD or Shares (as the case may be) unless, no later than thirty (30) days prior to the proposed date of the transfer, the Acquiring Party has offered to purchase on such proposed date all of the Equity Interest of each of the IFI’s at the same price and on the same terms and conditions as those offered to the Transferring Party; provided that (1) notwithstanding the terms and conditions that have been agreed by the Transferring Party and the Acquiring Party, payment shall be made to such IFI in Dollars, and (2) in the event that the transaction includes non-monetary benefits for the Transferring Party that, in the reasonable opinion of such IFI, have resulted in the Transferring Party accepting a lower price than would have been paid by the Acquiring Party had the purchase price been paid only in cash, the price to be offered by the Acquiring Party for the Equity Interest of such IFI shall be the equivalent cash price being offered by the Acquiring Party to the Transferring Party, taking into consideration such non-monetary benefits. For the purposes of the foregoing:

(i)

the existence or non-existence, and value, of such non-monetary benefits shall be determined by a qualified independent appraiser (which shall be a reputable financial institution with mining expertise and without any conflict of interest) selected by agreement between the relevant parties or, failing agreement, selected by The Society of Mining, Metallurgy, and Exploration, Inc. or the Institute of Materials, Minerals and Mining, or any successors thereof; and

(ii)

any increase to the price to be paid to such IFI may, at the sole option of the Transferring Party, instead be paid directly to such IFI by such Transferring Party in cash and in Dollars, concurrently with the closing of the transfer.

11.6	Tag Along Rights in respect of Industry Partner

Without prejudice to any other rights or obligations of the Sponsor, CMD and the IFIs under this Agreement or Consortium Agreement, in the event that a transaction contemplated by Section 11.2 (Tag Along Rights for Transfers by the Sponsor or CMD):

PARIS-1/695734/15	- 47 -

(a)	is prior to Project Completion;
(b)	involves an Industry Partner Acquisition Agreement, the terms and conditions of which are not satisfactory to an IFI; and
(c)

will result in the Acquiring Party (as defined in Section 11.2 (Tag Along Rights for Transfers by the Sponsor or CMD)) acquiring a direct or indirect interest in fifteen percent (15%) or more of the share capital of the Company on a cumulative basis whether as a result of a single transaction or a series of transactions;

then the Transferring Party (as defined in Section 11.2 (Tag Along Rights for Transfers by the Sponsor or CMD)) shall not sell or otherwise transfer its shares in CMD or Shares (as the case may be) unless, no later than thirty (30) days prior to the proposed date of the transfer, the Acquiring Party has offered to purchase on such proposed date all of the Equity Interest of such IFI at the same price and on the same terms and conditions as those offered to the Transferring Party, provided that (1) notwithstanding the terms and conditions that have been agreed by the Transferring Party and the Acquiring Party, payment shall be made to such IFI in Dollars, and (2) in the event that the transaction includes non-monetary benefits for the Transferring Party that, in the reasonable opinion of such IFI, have resulted in the Transferring Party accepting a lower price than would have been paid by the Acquiring Party had the purchase price been paid only in cash, the price to be offered by the Acquiring Party for the Equity Interest of such IFI shall be the equivalent cash price being offered by the Acquiring Party to the Transferring Party, taking into consideration such non-monetary benefits. For the purposes of the foregoing:

(i)

the existence or non-existence, and value, of such non-monetary benefits shall be determined by a qualified independent appraiser (which shall be a reputable financial institution with mining expertise and without any conflict of interest) selected by agreement between the relevant parties or, failing agreement, selected by The Society of Mining, Metallurgy, and Exploration, Inc. or the Institute of Materials, Minerals and Mining, or any successors thereof; and

(ii)

any increase to the price to be paid to such IFI may, at the sole option of the Transferring Party, instead be paid directly to such IFI by such Transferring Party in cash and in Dollars, concurrently with the closing of the transfer;

and provided that in the event that the acquisition of a direct or indirect interest of fifteen percent (15%) or more of the share capital of the Company is achieved through a series of transactions, the price offered for the purposes of this section (including in respect of any non-monetary benefits) shall be the weighted average of all prices obtained through the series of transactions having resulted in the acquisition of such direct or indirect interest of fifteen percent (15%) or more of shares in CMD or Shares (as the case may be) being transferred, determined as provided in this Section 11.6.

PARIS-1/695734/15	- 48 -

12.	REPRESENTATIONS AND WARRANTIES
12.1	Sponsor and CMD Representations
(a)	Each of the Sponsor and CMD represents and warrants in respect of itself that:
(i)

it is a company duly incorporated and validly existing under the laws of its place of organization, and it has all necessary corporate power to conduct its business as presently conducted and to enter into and perform fully and completely all of its obligations and liabilities hereunder and under the Equity Agreements and any agreements in implementation thereof

(ii)

each Equity Agreement to which it is a party has been, or will be, duly authorised, executed and delivered by it and constitutes, or will when executed constitute, its valid and legally binding obligation, enforceable against the Sponsor and CMD in accordance with its terms (except for the application of bankruptcy, insolvency or other laws relating to creditors' rights generally or equitable principles);

(iii)

the execution, delivery and performance by it of any of the Equity Agreements to which it is a party has not or will not violate any provision of any existing law or regulation or order or decree of any court, governmental authority, bureau or agency of the jurisdiction of its incorporation, of which it has knowledge after due inquiry or of its founding documents, establishment laws and bylaws, or of any contract, undertaking or agreement to which it is a party or which is binding upon it or any of its property or assets and will not result in the imposition or creation of any lien, charge or encumbrance on, or security interest in, any part thereof pursuant to the provisions of any such contract, undertaking or agreement;

(iv)	in the case of CMD only, CMD owns 100% of the Shares, representing 82.5% of the total share capital of the Company;
(v)	in the case of CMD only, all of the Shares have been validly subscribed and issued and are non-assessable and there are no outstanding Options with respect to the Shares;
(vi)

in the case of CMD only, CMD holds and, following the acquisition of the Shares, the beneficial interest in the Feasibility Study Intellectual Property and the Loan Participations by the IFIs pursuant to this Agreement, shall deliver to the IFIs full, valid and uncontested title to each of the Shares, the beneficial interest in the Feasibility Study Intellectual Property and the Loan Participations so purchased, and all such Shares, the beneficial interest in the Feasibility Study Intellectual Property and the Loan Participations are available for purchase by the IFIs free from any pre-emptive rights, liens, charges or encumbrances whatsoever to the maximum extent provided by applicable law, except as set forth in the Contract of Association, the Consortium Agreement and this Agreement;

PARIS-1/695734/15	- 49 -

(vii)	neither it nor any Person acting on its behalf, has made, with respect the Project or any transaction contemplated by any of the Equity Agreements, any Prohibited Payment;
(viii)	the KMT Organizational Documents have not been amended since 15 March 2004 (other than the amendment of the Articles of Association as contemplated in Section 4.1(a)(xvii));
(ix)	neither it nor any of its property enjoys any right of immunity from set-off, suit or execution with respect to its assets or its obligations under any Equity Agreement;
(x)

the financial statements of Adastra for the period ending on 31 October 2004 have been prepared in accordance with Canadian GAAP, audited by KPMG LLP, and give a true and fair view of Adastra’s financial condition in all material respects as of the date as of which they were prepared and the results of Adastra’s operations during the period then ended; and in accordance with the Accounting Principles disclose all material liabilities (contingent or otherwise) of Adastra, and the reserves, if any, for such liabilities and all material unrealized or anticipated liabilities and losses arising from commitments entered into by Adastra;

(xi)	since the date of the last audited financial statements of Adastra delivered to the IFIs, it has not suffered any change that has had or is reasonably likely to have a Material Adverse Effect;
(xii)

the minute books and other similar records of the Company and CMD as made available to the IFIs prior to the date hereof contain a true and complete record in all material respects of all actions taken at all meetings and by all written consents in lieu of meetings of the Shareholders or the shareholders of CMD, as the case may be, the Board or the board of directors of CMD, as the case may be, and any committees of the Board or the board of directors of CMD, as the case may be, and the share transfer ledger and other similar records of the Company as made available to the IFIs prior to the date hereof accurately reflect all issuances and transfers of the shares of the Company made prior to the date hereof;

(xiii)

the Company is not engaged in any business other than the Project nor has it entered into any material agreement or transaction other than those entered into in relation to the Project on an arm's length basis;

(xiv)

the Company has not undertaken or agreed to undertake any substantial obligation or commitment (actual or contingent), and has no outstanding material liabilities, other than the KMT Loan, the Working Capital Facility and (following the execution thereof) the Financing Agreements and the Project Documents;

PARIS-1/695734/15	- 50 -

(xv)	the Company legally and beneficially owns each of its material assets and has not disposed of, or agreed to dispose of, any such assets;
(xvi)

the Company has no outstanding Lien on any of its assets, and no contracts or arrangements, conditional or unconditional, exist for the creation by the Company of any Lien other than (following the execution thereof) as provided for in the Financing Agreements or the Project Documents;

(xvii)

all tax returns and reports of the Company required by law to be filed have been duly filed and all Taxes, obligations, fees and other governmental charges upon the Company, or its properties, or its income or assets, which are due and payable or to be withheld, have been paid or withheld, other than those presently payable without penalty or interest or which the Company believes in good faith are not due and payable;

(xviii)

the Company is not engaged in nor, to the best of knowledge of CMD and the Sponsor, threatened by, any litigation, arbitration or administrative proceedings, and no judgment or order has been issued against the Company;

(xix)

the Company is not in violation of any statute or regulation of any governmental authority; or in violation of any of the Policies and Guidelines in any material aspects, and the Company has not received any material complaint, order, directive, claim, citation or notice from any governmental authority with respect to any matter of the Company’s compliance with the relevant environmental, health and safety laws and regulations in effect in DRC such as, without limitation, air emissions, discharges to surface water or ground water, noise emissions, solid or liquid waste disposal, or the use, generation, storage, transportation or disposal of toxic or hazardous substances or wastes; and

(xx)	none of the events described in Section 5 (Suspension and/or Cancellation) has occurred and is continuing.
(b)

The representations contained in sub-section (a) above (other than, following the IFI Share Purchase Date, clauses (iv), (v), (vi), (x), (xii) and (xx)) shall be deemed to be made as of the date of this Agreement, the IFI Share Purchase Date, the date of payment by each of the IFIs of any Additional Funding Obligation, and the date of payment by each of the IFIs of any Excess Costs. If any of such representations is no longer valid as of or prior to the IFI Share Purchase Date, the date of payment by each of the IFIs of any Additional Funding Obligation, or the date of payment by each of the IFIs of any Excess Costs, then either CMD or the Sponsor shall immediately notify each of the IFIs.

(c)

Each of CMD and the Sponsor acknowledges that the IFIs have entered into this Agreement on the basis of, and in full reliance on, each of such representations. Each of CMD and the Sponsor warrants to each of the IFIs that each of such representations is true and correct in all material respects as of the date on which they were made and that

PARIS-1/695734/15	- 51 -

none of them omits any matter the omission of which makes any of such representations misleading in any material respect.

12.2	Indemnity for Certain Losses
(a)

The Sponsor and CMD each agree to indemnify each of the IFIs and their officers, directors, employees, agents, attorneys-in-fact and affiliates of each thereof (each, an "Indemnified Person") from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits or costs which may at any time be imposed on, incurred by or asserted against such Indemnified Persons for any willful misrepresentation or willful breach of warranty under this Agreement.

(b)

Each of CMD and the Sponsor shall only be responsible under Section 12.2(a) for liabilities, obligations, losses, damages, penalties, actions, judgments, suits or costs to the extent that they arose out of a willful misrepresentation or willful breach of warranty made by itself.

(c)	Each of CMD and the Sponsor shall not have any liability under Section 12.2(a) for any lost profits or indirect or consequential or punitive damages.
(d)

Each of the Parties agrees that in the event they have actual notice of any claim or potential claim that may give rise to liability under Section 12.2(a), they will promptly notify the other Parties in writing.

(e)

The indemnity in this Section 12.2 shall survive termination of this Agreement or the payment of all amounts payable hereunder. The provisions of this Section 12.2 are without prejudice to any other rights and remedies of the Parties hereunder.

12.3	IFI Representations
(a)	IFC represents and warrants that:
(i)	it is an international organisation established by its Articles of Agreement among its member countries, including the DRC;
(ii)

it has all necessary power to conduct its business and to enter into and perform fully and completely all of its obligations and liabilities hereunder and under the Equity Agreements to which it is a party; and

(iii)

each Equity Agreement to which it is a party has been, or will be, duly authorised, executed and delivered by it and constitutes, or will when executed constitute, its valid and legally binding obligation, enforceable against IFC in accordance with its terms (subject to any applicable qualifications as to matter of law contained in the legal opinions delivered to IFC pursuant to Section 4.1(f) and subject to such immunities and privileges conferred on IFC pursuant to its Articles of Agreement or granted pursuant to English law or the laws of any other applicable jurisdiction).

PARIS-1/695734/15	- 52 -

(b)	IDC represents and warrants that:
(i)	it is a company, constituted and registered in terms of the Industrial Development Act 22/1940;
(ii)

it has all necessary power to conduct its business and to enter into and perform fully and completely all of its obligations and liabilities hereunder and under the Equity Agreements to which it is a party; and

(iii)

each Equity Agreement to which it is a party has been, or will be, duly authorised, executed and delivered by it and constitutes, or will when executed constitute, its valid and legally binding obligation, enforceable against IDC in accordance with its terms (subject to any applicable qualifications as to matter of law contained in the legal opinions delivered to IDC pursuant to Section 4.1(f) and subject to such immunities and privileges granted pursuant to English law or the laws of any other applicable jurisdiction.

(c)

The representations contained in paragraphs (a) and (b) above shall be deemed to be made as of the date of this Agreement, the IFI Share Purchase Date, the date of payment by each of the IFIs of any Additional Funding Obligation, and the date of payment by each of the IFIs of any Excess Costs. If any of such representations is no longer valid as of or prior to the IFI Share Purchase Date, the date of payment by each of the IFIs of any Additional Funding Obligation, or the date of payment by each of the IFIs of any Excess Costs, then the relevant shall immediately notify each of the other Parties.

(d)

Each of the IFIs acknowledges that the other Parties have entered into this Agreement on the basis of, and in full reliance on, each of such representations. Each of the IFIs warrants to each of the other Parties that each of such representations is true and correct in all material respects as of the date on which they were made and that none of them omits any matter the omission of which makes any of such representations misleading in any material respect.

12.4	Indemnity for Certain Losses
(a)

Each of the IFIs agrees to indemnify each of the Sponsor and CMD and their officers, directors, employees, agents, attorneys-in-fact and affiliates of each thereof (each, an "Indemnified Person") from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits or costs which may at any time be imposed on, incurred by or asserted against such Indemnified Persons for any willful misrepresentation or willful breach of warranty under this Agreement.

(b)

Each of the IFIs shall only be responsible under Section 12.4(a) for liabilities, obligations, losses, damages, penalties, actions, judgments, suits or costs to the extent that they arose out of a willful misrepresentation or willful breach of warranty made by itself.

PARIS-1/695734/15	- 53 -

(c)	Each of the IFIs shall not have any liability under Section 12.4(a) for any lost profits or indirect or consequential or punitive damages.
(d)

Each of the Parties agrees that in the event they have actual notice of any claim or potential claim that may give rise to liability under Section 12.4(a), they will promptly notify the other Parties in writing.

(e)

The indemnity in this Section 12.4 shall survive termination of this Agreement or the payment of all amounts payable hereunder. The provisions of this Section 12.4 are without prejudice to any other rights and remedies of the Parties hereunder.

13.	POSITIVE UNDERTAKINGS
(a)	Unless each of the IFIs otherwise agrees, the Controlling Shareholder shall:
(i)

cause the Company to install and maintain an accounting and control system, management information system and books of account and other records, which together adequately reflect truly and fairly the financial condition of the Company and the results of its operations in conformity with the Accounting Standards;

(ii)	cause the Company to appoint and maintain at all times the Auditors;
(iii)

cause the Company to irrevocably authorize the Auditors to communicate directly with the IFIs at any time regarding the Company’s accounts and operations, and provide to each of the IFIs a copy of that authorization, and, no later than thirty (30) days after any change in the Auditors, issue a similar authorization to the new Auditors and provide a copy thereof to each of the IFIs;

(iv)

cause the Company to, upon any IFI’s request, such request to be made with reasonable prior notice to the Company, except in the case of a breach by (i) the Sponsor or CMD of any of its obligations under any of the Equity Agreements, or (ii) the Controlling Shareholder of any of its obligations under this Agreement), permit representatives of any such IFI, during normal office hours to:

(1)	visit the Project site and any of the premises where the business of the Company is conducted;
(2)	inspect all facilities, plant and equipment comprised in the Project;
(3)	have access to the Company’s and (prior to Financial Close) the books of account and records of the C-Shareholder that is responsible for administering the Budget, being as of the date hereof CMD; and
(4)	have access to those employees and agents of the Company who have or may have knowledge of matters with respect to which the IFI seeks information;
(v)	itself, and cause the Company to, promptly upon becoming aware of any litigation or administrative proceedings before any authority or arbitral body which has or
PARIS-1/695734/15	- 54 -

may reasonably be expected to have a Material Adverse Effect, notify each of the IFIs by facsimile of that event specifying the nature of that litigation or those proceedings and the steps that (i) the Company, (ii) CMD or the Sponsor, as the case may be (if CMD is the Controlling Shareholder), or (iii) the Controlling Shareholder (if CMD is not the Controlling Shareholder), is taking or proposes to take with respect thereto;

(vi)	consult fully with each of the IFIs before making any nominations of directors or appointment of senior management in the Company;
(viii)

exercise its rights as a Shareholder, and cause each director of the Company appointed by the Controlling Shareholder (subject to his/her fiduciary duties and other applicable law), to undertake its duties as a director, in a manner consistent with the terms of this Agreement and the Consortium Agreement;

(ix)	subject to Section 7.2 (Optional Funding) at the reasonable request of either of the IFI’s prior to Financial Close, invoke the Force Majeure provisions of the Contract of Association;
(x)

cause the Company to publicly disclose on an annual basis and in a format agreed with the IFIs and generally in accordance with the principles of the Extractive Industries Transparency Initiative, a report listing in a reasonable level of detail all payments made in the previous year to GDRC and GDRC-owned entities;

(xi)	itself (with respect to its operations in the DRC), and cause the Company at all times to, comply in all material respects with all applicable laws and regulations of the DRC;
(xii)

cause the Company to develop and implement, in form and substance acceptable to the IFIs, a corporate governance framework in accordance with the terms of the Consortium Agreement, including the Ethics and Conflict of Interest Policy;

(xiii)

cause the Company to implement and maintain customary insurance cover (subject to availability) acceptable to the IFIs (in their capacity as C-Shareholders in the Company with an Equity Interest in the Project) having regard to the Company’s activities and obligations from time to time;

(xiv)	cause the Company to adopt the Voluntary Principals on Security and Human Rights and cause the Company to implement appropriate policies and guidelines in respect thereof for its managers;
(xv)	use the proceeds of the Additional Pro Rata Payments, directly or indirectly, for the purposes of the Project as set out in the Financial Plan; and
(xvi)	reimburse each of the IFIs for the relevant IFI Expenditures to reach Loan Signing as incurred from time to time;
PARIS-1/695734/15	- 55 -

provided that, unless each of the IFIs otherwise agrees:

(1)	the Sponsor, for so long as:
(A)	the Sponsor continues to control CMD; and
(B)	CMD is the Controlling Shareholder;

shall cause CMD to comply with the foregoing positive undertakings; and

(2)	in the event that there shall be no Controlling Shareholder, each of the C-Shareholders shall:
(A)

(in the case of IFC, at the written request of any of the other C-Shareholders) vote its Shares so as to give effect to and in a manner consistent with this Section 13(a), whether at a meeting of the Shareholders or by written resolution of the Shareholders; and

(B)

cause each director nominated by it (subject to such director’s fiduciary duties and other applicable laws) to undertake his/her duties as a director so as to give effect to and in a manner consistent with this Section 13(a), whether at a meeting of the directors or by written resolution of the directors;

provided further that, unless each of the IFIs otherwise agrees, prior to Project Completion, CMD shall undertake the obligations of the Controlling Shareholder under this Section 13(a), regardless of whether or not CMD has a right to nominate a majority of the directors to the Board, and the Sponsor shall cause CMD to comply with such obligations. Each of the IFIs shall, insofar as it is able in its capacity as a minority shareholder in the Company, and upon the Controlling Shareholder’s reasonable request, provide advice to the Controlling Shareholder in connection with the foregoing obligations of the Controlling Shareholder.

(b)

Without limitation to the provisions of Section 13(a), the Sponsor shall, as soon as reasonably possible following the execution of this Agreement, make a formal presentation to the Economics and Finance Committee of the DRC, providing an update on the status of the Project, which shall include an update of the estimated costs of the Feasibility Study, with appropriate representatives of the IFIs being invited to attend such presentation.

(c)	Without limitation to the provisions of Section 13(a), CMD shall:
(i)

to the extent applicable, transfer to the Company the transferable rights in respect of the Umicore License or the CMD-Anglo License, as the case may be, simultaneously with the transfer of the Feasibility Study (or where rights in respect of the Umicore License or the CMD-Anglo License, as the case may be,

PARIS-1/695734/15	- 56 -

are not transferable, enter into arrangements reasonably satisfactory to the IFIs whereby such rights are made available to the Company);

(ii)	make a presentation to the Board of the estimated costs of the Feasibility Study, with appropriate representatives of the IFIs being invited to attend such presentation; and
(iii)

use its reasonable efforts to have the Contract of Association amended to provide that the accounting standards that the Company is required to use for the preparation of its audited accounts shall be International Financial Reporting Standards.

(d)

Each of the Shareholders agrees, in its capacity as a shareholder of the Company, to use its reasonable efforts to have the KMT Organizational Documents amended to make them consistent (to the extent necessary and possible) with the terms of this Agreement and the Consortium Agreement.

14.	NEGATIVE UNDERTAKINGS

Unless each of the IFIs otherwise agrees, the Controlling Shareholder shall:

(a)

cause the Company not to enter into any agreement or arrangement to guarantee or, in any way or under any condition, assume or become obligated for all or any part of any financial or other obligation of another Person;

(b)

cause the Company not to create or permit to exist any Lien on any property, revenues or other assets, present or future, of the Company other than pursuant to the Financing Agreements in respect of the Senior Loans;

(c)

cause the Company not to enter into any transaction except in the ordinary course of business and on the basis of arm's-length arrangements including, without limitation, transactions whereby the Company might pay more than the ordinary commercial price for any purchase or might receive less than the full ex-works commercial price (subject to normal trade discounts, industry norm profit sharing arrangements and/or requirements of the Financing Parties for floor price protection and the associated granting of ceiling prices to offtakers) for its products, provided that, in addition, where the other party to any such transaction is an Affiliate of the Sponsor, such transaction shall not be in breach of the Contract of Association;

(d)

not enter into, and cause the Company not to enter into, any partnership, profit-sharing or royalty agreement or other similar arrangement whereby the Company’s income or profits are, or might be, shared with any Affiliate of the Sponsor (or the Controlling Shareholder, if CMD is not the Controlling Shareholder) other than as contemplated in the Contract of Association, provided that the foregoing shall not restrict any dealings by CMD with such Affiliates that is not otherwise prohibited by this Agreement with respect to any amounts

PARIS-1/695734/15	- 57 -

that have been paid to it by, or which it is entitled to receive from, the Company by way of a distribution or dividend;

(e)

not enter into, and cause the Company not to enter into, any partnership, profit-sharing or royalty agreement or other similar arrangement whereby the Company’s income or profits (or CMD’s rights or interests therein) are, or might be, shared with any third party, except in the ordinary course of business and for the benefit of the Shareholders as a whole, other than pursuant to the Financing Agreements;

(f)

cause the Company not to enter into any management contract or similar arrangement whereby the Company’s business or operations are managed by any other Person other than (i) CMD’s conduct of the Feasibility Study; (ii) the conduct of engineering, procurement and construction of the facilities necessary for the Project by the relevant contractor pursuant to an EPC contract; and (iii) the commissioning of such facilities by the contractor (or another third party), which may extend until technical or financial completion is achieved in accordance with the terms of the Financing Agreements for the Senior Loans;

(g)	not change any of the KMT Organizational Documents in a manner which would be materially adverse to the interests of the IFIs;
(h)	not change, and cause the Company not to change, the nature or scope of the Project or change the nature of the Company’s present or contemplated business or operations;
(i)

subsequent to the Calculation Date, not modify the Budget by more than 10% without (i) formal approval of the modified Budget by the board of CMD, and (ii) presentation of the modified Budget and the basis therefor to the Steering Committee;

(j)

cause the Company not to sell, transfer, lease or otherwise dispose of all or a substantial part of its assets, other than inventory, whether in a single transaction or in a series of transactions, related or otherwise;

(k)	not permit any merger, spin-off, consolidation or reorganization, liquidation or dissolution of the Company and cause the Company not to permit or undertake any such action;
(l)

not enter into any Shareholder Loan agreement with the Company other than in compliance with the provisions of the Contract of Association, and pari passu in terms of repayment with all other Shareholder Loans (except in accordance with Article 6.7 of the Contract of Association), and unless each of the IFIs shall have been provided: (i) at least sixty (60) days notice thereof, and (ii) the right to subscribe or otherwise participate, as the case may be, with the other Shareholders pro rata in the granting of such Shareholder Loan, provided that the Company may enter into a Shareholder Loan on less than sixty (60) days prior notice in the event that:

PARIS-1/695734/15	- 58 -

(i)	the need for such Shareholder Loan has arisen as a result of exceptional circumstances, as determined by the Managing Director;
(ii)	the amount of such Shareholder Loan is the minimum necessary to address such exceptional circumstances;
(iii)	the Controlling Shareholder shall have acted reasonably and in the interest of all of the C-Shareholders;
(iv)	the Controlling Shareholder shall have used all reasonable efforts to place the exceptional circumstances before the other Shareholder Parties and if practicable, the Steering Committee; and
(v)

each of the C-Shareholders that do not participate pro rata in such Shareholder Loan at the time that it is entered into shall have the opportunity for a period of up to sixty (60) days from the time of being informed of the intention to enter into such Shareholder Loan to retrospectively participate pro rata in the entering into of such Shareholder Loan;

(m)	not terminate, amend or grant any waiver with respect to any provision of the Contract of Association;
(n)	cause the Company not to issue any Shares otherwise than in compliance with the provisions of this Agreement, the Consortium Agreement, the Contract of Association and the Articles;
(o)

not invoke Article 8.4 of the Contract of Association, or terminate the Contract of Association, or invoke the Force Majeure provisions of the Contract of Association without providing the IFIs with prior notice thereof so as to permit them to exercise their rights as parties to the Contract of Association; or

(p)

not make or fund (and shall not authorize or permit any of their Subsidiaries or any person acting on its behalf to make or fund) any expenditure related to the Project which has not been included in the Budget (other than any Emergency Expenditures), without the approval of the IFIs, which approval will not be unreasonably withheld provided that, unless each of the IFIs otherwise agrees:

(1)	the Sponsor, for so long as:
(A)	the Sponsor continues to control CMD; and
(B)	CMD is the Controlling Shareholder;

shall cause CMD to comply with the foregoing negative undertakings; and

(2)	in the event that there shall be no Controlling Shareholder, the taking by the Company of any action that would not be consistent with the negative undertakings as set out in this

PARIS-1/695734/15	- 59 -

Section 14 shall require the consent of each of the C-Shareholders, whether at a meeting of the Shareholders or by written resolution of the Shareholders;

provided further that, unless each of the IFIs otherwise agrees, prior to Project Completion, CMD shall undertake the obligations of the Controlling Shareholder under this Section 14, regardless of whether or not CMD has a right to nominate a majority of the directors to the Board, and the Sponsor shall cause CMD to comply with such obligations.

15.	ENVIRONMENTAL UNDERTAKINGS
(a)	Unless each of the IFIs otherwise agrees, the Controlling Shareholder shall:
(i)

cause the Company to design, construct, operate, maintain and monitor all of its sites, plant, equipment and facilities in accordance with (i) the Controlling Shareholder’s environmental, health, safety and community development policies, and (ii) the Policies and Guidelines; and

(ii)

cause the Company to provide to each of IDC and IFC (for so long as the relevant IFI is a Shareholder) an annual monitoring report covering ongoing performance of environmental, social, health and safety activities, and cause the Company to review and revise where appropriate, at least on an annual basis but possibly more frequently, its environmental, health, safety, and community policies to ensure that these policies continue to be in accordance with the Policies and Guidelines;

provided that, unless each of the IFIs otherwise agrees:

(1)	the Sponsor, for so long as:
(A)	the Sponsor continues to control CMD; and
(B)	CMD is the Controlling Shareholder;

shall cause CMD to comply with the foregoing positive undertakings; and

(2)	in the event that there shall be no Controlling Shareholder, each of the C-Shareholders shall:
(A)

(in the case of IFC, at the written request of any of the other C-Shareholders) vote its Shares so as to give effect to and in a manner consistent with this Section 15, whether at a meeting of the Shareholders or by written resolution of the Shareholders; and

(B)

cause each director nominated by it (subject to such director’s fiduciary duties and other applicable laws) to undertake his/her duties as a director so as to give effect to and in a manner consistent with this Section 15, whether at a meeting of the directors or by written resolution of the directors;

PARIS-1/695734/15	- 60 -

provided further that, unless each of the IFIs otherwise agrees, prior to Project Completion, CMD shall undertake the obligations of the Controlling Shareholder under this Section 15, regardless of whether or not CMD has a right to nominate a majority of the directors to the Board, and the Sponsor shall cause CMD to comply with such obligations.

(b)

Each of the IFIs shall, upon the request of CMD and insofar as they are able in their capacity as minority Shareholders, provide assistance and advice to CMD in connection with the foregoing obligations of CMD.

16.	REPORTING UNDERTAKINGS
16.1	Audit of the Feasibility Study

Following the completion of the Feasibility Study, the IFIs shall have the right to request that those portions of the Feasibility Study described in parts (A) – (E) (other than the EIA) of Section I of Annex D of the Contract of Association are reviewed by the Technical Auditor in order to confirm that they have been satisfactorily completed in accordance with the terms of reference thereof (it being understood that the IFIs may in their sole discretion substitute the Technical Auditor by supplying this confirmation themselves). The services of the Technical Auditor will be paid out of the Budget.

17.	DEVELOPMENT OF PROJECT; LIMITATION OF LIABILITIES

By entering into this Agreement, none of the Parties warrants that it will be able to advance the Project to the satisfaction of the other Parties. No Party will at any time be liable to any of the other Parties or the Company for any loss, cost, liability or other claim in connection with matters contemplated by this Agreement, except to the extent that it results from such Party’s gross negligence or willful misconduct. Any such claim will be limited to reasonably foreseeable losses arising directly from such Party’s actions in connection with this Agreement, and will not include lost profits or indirect or consequential or punitive damages.

18.	MISCELLANEOUS
18.1	Taxes

CMD shall pay all taxes (including stamp taxes), duties, fees or other charges payable on or in connection with the execution, issue, delivery, registration or notarization of this Agreement, the transfer of the Shares on the IFI Share Purchase Date and any documents related thereto, and shall, upon notice from either of the IFIs, reimburse such IFI or its assigns for any such taxes, duties, fees or other charges paid by such IFI or its assigns thereon.

18.2	Notices and Requests

Any notice, request, advice or other communication to be given or made under this Agreement shall be in writing. Any such notice, request, advice or other communication shall be delivered by hand, facsimile with confirmation of successful transmission, registered mail with proof of receipt

PARIS-1/695734/15	- 61 -

or established courier service to the Party's address specified below or at such other address as any Party notifies to the other Parties from time to time, and will be effective upon receipt.

For CMD:

Congo Mineral Developments Limited

c/o Adastra Minerals Inc.

St. George’s House

15 Hanover Square

London W1S 1HS

United Kingdom

Facsimile:	+44 20 7355 3554
Attn:	President

For the Sponsor:

Adastra Minerals Inc.

St. George’s House

15 Hanover Square

London W1S 1HS

United Kingdom

Facsimile:	+44 20 7355 3554
Attn:	President

For IDC:

Industrial Development Corporation

P O Box 784055

Sandton 2146

South Africa

Facsimile:	+27 11 269 3116
Attn:	General Counsel

For IFC:

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, D.C. 20433

USA

Facsimile:	+1 202 974 4323
PARIS-1/695734/15	- 62 -

Attention:	Manager, Mining Investment Division, Department of Oil, Gas, Mining & Chemicals
18.3	Saving of Rights
(a)

The rights and remedies of each of the Parties in relation to any misrepresentations or breach of warranty on the part of any of the other Parties shall not be prejudiced by any investigation by or on behalf of the Parties into the affairs of the other Parties, by the execution or the performance of this Agreement or by any other act or thing which may be done by or on behalf of the Parties in connection with this Agreement and which might, apart from this Section 18.3(a), prejudice such rights or remedies.

(b)

No course of dealing or waiver by any of the Parties of any condition or obligation under this Agreement and/or making payment under this Agreement shall impair any right, power or remedy of such Party with respect to any other condition, or be construed to be a waiver thereof.

(c)

No course of dealing and no delay in exercising, or omission to exercise, any right, power or remedy accruing to the IFIs upon any default under this Agreement or any other agreement shall impair any such right, power or remedy or be construed to be a waiver thereof or an acquiescence therein; nor shall the action of the IFIs in respect of any such default, or any acquiescence by it therein, affect or impair any right, power or remedy of the IFIs in respect of any other default.

18.4	English Language

All documents to be furnished or communications to be given or made pursuant to the terms of this Agreement shall be in writing in the English language, provided that in the case of the Company's corporate documents and any other documents of the Company that are required to be in the French language, such documents shall be accompanied by a translation into English, certified by a representative of the Company to be a true and correct translation of the original, with the Shareholder Parties agreeing that they shall not object to the costs of preparation of such translations being treated as expenses of the Company. Except as otherwise required by applicable law, as between the Parties the English translation of any document in the French language shall prevail.

18.5	Term

This Agreement shall remain in force and effect until the earlier of:

(i)	the date prior to the IFI Share Purchase Date on which each of the IFIs has exercised its cancellation rights under Section 5.2 (Cancellation);
(ii)	the date following the IFI Share Purchase Date on which neither of the IFIs is either a Shareholder or a holder of any Sponsor Shares acquired pursuant to this Agreement,
(iii)	the date following the IFI Share Purchase Date which is the latter to occur of:
PARIS-1/695734/15	- 63 -

(1)	the completion, if relevant, of the transactions provided for in Section 6.11 (Excess Cash);
(2)

the completion, if relevant, of the transactions provided for in Section 6.4 (True Up Right at Loan Signing), Section 6.5 (Right of First Refusal on True Up) and Section 6.6 (Post Closing Adjustment of Excess Costs);

(3)

the completion, if relevant, of the transactions provided for in Section 10.3 (IFI Institutional Restrictions) in the event that an IFI elects not to participate in the Project Development Shareholder Contributions in accordance with Section 8.1 (Election to Contribute Project Development Shareholder Contributions) for the reasons specified in Section 10.3; or

(4)

the receipt by each of the C-Shareholders of their respective Financial Close Shares and Financial Close Shareholder Loans, in accordance with Section 9.1 (Issuance of Additional Shares and Contribution of the Feasibility Study); or

(iv)	such other date as may be mutually agreed by the Parties from time to time.
18.6	Applicable Law and Jurisdiction

This Agreement is governed by, and shall be construed in accordance with, the laws of England and Wales.

18.7	Dispute Resolution
(a)

In the event of any dispute between the IFIs and CMD or the Sponsor about any Historic Project-related Expenditures or Historic IFI Expenditures (or any component thereof), at the request of any Party, such dispute shall be referred to an independent accounting expert (the "Expert") chosen by agreement between the Sponsor and the IFIs and, failing such agreement, by the LCIA. Any Expert to whom a dispute is referred shall make a determination within thirty (30) Business Days of the date on which such Expert was selected. The Expert’s determination shall be final and binding on the Parties. The Expert shall act as an expert and not as an arbitrator. The fees and related costs of the Expert shall be paid by the Parties in inverse proportions to the finding of the Expert.

(b)

Subject to Section 18.7(a), any and all disputes, controversies and claims arising out of or in connection with this Agreement (including the validity, interpretation, breaches or termination of this Agreement) shall be settled and finally resolved by arbitration in accordance with the rules of arbitration of the LCIA (the "LCIA Rules").

(c)

The arbitral tribunal shall be composed of one arbitrator appointed by the LCIA in accordance with the LCIA Rules, and all disputes in connection with the matters that gave rise to the initiation of such arbitration shall be settled and finally resolved by the arbitral tribunal so appointed.

PARIS-1/695734/15	- 64 -

(d)	The seat of the arbitral proceedings shall be London and the arbitration shall be held in the English language.
(e)

In the event that the relevant Parties do not agree on the Intraparty Fair Market Value within thirty (30) days (which period may be extended by mutual agreement of the relevant Parties), the Intraparty Fair Market Value shall be determined using the same valuation criteria stipulated in the definition thereof by a qualified independent appraiser (which shall be a reputable financial institution with mining expertise and without any conflict of interest) selected by agreement between the relevant Parties or, failing agreement, selected by The Society of Mining, Metallurgy, and Exploration, Inc. or the Institute of Materials, Minerals and Mining, or any successors thereof.

18.8	Counterparts

This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

18.9	Vesting of Warrants
(a)

Pursuant to the terms of the Option Agreement, each of the IFIs is entitled to warrants to acquire up to 2.5% (on a fully diluted basis as at the date of the Option Agreement) each of the Sponsor at an exercise price of C$0.75 per share (the "Warrants"). The Sponsor hereby acknowledges that forty percent (40%) of the Warrants vested upon the signature of the Option Agreement and that thirty percent (30%) of the Warrants vested upon the signature of the Contract of Association. The Sponsor hereby acknowledges and agrees that the final thirty percent (30%) of the Warrants shall vest upon the IFI Share Purchase Date.

(b)	The vested Warrants will be exercisable at any time between 12 February 2004 and 12 February 2008.
(c)

If either of the IFIs exercises its Warrants, such IFI will undertake to give the Sponsor at least fifteen (15) trading days notice of such IFI’s intention to dispose of any of the Sponsor Shares acquired pursuant to the exercise of its Warrants and shall dispose of such shares through brokers of international standing, in consultation with the Sponsor, in order to ensure that an orderly market is maintained in the Sponsor Shares, unless such IFI sells such Sponsor Shares by a private sale and purchase.

18.10	Option Agreement

The Parties agree that with effect from the date hereof the Option Agreement will cease to be in force and effect.

PARIS-1/695734/15	- 65 -

IN WITNESS WHEREOF, the Parties hereto, acting through their duly authorised representatives, have caused this Agreement to be signed in their respective names, as of the date first above written.

ADASTRA MINERALS INC.

By:	/s/ Timothy Read__________________13th October 2005_________
Name: T.P. Read
Title: Chief Executive Officer

CONGO MINERAL DEVELOPMENTS LIMITED

By:	/s/ Timothy Read__________________13th October 2005_________
Name: T.P. Read
Title: Chairman

INDUSTRIAL DEVELOPMENT CORPORATION OF SOUTH AFRICA LIMITED

By:	/s/ signed_________________________	By:	/s/ signed_________________________
	Name: Similo Sibisi		Name: Mukesh Bhavan
	Title: General Counsel		Title: Executive Vice President Projects

INTERNATIONAL FINANCE CORPORATION

By:	/s/ signed___________________________
Name:
Title:

PARIS-1/695734/15	- 66 -

SCHEDULE 1

POLICIES AND GUIDELINES

Operational Policy OP 4.01 Environmental Assessment (October 1998)

IFC Operational Policy OP 4.04 Natural habitats (November 1998)

Operational Directive OD 4.20 Indigenous Peoples (September 1991)

World Bank Operational Directive OD 4.30 Involuntary Resettlement (June 1990)

World Bank Operational Policy Note OPN 11.03 Management of Cultural Property (September 1986)

IFC draft Operational Policy OP 4.37 Safety of Dams

IFC Policy Statement on Forced Labor and Harmful Child Labor (March 1998)

IFC Policy on Disclosure of Information (September 1998)

IFC General Health & Safety Guidelines (July 1998)

PPAH General Environmental Guidelines (July 1998)

Interim Open Pit Mining and Milling Guidelines (August 1995)

PPAH Base Metal and Iron Ore Mining Guideline (July 1998)

IFC Life and Fire Safety Guidelines (December 2002)

IFC Occupational Health and Safety Guidelines (June 2003)

IFC Hazardous Materials Management Guidelines (December 2001)

Guidelines on Sulphur Oxides: PPAH Pollution Prevention and Control (July 1998) and PPAH Sulphur Oxides (July 1998)

PARIS-1/695734/15	- 67 -

SCHEDULE 2

CONSULTANT CONTRACTS

(1)	Added Value Engineering Consultants (Pty) Limited (including Turner & Townsend International)
(2)	Aon Limited
(3)	CRU Strategies Limited
(4)	Cowan Personnel Consultants Ltd
(5)	Russell Carnegie Grant / Eversden Consulting Limited
(6)	Kalamba & Associes
(7)	Kate Harcourt
(8)	LQS International Limited
(9)	Mintek
(10)	Murray & Roberts Engineering Solutions Limited / GRD Minproc (Pty) Limited
(11)	N M Rothschild & Sons Limited
(12)	Simmons & Simmons
(13)	SRK Consulting Engineers and Scientists
(14)	Stikeman Elliott
(15)	Sullivan & Cromwell LLP
(16)	T. H. Drilling (Pty) Ltd
(17)	Umicore s.a.
(18)	John McCowan / Capital Conservation Corp
(19)	SGS Lakefield Research Ltd
(20)	Additional contracts with certain third party consultants, each with a total contract value of less than US$50,000

PARIS-1/695734/15	- 68 -

SCHEDULE 3

BUDGET

(See Attached)

PARIS-1/695734/15	- 69 -

SCHEDULE 4

HISTORIC SUBORDINATED CONTRIBUTION RATIO

The Historic Subordinated Contribution Ratio shall mean the ratio of:

A : B

Where:

A = the aggregate of:

(i)	the IFI Loan Participation Amounts,
(ii)	the Financial Close Shareholder Loans received by the IFIs, and
(iii)	the amount of any additional Shareholder Contributions made by the IFIs in the form of Shareholder Loans
B =	the aggregate of:
(i)	the IFI Share Purchase Amounts,
(ii)	the IFI Feasibility Study Purchase Amounts, less the amount of the Financial Close Shareholder Loans received by the IFIs,
(iii)	the IFI Historic Expenditures,
(iv)	any Additional Funding Obligation paid by the IFIs,
(v)

any Excess Costs paid by the IFIs pursuant to Section 6.4 (True Up Right at Loan Signing), Section 6.5 (Right of First Refusal on True Up) and Section 6.6 (Post Closing Adjustment of Excess Costs), and

(iii)	the amount of any additional Shareholder Contributions made by the IFIs in the form of Shares

PARIS-1/695734/15	- 70 -

EXHIBIT 4.16

FIRST AMENDMENT

JOINT VENTURE AGREEMENT

made and entered into by and between

CONGOLESE ZINC INVESTMENT LIMITED

(hereinafter referred to as "Adastra")

and

KUMBA BASE METALS LIMITED

(hereinafter referred to as "Zincor")

and

ZINCONGO LIMITED

(hereinafter referred to as "Zincongo")

First Amendment of JV Agreement - Adastra, Zincor & Zincongo/cam/It/2004-10-12

2

PREAMBLE

A.

America Mineral Fields international Limited and Zinc Corporation of South Africa Limited and Zincongo Limited entered into a joint venture agreement (the "JV Agreement") in terms of which the Parties will participate in the Kipushi Project;

B.	Subsequently America Mineral Fields International Limited changed their name to Congolese Zinc Investment Limited and Zinc Corporation of South Africa Limited their name to Kumba Base Metals Limited.

C.	The Parties were not able to satisfy the Conditions of the JV Agreement by 30 September 2004;

D.	The Parties have, subject to the terms contained in this First Amendment agreed to amend the Final Date for Completion within clause 1.1 of the JV Agreement as set out hereunder.

NOW IT IS HEREBY AGREED AS FOLLOWS:

1.	Notwithstanding the date of signature of this First Amendment, this First Amendment shall be effective as from 30 September 2004

2.	The Final Date for Completion within clause 1.1 of the JV Agreement is hereby extended and amended to read 31 March 2005 or such other date as may be agreed between the Parties.

3.	The extension of the Final Date for Completion is subject to the following conditions:

3.1	Subject thereto that the Account first being exhausted, each Party carries its own cost such as but not limited to time, travel,

subsistence costs to satisfy the Conditions as from date of this First

Amendment to Final Date for Completion;

3.2	third party appointments and costs will be agreed upon prior to

First Amendment of JV Agreement - Adastra, Zincor & Zincongo/cam/It/2004-10-12

3

appointment, whereupon cost will be shared on an equal basis;

3.3

Zincor will during the extended period commencing 1 November 2004 ending 31 March 2005 pay a fixed amount of U$2 500 (inclusive of all taxes and duties) per month on or before the 28th of each month to Adastra. The amount will be applied towards Adastra's Lumbumbashi office costs. It is recorded that the amount is paid on the basis that the Adastra Lumbumbashi office will spend at least 10% of its time and costs towards facilitating and promoting relations with the GDRC, Gecamines and the Parties in order to expedite and conclude the Kipushi transaction.

3.3	costs incurred pursuant to clauses 3.1 and 3.2 above will not form part of the Farm-In Fee;

3.4	the Parties constitute a Steering Committee within 20 (twenty) days of date of this First Amendment;

3.4.1 the Steering Committee's objectives will be to facilitate, guide and report on the progress made relating to the execution by the Parties and Gecamines of the Revised Framework Agreement and the grant of any necessary approvals or consents of GDRC or any agency thereof required for the execution and performance of the Revised Framework Agreement;

3.4.3 the Steering Committee will comprise 4 (four) members of which 2 (two) will be appointed by Adastra and Zincor each respectively;

3.4.4 the Steering Committee will prepare and adopt a working procedure on constitution date according to which they will operate.

4.

The remaining terms and conditions of the JV Agreement not specifically amended in terms hereof shall continue to apply, except if in contradiction to any of the terms and conditions set out in this First Amendment in which event the First Amendment shall prevail.

First Amendment of JV Agreement - Adastra, Zincor & Zincongo/cam/It/2004-10-12

4

5.

The Parties agree that should any provision of this First Amendment be held by any competent court referred to in the JV Agreement to be unenforceable or contrary to any law or public policy, the said provisions shall be struck from this First Amendment and the remaining provisions hereof shall remain in force.

SIGNED at 15, Hanover Square, London VV 1S 1HS on this 11"' day of November 2004.

WITNESSES:

1.	/s/signed_________
2.	/s/signed__________	/s/Timothy P. Read

for and on behalf of CONGOLESE ZINC INVESTMENT LIMITED duly authorised thereto

SIGNED at Pretoria on this 24th day of November 2004.

WITNESSES:

1.	/s/signed
2.	/s/signed	/s/signed_____________

for and on behalf of KUMBA BASE METALS LIMITED duly authorised thereto

First Amendment of JV Agreement - Adastra, Zincor & Zincongo/cam/It/2004-10-12

5

SIGNED at 15 Hanover Square on this 11th day of November 2004.

WITNESSES:

1.	/s/signed
2.	/s/signed	/s/ Bernard Pryor

for and on behalf of ZINCONGO LIMITED duly authorised thereto

First Amendment of JV Agreement - Adastra, Zincor & Zincongo/cam/It/2004-10-12

EXHIBIT 4.17

SECOND AMENDMENT

to the

JOINT VENTURE AGREEMENT

made and entered into by and between

CONGOLESE ZINC INVESTMENT LIMITED

(hereinafter referred to as "Adastra”)

and

KUMBA BASE METALS LIMITED

(hereinafter referred to as "Zincor")

and

ZINCONGO LIMITED

(hereinafter referred to as "Zincongo")

Second Amendment of JV Agreement - Adastra, Zincor & Zincongo/cam/lt/2005-08-04

2

PREAMBLE

A.

America Mineral Fields International Limited and Zinc Corporation of South Africa Limited and Zincongo Limited entered into a joint venture agreement (the "JV Agreement") in terms of which the Parties will participate in the Kipushi Project;

B.	The JV Agreement inter alia states that the conditions of the JV Agreement must be satisfied by 31 March 2005 ("First Amendment").

C.	The Parties were not able to satisfy the Conditions of the JV Agreement by 31 March 2005;

D.	The Parties have, subject to the terms contained in this Second Amendment agreed to amend the Final Date for Completion within clause 1.1 of the JV Agreement as set out hereunder.

NOW IT IS HEREBY AGREED AS FOLLOWS:

1.	Notwithstanding the date of signature of this Second Amendment, this Second Amendment shall be effective as from 31 March 2005.

2.	The Final Date for Completion within clause 1.1 of the JV Agreement is hereby extended and amended to read 31 October 2006, or such other date as may be agreed between the Parties.

3.	The extension of the Final Date for Completion is subject to the following conditions:

3.1

Subject thereto that the Account first being exhausted, each Party carries its own cost such as but not limited to time, travel, subsistence costs to satisfy the Conditions as from date of this Second Amendment to Final Date for Completion;

3.2	third party appointments and costs will be agreed upon prior to appointment, whereupon cost will be shared on an equal basis. It

First Amendment of JV Agreement - Adastra, Zincor & Zincongo/cam/It/2004-10-12

3

is recorded that the cost of the preliminary reassessment of Kipushi's potential economic viability ("Scoping Study") that started in July 2005 falls under this provision. For the avoidance of doubt, it is further recorded that each Party's costs directly attributable specifically to the Scoping Study will be treated as third party costs to be shared equally under this Clause 3.2 rather than carried by such Party under Clause 3.1;

3.3

Zincor will during the extended period commencing 1 April 2005 pay a fixed amount of U$2 500 (inclusive of all taxes and duties) per month on or before the 28th of each month to Adastra. The amount will be applied towards Adastra's Lubumbashi office costs. It is recorded that the amount is paid on the basis that the Adastra Lubumbashi office will spend at least 10% of its time and costs towards facilitating and promoting relations with the GDRC, Gecamines and the Parties in order to expedite and conclude the Kipushi transaction.

3.4	costs incurred pursuant to clauses 3.1 and 3.2 above will not form part of the Farm-In Fee;

3.5	the Steering Committee shall continue to operate pursuant to the First Amendment provisions;

4.

The remaining terms and conditions of the JV Agreement and the First Amendment not specifically amended in terms hereof shall continue to apply, except if in contradiction to any of the terms and conditions set out in this Second Amendment in which event the Second Amendment shall prevail.

5.

The Parties agree that should any provision of this Second Amendment be held by any competent court referred to in the JV Agreement to be unenforceable or contrary to any law or public policy, the said provisions shall be struck from this Second Amendment and the remaining provisions hereof shall remain in force.

SIGNED at__________________ on this __________ day of ________________ 2005.

First Amendment of JV Agreement - Adastra, Zincor & Zincongo/cam/It/2004-10-12

4

WITNESSES:

1.	/s/ signed
2.	/s/ signed	/s/Timothy P. Read

for and on behalf of CONGOLESE ZINC INVESTMENT LIMITED duly authorised thereto

SIGNED at 15 Hanover Square on this 5th day of September 2005.

WITNESSES:

1.	/s/ signed
2.	/s/ signed	/s/ signed

for and on behalf of KUMBA BASE METALS LIMITED duly authorised thereto

SIGNED at London on this 5th day of September 2005.

WITNESSES:

1.	/s/ signed
2.	/s/ signed	/s/ Bernard Pryor

for and on behalf of ZINCONGO LIMITED duly authorised thereto

First Amendment of JV Agreement - Adastra, Zincor & Zincongo/cam/It/2004-10-12

Exhibit 12.1

CERTIFICATION

I, Timothy Read, President, Chief Executive Officer and Director certify that:

1.

I have reviewed this annual report on Form 20-F of Adastra Minerals Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:

January 27, 2006

/s/ Timothy Read

Timothy Read

Chief Executive Officer and Director

Exhibit 12.2

CERTIFICATION

I, Thomas David Button, Chief Financial Officer certify that:

1.

I have reviewed this annual report on Form 20-F of Adastra Minerals Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

 Date:

January 27, 2006

/s/ T.D. Button

Thomas David Button

Chief Financial Officer

Exhibit 13.1

Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), I, Tim Read, Chief Executive Officer of Adastra Minerals Inc.(the “Company”) hereby certify, to my knowledge, that:

The Company’s Annual Report on Form 20-F for the year ended October 31 2005 (the “Report”) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

/s/

Tim Read

Name:

Tim Read

Title:

Chief Executive Officer

Dated:

January 27, 2006

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

Exhibit 13.2

Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), I, Thomas David Button, Chief Financial Officer of Adastra Minerals Inc.(the “Company”) hereby certify, to my knowledge, that:

The Company’s Annual Report on Form 20-F for the year ended October 31 2005 (the “Report”) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

/s/

Thomas David Button

Name:

Thomas David Button

Title:

Chief Financial Officer

Dated:

January 27, 2006

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.